Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the U.S. Securities and Exchange Commission on May 17, 2024.
This Amendment No. 2 to the draft registration statement has not been filed publicly with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CONCENTRA GROUP HOLDINGS PARENT, INC.
(Exact name of registrant as specified in its charter)
Delaware	8093	30-1006613
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4714 Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA 17055
(717) 972-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael E. Tarvin
Concentra Group Holdings Parent, Inc.
4714 Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA 17055
(717) 972-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Stephen M. Leitzell Anna Tomczyk Dechert LLP 2929 Arch Street Philadelphia, PA 19104 (215) 994-2621	Nathan Ajiashvili Alison Haggerty Latham & Watkins LLP 1271 Avenue of Americas New York, NY 10020 (212) 906-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83
Subject to Completion, Dated           , 2024
Prospectus
           Shares
CONCENTRA GROUP HOLDINGS PARENT, INC.
Common Stock

This is an initial public offering of shares of common stock of Concentra Group Holdings Parent, Inc. We are offering           shares of our common stock to be sold in this offering. The estimated initial public offering price is between $      and $      per share of our common stock. Prior to this offering, there has been no public market for shares of our common stock.
We intend to apply to list our shares of common stock on the New York Stock Exchange (the “NYSE”) under the symbol “CON”. This offering is contingent upon the listing of our shares of common stock on the NYSE.
In connection with this offering, we will issue common stock representing not more than 19.9% of our common stock outstanding, with Select Medical Corporation (“SMC”) maintaining ownership of at least 80.1% of our common stock. As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and will be exempt from certain corporate governance requirements of such rules. See “Management — Controlled Company Exemption.”
We currently intend to use the net proceeds from this offering to repay (i) $      million of the intercompany note held by SMC and (ii) $      million of the principal amount of a promissory note issued to SMC as a dividend in connection with the Debt Financing. We will not use any of the net proceeds of this offering towards business operations and development as a result. See “Use of Proceeds” for additional information.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
See “Underwriting” for a description of compensation to be paid to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional           shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions.
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before purchasing shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about           , 2024.

J.P. Morgan Goldman Sachs & Co. LLC
Prospectus dated            , 2024

Concentra

Concentra

Concentra

Our mission

To improve the health of America's workforce, one patient at a time

The Orange Book
Concentra

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and cannot assure you as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, results of operations or financial condition may have changed since that date.
For investors outside the United States:   Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS
In connection with this offering, we will issue common stock representing not more than 19.9% of our common stock outstanding, with SMC maintaining ownership of at least 80.1% of our common stock (the “Separation”). Select Medical Holdings Corporation (“Select”) has informed us that, following the completion of this offering, it intends to make a tax-free distribution to its stockholders of all its remaining equity interest in us (the “Distribution”). In connection with the Separation, we will enter into a transition services agreement with Select pursuant to which Select will provide us with certain compliance, human resources, information technology, accounting, tax and other administrative services. See “The Separation and Distribution Transactions — The Separation.”
As part of the Separation, we will pay SMC all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we may receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us, in order to repay related party debt owed to SMC, and SMC or Select will further use those proceeds to pay down current Select indebtedness outstanding. For further information, see “Use of Proceeds.”
Unless otherwise indicated or the context otherwise requires, (1) references in this prospectus to the “Company,” “Concentra,” “we,” “us” and “our” refer to Concentra Group Holdings Parent, Inc., a Delaware corporation, and its consolidated subsidiaries and affiliates assuming the completion of the Separation and (2) references in this prospectus to “Select” or “Parent” refer to Select Medical Holdings Corporation, a Delaware corporation, and its consolidated subsidiaries other than Concentra Group Holdings Parent, Inc. and Concentra Group Holdings Parent, Inc.’s consolidated subsidiaries.
In addition, unless the context otherwise requires, statements relating to our history in this prospectus describe the history of Concentra and forward-looking statements assume the completion of all the transactions described in this prospectus, including the Separation.
Trademarks, Trade Names and Service Marks
We own or have rights to trademarks, service marks or tradenames that we use in connection with the operation of our business, including our corporate names, logos and website names. Other trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames.
Basis of Presentation
Since 2015, we have operated as part of Select’s consolidated business. The financial information included in this prospectus has been prepared from Select’s historical accounting records and is derived from the consolidated financial statements of Select to present Concentra as if it had been operating on a standalone basis. The historical consolidated financial statements (together with the notes thereto, the “consolidated financial statements”) reflect our financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated financial statements include the assets, liabilities, revenue and expenses based on our legal entity structure as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are partially provided on a centralized basis by Select and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance, and other professional services. Indirect costs have been allocated to us for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received.
The financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during

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Pursuant to 17 C.F.R. Section 200.83

the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future. See “Risk Factors — Risks Related to the Separation and the Distribution — We have no recent history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.”
Non-GAAP Financial Measures
We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA margin are important to investors because Adjusted EBITDA and Adjusted EBITDA margin are commonly used as analytical indicators of performance by investors within the healthcare industry. Adjusted EBITDA and Adjusted EBITDA margin are used by management to evaluate financial performance of, and determine resource allocation for, each of our operating segments. Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under U.S. GAAP. Items excluded from Adjusted EBITDA and Adjusted EBITDA margin are significant components in understanding and assessing financial performance. Adjusted EBITDA and Adjusted EBITDA margin should not be considered in isolation, or as alternatives to, or substitutes for, net income, net income margin, income from operations, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA and Adjusted EBITDA margin are not measurements determined in accordance with U.S. GAAP and is thus susceptible to varying definitions, Adjusted EBITDA and Adjusted EBITDA margin as presented may not be comparable to other similarly titled measures of other companies.
We define Adjusted EBITDA as earnings excluding interest, income taxes, depreciation and amortization, gain (loss) on early retirement of debt, stock compensation expense, gain (loss) on sale of businesses, and equity in earnings (losses) of unconsolidated subsidiaries. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.
We present COVID-adjusted EBITDA because we believe that this presentation provides a useful indicator of our financial performance for the periods presented excluding the effects of the nonrecurring income in 2021 and 2022 resulting specifically from the COVID-19 pandemic. COVID-adjusted EBITDA should not be considered in isolation, or as an alternative to, or substitute for, net income, income from operations, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because COVID-adjusted EBITDA is not a measurement determined in accordance with U.S. GAAP and is thus susceptible to varying definitions, COVID-adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.
For a reconciliation of Adjusted EBITDA, COVID-adjusted EBITDA and Adjusted EBITDA margin to net income and net income margin, the most directly comparable financial measure presented in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Information.”

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PROSPECTUS SUMMARY
This summary highlights information included elsewhere in this prospectus and does not contain all of the information you should consider before making an investment decision to purchase shares of our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Consolidated Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock.
Company Overview
We were founded in 1979 and have grown to be the largest provider of occupational health services in the United States by number of locations. Our national presence enables us to provide access to high-quality care that supports our mission to improve the health of America’s workforce. As of March 31, 2024, we operated 547 stand-alone occupational health centers in 41 states and 151 onsite health clinics at employer worksites in 37 states. We also have expanded our reach via our telemedicine program serving 43 states and the District of Columbia. In total, we deliver services across 45 states and the District of Columbia. We had approximately 11,000 colleagues and affiliated physicians and clinicians as of December 31, 2023 who supported the delivery of an extensive suite of services, including occupational and consumer health services and other direct-to-employer care, to more than 50,000 patients each business day on average during 2023. Our patients are generally employed by our main customers — employers across the United States.
Our business is organized into three operating segments based primarily on the type or location of occupational health services provided:

•
Occupational Health Centers:   Our Occupational Health Centers segment encompasses the occupational health services we deliver at our 547 health center facilities across the United States. In this segment, we serve all types of employers, from Fortune 500 to small businesses.

•
Onsite Health Clinics:   Our Onsite Health Clinics segment delivers occupational health services and/or employer-sponsored primary care services at an employer’s workplace, including mobile health services and episodic specialty testing services — we deliver our services at 151 on-site locations. In this segment, we serve medium to large-sized employers.

•
Other Businesses:   Our Other Businesses segment is comprised of several complementary services to our core occupational health services offering and includes Concentra Telemed®, Concentra Pharmacy and Concentra Medical Compliance Administration. In this segment, we serve all types of employers.

As a percentage of revenue for each of the three months ended March 31, 2024 and the year ended December 31, 2023, our Occupational Health Centers, Onsite Health Clinics and Other Businesses segments represent approximately 95%, 3% and 2%, respectively. Together, all operating segments are aggregated into a single reportable segment in our consolidated financial statements based on similar services provided, service delivery process involved, target customers, and similar economic characteristics.
Across our operating segments, we offer a diverse and comprehensive array of occupational health services, including workers’ compensation, employer and consumer health services:
•
Workers’ compensation services includes the support of workers’ compensation injury and physical rehabilitation care.

•
Employer Services consist of drug and alcohol screenings, physical examinations and evaluations, clinical testing, and preventive care, as well as direct-to-employer services that include the services described above and advanced primary care at our onsite health clinics.

•
Consumer Health Services consist of the support of patient-directed urgent care treatment of injuries and illnesses.

For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 45%, 53%, and 2%, respectively, of our visit per

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Pursuant to 17 C.F.R. Section 200.83
day (“VPD”) volume. For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 64%, 34%, and 2%, respectively, of visit-related revenue in our Occupational Health Centers segment.
For the year ended December 31, 2023, our workers’ compensation services, employer services, and consumer health services represented approximately 44%, 54%, and 2%, respectively, of our VPD volume. For the year ended December 31, 2023, our workers’ compensation services, employer services, and consumer health services represented approximately 64%, 34%, and 2%, respectively, of visit-related revenue in our Occupational Health Centers segment. For the year ended December 31, 2023, less than approximately 1% of our visit-related revenue in our Occupational Health Centers segment was attributable to government payor reimbursement.
We partner with approximately 200,000 employers, including 100% of Fortune 100 companies and approximately 95% of the Fortune 500, as of December 31, 2023. Since 2015, we have supported the treatment of approximately 6 million occupational injuries. We currently estimate that we supported the treatment of one in every five workplace injuries in the United States for the year ended December 31, 2022 (based on the latest data from the U.S. Bureau of Labor Statistics).1 In the United States, 65% of employer locations are within approximately 12 miles of one of our occupational health centers2 and we have occupational health centers in over 80 of the 100 largest Metropolitan Statistical Areas3, as of December 31, 2023. Our services are used by employers across industries, including transportation, distribution and warehousing, manufacturing, construction, healthcare, and municipal government services, among many others. Utilization is driven by occupations that have historically posed a higher-than-average risk of workplace injury and illness.
We retain and expand existing relationships and attract new employers through demonstrated performance of clinical outcomes and patient satisfaction. We believe our success is substantially due to the structures and processes that we have developed with the aim of delivering consistent and high-quality care, which we believe creates a key competitive advantage for us. See “Business — Workers’ Compensation Services — Injury Care”. Guided by our mission to improve the health of America’s workforce, we provide care that supports the delivery of improved health outcomes, reduced employees’ days away from work, and lower workers’ compensation costs.
We ascribe to the philosophy that injured employees recover better through early intervention and a quick return to normal activities. Our methodology focuses on increasing function to expedite the employee’s safe and sustainable return to work, helping lower medical and indemnity claims costs incurred by employers. See “Business — Workers’ Compensation Services”. In 2023, about 95% of injured employees seen by us after their initial visit were recommended for return to work in some capacity on the same day according to our internal data. Additionally, results from workers’ compensation claim studies we conducted show a 25% lower average in total claims costs and 61 fewer days per claim when using our occupational health centers instead of non-Concentra health centers. These claim studies conducted by Concentra are based on approximately 500,000 closed claims evaluated between 2020 to 2023 for a select number of Concentra customers, including employers and a workers’ compensation insurance carrier. Of the approximately 500,000 closed claims evaluated between 2020 and 2023, non-Concentra health centers accounted for approximately 412,000 claims and given this large sample size, we believe that the claim studies for non-Concentra heath centers are representative of industry data. The sample of claims includes workers’ compensation injuries from all states and jurisdictions in which the customers do business and was obtained via the customer’s claims/risk management information system. With this data, we compared the total claims cost and case duration of injuries that were treated through Concentra’s network versus all other non-Concentra health centers and the results demonstrate our performance in reducing claims costs and lowering case duration. See “Market and Industry Data”.

U.S. Bureau of Labor Statistics, Occupational injuries and illnesses industry data (2022) (finding approximately 3.5 million occupational injuries in the U.S. in the 2022). Company’s internal data tracking for 2022 indicated approximately 750,000 total customer visits in the U.S. in connection with occupational injuries.

2
Company’s internal data (Company leveraged data analytics and searched all U.S. zip codes within and outside a 12 mile radius of its centers).

3
U.S. Census Bureau, Metropolitan Statistical Areas Population Totals (indicating Company has centers in 80 of the top 100 MSAs).

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
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Our clinical and operational expertise is the foundation for continued growth. We intend to pursue continued organic growth within our existing occupational health centers and onsite health clinics at employer worksites and to take advantage of opportunities to continue to grow our footprint and base of customers via strategic acquisitions and the opening of new centers in key markets. We are currently building adjacent service offerings including employer-focused advanced primary care solutions and behavioral health workers’ compensation capabilities, in addition to growing our specialist program, and expanding our mobile health and episodic specialty testing services. We are leveraging our position to innovate and implement new solutions and programs that enable better health outcomes and support our sustainable long-term growth and performance.
We believe our track record of strong financial performance demonstrates our ability to access and deploy capital to expand services and infrastructure, as well as deliver differentiated business outcomes. We have a track record of revenue growth and strong Adjusted EBITDA and net income margins. We believe our ability to leverage our proprietary systems, processes, models, and tools has allowed us to generate consistent business growth while maintaining favorable margins. For the three months ended March 31, 2024, net income margin was approximately 11% and adjusted EBITDA margin was approximately 21%. For the year ended December 31, 2023, net income margin was approximately 10% and Adjusted EBITDA margin was approximately 19%. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to net income and net income margin, the most directly comparable financial measures presented in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Information.”
Corporate Information
Concentra Group Holdings Parent, LLC was first formed as a Delaware limited liability company on October 11, 2017 and converted to a Delaware corporation on March 4, 2024 in connection with the Separation. Prior to the completion of this offering, we are a wholly owned subsidiary of SMC, and all our outstanding shares of common stock are owned by SMC. As a result, we have never operated as a standalone company. Our principal executive offices are currently located at 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, PA 17055 and our telephone number is (717) 972-1100. Our website address is www.concentra.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
Our Industry
Occupational Health Services
In advanced economies such as the United States, occupational health services emerged to protect the health and safety of employees, as well as the financial integrity of businesses that make innovation, productivity, and growth possible. Occupational health services focus on the diagnosis and treatment of work-related injuries and illnesses (workers’ compensation services) and employer services such as examinations, physicals, tests and screenings, vaccinations, and a range of consultative services designed to protect employees from workplace hazards.
Workers’ Compensation Services
Workers’ compensation insurance provides coverage for medical and indemnity (lost time) costs incurred by employees who experience work-related illnesses or injuries. In 2022, there were an estimated 3.5 million work-related injuries and illnesses in the United States according to the U.S. Bureau of Labor Statistics, up 7.8% from 2021, when the total cost of work-related injuries was an estimated $167.0 billion4 according to The National Safety Council.
Workers’ compensation laws and regulations vary by state, so the specific details of coverage and reimbursement will differ based on the location of the workplace and the laws that govern workers’

4
National Council for Occupational Safety and Health, Millions injured, ill at work in 2022; Safety reforms can ease worker suffering, reduce costs for employers, says National COSH (November 8, 2023).

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compensation in that state. The cost of medical care provided for workers’ compensation services is generally determined by either a state fee schedule or usual, customary, and reasonable (“UCR”) guidelines, based on the relevant regulations. Our managed affiliated professional medical groups that we contract with to provide healthcare services typically receive reimbursement for workers’ compensation services via the employer’s insurance carrier or third-party administrator, based on the fee schedule established by the state in which the injury occurred. The fee schedule outlines the maximum amount that will be paid for various medical services provided.
Healthcare providers are typically reimbursed based on these predetermined rates with no co-pays or deductibles involved. In limited cases where a state does not have an established fee schedule, UCR guidelines are used to determine reimbursement. Our workers’ compensation revenue is driven by a combination of visit volume and rate growth. Historically, based on Concentra data, annual growth in workers’ compensation visit-related incremental revenue contributed specifically by reimbursement rates (e.g., state fee schedules and UCR guidelines) averaged approximately 3% from 2016 to 2023. Given the stringent requirements for workers’ compensation services, and due to the variation on a state-by-state basis, it is difficult for multi-site employers to adopt uniform policies to administer, manage, and control the costs of employer benefits.
Employer Services
In addition to workers’ compensation services, the other major service category of the occupational health services industry is employer services. Employer services include physical examinations, drug and alcohol screening and various other employer services. Employer services are designed to promote optimal workforce health and productivity, reduce potential occupational health risks (such as musculoskeletal injury and effects of hazardous exposure) and support employers’ efforts to effectively manage healthcare and workers’ compensation costs. The structure of pricing and reimbursement for employer services is different from that of our workers’ compensation services. For employer services, providers negotiate market-based pricing with and are paid by employers or third-party administrators that specialize in managing employer services for employers, rather than an insurance carrier.
Physical examinations and evaluations include pre-placement, post-offer and human performance examinations that help ensure employees can safely perform the jobs to which they are assigned, Department of Transportation (“DOT”) examinations for commercial drivers, Federal Aviation Administration examinations for pilots, and fire/police examinations, and respirator clearance and fit tests. We performed more than 2 million physical examinations across our occupational health centers during 2023.
Drug and alcohol screening services are performed when employers choose to screen employees for drugs and/or alcohol to promote a safer workplace. There are various types of drug and alcohol screens, including 5-panel and 10-panel drug screens that follow the parameters of applicable state and federal laws for non-regulated employment drug testing, including pre-employment drug testing, random drug testing, post-accident drug testing, and reasonable suspicion drug testing. We performed more than 3 million drug and alcohol screens across our occupational health centers during 2023.
In addition to physical examinations and evaluations and drug and alcohol screenings, there are a variety of other employer services to help keep employees safe and healthy, including a range of preventive services including job site analysis, worksite evaluation, vaccinations, athletic training, and a range of health coaching and education.
Occupational Health Industry Trends
Since the introduction of the Occupational Safety and Health Act of 1970, much progress has been made to improve the safety and health of workers in the United States. Worker deaths and the incidence of injuries and illnesses have declined due to the collective efforts of the Occupational Safety and Health Administration (“OSHA”), employers, workplace safety organizations, and occupational health service providers, among others. Despite heightened awareness, improved training, and advanced safety technology, the rate of injuries and illnesses among the growing workforce has stabilized over the past five years according to the U.S. Bureau of Labor Statistics in part due to the below industry trends. Our mission to improve the health of America’s workforce and our comprehensive occupational health service offering addresses the full continuum of workplace health — providing employer services to promote worker health

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and support the prevention of workplace injuries and illnesses from occurring in the first place and providing high quality workers’ compensation injury and physical rehabilitation care when they do. We believe we are well positioned and acutely focused on delivering full scale services to address evolving occupational health trends.
Among the trends supporting our growth are:

•
The United States workforce is large and growing.   There are approximately 156 million non-farm employees5 on payroll in the private and public sectors as of the end of 2023 according to the U.S. Bureau of Labor Statistics.6 While the pandemic did have an impact on employment in the United States, there has been consistent growth otherwise and employment is up 3% compared to 2019 levels. The strong labor market is an attractive foundation for our business as it contributes to a larger pool of employers and employees that need our critical, high-quality occupational health services.

•
The employed population is continuing to age.   By 2030, 25% to 30% of U.S. employees are projected to be over age 55 according to Bain & Company.7 Injury frequency has increased for four consecutive years for workers ages 65 and older with more days away from work according to The National Council on Compensation Insurance.8

•
New, less experienced employees have higher rates of injury.   In a Travelers study of five years of claims data in manufacturing, employees with either over 25 years of experience or 10 to 14 years of experience represented the smallest percentage of claims (7% and 8%, respectively).9 Manufacturing employees in their role for less than a year had 28% of claims by volume and 24% by cost. Travelers found the trend even more pronounced for small businesses. Small business employees in their role for less than a year had 42% of claims by volume and 43% by cost. Labor-intensive industries have historically posed a higher-than-average risk of work-related injury and illness.

•
Inadequate labor force participation rates in all industries are contributing to stress, burnout, and higher injury rates among active workforces.   In February 2024, the U.S. Chamber of Commerce reported that if the labor force participation rate were at February 2020 levels, there would be an additional 2.2 million people in the current workforce.10 As a result of the inadequate labor force participation levels, understaffed work environments with overtime and extended work hours can lead to higher stress and injury rates, especially in construction, warehousing, healthcare, transportation, and manufacturing — industries in which we have our most significant experience in injury prevention and injury care.

•
Work-related hazardous exposures are widespread, resulting in significant work-related health concerns. An estimated 40 million employees in more than 5 million workplaces are potentially exposed to hazardous chemicals alone according to OSHA.11 Chemical exposures are believed to result in 190,000 illnesses and 50,000 deaths annually according to OSHA.12 Other hazardous exposures include noise, radiation, heat, infectious disease, and ergonomic risks (e.g., heavy lifting, repetitive motions, vibration).

•
An increase in claims involving comorbidities is contributing to higher rates of work injury and higher workers’ compensation costs.   Another trend seen in workers’ compensation claims according to the

5
Federal Reserve Bank of St. Louis, All Employees, Total Nonfarm (defining non-farm employees as “the number of U.S. workers in the economy that excludes proprietors, private household employees, unpaid volunteers, farm employees, and the unincorporated self-employed”) (last updated May 3, 2024).

6
U.S. Bureau of Labor Statistics, Employment, Hours, and Earnings from the Current Employment Statistics Survey (All employees: Total nonfarm).

7
James Root et al., Better with Age: The Rising Importance of Older Workers, Bain & Company (citing International Labour Organization data, 2020 World Bank income categories) (July 6, 2023).

8
Patrick Coate, Latest Trends in Worker Demographics, National Council on Compensation Insurance (March 2021).

9
The Travelers Indemnity Company, Employee Injury Trends in Manufacturing, (last visited April 15, 2024).

10
Stephanie Ferguson, Understanding America’s Labor Shortage: The Most Impact Impacted Industries, U.S. Chamber of Commerce (February 13, 2023).

11
Occupational Safety and Health Administration, NPRM (74 FR 50291, Sept. 30, 2009).

12
Occupational Safety and Health Administration, Transitioning to Safer Chemicals: A Toolkit for Employers and Workers, (last visited April 15, 2024).

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National Council on Compensation Insurance is a rise in comorbid conditions that makes recovery more difficult and increases workers’ compensation costs.13 Common comorbid conditions include obesity, diabetes, and hypertension. When comorbid conditions are present, claims are more complex and of longer duration, often involving complications or disability.

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Higher prevalence of depression and anxiety is contributing to increased injury rates and workers’ compensation costs.   Approximately 50% of injured employees experience clinically-related depressive symptoms at some point, usually within the first month of injury according to MedRisk.14 The National Safety Council reports that both moderate and severe mental health distress is linked to a greater risk of workplace accidents. The Business Group on Health 2024 Large Employer Health Care Strategy Survey found that 77% of large employers reported increasing workforce mental health needs.15 We believe our services across various channels are well positioned to help serve these employees.

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Employers and employees are seeking more cost-effective healthcare solutions in the wake of what is frequently thought to be a breakdown of the current healthcare environment.   We believe we are well-positioned to step into an expanded role to provide occupational health and advanced primary care services for employers and their employees through our occupational health centers, our onsite health clinics, and our telemedicine business.

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Conventional urgent care faces significant challenges due to labor costs and declining economics.    Urgent care centers emerged in the 1970s and grew slowly initially, becoming more well-received in the early 2000s as a strategy by hospitals and insurers to divert people needing immediate care from emergency departments. Today, concerns with urgent care include the variability of services between different centers, an oversaturation of the market, urban/rural disparities in access to urgent care, and a lack of specialized expertise in occupational health.

Our Competitive Strengths
We believe we are differentiated by the following set of distinctive strengths:
Leader in Occupational Health Services
We are the largest provider of occupational health services in the United States by number of locations, as of March 31, 2024, and have a significant national presence. We have approximately 11,000 colleagues and affiliated physicians and clinicians as of December 31, 2023, who supported the delivery of care to more than 50,000 patients per business day on average for 2023. The vast majority of these patients work for one of our approximately 200,000 employer customers, which include 100% of Fortune 100 companies and approximately 95% of Fortune 500 companies, as of December 31, 2023. As of March 31, 2024, we operated 547 stand-alone occupational health centers in 41 states and 151 onsite health clinics at employer worksites in 37 states. Concentra Telemed, our telemedicine solution for the treatment of work-related injuries and illnesses and employer services which serves 43 states and the District of Columbia, expands access to our quality care beyond our occupational health centers and onsite health clinics and is available 24 hours, 7 days a week. In total, we deliver services across 45 states and the District of Columbia. In the United States, 65% of employer locations are within approximately 12 miles of one of our occupational health centers, as of December 31, 2023. We believe our size and scale enable us to offer our customers and their employees access to high-quality care and a consistent customer experience through our service delivery channels to ensure we meet the customized needs of our customer workforce.
High-Quality Care and Clinical Outcomes
We were founded in 1979 by physicians focused on delivering high-quality occupational health services with clinical outcomes supported by empirical data based on studies we conducted and internal analysis, including:

13
AmTrust Financial, The Impact of Comorbidities on Workers’ Compensation, (last visited April 15, 2024) (finding that workers’ compensation claims involving comorbidities have almost tripled since 2000, which has hampered productivity and increased the costs of workers’ compensation claims).

14
Annemarie Mannion, How Mental Health and Age Factor into Injured Workers’ PT Needs, Risk & Insurance (March 31, 2023).

15
Business Group on Health, 77% of Employers Report Increase in Workforce Mental Health Needs, Says Business Group on Health’s 2024 Health Care Strategy, (August 22, 2023).

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Lower average total claim cost:   25% lower than non-Concentra claims from 2020 to 2023 based on claim studies;

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Fewer days per claim:   61 fewer days than non-Concentra claims from 2020 to 2023 based on claim studies; and

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More productive employees:   Approximately 95% of injured employees seen by us after their initial visit in 2023 recommended for return to work in some capacity on the same day based on our internal data.

See “— Company Overview” and “Market and Industry Data”.
We are a trusted provider of occupational health services in the United States today because of our focus on these core competencies over the past 45 years. We support licensed clinical professionals who have extensive experience and are specially trained in occupational health services. They aim to apply their deep knowledge of occupational health services, proven methodologies, and evidence-based clinical guidelines to support rapid and sustainable recovery and return to work. We have established a model for workplace health and our Medical Expert Panels work to identify health trends, research new treatment approaches, monitor regulatory changes, and develop clinical practice guidelines and best practices. We maintain policies and procedures to ensure ongoing compliance with standard regulating bodies, including OSHA and the DOT.
Additionally, our clinical team is supported by a clinical analytics department that evaluates both individual and aggregate practice patterns to provide objective insights for systematic, continuous clinical improvement. Recent workers’ compensation claim surveys of certain customers’ claims in the period from 2020 to 2023 showed lower average total claim cost and days per claim for our occupational health centers versus non-Concentra health centers. We leverage our collective experience across millions of cases across our network of occupational health centers and onsite health clinics to deliver positive outcomes. We are driving data interoperability with industry partners to increase efficiency and optimize clinical outcomes.
Diversified Service Offering
We provide a range of workforce health products and services via our occupational health centers, our onsite health clinics and our telemedicine platform to help employers keep their employees safe, healthy, and productive, including consultation and program management for specific industry sectors, such as wholesale and retail distribution, transportation, manufacturing, construction, restaurants, entertainment services and business and health services. Medical and therapy clinicians deliver comprehensive work injury care using an early intervention approach to treatment for rapid, sustainable recovery. Our occupational health services offering extends our capabilities beyond our facility footprint and allows us not only to treat workplace injuries, but also to create programs that prevent those injuries in the first place. We provide preventive and workforce management solutions that strive to keep employers compliant with local, state, and federal employment guidelines.
Employers benefit from services focused on injury and illness prevention and compliance, including pre-placement and DOT physicals, substance abuse testing, travel health, vaccinations, and job site analysis. We also designed our service offering to facilitate employees’ access to care regardless of care setting. Episodic specialty testing services and mobile health services bring vaccinations, screenings, physical examinations and evaluations and work-related testing options directly to the worksite. In addition to our occupational health centers and our onsite health clinics and employer services, we leverage technology to support patients throughout the care continuum with our tech-enabled platform that enables complimentary transportation to our occupational health centers and virtual care via telemedicine. We believe this comprehensive service offering enables us to build strong relationships with our customers and has increased the number of employers who may utilize our services.
Operational Excellence
We are focused on supporting the delivery of a high-quality patient experience and positive medical outcomes. Our results are driven by automated processes and workflows, proprietary systems and technology, and proficiency honed over our years of experience as an occupational health services provider. Beyond

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our infrastructure and capabilities, our corporate vision inspires our strong culture of welcoming, respectful and skillful colleagues that put our customers and their employees first. Our Orange Book sets forth our culture and guiding philosophy, describes our principles of exceptional service delivery, and provides daily motivation to our colleagues nationwide. We assess our performance against our goals in several ways, including by measuring and monitoring patient satisfaction from surveys and reviewing our ratings on external websites and incorporating customer service metrics in our colleague and management performance and incentive plans. Based on over one million annual patient surveys conducted by the Company, over 70% of patients rate us a 9 or 10 out of 10 on overall satisfaction with their center visit over the last three years.
Deep and Diverse Customer Relationships
As of December 31, 2023, we partnered with approximately 200,000 employers nationwide, including 100% of the Fortune 100 companies and approximately 95% of the Fortune 500 companies, supporting approximately 370,000 employer locations. Our employer customer count has increased approximately 40% since 2014, and our diverse and long-tenured client base includes companies from multiple industries including wholesale and retail distribution, transportation, manufacturing, construction, restaurants, entertainment services and business and health services.
Services provided to our largest employer customer and its employees account for approximately 3% of total revenue, and to the top 1,000 employer customers and their employees comprise approximately 40% of total revenue as of 2023. In addition, 99 of our top 100 customers as of 2023 have been a Concentra customer for at least ten years. We have strong relationships with our ecosystem partners, including workers’ compensation insurance carriers, third-party claims administrators, workers’ compensation provider networks and third-party employer services administrators, built over time by tenured administrative and operational leaders. For example, major ecosystem partners have been with us for more than 20 years on average, as of December 31, 2023. Our local management teams work closely and collaboratively with our customers’ local management to discuss business needs and outcomes and highlight new products and services to ensure we are delivering on our mutual goals.
Track Record of Innovation
Over our more than 45-year history, we have played an important role in creating the workplace healthcare industry model that exists today and we continue to advance, innovate and support the delivery of medical care for employees. Technology continues to be at the forefront of our strategic vision, and we continue to make advancements by introducing key technologies that focus on delivering an exceptional colleague and customer experience.
One example is the Concentra HUB, our robust occupational health customer portal, which makes it easier and more convenient for employers, insurance carriers and third-party claims administrators to access the information they need. This self-service, online tool offers 24 hours, 7 days a week access and enables our customers to authorize services to be performed at our occupational health centers and Concentra Telemed, view patient test results and reports, manage account and contact information, designate user access and permissions, pay invoices, and submit customer support requests. Over half of our employer customers utilize Concentra HUB with the potential for continued growth as we constantly add novel features to this proprietary platform.
In addition, we have made material investments in technologies designed to provide a fully digital experience to patients and customers and our omnichannel capabilities deliver seamless access to information across multiple channels. We are also driving data interoperability with industry partners to increase efficiency and optimize clinical outcomes, and we are leveraging artificial intelligence and machine learning to build predictive models to support patient care.
Focus on Growth
Our infrastructure, experience and patient outcomes allow us to continue strategic growth in our current business as well as expansion into adjacent, mission-aligned markets. Our experience in growing our presence and offerings to meet the evolving needs of our customers includes the completion of over

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200 transactions since the company’s inception. For example, we have 698 locations as of March 31, 2024, an increase from 438 locations as of December 31, 2015. Our occupational health center footprint has almost doubled over the past five years to 547 occupational health centers as of March 31, 2024, through both acquisitions and de novo locations. Our model for evaluating and executing on our growth plan includes a time-tested, turnkey process and technology transition with a focus on solid customer experience and retention, expected clinical and business outcomes, and an expedited return on investment. We continue to grow our onsite health clinics at employer worksites and telemedicine businesses with new use cases, additional service offerings, and expanded customer audiences which provide additional opportunities for new customers and growth within our existing customer base.
Experienced Leadership
Our executive leadership team brings 275 years of combined experience with Concentra and a strong track record of performance and business growth in the occupational health services industry. The executive leadership team is responsible for mapping strategies and key initiatives, providing direction, and engaging colleagues throughout the organization to achieve our common goals. In addition, the executive leadership team is supported by our organizational infrastructure comprised of seasoned leaders in medical, clinical services, operations, sales, technology and other areas to ensure alignment, coordination, and execution of enterprise initiatives. Together, they strive to ensure efficient management of resources and effectively collaborate to deliver on objectives, respond to evolving business needs, and drive our outstanding company culture.
Our Growth Strategy
Across our 45-year history, we have demonstrated a consistent growth trajectory, with a track record of revenue growth and strong Adjusted EBITDA and net income margins. The potential for continuing our strong and sustainable growth is founded on the execution of our core set of diversified and proven strategies.
Driving organic growth.   We grow same-center visit volume and revenue by capturing market share through customer acquisition and retention. As a longstanding nationwide provider of occupational health services, we believe our trusted brand and high visibility locations provide ample awareness and name recognition which serve as a solid foundation for acquiring and retaining business.
Customer acquisition efforts are bolstered by our sophisticated multi-channel sales and marketing capabilities. Our sales team is organized into multiple sales channels that work to identify, engage, and secure new customers of all sizes and increase the use of our services across all industries, segments, and geographies. Our investments in training, automation, analytics, and enablement technologies have optimized sales efficiency and productivity to ensure our growth in the occupational health services industry. Sales efforts are supported and complemented by advanced marketing strategies, content, and technologies across multiple communication channels which drive awareness and fill the sales funnels with additional employer customers. Additionally, we believe our high-quality services and reputation within the workers’ compensation and employer services ecosystems serve as a source of visits, referrals, and new customers. See “Our Competitive Strengths — Operational Excellence ” and “Our Competitive Strengths — High-Quality Care and Clinical Outcomes”.
We aim to maintain customer satisfaction and high rates of customer retention through our support of the delivery of quality care, improved clinical outcomes, and an outstanding experience. Our ongoing occupational health center and technology investments enable our colleagues to deliver a high-quality employer and employee experience. Additionally, our technology investments in data exchange and interoperability with occupational health ecosystem partners are designed to improve the ease and accuracy of doing business and enhance operational efficiency. Beyond technology, we value and promote the important human element in maintaining and growing relationships. Our high-touch approach to account management is supported by sales, digital marketing, our effective clinical and operational infrastructure at the local level, and leadership engagement with multiple decision makers at the enterprise level of our large employer customers and key payors.
Our organic visit growth has been historically accompanied by increases in fee schedules and reimbursement rates across service lines to ensure commensurate gains in revenue. For workers’

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compensation, we work directly with workers’ compensation regulators on fee schedule initiatives and pricing legislation with the goal of ensuring fair reimbursement for the medical care that is provided by the clinicians we support. For employer services, we negotiate market-based pricing directly with employers and third-party administrators. From 2016 to 2023, annual growth in visit-related incremental revenue contributed specifically by reimbursement rates averaged approximately 3% for each of workers’ compensation, employer services, and on a total basis.
Executing strategic acquisitions and de novos.   We have applied a robust strategy of acquiring existing occupational health centers and building new de novo centers as a key part of our growth into the largest provider of occupational health services in the United States by number of locations, as of March 31, 2024. Our past strategic transactions have filled gaps in existing geographic markets or granted us entry into new markets to enable us to offer existing and new customers expanded access to occupational health services. Our current management and support teams have significant experience executing transactions of all sizes, from single occupational health center tuck-ins to a single transaction for 200+ occupational health centers. We seek to leverage our best practices, workflows, systems, support infrastructure, and relationships to deliver enhanced clinical and business outcomes in an accelerated manner. We believe the pipeline for future transactions remains strong and diversified and that prospective sellers view us as a desirable partner due to our nationally recognized reputation, engagement approach, and streamlined processes which lead to mutually beneficial outcomes.
Our new de novo health centers complement our acquisitions and afford us the flexibility to select an exact location and buildout that is ideally suited for our footprint expansion and facility needs. Our market and site selection process leverages traffic data, demographics, customer interest, business intelligence, and industry mix figures to provide a “heat map” of the United States in order to identify ideal locations for productive and profitable occupational health centers. We have extensive experience in lease negotiations, facility design, recruiting and staffing, and sales and marketing to support successful launch and operations. With a focus on leveraging our existing employer customer relationships to ramp quickly, our recent de novos have on average reached their first profitable month in the first three months of operation.
Our expansion interest extends beyond adding new occupational health centers — the onsite health services market is highly fragmented and offers numerous acquisition opportunities. We have acquired a select number of onsite health clinics in recent years primarily focused on occupational health services and will continue to evaluate additional opportunities. Our growth plan for employer-sponsored primary care expands the scope of our acquisition targets to primary care-oriented onsite health clinics as well as those offering both primary care and occupational health services. Additionally, mobile health services and episodic specialty testing services offer greenfield opportunities due to the varied number, size, and scope of currently available worksite focused solutions.
Expanding our service offerings.   We are continually evaluating and expanding our workers’ compensation and employer services offerings at our occupational health centers. Our clinical and regulatory expertise helps us understand evolving requirements, guidelines, and best practices to support our customers’ goal of keeping their employees healthy and productive. We can quickly introduce new tests and physical examinations due to insights from our industry-recognized medical experts, our relationships with the major labs and diagnostic companies, and our participation in third-party employer services administrator networks. The COVID-19 pandemic showcased our ability to rapidly develop and deploy screening and testing services to support patient and client needs.
Our onsite health services have grown by expanding episodic specialty testing services and mobile health services. We are in late stages of adding an advanced primary care service offering at our onsite health clinics to further expand our service offerings. Advanced primary care focuses on total person care to help participants identify, manage, and positively impact their chronic health conditions through addressing medical, behavioral, and social determinants of health. The goal of this approach is not only individual patient improvements, but also to help ensure measurable population health improvements, which translate to lower employers’ healthcare spend.
Like our onsite health clinics, Concentra Telemed has expanded beyond workers’ compensation services to offer employer services such as screening evaluations for employees with potential work-related exposures. In addition to expanding employer services, we are poised to leverage our clinical expertise and

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virtual care platform to address workers’ compensation behavioral health services. This expansion is designed to address previously unmet needs and growing demand due to an insufficient number of behavioral health providers and the absence of an organized delivery model. We believe we possess the innovative mindset, development processes, clinical expertise, operational infrastructure, and go-to-market capabilities to successfully develop, launch, and grow new products and services.
Investing in adjacent business areas and geographies.   As an industry leader in workforce health and a nationally recognized brand, we believe we are well positioned to acquire businesses in areas which are adjacent and complementary to our current occupational health services offering and will be aligned with our mission and business goals. Examples of horizontal and vertical integration approaches include workplace safety and specialty care. These additional avenues for strategic capital deployment would diversify our service offering, broaden our available market opportunity, and allow us to leverage our strong customer relationships and infrastructure.
Our Management Services Organization
Due to the prevalence of the corporate practice of medicine doctrine, including in certain states where we conduct our business, we do not own the affiliated professional entities that we contract with to provide healthcare services, which we refer to herein as “Managed PCs.” The Managed PCs are wholly owned by physician providers licensed in their respective states. We enter into management and consulting services agreements (“MSAs”) between such entities and our management services organizations (“MSOs”). To protect the underlying interests of the corporate practice of medicine prohibition, we ensure that physicians are solely and exclusively in control of all aspects of the practice of medicine and the provision of professional physician services through the Managed PCs, including, without limitation, decisions regarding professional medical judgment, diagnosis and treatment of patients, and supervisory responsibility for all other clinicians, whether employed by, or an independent contractor of, the Managed PCs. In addition to the MSAs, we also enter into succession agreements and other arrangements with the physician equity holders that have contractual rights relating to the orderly transfer of equity interests in our physician practices.
Under the MSAs, we provide various administrative and operations support services to the Managed PC in exchange for scheduled fees at fair market value. Each MSA has a 40-year term unless the parties mutually agree to terminate the MSA or the agreement is terminated for cause if (i) a party enters into bankruptcy or similar proceeding, (ii) a party breaches a material term of the MSA that is uncured for 30 days following receipt of notice of the breach or (iii) a court or governmental order requires termination of the MSA. The Managed PC agrees to indemnify the Company for any liability arising in connection with the practice of medicine at any center unless the liability arises from willful misconduct from the Company. The MSAs also contain certain restrictive covenants for two years after the agreement and either party may assign the agreement without prior written consent of the other party. The foregoing description of the MSA is qualified in its entirety by the Form of Medical Center Management and Consulting Agreement included as an exhibit hereto.
Our MSAs enable our affiliated physicians and other clinicians to focus on their patient, not paperwork. Our market-level MSAs leverage our scale to reduce administrative work, increase efficiency, and lower direct costs for our Managed PCs. Our experienced operations and clinical analytics teams ensure the “doctor’s voice” is present in our technology solutions to drive savings and optimize patient outcomes. Our innovative technology improves data security, bolsters the patient-provider relationship and offers patients a seamless, coordinated experience.
The Separation and Post-Separation Relationship with Select
On January 3, 2024, Select, our parent company, announced its intention to separate Concentra from its business. Prior to the completion of this offering, we will enter into a separation agreement with SMC (the “Separation Agreement”), as further described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions-Agreements to be Entered into in Connection with the Separation — Separation Agreement.” We will also enter into various other agreements with SMC that, together with the Separation Agreement, provide for certain transactions and arrangements to effect the

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separation of our business from SMC. We refer to these transactions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions — The Separation,” collectively as the “Separation.”
The agreements we will enter into with SMC in connection with the Separation, which will provide a framework for our relationship with SMC following the Separation, include the following:
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Separation Agreement — Prior to the completion of this offering, we and SMC will enter into a Separation Agreement. The Separation Agreement will contain key provisions relating to our separation from SMC, this offering and the Distribution or other disposition of the shares of our common stock owned by SMC following the completion of this offering. In connection with the Separation, we will also enter into various other agreements with SMC that, together with the Separation Agreement, will result in the separation of our business from Select.

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Tax Matters Agreement — We and Select will enter into a tax matters agreement that will govern our and Select’s respective rights, responsibilities and obligations with respect to all tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and Distribution, if pursued), tax attributes, tax returns (including our inclusion in the U.S. federal consolidated group tax return, and certain other combined or similar group tax returns, with Select through the date of the Distribution, if pursued, and our continuing joint and several liability with Select for such tax returns), and tax contests.

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Employee Matters Agreement — We and SMC will enter into an employee matters agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the Separation.

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Transition Services Agreement — We and SMC will enter into a transition services agreement, pursuant to which Select will provide to us certain services following the completion of this offering.

See “Certain Relationships and Related Person Transactions — Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of the agreements described above.
All agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from SMC. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors — Risks Related to Our Relationship with Select — We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with SMC.”
We believe, and SMC has advised us that it believes, that the Separation, this offering and the Distribution, if pursued, will provide a number of benefits to our business. These intended benefits include:
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providing the executive leadership and boards of each stand-alone company the opportunity to focus solely on its respective business;

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providing each company with a unique and more efficiently valued equity currency to fund acquisitions and other capital needs; and

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providing each company with a more effective tool for employee compensation.

However, we cannot assure you that we will be able to achieve these and other anticipated benefits of the Separation, and the benefits of the Separation may be delayed or not occur at all. See “Risk Factors — Risks Related to the Separation and the Distribution — We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations or financial condition.” Furthermore, some of our executive officers and directors own equity interests in Select because of their current or former positions with Select, and certain of Select’s current executive officers are expected to become our directors, each of which could create, or appear to create, actual or potential conflicts of interests following the completion of this offering. “Risk Factors — Risks Related to the Separation and the Distribution — Following the completion of this offering, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in

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Select. Also, certain of Select’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.”
Debt Financing Transactions
In connection with this offering, we intend to enter into certain financing arrangements which may include a new senior credit facility and/or a senior notes offering (the “Credit Facilities”). We refer to these transactions, as further described in the section of this prospectus entitled “Description of Certain Indebtedness,” collectively as the “Debt Financing Transactions.” We intend to pay SMC all of the net proceeds that we received from the Debt Financing Transactions, in the form of a dividend prior to this offering. See “Description of Certain Indebtedness.”
The Distribution
Select has informed us that, following the completion of this offering, it intends to make a distribution, which is intended to be tax-free for U.S. federal income tax purposes, to its stockholders of all its remaining equity interest in us. We refer to these distributions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions — The Distribution,” collectively as the “Distribution.”
Upon the completion of this offering, SMC will own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. We currently intend to use the net proceeds from this offering to repay (i) $      million of the intercompany note held by SMC and (ii) $      million of the principal amount of a promissory note issued to SMC as a dividend in connection with the Debt Financing. See “Use of Proceeds” for additional information. We will not use any of the net proceeds from this offering towards business operations and development. Select has agreed not to effect the Distribution for a period of 180 days after the date of this prospectus without the prior written consent of each of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC. See “Underwriting.”
On February 27, 2024, Select received a private letter ruling from the U.S. Internal Revenue Service (“IRS”) to the effect that the Distribution will be tax-free for U.S. federal income tax purposes to Select and its stockholders. The conditions to the Distribution, including those discussed in “The Separation and Distribution Transactions — The Distribution”, may not be satisfied, Select may decide not to consummate the Distribution even if the conditions are satisfied or Select may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied. See “The Separation and Distribution Transactions — The Distribution.”
While, as of the date of this prospectus, SMC intends to effect the Distribution, Select has no obligation to pursue or consummate any further dispositions of its equity interest in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and favorable opinions of Select’s U.S. tax advisors to the effect that the Distribution will be tax-free for U.S. federal income tax purposes to Select and its stockholders, the approval of the Distribution by Select’s Board of Directors, the completion of this offering, the execution of the Separation Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement and the execution of the Underwriting Agreement. The effectiveness of the registration statement of which this prospectus forms a part and the consummation of this offering is a condition to effecting the Distribution, however, each of the conditions of the Distribution may be waived by Select.
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE, and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the transition periods specified in the rules of the NYSE. See “Management — Controlled Company Exemption.”

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Summary of Risk Factors
An investment in shares of our common stock is subject to a number of risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. The following list contains a summary of some, but not all, of these risks. You should consider the risks listed below and other risks, which are discussed in more detail in the section of this prospectus entitled “Risk Factors,” before making an investment decision to purchase shares of our common stock.
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If the frequency of work-related injuries and illnesses decline, including if employment trends in the United States shift to industries that are less prone to workplace injuries and illness, our business, financial condition and results of operations may be negatively affected.

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If we have adverse changes to our relationships with our significant employer customers, third-party payors, workers’ compensation provider networks or employer services networks, our business, financial condition and results of operations may be adversely affected.

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We conduct business in a heavily regulated industry and changes to regulations, new interpretations of existing regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability.

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Cost containment initiatives or state fee schedule changes undertaken by state workers’ compensation boards or commissions and other third-party payors may adversely affect our revenue, profitability, and financial condition.

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The nature of the markets that we serve may constrain our ability to realize reimbursement increases at rates sufficient to keep pace with the inflation of our costs.

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Labor shortages, increased employee turnover, increases in employee-related costs, and union activity could have adverse effects including significant increases in our operating costs and a reduction in profitability.

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If we fail to compete effectively with other occupational health centers, onsite health clinics at employer worksites, and healthcare providers in the local areas we serve, our revenue and profitability may decline.

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We may be adversely affected by a failure or security breach of our, or our third-party vendors’, information technology systems, such as a cyber attack, which may subject us to potential legal and reputational harm and have an adverse impact on our business.

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We may be adversely affected by negative publicity which can result in increased governmental and regulatory scrutiny and possibly adverse regulatory changes.

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Significant legal actions could subject us to substantial uninsured liabilities and our insurance coverage, even where available, may not be sufficient to cover losses we may incur.

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We are subject to a variety of litigation, investigations and audits and other legal and regulatory proceedings and payor audits in the course of our business that could adversely affect our business and financial statements.

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Current and future acquisitions may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities.

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In conducting our business, we are required to comply with applicable laws regarding the corporate practice of medicine and therapy and professional fee-splitting.

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We are dependent on our relationships with affiliated professional entities that we do not own to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with these entities become subject to legal challenges.

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We are subject to extensive federal and state laws and regulations relating to the privacy of personal information, including protected health information, and any actual or perceived failure to comply could adversely affect our business, financial condition and results of operations.

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We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing Israel-Palestine

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and Russia-Ukraine military conflicts. Our business, financial condition and results of operations could be adversely affected by any negative impact on the global economy, capital markets and supply chains resulting from such conflicts or any other geopolitical tensions.
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Our substantial indebtedness may limit the amount of cash flow available to invest in the ongoing needs of our business.

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Our Credit Facilities require us to comply with certain covenants and obligations, the default of which may result in the acceleration of certain of our indebtedness.

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We have no recent history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.

•
We may not achieve some or all of the expected benefits of the Separation and the Separation could adversely affect our business, financial condition and results of operations.

•
We will be a “controlled company” as defined under the corporate governance rules of the NYSE, which means Select will continue to control the direction of our business, and we could remain a controlled company if the distribution of Select’s remaining equity interest in our company does not occur.

•
We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.

•
The stock price of our common stock may fluctuate significantly, including as a result of the Distribution, future sales by our stockholders or the perception that the Distribution or such sales may occur.

•
The obligations associated with being a standalone public company, including implementing and maintaining effective internal control over financial reporting, will require significant resources and management attention and our failure to comply with such obligations could adversely affect the market price of our common stock.

•
Your percentage ownership in us will be diluted following the completion of this offering and may be further diluted in the future.

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THE OFFERING
Common stock offered by us in this offering
        shares (or        shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us).
Common stock to be outstanding upon completion of this offering
        shares (or        shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us).
Common stock to be held by SMC upon completion of this offering
Upon completion of this offering, SMC will own approximately    % of the voting power of our shares of common stock eligible to vote in the election of our directors (or approximately    % if the underwriters exercise in full their option to purchase additional shares of our common stock from us).
Underwriters’ option to purchase additional shares of our common stock from us
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to          additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $       million (or approximately $       million if the underwriters exercise in full their option to purchase additional shares of our common stock from us) based on an assumed initial public offering price of $       per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering to repay (i) $      million of the intercompany note held by SMC and (ii) $      million of the principal amount of a promissory note issued to SMC as a dividend in connection with the Debt Financing. We will not use any of the net proceeds of this offering towards business operations and development. See “Use of Proceeds” for additional information.
Dividend policy
We intend to recommend to our Board that we regularly return capital to our stockholders in the future through a dividend framework that will be communicated to stockholders in the future. Following the completion of this offering, our Board may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, operating results, projections, available cash and current and anticipated cash needs, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness as further discussed herein. The payment of any future dividends to our stockholders will be at the discretion

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of our Board, which will be constituted upon completion of this offering and will be comprised of a majority of independent directors.
Controlled company
Upon completion of this offering, SMC will own more than a majority of the voting power of our shares of common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE. We may take advantage of one or more of these exemptions following the completion of this offering. As a result, although we do not currently intend to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all the corporate governance requirements of the NYSE. See “Management — Controlled Company Exemption.”
As long as SMC beneficially owns a majority of the voting power of our outstanding shares of common stock, Select will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders. See “Risk Factors — Risks Related to Our Relationship with Select-Following the completion of this offering, Select will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”
Proposed listing and symbol
We intend to apply to list our shares of common stock on the NYSE under the symbol “CON”.
Risk factors
You should read the section of this prospectus entitled “Risk Factors” beginning on page 20 for a discussion of factors you should consider carefully before making an investment decision to purchase shares of our common stock.
Unless otherwise indicated or the context otherwise requires, references to the number and percentage of shares of our common stock to be outstanding upon completion of this offering are based on   shares of our common stock outstanding as of           , 2024 and assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from us.
Unless otherwise indicated, the information presented in this prospectus:
•
gives effect to the transactions described under “The Separation and Distribution Transactions — The Separation”;

•
gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering and forms of which will be filed as exhibits to the registration statement of which this prospectus is a part;

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assumes an initial public offering price of $        per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

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excludes         shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan as further described in the section entitled “Executive and Director Compensation.”

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SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
The summary historical consolidated statement of operations data and consolidated statement of cash flows data for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and the summary historical consolidated balance sheet data as of December 31, 2023 and December 31, 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2024 and March 31, 2023 and the summary consolidated balance sheet data as of March 31, 2024 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements. Our underlying financial records were derived from the financial records of Select for the periods reflected herein. The consolidated financial statements include the assets, liabilities, revenue, and expenses based on our legal entity structure as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are partially provided on a centralized basis by Select and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance and other professional services. Indirect costs have been allocated to us for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by us during the periods presented, depending on the nature of the services received.
The historical consolidated financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the historical consolidated financial data may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future.
The summary unaudited pro forma consolidated financial data at and for the three months ended March 31, 2024, and for the year ended December 31, 2023, have been derived from our unaudited pro forma consolidated financial information included in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.” The unaudited pro forma consolidated financial information has been derived from our historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2024, our historical consolidated statement of operations for the year ended December 31, 2023, and our historical unaudited condensed consolidated balance sheet at March 31, 2024. The pro forma adjustments to the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2024, and for year ended December 31, 2023, assume that the Separation and related transactions occurred as of January 1, 2023. The unaudited pro forma consolidated balance sheet data gives effect to the Separation and related transactions as if they had occurred on March 31, 2024, our latest balance sheet date. See “Unaudited Pro Forma Consolidated Financial Information.”
The unaudited pro forma consolidated financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.” The unaudited pro forma consolidated financial data is based upon available information and assumptions that we believe are reasonable and supportable. The summary unaudited pro forma consolidated financial data is for illustrative and informational purposes only. The summary unaudited pro forma consolidated financial data may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented. In addition, the summary unaudited pro forma consolidated financial data may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future.

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Consolidated Statement of Operations Data
(Dollars in thousands, except share and per share data)	Pro Forma		Historical
	Three Months Ended March 31, 2024	Year ended December 31, 2023	For the Three Months Ended March 31,		Years ended December 31,
			2024	2023	2023	2022	2021
Revenue			$467,598	$456,298	$1,838,081	$1,724,359	$1,732,041
Total costs and expenses			392,384	381,038	1,550,699	1,466,142	1,461,776
Other operating income			284	—	250	312	34,999
Income from operations			75,498	75,260	287,632	258,529	305,264
Other income and expenses			(10,082)	(11,663)	(45,002)	(33,633)	(29,701)
Income before income taxes			65,416	63,597	242,630	224,896	275,563
Income tax expense			15,137	16,166	57,887	52,653	59,527
Net Income			50,279	47,431	184,743	172,243	216,036
Net income attributable to non-controlling interests			1,323	1,167	4,796	5,516	7,161
Net income attributable to the Company			$48,956	$46,264	$179,947	$166,727	$208,875
Basic and diluted earnings per share/common unit			$0.11	$0.10	$0.40	$0.37	$0.46
Weighted average number of share/ common units outstanding – basic and diluted			447,081,597	447,772,198	447,501,274	448,201,065	451,693,295
Consolidated Balance Sheet Data
(Dollars in thousands)	Pro Forma	Historical
	As of March 31, 2024	As of
		March 31, 2024	December 31, 2023
Total assets		$2,366,162	$2,333,560
Total liabilities		1,146,878	1,156,121
Total equity		1,201,027	1,160,962

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Consolidated Statement of Cash Flows Data
(Dollars in thousands)	Historical
	Three Months Ended March 31,		Years ended December 31,
	2024	2023	2023	2022	2021
Net cash provided by operating activities	$44,622	$17,695	$234,316	$274,337	$290,638
Net cash used in investing activities	(22,352)	(14,396)	(75,308)	(57,750)	(61,798)
Net cash flows used in financing activities	(4,092)	(15,997)	(165,291)	(209,858)	(342,589)
Net increase (decrease) in cash	18,178	(12,698)	(6,283)	6,729	(113,749)
Cash at beginning of period	31,374	37,657	37,657	30,928	144,677
Cash at end of period	$49,552	$24,959	31,374	37,657	30,928
Other Data (Non-GAAP)
(Dollars in thousands)	Historical
	Three Months Ended March 31,		Years ended December 31,
	2024	2023	2023	2022	2021
Adjusted EBITDA(1)	$96,142	$93,748	$361,334	$334,337	$389,616
Adjusted EBITDA Margin(1)	20.6%	20.5%	19.7%	19.4%	22.5%
COVID-adjusted EBITDA(1)	$96,142	$93,748	$361,334	$333,860	$314,969

(1)
We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA margin, as defined herein, are important to investors because Adjusted EBITDA and Adjusted EBITDA margin are commonly used as an analytical indicator of performance by investors within the healthcare industry. Adjusted EBITDA and Adjusted EBITDA margin are used by management to evaluate financial performance of, and determine resource allocation for, each of our operating segments. However, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under U.S. GAAP. Items excluded from Adjusted EBITDA and Adjusted EBITDA margin are significant components in understanding and assessing financial performance. Adjusted EBITDA and Adjusted EBITDA margin should not be considered in isolation, or as an alternative to, or substitute for, net income, net income margin, income from operations, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA and Adjusted EBITDA margin are not measurements determined in accordance with U.S. GAAP and are thus susceptible to varying definitions, Adjusted EBITDA and Adjusted EBITDA margin as presented may not be comparable to other similarly titled measures of other companies.

We present COVID-adjusted EBITDA because we believe that this presentation provides a useful indicator of our financial performance for the periods presented excluding the effects of the non-recurring income in 2021 and 2022 resulting specifically from the COVID-19 pandemic. COVID-adjusted EBITDA should not be considered in isolation, or as an alternative to, or substitute for, net income, income from operations, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because COVID-adjusted EBITDA is not a measurement determined in accordance with U.S. GAAP and is thus susceptible to varying definitions, COVID-adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

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The following table reconciles net income to Adjusted EBITDA and COVID-adjusted EBITDA and net income margin to Adjusted EBITDA margin and should be referenced when we discuss Adjusted EBITDA, COVID-adjusted EBITDA and Adjusted EBITDA margin.
	Three Months Ended March 31,		Years ended December 31,
(Dollars in thousands)	2024	2023	2023	2022	2021
Reconciliation of Adjusted EBITDA and COVID-adjusted EBITDA
Net income	$50,279	$47,431	$184,743	$172,243	$216,036
Income tax expense	15,137	16,166	57,887	52,653	59,527
Interest expense	111	61	221	849	2,383
Interest expense on related party debt	9,971	11,076	44,253	30,792	29,473
Loss (gain) on sale of businesses	—	—	—	—	(2,155)
Equity in losses of unconsolidated subsidiaries	—	526	526	1,577	—
Other expense	—	—	2	415	—
Stock compensation expense	166	178	651	2,141	2,142
Depreciation and amortization	18,485	18,310	73,051	73,667	82,210
Separation transaction costs(a)	1,993	—	—	—	—
Adjusted EBITDA	$96,142	$93,748	$361,334	$334,337	$389,616
Other non-recurring income directly attributable to COVID-19(b)	—	—	—	(477)	(74,647)
COVID-adjusted EBITDA	$96,142	$93,748	$361,334	$333,860	$314,969
Adjusted EBITDA margin	20.6%	20.5%	19.7%	19.4%	22.5%
Net income margin	10.8%	10.5%	10.1%	10.0%	12.5%

(a)
Separation transaction costs represent incremental consulting, legal, and audit-related fees incurred in connection with the Company’s planned separation into a new, publicly traded company and are included within general and administrative expenses on the Condensed Consolidated Statements of Operations.

(b)
Other non-recurring income directly attributable to COVID-19 consists of (i) $34.7 million and $0.1 million in 2021 and 2022, respectively, associated with the recognition of payments received under the Provider Relief Fund for healthcare related expenses and lost revenues, in each case, attributable to COVID-19, and (ii) $39.9 million and $0.4 million in 2021 and 2022, respectively, of non-recurring income received for on-site services, including questionnaires, evaluations, lab testing and vaccinations, provided to an employer services customer in connection with its COVID-19 response at its facilities.

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RISK FACTORS
An investment in shares of our common stock involves risks and uncertainties. In addition to the other information in this prospectus, you should consider carefully the factors set forth below before making an investment decision to purchase shares of our common stock. We seek to identify, manage and mitigate risks to our business, but risks and uncertainties are difficult to predict, and many are outside of our control and therefore cannot be eliminated. You should be aware that it is not possible to predict or identify all these factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, our business, financial condition and results of operations could be adversely affected, potentially in a material way, which could result in a partial or complete loss of your investment.
Risks Related to Our Business, Industry and Operations
If the frequency of work-related injuries and illnesses decline, including if employment trends in the United States shift to industries that are less prone to workplace injuries and illness, our business, financial condition and results of operations may be negatively affected.
Because of improvements in workplace safety, greater access to health insurance, and the continued transition from a manufacturing-based economy to a service-based economy, workers are generally healthier and less prone to injuries than in the past. Increases in employer-sponsored wellness and health promotion programs have led to fitter and healthier employees who may be less likely to injure themselves on the job. A decline in workplace injuries and illness may cause the number of workers’ compensation claims to decrease, which may adversely affect our business.
If we have adverse changes to our relationships with our significant employer customers, third-party payors, workers’ compensation provider networks or employer services networks, our business, financial condition and results of operations may be adversely affected.
We have strong and longstanding relationships with major employer customers, payors, workers’ compensation provider networks and third-party employer services networks. Our results may decline if we lose our significant employer customers, payor relationships, or our ability to participate in workers’ compensation or employer services networks. One or more of our significant employer customers, payors, or networks could also be acquired, which could impact our relationship with such customer, payor, or network. As employer customers, payors and workers’ compensation or employer services networks make strategic business decisions in response to market conditions, financial pressure, competitive pricing pressures or other reasons, they may choose to discontinue their relationship with us or direct their employees to competitors for occupational health services. The loss of our significant employer customers, payor or network relationships could cause a material decline in our profitability and operating performance.
We conduct business in a heavily regulated industry and changes to regulations, new interpretations of existing regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability.
The healthcare industry is subject to extensive federal, state, and local laws and regulations including but not limited to (i) business, facility, and professional licensure, including surveys, certification, certificates of need, accreditation, and recertification requirements; (ii) conduct of operations, including financial relationships among healthcare providers, fraud and abuse, anti-kickback, physician self-referral and false claims prohibitions including the Anti-Kickback Statute, the federal physician self-referral law, Civil Monetary Penalty Statute, and the False Claims Act; (iii) payment for services; and (iv) safeguarding protected health information.
Both federal and state regulatory agencies inspect, survey, and audit our facilities to review our compliance with these laws and regulations. While our facilities intend to comply with existing licensing, certification requirements, and accreditation standards, there can be no assurance that these regulatory authorities will determine that all applicable requirements are fully met at any given time. A determination by any of these regulatory authorities that a facility is not in compliance with these requirements could lead to the imposition of requirements that the facility takes corrective action, assessment of fines and penalties,

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or loss of licensure, certification, or accreditation. These consequences could have an adverse effect on our business, financial condition and results of operations.
In addition, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. The ongoing investigations relate to, among other things, various referral practices, billing practices, and physician ownership. In the future, different interpretations or enforcement of these laws and regulations could subject us to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, and capital expenditure programs. These changes may increase our cost of services and reduce our operating revenues. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties, or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to or defending against any related investigation or other enforcement action.
We are subject to extensive fraud, waste, and abuse laws, and if we or our Managed PCs and their providers fail to comply with applicable healthcare laws and government regulations, we could be subject to sanctions and incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, any or all of which could have a material adverse effect on our business, financial condition, and results of operations.
The U.S. healthcare industry is heavily regulated by federal, state and local governments. Comprehensive statutes and regulations govern, among other things, the manner in which our Managed PCs provide and bill for services and collect reimbursement from governmental programs, third-party payors and patients, our contractual relationships with our Managed PCs and the owners of the Managed PCs, our relationships with referral sources and specialist physicians, and our marketing and advertising activities. The healthcare laws and regulations that may affect our and our supported offices’ ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute (the “AKS”) which prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. The AKS includes regulatory safe harbors that protect certain arrangements. Failure to meet the requirements of a safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse, and may be subject to greater scrutiny by enforcement agencies;

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the federal physician self-referral law (the “Stark Law”), that, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services. The term “designated health services” includes, among other things, physical therapy services and clinical laboratory services. Unlike the AKS, the Stark Law is violated if the financial arrangement does not meet an applicable exception, regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral;

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the federal False Claims Act (the “FCA”), that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. Actions under the FCA may be brought by the government or by a private person under a qui tam, or “whistleblower,” suit. There are many potential bases for liability under the FCA. The government has used the FCA to prosecute Medicare and other government healthcare program fraud such as coding errors, billing for services not provided, and providing care that is not medically necessary or that is substandard in quality. In addition, the government may assert that a claim including items or

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services resulting from a violation of the federal AKS or Stark Law constitutes a false or fraudulent claim for purposes of the FCA;
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the criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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similar state law anti-kickback, self-referral, and false claims laws, some of which may apply to items or services reimbursed by any payor, including patients, state workers’ compensation programs, and commercial insurers and include “whistleblower” provisions;

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federal and state laws as well as coverage and reimbursement requirements that prohibit providers from billing and receiving payments for therapy services and other healthcare services, unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of service rendered and otherwise meet complex billing requirements, including, among others, individual, group and concurrent therapy services;

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the Civil Monetary Penalties Law, which prohibits the offering or giving of remuneration, including free services or discounts, and waivers of beneficiary cost sharing, to Medicare and Medicaid beneficiaries that is likely to influence the beneficiary’s selection of a particular provider or supplier;

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state corporate practice prohibitions and fee-splitting laws;

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federal, state and local laws and policies that require clinical facilities and providers to maintain licensure, certification, or accreditation; and

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federal and state laws pertaining to non-physician practitioners, such as nurse practitioners physician assistants, and therapy assistants, including scope of practice limitations and requirements for supervision of such practitioners and reimbursement-related requirements.

These laws and regulations, among other things, constrain our business and limit the types of financial arrangements we and our Managed PCs may have with providers, customers, patients, vendors, and third-party payors, including our arrangements with our Managed PCs and the owners of the Managed PCs, Medical Expert Panels, Concentra Advanced Specialists, and our advertising and marketing practices and arrangements, including transportation provided to patients. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws. To enforce compliance, the Office of the Inspector General (“OIG”) and the DOJ recently have increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. These investigations often are focused on billing, coding and clinical documentation practices as well as financial arrangements with referral sources. We expect federal government will continue to devote substantial resources to investigating healthcare providers’ compliance with the FCA and other applicable fraud and abuse laws.
Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment, recoupment, imprisonment, loss of licensure, enrollment status and exclusion from the Medicare and Medicaid programs, imposition of a corporate integrity agreement, consent decree or similar agreements that impose ongoing compliance obligations. In addition, non-compliance with these laws or changes to these laws might have the effect of imposing additional costs on us or our managed offices or rendering invalid or illegal, in whole or in part, certain aspects of our MSAs and other arrangements between us and our Managed PCs and the owners of the Managed PCs. The risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create significant liability for us and negatively affect our business. Any action against us or our Managed PCs for violation of these laws or regulations, even

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if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.
Cost containment initiatives or state fee schedule changes undertaken by state workers’ compensation boards or commissions and other third-party payors may adversely affect our revenue, profitability, and financial condition.
Initiatives undertaken by state workers’ compensation commissions, insurance companies, and other payors to contain the costs of healthcare services, including occupational health services and urgent care services, may adversely affect our financial performance. The cost of medical care provided for workers’ compensation services is often determined by a state fee schedule and state workers’ compensation commissions seek to control healthcare costs by reducing prescribed rates of reimbursements through fee schedule modifications. We compete with other healthcare providers, such as hospitals, who contract with insurance companies and other third-party payors and may be able to negotiate more favorable rates or provide services at a lower cost. We believe that these cost containment measures may continue and, if so, would limit reimbursements for healthcare services that our affiliated clinicians provide. If state workers’ compensation commissions or third-party payors reduce the amounts they pay for healthcare services, our revenue, profitability, and financial condition may be adversely affected.
The nature of the markets that we serve may constrain our ability to realize reimbursement increases at rates sufficient to keep pace with the inflation of our costs.
Rates of reimbursement for workers’ compensation services are established through a legislative or regulatory process within each state that we serve. Currently, we have occupational health centers and offer telemedicine services in 39 states and the District of Columbia which have fee schedules pursuant to which all healthcare providers are uniformly reimbursed for workers’ compensation services. The fee schedules are determined by each state and generally prescribe the maximum amounts that may be reimbursed for a designated procedure. In the states without fee schedules, healthcare providers are generally reimbursed based on UCR rates charged in the particular state in which the services are provided. Given that we do not control these processes, we may be subject to financial risks, including decreased revenue and profitability, if individual jurisdictions reduce rates or do not routinely raise rates of reimbursement in a manner that keeps pace with the inflation of our costs of service.
Additionally, in our employer services business, while we can directly set the price for these services, the market rates for this portion of our business are substantially lower than the fees we receive for workers’ compensation services. The average rate of reimbursement per visit could increase at rates lower than the rate of inflation in our costs and could lower our margins for services that we provide.
In addition to the risks we face in our occupational health services business, we also face competitive and market pressures in our onsite health clinics that may constrain our ability to raise our pricing for services in a manner that is commensurate with the increases in our costs.
Labor shortages, increased employee turnover, increases in employee-related costs, and union activity could have adverse effects including significant increases in our operating costs and a reduction in profitability.
We have experienced and may continue to experience decreased profitability due to increased labor costs. A number of factors contribute to increased labor costs, such as constrained staffing due to a shortage of healthcare workers, increased dependence on contract workers, the cost of recruiting and training new employees, the cost of retaining existing staff, and other government regulations, which include laws and regulations related to minimum wage standards and workers’ health and safety.
We are highly dependent upon the ability of our affiliated professional medical groups to recruit and retain qualified physicians and other licensed providers to provide services to our existing occupational health centers and onsite health clinics and to expand our business. We compete with many types of healthcare entities, including teaching, research, and government hospitals and institutions, and other practice groups for the services of qualified physicians, clinicians, physical therapists and other healthcare professionals. Our affiliated professional medical groups may not be able to continue to recruit new clinicians or renew contracts with existing clinicians on acceptable terms. Difficulties in attracting and retaining qualified

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healthcare personnel can limit our ability to staff our facilities. Our affiliated professional medical groups supplement their clinical personnel with a staffing agency, which can increase our costs and lower our margins. Additionally, the cost of attracting, training, and retaining qualified healthcare personnel has been and may continue to be higher than historical trends which may cause our profitability to decline.
While we have historically experienced some level of ordinary course employee turnover, the impact of the COVID-19 pandemic and resulting actions have exacerbated labor shortages and increased employee turnover. In some markets, the availability of clinicians and other medical support personnel has been a significant operating issue for healthcare providers, including at certain of our facilities. Increased employee turnover rates within our employee base can lead to decreased efficiency and increased costs, such as increased overtime to meet demand, increased compensation and bonuses to attract and retain employees, and incremental training costs. We may be required to continue to enhance wages and benefits to recruit and retain clinicians and other medical support personnel or to hire more expensive temporary or contract personnel.
An overall or prolonged labor shortage, lack of skilled labor, increased employee turnover or continued increase in the cost of recruiting and retaining employees could have a material adverse impact on our business, financial condition, results of operations, liquidity and cash flows. If our labor costs continue to increase, we may not be able to reduce other operating expenses in a manner sufficient to offset these increased labor costs. Our failure to recruit and retain qualified management, clinicians and other medical support personnel, or to control our labor costs, could have a material adverse effect on our business, financial condition and results of operations.
In addition, United States healthcare providers in recent years have seen an increase in the amount of union activity. Although our workforce is currently non-union, we cannot predict the degree to which we will be affected by future union activity and there may be legislative or executive actions that could result in increased union activity.
If we fail to compete effectively with other occupational health centers, onsite health clinics at employer worksites, and healthcare providers in the local areas we serve, our revenue and profitability may decline.
The healthcare business is highly competitive, and we compete with other occupational health centers, onsite health clinics at employer worksites, and other healthcare providers for customers. If we are unable to compete effectively with other occupational health centers, onsite health clinics at employer worksites and healthcare providers, our ability to retain customers and affiliated physicians, or maintain or increase our revenue, price flexibility, control over medical cost trends, and marketing expenses may be compromised, and our revenue and profitability may decline.
Our primary competitors have typically been independent physicians, hospital emergency departments, hospital-owned or hospital-affiliated medical facilities and urgent care facilities. New competitors in our industry can emerge relatively quickly. The increasing acceptance of telemedicine as a customary means of healthcare delivery reduces geographic barriers and cost of entry for current competitors and new market entrants. The markets in our business are also fragmented and competitive. In addition, significant merger and acquisition activity has occurred in our industry as well as in industries that supply products to us, such as the medical supply and device industries as well as the health information systems industries. If our competitors are better able to attract customers or expand services at their facilities than we are, we may experience an overall decline in revenue.
We may be adversely affected by a failure or security breach of our, or our third-party vendors’, information technology systems, such as a cyber attack, which may subject us to potential legal and reputational harm and have an adverse impact on our business.
In the normal course of business, we rely on our information technology systems to collect, maintain, and process various types of personal information, such as sensitive patient information including patient demographic data, eligibility for various medical plans, and protected health information. Additionally, we utilize those same systems to perform our day-to-day activities that are critical to our business, such as receiving referrals, assigning medical teams to patients, documenting medical information, maintaining an accurate record of all transactions, processing payments, and maintaining our employee’s personal

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information. We also contract with third-party vendors to maintain and store personal information, including our patient’s individually identifiable health information, and to manage some of our information technology systems. Numerous state and federal laws and regulations address privacy and information security concerns resulting from our access to personal information.
Our information technology systems and those of our vendors that process, maintain, and transmit personal information are subject to various cybersecurity risks that threaten the confidentiality, integrity, and availability of the information technology systems and personal information. Risks to our information technology systems and personal information we or our third party vendors maintain may arise from diverse attack vectors including computer viruses and malware (e.g., ransomware), malicious code, social engineering/phishing, advanced persistent threats, cyber attacks, or other breaches. Failure to maintain the security and functionality of our information systems and related software, or to defend against a cybersecurity attack or other attempt to gain unauthorized access to our or third-party’s systems, facilities, or patient health information could expose us to a number of adverse consequences, including but not limited to disruptions in our operations, regulatory and other civil and criminal penalties, reputational harm, investigations and enforcement actions (including, but not limited to, those arising from the Securities and Exchange Commission (the “SEC”), Federal Trade Commission, the OIG or state attorneys general), fines, litigation, loss of customers, disputes with payors, and increased cost of services, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations, and liquidity. For example, on November 10, 2023, Perry Johnson & Associates, Inc., a third-party vendor of health information technology solutions that provides medical transcription services (“PJ&A”), notified us that certain information related to particular Concentra patients was potentially affected by a cybersecurity event. In early February 2024, we sent notices to almost four million patients who may have been impacted by the data breach. We are also subject to several lawsuits related to the PJ&A data breach. See “Business — Legal Proceedings.” While we are unable to predict the full impact of the PJ&A data breach at this time, in addition to litigation the PJ&A incident could subject us to enforcement actions, a loss of trust, remediation costs, and any of the other risks described in this section. Although we maintain cyber liability insurance to protect us from losses related to cyber attacks and breaches, not every risk or liability can be insured, and for insurable risks, our policy limits and terms of coverage may not be sufficient to cover all actual losses or liabilities incurred. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.
Given the rapidly evolving nature and proliferation of cyber threats — including through artificial intelligence — there can be no assurance our training and security measures or other controls will detect, prevent, or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. For example, it has been widely reported that many well-organized international interests, in certain cases with the backing of sovereign governments, are targeting the theft of patient information through the use of advanced persistent threats. A cyber-attack that bypasses our information technology security systems, or those of our third-party vendors, could cause the loss of personal information, including protected health information, or other data subject to privacy laws, the loss of proprietary business information, or a material disruption to our or a third-party vendor’s information technology business systems resulting in a material adverse effect on our business, financial condition, results of operations, or cash flows. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation, or release of protected health information, other confidential data, or proprietary business information, operational or business delays resulting from the disruption of information technology systems and subsequent clean-up and mitigation activities, negative publicity resulting in reputation or brand damage with clients, members, or industry peers, or regulatory action taken as a result of such incident. While we are not aware of having experienced a material cyber breach or attack to date, we are likely to face attempted attacks in the future. Accordingly, we may be vulnerable to losses associated with improper functioning, security breaches, or unavailability of our information systems as well as any systems used in acquired operations.
Additionally, our acquisitions require transitions and integration of various information technology systems. If we experience difficulties with the transition and integration of these systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational

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disruptions, regulatory problems, working capital disruptions, and increases in administrative expenses. As such, we may inherit risks of security breaches or other compromises when we integrate these companies within our business.
We may be adversely affected by negative publicity which can result in increased governmental and regulatory scrutiny and possibly adverse regulatory changes.
Negative press coverage, including about the industries in which we currently operate, can result in increased governmental and regulatory scrutiny and possibly adverse regulatory changes. Adverse publicity and increased governmental scrutiny can have a negative impact on our reputation with customers and patients and on the morale and performance of our employees, both of which could adversely affect our business, financial condition and results of operations.
Significant legal actions could subject us to substantial uninsured liabilities.
Our affiliated professional medical groups and some of our colleagues are involved in the delivery of healthcare and related services to the public. In providing these services, the physicians and other licensed providers in our affiliated professional medical groups, and consequently we, are exposed to the risk of professional liability claims. Many of these involve large claims and significant defense costs and if successful, could result in significant liabilities that may exceed our insurance coverage and the financial ability of our affiliated professional medical groups to indemnify us. We are also subject to lawsuits under federal and state whistleblower statutes designed to combat fraud and abuse in the healthcare industry. These whistleblower lawsuits are not covered by insurance and can involve significant monetary damages and award bounties to private plaintiffs who successfully bring the suits. See “Legal Proceedings” and Note 18, “Commitments and Contingencies,” to our audited consolidated financial statements included elsewhere in this prospectus.
We currently maintain professional malpractice liability insurance and general liability insurance coverages through a number of different programs that are dependent upon such factors as the state where we are operating and whether the operations are wholly owned or operated through a joint venture.
For our occupational health center operations, we currently maintain insurance coverages under a combination of policies with a total annual aggregate limit of up to $29.0 million for professional malpractice liability and $29.0 million for general liability insurance. Our insurance for the professional liability coverage is written on a “claims-made” basis, and our commercial general liability coverage is maintained on an “occurrence” basis. These coverages apply after a self-insured retention limit is exceeded. We also maintain additional types of liability insurance covering claims which, due to their nature or amount, are not covered by or not fully covered by the applicable professional malpractice and general liability insurance policies, including workers’ compensation, property and casualty, directors and officers, cyber liability insurance and employment practices liability insurance coverages. Our insurance policies generally are silent with respect to punitive damages so coverage is available to the extent insurable under the law of any applicable jurisdiction and are subject to various deductibles and policy limits. We review our insurance program annually and may make adjustments to the amount of insurance coverage and self-insured retentions in future years.
We are subject to a variety of litigation, investigations and audits and other legal and regulatory proceedings and payor audits in the course of our business that could adversely affect our business and financial statements.
We are subject to a variety of litigation and other legal and regulatory proceedings incidental to our business, including claims or counterclaims for damages arising out of our services and claims relating to employment matters, tax matters, commercial disputes, breach of contract claims, environmental matters, personal injury, and insurance coverage, as well as regulatory subpoenas, requests for information, investigations and enforcement. An increasing level of governmental and private resources are being devoted to the investigation of allegations of fraud and abuse in federal healthcare programs, state workers’ compensation programs as well as managed care and commercial insurance programs, and these federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on healthcare providers. Certain of our facilities have been, are currently, and may in the future be subject to lawsuits, qui tam actions, subpoenas, investigations, audits and other inquiries related to our operations. Private individuals, including former employees, may report potential violations to regulatory authorities

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or bring qui tam or whistleblower lawsuits, and these types of actions may be “under seal” for a long period of time while regulatory authorities investigate. We, like other healthcare providers, are subject to investigations of the billing and coding of services provided to federal healthcare program, workers’ compensation program, managed care and commercial insurance patients, including whether such services were properly documented and billed, whether services provided were medically necessary and compliant with conditions of participation or payment. These claims, lawsuits, and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes. For example, we are currently being investigated separately by the DOJ and the California Department of Insurance, in each case relating to our billing and coding for physical therapy claims. See “Business — Legal Proceedings”. While we believe our practices are compliant, the investigations continue to evolve and could result in the government pursuing civil legal claims against us that may result in substantial liabilities or the imposition of additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Private payors such as third-party insurance and managed care entities often reserve the right to conduct audits and investigations. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in lawsuits include claims for compensatory damages, punitive and consequential damages (and in some cases, treble damages) and/or injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and require us to incur significant costs and could result in a material adverse effect to our reputation and business. In addition, developments in proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments could adversely affect our financial statements in any particular period. We cannot assure you that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business. However, based on our experience, current information and applicable law, we do not believe that it is reasonably possible that any amounts we may be required to pay in connection with litigation and other legal and regulatory proceedings in excess of our reserves as of the date of this prospectus will have a material effect on our financial statements.
Noncompliance with billing and documentation requirements could result in non-payment or subject us to billing, coding or other compliance audits or investigations by government authorities or private payors.
Payors typically have differing and complex billing and documentation requirements. If we fail to comply with these payor-specific requirements, we may not be paid for our services or payment may be substantially delayed or reduced. While we have policies and procedures in place, it is not always possible to identify and deter misconduct or improper activities by employees, independent contractors, licensed providers and third parties, including noncompliance with billing, coding and clinical documentation requirements and other regulatory standards and requirements. Moreover, federal and state laws, rules and regulations impose substantial penalties, including criminal and civil fines, monetary penalties, exclusion from participation in government healthcare programs and imprisonment, on entities or individuals (including any individual corporate officers, physicians or licensed providers deemed responsible) that fraudulently or wrongfully bill government-funded programs or other third-party payors for healthcare services. Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, as well as their executives and managers, with enforcement actions covering a variety of topics, including referral and billing practices. Further, the federal False Claims Act and a growing number of state laws allow private parties to bring qui tam or “whistleblower” lawsuits against companies for false billing violations.
We have been, are and may be subject in the future to governmental reviews, audits, and investigations to verify our compliance with federal healthcare program requirements and applicable laws and regulations. CMS contracts with Recovery Audit Contractors (“RACs”) and other contractors on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the Medicare program.

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Private third-party payors may conduct similar post-payment audits. We are routinely subject to audits, and any delays in timely providing requested records, negative audit findings or allegations of fraud or abuse may subject us to liability, such as overpayment liability, refunds or recoupments of previously paid claims, payment suspension or the revocation of billing or payment privileges in governmental healthcare programs. Such actions, if imposed on us or our subsidiaries, could materially and adversely impact our revenue, financial condition and results of operations.
Insurance coverage, even where available, may not be sufficient to cover losses we may incur.
Our business exposes us to the risk of liabilities and losses arising from our operations. For example, we may be liable for claims brought by patients, customers, employees, or other third parties for personal injury or property damage arising from the use of our services or premises, as well as professional liability claims against our affiliated professional medical groups. We also may face liabilities or losses due to site-specific incidents (such as fires, explosions, flooding, or power outages), natural disasters (such as hurricanes, earthquakes, or other severe natural events), cyber-security incidents, and similar factors. We seek to minimize these risks where practicable and economical through various insurance contracts from third-party insurance carriers. However, any insurance coverage we purchase or otherwise have access to is subject to large deductibles on individual claims, policy limits (on individual claims and all claims in the aggregate), and other terms and conditions. We retain an insurance risk reserve for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to our business risks, and our insurance may not be sufficient to cover losses we may incur. Any losses that insurance does not substantially cover could adversely affect our business, financial condition and results of operations. In addition, the insurance industry has become more selective in offering some types of insurance, such as product liability and cyber-security insurance, and we may not be able to obtain certain insurance coverage on favorable terms, or at all, in the future.
Recent state laws that regulate healthcare costs, access to care and quality may impact our ability as a healthcare support service provider to do certain transactions.
In recent years, states including California, Connecticut, Illinois, Massachusetts, Minnesota, Nevada, New Mexico, New York, Oregon, Rhode Island and Washington are becoming increasingly interested in the review of health care transactions for impacts on costs, access to care and quality. Transactions involving multi-state organizations with hundreds of health care providers across the country can now be subject to state reviews because one or more providers derive revenue from patients within the state. Certain state laws apply to transactions involving MSOs, and the review processes can involve lengthy review and approval periods, require enhanced disclosure obligations and impact analysis, public notices and hearings, and approval conditions and post-closing oversight, including ongoing reporting obligations. Overall, these state laws regulating costs, access to care and quality, in effect and those that may go into effect in the future, may delay or burden our transactions, including future add-on acquisitions, increase costs associated with expansion, require intrusive disclosures, and impose onerous, ongoing reporting obligations. If there are any delays in receiving regulatory approvals from the applicable government agencies, or the inability to receive such approvals, such delays or denials could negatively impact our business.
Current and future acquisitions may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities.
As part of our growth strategy, we have a history of pursuing acquisitions of companies providing services that are similar or complementary to those that we provide in our businesses to better leverage our existing, scalable infrastructure, and may continue to pursue this strategy in the future. These acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses and expenses, and compliance risks that could have a material adverse effect on our financial condition and results of operations.
We may not be able to successfully integrate our acquired businesses into our company, and therefore, we may not be able to realize the intended benefits of an acquisition. If we fail to successfully integrate acquisitions, our financial condition and results of operations may be materially adversely affected. These acquisitions could result in difficulties integrating acquired operations, technologies, and personnel into our business. Such difficulties may divert significant financial, operational, and managerial resources from our

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existing operations and make it more difficult to achieve our operating and strategic objectives. We may fail to retain employees or employer customers acquired through these acquisitions, which may negatively impact the integration efforts. These acquisitions could also harm our results of operations if it is subsequently determined that goodwill or other acquired intangible assets are impaired, thus resulting in an impairment charge in a future period.
In addition, these acquisitions involve risks that the acquired businesses will not perform in accordance with expectations, that we may become liable for unforeseen financial or business liabilities of the acquired businesses, including liabilities for failure to comply with healthcare regulations, that the expected synergies associated with acquisitions will not be achieved, and that business judgments concerning the value, strengths, and weaknesses of businesses acquired will prove incorrect, which could have a material adverse effect on our financial condition and results of operations.
We rely on third parties in many aspects of our business, which exposes us to additional risks that could adversely affect our business, financial condition and results of operations.
We rely on relationships with third parties, suppliers, distributors, contractors, logistics providers, and other external business partners, in many aspects of our business. If we are unable to effectively manage our third-party relationships and the agreements under which our third-party partners operate, our business, financial condition and results of operations could be adversely affected. Furthermore, failure of these third parties to meet their obligations to us or substantial disruptions in our relationships with these third parties could adversely affect our business, financial condition and results of operations. While we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, compliance matters, and ESG practices, thereby potentially increasing our reputational, legal, financial, and operational risk. If our suppliers or other third-party partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, health and safety standards, production practices or other obligations, norms, or ethical standards, our reputation or our brands could be damaged, and we could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could adversely affect our business, financial condition and results of operations.
In connection with the Separation, we may need to replace certain of our existing contracts with third parties and, with respect to certain contracts, including contracts related to information technology and cyber-security matters, that are intended to be transferred, in whole or in part, from Select to us, obtain consents or approvals from third parties. If we are unable to obtain these replacement contracts or required consents or approvals, or if we can only do so on less favorable terms, our business, financial condition and results of operations could be adversely affected.
In conducting our business, we are required to comply with applicable laws regarding the corporate practice of medicine and therapy and professional fee-splitting.
Many states prohibit, by statute, regulation, guidance from professional licensing boards or state attorneys general or under common law, the unlicensed practice of certain professionals, such as medicine and physical therapy. Corporate practice restrictions are generally designed to prohibit a non-professional entity or individual from owning a practice, employing providers or controlling or unduly influencing the professional practice and clinical decision making of the licensed professional. The laws relating to corporate practice vary from state to state and are subject to change and to evolving interpretations by courts, state licensing boards and state attorneys general, among others. Further, changes to the membership or staff of state agencies, licensing boards or attorney general offices could lead to increased enforcement of these laws and regulations.
Many states also have laws that prohibit a non-professional entity or individual from sharing in or splitting profits or professional fees for patient care, often referred to as “fee-splitting.” Some states also prohibit entities from engaging in certain financial arrangements, such as fee-splitting, with physicians or therapists. The laws relating to fee-splitting also vary from state to state and are not fully developed. Generally, these laws restrict business arrangements that involve a physician or therapist sharing professional fees with a non-professional source, but in some states, these laws have been interpreted to extend to management agreements between physicians or therapists and business entities under some circumstances.

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We believe that our current and planned activities do not constitute the unlawful practice of medicine or fee-splitting, or the unlawful corporate practice of medicine or therapy as contemplated by these state laws. However, the interpretations of such laws vary from state to state and are enforced by governmental, judicial, law enforcement or regulatory authorities with broad discretion. Additionally, it is possible that the laws and rules governing the practice of medicine and therapy and fee-splitting in one or more jurisdictions may change in a manner adverse to our business. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and there can be no assurance that future interpretations of such laws will not require structural and organizational modification of our existing relationships with the affiliated professional medical groups. State regulatory authorities may review our agreements with affiliated professional medical groups and structure for legal and regulatory compliance. The specific restrictions that may be imposed on us if we are found to violate the laws governing corporate practice of or professional fee-splitting vary from state to state.
If a court or regulatory body determines that we have violated these laws or if new laws are introduced that would render our arrangements illegal, we could be subject to civil or criminal penalties, and our contracts could be found legally invalid and unenforceable (in whole or in part), or we could be required to restructure our contractual arrangements with our affiliated physicians and other licensed providers and restructure our business model.
We are dependent on our relationships with affiliated professional entities that we do not own to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with these entities become subject to legal challenges.
Due to the prevalence of the corporate practice of medicine doctrine, including in certain states where we conduct our business, we do not own the affiliated professional entities medical group that we contract with to provide healthcare services, which we refer to herein as “Managed PCs.” We enter into MSAs with such entities. Each MSA typically has a term of 40 years but may be terminated by the Managed PCs under certain circumstances. The Managed PCs are wholly owned by physician providers licensed in their respective states. Under the MSAs between our MSOs and each Managed PC, we provide various administrative and operations support services in exchange for scheduled fees at the fair market value of our services provided to each Managed PC. As a result, our ability to receive fees from the Managed PCs is limited to the fair market value of the services provided under the MSAs. To the extent our ability to receive fees from the Managed PCs is limited, our ability to use that cash for growth, debt service or other uses at the Managed PC may be impaired and, as a result, our business, financial condition and results of operations may be adversely affected.
Some of the relevant laws, regulations and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation. Moreover, state laws are subject to change. There is a risk that authorities in some jurisdictions may find that our contractual relationships with the Managed PCs, which govern the provision of management and administrative services, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law.
While the MSAs prohibit us from controlling, influencing or otherwise interfering with the practice of medicine at each Managed PC, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine, there can be no assurance that our contractual arrangements and activities with the Managed PCs will be free from scrutiny from authorities, and we cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in our network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business.

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In addition to the MSAs, we enter into succession agreements and other arrangements with their physician equity holders that have certain contractual rights relating to the orderly transfer of equity interests. Such equity interests cannot, however, be transferred to or held by us or by any non-professional organization. Accordingly, neither we nor our direct subsidiaries directly own any equity interests in any of our physician practices. In the event that any of the physician owners of our practices fail to comply with the management arrangement, if any management arrangement is terminated and/or we are unable to enforce our contractual rights over the orderly transfer of equity interests in any of our physician practices, such events could have a material adverse effect on our business, financial condition, results of operations and cash flows.
While we expect that our relationships with the Managed PCs will continue, a material change in our relationship with these entities, or among the Managed PCs, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with the Managed PCs, could impair our ability to provide services to our patients and could harm our business. For example, our arrangements in place to help ensure an orderly succession of the owner or owners of the Managed PCs upon the occurrence of certain events may be challenged, which may impact our relationship with the Managed PCs and harm our business, financial condition and results of operations. The MSAs and these succession arrangements could also subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud and abuse laws. Any scrutiny, investigation or litigation with regard to our arrangement with the Managed PCs, and any resulting penalties, including monetary fines and restrictions on or mandated changes to our current business and operating arrangements, could harm our business.
We are subject to extensive federal and state laws and regulations relating to the privacy of personal information, including protected health information, and any actual or perceived failure to comply could adversely affect our business, financial condition and results of operations.
Numerous state and federal laws, regulations, standards, and other legal obligations, including consumer protection laws and regulations, that govern the collection, dissemination, use, access to, confidentiality, security and processing of personal information, including protected health information (“PHI”), apply to our operations and the operations of our partners. Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.
For example, the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations promulgated thereunder (collectively, “HIPAA”), establish privacy, security, and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates that perform certain services that involve creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities, as well as their covered subcontractors. HIPAA requires covered entities and business associates to develop and maintain policies with respect to the protection, use, and disclosure of PHI, including the adoption of administrative, physical and technical safeguards to protect such information, and certain notification requirements in the event of a breach of unsecured PHI.
Covered entities must report breaches of unsecured PHI to affected individuals without unreasonable delay, and not to exceed 60 days following discovery of the breach by a covered entity or its agents. Notification also must be made to the U.S. Department of Health and Human Services (“HHS”), Office for Civil Rights (“OCR”), and, under certain circumstances involving large breaches, to the media. A business associate must notify the relevant covered entity of a breach of unsecured PHI within 60 days of discovery. A non-permitted use or disclosure of PHI is presumed to be a breach under HIPAA unless the covered entity

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or business associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA.
Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices or an audit by OCR, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with OCR to settle allegations of HIPAA non-compliance. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.
Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair and/or deceptive acts or practices in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
We are also subject to marketing privacy laws. For example, the Telephone Consumer Protection Act (“TCPA”) governs unsolicited telephone marketing calls, including those using automated and prerecorded messages. In addition to increased enforcement by the FTC and Federal Communications Commission (“FCC”), a significant risk under the TCPA lies with private actions filed by consumers, frequently filed as class action lawsuits. The TCPA provides a private right of action for violations and statutory damages and when multiplied against a large number of calls, text messages or fax transmissions, potential damages in these cases can be significant.
Along with rules governing commercial telemarketing, the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003 governs anyone who advertising products or services by electronic mail directed to or originating from the United States. The law covers the transmission of e-mail messages whose primary purposes is advertising or promoting a product or services and requires such email transmissions to include specific elements and language such as return e-mail addresses and opt out notices. CAN-SPAM is enforced primarily by the FTC and carries significant penalties. In addition, deceptive commercial e-mail is subject to laws banning false or misleading advertising.
Moreover, certain states such as California and Washington have adopted privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations are ever evolving and create complex compliance issues for us and our customers and strategic partners. Any failure to comply with such laws could materially adversely impact our business.
If we fail to comply with applicable data interoperability and information blocking rules, it could materially adversely impact our business.
The 21st Century Cures Act (the “Cures Act”), which was passed and signed into law in December 2016, includes provisions related to data interoperability, information blocking and patient access. In March 2020, the HHS Office of the National Coordinator for Health Information Technology (“ONC”), and Centers for Medicare & Medicaid Service (“CMS”) finalized and issued complementary rules that are intended to clarify provisions of the Cures Act regarding interoperability and information blocking, and include, among other things, requirements surrounding information blocking, changes to ONC’s health IT certification program and requirements that CMS regulated payors make relevant claims/care data and provider directory information available through standardized patient access and provider directory application programming interfaces, or APIs, that connect to provider electronic health record systems (“EHRs”). The companion rules will transform the way in which healthcare providers, health IT developers, health information exchanges/health information networks (“HIEs/HINs”), and health plans share patient information, and create significant new requirements for healthcare industry participants. For example, the ONC rule, which went into effect on April 5, 2021, prohibits healthcare providers, health IT developers of certified health IT, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information, or EHI, also known as

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

“information blocking.” To further support access and exchange of EHI, the ONC rule identifies eight “reasonable and necessary activities” as exceptions to information blocking activities, as long as specific conditions are met. In June 2023, the OIG published its final rule implementing the statutory penalties for information blocking, which are up to $1 million per violation. Enforcement of information blocking penalties began on September 1, 2023. In October 2023, HHS proposed a rule to establish disincentives for healthcare providers that participate in certain Medicare programs that have been determined by the OIG to have committed information blocking. Further, in December 2023, ONC finalized its rule titled Health Data, Technology, and Interoperability: Certification Program Updates, Algorithm Transparency, and Information Sharing (“HTI-1 Final Rule”). Among other things, the HTI-1 Final Rule narrows the scope of entities that qualify as certified health IT developers, makes updates to its Health IT Certification Program requirements, a voluntary program for certifying health IT, and modifies the information blocking exceptions. Any failure to comply with these rules could have a material adverse effect on our business, financial condition and results of operations.
Facility licensure requirements in some states are costly and time-consuming, limiting or delaying our operations, and failure to comply with laws or regulation relating to permit, licensing and accreditation requirements, could result in fines, penalties and other adverse action, the loss of licenses, permits and accreditations and adversely affect our business and our financial condition.
State Departments of Health or other state regulatory agencies may require us to obtain licenses, permits, registrations, certificates of need, accreditations and/or certifications in the various states in which we have our occupational health centers and onsite health clinics at employer worksites and in connection with our pharmacy distribution, utilization review and third-party administrator services. Our occupational health centers and onsite clinics must comply with Medicare program and state licensure requirements and are subject to surveys and investigations from federal and state agencies as well as accreditations organizations. Our occupational health centers and onsite health clinics are subject to extensive federal, state and local regulation relating to, among other things, to the adequacy of healthcare, equipment, personnel, operating policies and procedures, workplace safety, maintenance of adequate records, controlled substances, handling radioactive materials, fire prevention, rate-setting, building codes, environmental protection, clinical laboratory and X-ray and radiation standards. Our centers and clinics are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation and the failure to timely address and correct any deficiencies could result in fines, penalties, suspended operations or closures and other adverse action against the surveyed facility and could impact our operations at other facilities in the same state. In addition, states impose licensing requirements on individual physicians and other medical support personnel. We strive to comply with all applicable laws, regulations and other legal obligations relating to accreditation, permit and licensing requirements. Although we currently have no reason to believe that we will be unable to obtain the necessary licenses without unreasonable expense or delay, there can be no assurance that we will be able to obtain any required licensure. However, there can be no assurance that regulatory authorities will determine that all applicable requirements are fully met at any given time. Additionally, although we currently have no reason to believe that we will be unable to obtain any licenses required in the future without unreasonable expense or delay, there can be no assurance that we will be able to obtain any required licensure. Should any of our occupational health centers or onsite health clinics be found to be noncompliant with these requirements, we could be subject to fines, penalties and other adverse action, including the loss of licenses, permits and accreditations or be required to cease operations in a state, and our business, operations and financial condition could be materially adversely affected.
If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed.
Our success is dependent, in part, upon protecting our intellectual property rights, including those in our brands and our proprietary know-how and technology. We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual arrangements to establish and protect our intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether the measures that we have taken will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, or that we

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition and results of operations.
We rely on our trademarks and trade names to distinguish our services from the services of our competitors, and have registered or applied to register our key trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.
While software and other of our proprietary works may be protected under copyright law, we have not registered any copyrights in these works, and instead, we primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.
Although we attempt to protect certain of our proprietary technologies by entering into confidentiality agreements with our employees, consultants, and others who have access to such technologies and information, these agreements may be breached, and we cannot guarantee that we will have sufficient remedies in the event of the agreements are breached. Furthermore, trade secret laws do no not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Accordingly, despite our efforts to maintain these technologies as trade secrets, we cannot guarantee that others will not independently develop technologies with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe our proprietary rights. We may be required to spend significant resources to monitor and enforce our intellectual property rights. Any litigation could be expensive to resolve, be time consuming and divert management’s attention, and may not ultimately be resolved in our favor. Furthermore, if we bring a claim to enforce our intellectual property rights against an alleged infringer, the alleged infringer may bring counterclaims challenging the validity, enforceability or scope of our intellectual property rights, and if any such counterclaims are successful, we could lose valuable intellectual property rights. Any of these events could seriously harm our business.
If third parties claim that we infringe upon their intellectual property rights, our operations could be adversely affected.
We may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of others. Even if we believe these claims are without merit, any claim of infringement, misappropriation or other violation could cause us to incur substantial costs defending against the claim, and could distract management and other personnel from other business. Any successful claim of infringement against us could require us to pay substantial monetary damages, require us to seek licenses of intellectual property from third parties or prevent us from using certain trademarks and require us to rebrand our services. Any licensing or royalty agreements, if required, may not be available on commercially reasonable terms or at all. Any of the foregoing could have a negative impact on our business, financial condition and results of operations.
Risks Related to Financial and Economic Market Conditions
Adverse economic conditions in the U.S. or globally could adversely affect us.
We are exposed to fluctuating market conditions, especially in the labor market with respect to employer hiring, labor participation, and employee turnover and productivity. For example, workforce reductions could lead to declines in work-related injuries and resulting workers’ compensation claims and employer services volume, which may adversely affect our business. In addition, healthcare spending in the U.S. could be negatively affected in the event of an economic downturn. A continued economic downturn or

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

recession, or slowing or stalled recovery therefrom, may have a material adverse effect on our business, financial condition and results of operations, as it could negatively impact our current and prospective customers, adversely affect the financial ability of payors to pay claims, adversely impact our ability to pay our expenses and limit our ability to obtain financing for our operations.
Healthcare spending in the U.S. could be negatively affected in the event of a downturn in economic conditions. For example, employers and patients who reduce their overall spending may elect to decrease the frequency of visits to our facilities, thereby reducing demand for our services. A reduction in workforce may also lead to declines in workers’ compensation claims, which may adversely affect our business. Approximately 60% of our revenue was generated from the treatment of workers’ compensation claims in 2023.
Inflation has also increased throughout the U.S. economy. In the current inflationary environment, we have and may continue to experience increases in labor costs, supply chain costs, capital expenditures and other costs of doing business. For instance, during the recovery period following the COVID-19 pandemic outbreak in early 2020, we experienced significant staffing shortages. These shortages were driven primarily by higher than historical turnover and lower replacement candidate levels. In 2020, and the subsequent years of 2021 and 2022, we initiated compensation strategies to combat the higher turnover and attract new colleagues. These strategies resulted in salary inflation pressure that was in excess of our normal annual merit increase percentages. We also predominantly lease our occupational health center locations. Since the COVID-19 pandemic in 2020, we have experienced, and continue to experience, higher than normal facility lease renewal increases. Relatedly, construction costs have continued to increase since the COVID-19 pandemic, resulting in longer payback period on our capital investments.
To help mitigate the inflationary pressures on our business, we have implemented compensation strategies, selective price increases in certain markets, supply chain optimization initiatives and carefully monitor labor costs in our day-to-day operations. However, cost increases due to inflationary pressures may outpace our expectations and we may not be able to offset the higher costs through price increases and achieve cost efficiencies, causing us to use our cash and other liquid assets faster than forecasted. If we are unable to successfully manage the effects of inflation, our business, operating results, cash flows and financial condition may be adversely affected.
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing Israel-Palestine and Russia-Ukraine military conflicts. Our business, financial condition and results of operations could be adversely affected by any negative impact on the global economy, capital markets and supply chains resulting from such conflicts or any other geopolitical tensions.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military conflicts between Russia and Ukraine as well as Israel, Iran and Palestine. Although the length and impact of the ongoing military conflicts is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the conflicts and assessing their potential impact on our business.
The ongoing military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, the European Union and various other countries against Russia. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia that could adversely affect the global economy and lead to instability in capital markets. Furthermore, the ongoing conflict involving Israel, Iran and Palestine and the potential destabilization of the Middle East region due to rising geographical tensions may cause additional economic uncertainty, including increased inflation and supply chain disruptions.
It is impossible to predict the extent to which our operations, or those of our customers, third party partners or suppliers, will be impacted in the short or long term, or the ways in which these conflicts may impact our business. It is also not possible to predict with certainty these ongoing conflicts’ additional adverse effects on existing macroeconomic conditions, currency exchange rates and financial markers, all of which

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

may affect our business operations. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any or all of the foregoing risks could have an adverse effect on our business, financial condition and results of operations, particularly as these conflicts continue for an indefinite period of time. Given that developments concerning the Israel-Palestine and Russia-Ukraine military conflicts are ongoing and have been constantly evolving, additional impacts and risks may arise that are not presently known to us. The Israel-Palestine and Russia-Ukraine military conflicts may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Impairment of our goodwill and other intangible assets would result in a reduction in net income.
Due in part to our growth through acquisitions, we have a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which are periodically evaluated for impairment in accordance with current accounting standards. We may confront events and circumstances that can lead to an impairment charge, including macroeconomic industry and market conditions, significant adverse shifts in our operating environment or the manner in which an asset is used, pending litigation or other regulatory matters and current or forecasted reductions in revenue, operating income or cash flows associated with the use of an asset. Impairment charges have resulted, and may in the future result, in a reduction in net income and an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Indebtedness
Our substantial indebtedness may limit the amount of cash flow available to invest in the ongoing needs of our business.
We have a substantial amount of indebtedness. On a pro forma basis, after giving effect to, among other things, the incurrence of the Credit Facilities, as of March 31, 2024, we would have had approximately $1,488.0 million of total indebtedness. Our indebtedness could have important consequences to you. For example, it:
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requires us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity, acquisitions, and other general corporate purposes;

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increases our vulnerability to adverse general economic or industry conditions;

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limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

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makes us more vulnerable to increases in interest rates, as borrowings under our Credit Facilities are at variable rates, subject to our interest rate cap agreement;

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limits our ability to borrow additional funds in the future for working capital or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock;

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limits our ability to pay dividends; and

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reduces the cash flow available to fund capital expenditures and other corporate purposes and to grow our business placing us at a competitive disadvantage compared to our competitors that have less indebtedness.

The risks described above will increase with the amount of indebtedness we incur in the future. Furthermore, to the extent our indebtedness bears interest at variable rates, our ability to borrow additional funds may be reduced and the risks described above would intensify if these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in our creditworthiness. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Any of these consequences could have a material adverse effect on our business, financial condition, results of operations, prospects, and ability to satisfy our obligations under our indebtedness. In addition, there would be a material adverse effect on our business, financial condition, results of operations, and cash flows if we were unable to service our indebtedness or obtain additional financing, as needed.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources.”
Our Credit Facilities require us to comply with certain covenants and obligations, the default of which may result in the acceleration of certain of our indebtedness.
In the case of an event of default under the agreements governing our Credit Facilities, the lenders under such agreements could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If we are unable to obtain a waiver from the requisite lenders under such circumstances, these lenders could exercise their rights, then our financial condition and results of operations could be adversely affected, and we could become bankrupt or insolvent.
Our credit agreement contains several covenants such as limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; and dividends and restricted payments. Our Credit Facilities also require us to maintain a leverage ratio (based upon the ratio of indebtedness to consolidated EBITDA as defined in the agreements governing our Credit Facilities), which is tested quarterly. Failure to comply with any of these covenants would result in an event of default under our Credit Facilities.
Our inability to comply with any of these covenants could result in a default under our Credit Facilities. In the event of any default under the Credit Facilities, the revolving lenders could elect to terminate borrowing commitments and declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable. A breach of a covenant under our credit agreement could result in a default under that debt instrument and, due to cross-default provisions, could result in a default under the other debt instrument. A default under our Credit Facilities could have a material adverse effect on our business, financial condition, results of operations, prospects, and may even lead to bankruptcy or insolvency.
Payment of interest on, and repayment of principal of, our indebtedness is dependent in part on cash flow generated by our subsidiaries.
Payment of interest on, and repayment of, principal of our indebtedness will be dependent in part upon cash flow generated by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment, or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness. In addition, any payment of interest, dividends, distributions, loans, or advances by our subsidiaries to us could be subject to restrictions on dividends or repatriation of distributions under applicable local law, monetary transfer restrictions, and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners. Furthermore, the ability of our subsidiaries to make such payments of interest, dividends, distributions, loans, or advances may be contested by taxing authorities in the relevant jurisdictions.
Despite our substantial level of indebtedness, we may be able to incur additional indebtedness. This could further exacerbate the risks described above, especially in the current rising interest rate environment.
We may be able to incur additional indebtedness in the future. Although our Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Further, the U.S. Federal Reserve has raised certain benchmark interest rates in an effort to combat inflation. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from our performance to the extent we are exposed to such interest rates and/or volatility. In periods of rising interest rates, such as the current interest rate environment, to the extent we borrow money subject to a floating interest rate, our operating costs would increase, which could reduce our net income.
We may be unable to refinance our debt on terms favorable to us or at all, which would negatively impact our business and financial condition.
We are subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. While we intend to refinance all of our indebtedness before it matures, there can be no assurance that we will be able to refinance any maturing indebtedness, that such refinancing will be on terms as favorable to us as the terms of the maturing indebtedness or, if the indebtedness cannot be refinanced, that we will be able to otherwise obtain funds by selling assets or raising equity to make required payments on our maturing indebtedness. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. If we are unable to refinance our indebtedness at or before maturity or otherwise meet our payment obligations, our business and financial condition will be negatively impacted, and we may be in default under our indebtedness. Any default under our Credit Facilities would permit lenders to foreclose on our assets, which may also result in the acceleration of that indebtedness.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources.”
Failure to maintain satisfactory credit ratings could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.
We expect that credit rating agencies will routinely evaluate us, and their ratings of our long-term and short-term debt will be based on a number of factors. Our credit ratings may be lower than those of Select. Once a credit rating is obtained, any downgrade of that rating by a credit rating agency, whether as a result of our actions or factors which are beyond our control, could increase the cost of borrowing under any indebtedness we may incur, reduce market capacity for our commercial paper or require the posting of additional collateral. We cannot assure you that we will be able to maintain satisfactory credit ratings once established, and any actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could adversely affect our liquidity, capital position, borrowing costs or access to capital markets.
Risks Related to the Separation and the Distribution
We have no recent history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.
Since 2015, we have operated as part of Select. The financial information included in this prospectus has been prepared from Select’s historical accounting records and is derived from the consolidated financial statements of Select to present Concentra as if it had been operating on a standalone basis. Accordingly, this information may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future, primarily because of the following factors:
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Prior to the Separation, our business has been operated by Select as part of its broader corporate organization, rather than as a standalone company. Select or one of its affiliates performed various corporate functions for us, including finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance and other professional services.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

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Our historical and pro forma financial results reflect the direct and indirect costs for the services historically provided by Select to us. Following the completion of this offering, Select will continue to provide some of these services to us on a transitional basis pursuant to the Transition Services Agreement. See “Certain Relationships and Related Person Transactions — Agreements to be Entered into in Connection with the Separation-Transition Services Agreement.” Our historical financial information does not reflect our obligations under the various transitional agreements we will enter into with Select in connection with the Separation. At the end of the transitional periods specified in these agreements, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may significantly exceed the comparable expenses we have incurred in the past.

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Our working capital requirements and capital expenditures have historically been satisfied as part of Select’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may differ significantly from the historical amounts reflected in our historical financial statements.

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Currently, our business is under common ownership with the other businesses of Select, and we benefit from Select’s size and scale, including with respect to costs, employees and relationships with customers and third-party partners. Although we will enter into transitional agreements with Select in connection with the Separation, these arrangements will not fully capture the benefits that we have enjoyed as a result of being under common ownership with Select, and the costs we will incur as a standalone public company may significantly exceed comparable costs we would have incurred as part of Select.

Our unaudited pro forma consolidated financial information included in this prospectus have been presented for illustrative and informational purposes only. The unaudited pro forma consolidated financial data may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented. In addition, the unaudited pro forma consolidated financial data may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future. The unaudited pro forma consolidated financial data is based upon available information and assumptions that we believe are reasonable and supportable. Actual results, however, may vary.
For additional information about the past financial performance of our business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma consolidated financial information of our business included in this prospectus, see “Basis of Presentation,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.
We may not achieve some or all of the expected benefits of the Separation and the Separation could adversely affect our business, financial condition and results of operations.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or the benefits may be delayed or not occur at all. We expect that the Separation will improve our strategic and operational flexibility, increase the focus of our management team on our business operations, allow us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, provide us with our own equity to facilitate acquisitions and enable potential investors to invest directly in our business.
We may not achieve these and other anticipated benefits of the Separation for a variety of reasons, including:
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the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

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following the completion of this offering, we may be more susceptible to economic downturns and other adverse events than we were prior to the Separation;

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

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following the completion of this offering, our business will be less diversified than Select’s businesses prior to the Separation;

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following the completion of this offering, the cost of capital for our business may be higher than Select’s cost of capital prior to the Separation;

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following the completion of this offering, certain costs and liabilities that were otherwise less significant to Select as a whole will be more significant to us as a standalone company;

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to preserve the tax-free treatment for U.S. federal income tax purposes to Select of certain steps of the Separation and the Distribution, if pursued, our ability to pursue certain strategic transactions may be restricted; and

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other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if the benefits are delayed, our business, financial condition and results of operations could be adversely affected.
The distribution of Select’s remaining equity interest in our company may not occur.
Upon the completion of this offering, Select will own a majority of the voting power of our shares of common stock eligible to vote in the election of our directors. Select has no obligation to complete the Distribution. Whether Select proceeds with the Distribution, in whole or in part, and the timing thereof, is in Select’s sole discretion and may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and favorable opinions of Select’s U.S. tax advisors to the effect that the Distribution will be tax-free for U.S. federal income tax purposes to Select and its stockholders. Even if Select elects to pursue the Distribution, Select has the right to abandon or change the structure of the Distribution if Select determines, in its sole discretion, that the Distribution is not in the best interests of Select or its stockholders.
Furthermore, if the Distribution does not occur, and Select does not otherwise dispose of its shares of our common stock, the risks relating to Select’s control of us and the potential business conflicts of interest between Select and us will continue to be relevant to our stockholders. See “— Risks Related to Our Relationship with Select — Following the completion of this offering, Select will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”
If Select completes the Distribution in a transaction that is intended to be tax-free for U.S. federal income tax purposes, and there is later a determination that certain steps of the Separation or the Distribution are taxable because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling or any tax opinions are incorrect or for any other reason, then Select and its stockholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities through our indemnification obligations under the Tax Matters Agreement.
Select received a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation together with the Distribution, if pursued, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Distribution is conditioned on, among other things, the continuing effectiveness and validity of Select’s private letter ruling from the IRS and the receipt of favorable opinions of Select’s U.S. tax advisors. The private letter ruling relied on and the tax opinions will rely on certain facts, assumptions, representations and undertakings from us and Select regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Select and its stockholders may not be able to rely on the ruling or the opinions of tax advisors and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinions of tax advisors, the IRS could determine on audit that certain steps of the Separation or the Distribution are taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in our stock ownership or the stock ownership of Select following the completion of the Distribution.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

If certain steps of the Separation or the Distribution are determined to be taxable for U.S. federal income tax purposes, then Select or its stockholders could incur significant U.S. federal income tax liabilities and we could also incur significant liabilities under the Tax Matters Agreement. Under the Tax Matters Agreement, we will generally be required to indemnify Select against taxes incurred by Select arising from any breach of representations made by us (including those provided in connection with the private letter ruling from the IRS and opinions from tax advisors) or from certain other acts or omissions, in each case that result in certain steps of the Separation or the Distribution failing to meet the requirements under Section 355 of the Code. See “Certain Relationships and Related Person Transactions — Agreements to be Entered into in Connection with the Separation — Tax Matters Agreement.”
We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions, for a two-year period following the completion of the Distribution, if pursued, in order to avoid triggering significant tax-related liabilities.
A distribution that would otherwise qualify as a tax-free transaction, for U.S. federal income tax purposes, under Section 355 of the Code can be rendered taxable to the parent corporation and its stockholders as a result of certain post-distribution acquisitions of shares or assets of the distributed corporation. To preserve the tax-free treatment of certain steps of the Separation and the Distribution for U.S. federal income tax purposes, we will be restricted under the Tax Matters Agreement from taking certain actions that would prevent certain steps of the Separation and the Distribution from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following the completion of the Distribution, if pursued, we will be subject to specific restrictions on our ability to enter into certain acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. In addition, under the Tax Matters Agreement, we will generally be required to indemnify Select against certain tax liabilities that may result from the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements) and sales of assets outside the ordinary course of business. These restrictions may reduce our strategic and operating flexibility. See “Certain Relationships and Related Person Transactions — Agreements to be Entered into in Connection with the Separation — Tax Matters Agreement.”
We will incur significant charges in connection with the Separation and incremental costs as a standalone public company.
We expect the separation process to be complex, time-consuming and costly. We will need to establish or expand our own corporate functions, including finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance and other professional services. We will also need to make investments or hire additional employees to operate without the same access to Select’s existing operational and administrative infrastructure. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Select historically provided to us prior to the Separation. Any failure or significant downtime in our own financial, administrative or other support systems, or in the Select financial, administrative or other support systems during the transitional period during which Select provides us with support, could adversely affect our business, financial condition and results of operations, such as by preventing us from paying our suppliers and employees, executing business combinations and foreign currency transactions, or performing administrative or other services on a timely basis. Due to the scope and complexity of the underlying projects related to the Separation, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.
In particular, our day-to-day business operations, including a significant portion of the communications among our customers, suppliers and other third-party partners, rely on Information Technology Systems (“IT Systems”). Select’s IT Systems are complex and we expect the transfer of IT Systems from Select to us to be complex, time-consuming and costly. There is also a risk of data loss in the process of transferring

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

IT Systems. As a result of our reliance on IT Systems, the cost of the information technology integration and transfer and any loss of key data could have an adverse effect on our business, financial condition and results of operations.
In addition, our consolidated financial statements include the assets, liabilities, revenue and expenses that management has determined are specifically or primarily identifiable to us, as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are provided on a centralized basis by Select and its affiliates. Indirect costs have been allocated to us for the purposes of preparing our historical consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received. The value of the assets and liabilities we assume in connection with the Separation could ultimately be materially different than these attributions, which could adversely affect our business, financial condition and results of operations.
Following the completion of this offering, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Select. Also, certain of Select’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.
Because of their current or former positions with Select, certain of our executive officers and directors own equity interests in Select. Continuing ownership of shares of Select common stock and equity awards could create, or appear to create, actual or potential conflicts of interest if we and Select face decisions that could have implications for both companies following the completion of this offering. In addition, certain of Select’s current executive officers are expected to become our directors, and this could create, or appear to create, actual or potential conflicts of interest when we and Select encounter opportunities or face decisions that could have implications for both companies following the completion of this offering or in connection with the allocation of such directors’ time between us and Select. These actual or potential conflicts of interest could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, matters arising with respect to the Separation Agreement and other agreements with Select relating to the Separation or otherwise, employee retention or recruiting or our dividend policy. We expect that provisions relating to certain relationships and transactions in our amended and restated certificate of incorporation will address certain actual or potential conflicts of interest between us, on the one hand, and Select and its directors, officers or employees who are our directors, officers or employees on the other hand. By becoming our stockholder, you will be deemed to have notice of, and consented to, these provisions of our amended and restated certificate of incorporation. For example, we are expected to renounce any interest or expectancy of ours in any corporate opportunities that are presented to our directors, officers or employees who are also directors, officers or employees of Select, and such director, officer or employee will have no duty to communicate or present such corporate opportunity to us, in each case so long as such corporate opportunity was not expressly offered to such person solely in their capacity as our director or officer. Although these provisions are designed to resolve certain conflicts of interest between us and Select fairly, we cannot assure you that any conflicts of interest will be so resolved. See “Description of Capital Stock — Conflicts of Interest; Corporate Opportunities.”
Risks Related to Our Relationship with Select
Following the completion of this offering, Select will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.
Upon completion of this offering, SMC will own approximately    % of the voting power of our shares of common stock eligible to vote in the election of our directors (or approximately    % if the underwriters exercise in full their option to purchase additional shares of our common stock from us). Investors in this offering generally will not be able to affect the outcome of any matter submitted to our stockholders for approval as long as SMC or its successor-in-interest beneficially owns a majority of the total voting power of our outstanding shares of common stock. As long as SMC or its successor-in-interest

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

beneficially owns a majority of the total voting power of our outstanding shares of common stock, it will generally be able to control, whether directly or indirectly through its ability to remove and elect directors, and subject to applicable law, all matters affecting us without the approval of other stockholders, including:
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determinations with respect to our business direction and policies, including the election and removal of directors and the appointment and removal of officers;

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determinations with respect to corporate transactions, such as mergers, business combinations or dispositions of assets;

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our financing and dividend policies;

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our compensation and benefit programs and other human resources policy decisions;

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termination of, changes to or determinations under our agreements with SMC relating to the Separation;

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determinations with respect to tax matters; and

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changes to any other agreements that may adversely affect us.

If SMC does not complete the Distribution or otherwise dispose of its remaining equity interest in our company, or if SMC purchases shares of our common stock in the open market following the completion of this offering, it could remain our controlling stockholder for an extended period of time or indefinitely. Even if SMC were to beneficially own less than a majority of the total voting power of our outstanding shares of common stock, SMC may be able to influence the outcome of corporate actions requiring stockholder approval for as long as it owns a significant portion of our common stock.
SMC’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Actions that SMC takes with respect to us, as a controlling or significant stockholder, may not be favorable to us or our other stockholders.
Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements of the NYSE.
Upon completion of this offering, SMC will continue to own a majority of the total voting power of our shares of common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE, including:
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the requirement that the Board be composed of a majority of independent directors;

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the requirement that the Nominating & Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or, if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate;

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the requirement that the Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the requirement for an annual performance evaluation of the Nominating & Corporate Governance Committee and the Compensation Committee.

We may take advantage of one or more of these exemptions following the completion of this offering. As a result, although we do not currently intend to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
SMC may fail to perform under the Transition Services Agreement, or we may fail to have replacement systems and services in place when the Transition Services Agreement expires.
We expect that SMC will continue to provide us with services related to certain historically shared corporate functions pursuant to the Transition Services Agreement for a transitional period following the

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

completion of this offering. These services will cover a variety of corporate functions for terms of varying duration following the completion of this offering. We will rely on SMC to satisfy its obligations during the term of the Transition Services Agreement. Failure by SMC to perform these obligations, or any delay in or disruption to SMC’s ability to perform these obligations, could increase our costs of procuring these services, result in system or service interruptions, divert our management’s focus or otherwise adversely affect our business, financial condition and results of operations, potentially for an extended period of time. Furthermore, pursuant to the Transition Services Agreement, SMC will agree to perform the services for us in a manner consistent with the past practice of our business. As a result, our operational flexibility to implement changes with respect to these services or the amounts we pay for them will be limited, and we may not be able to implement changes in a manner desirable to us. In addition, since 2015, we have historically received informal support from SMC, which may not be addressed in the Transition Services Agreement. The level of this informal support will diminish or be eliminated following the completion of this offering.
The services that SMC will provide to us pursuant to the Transition Services Agreement are transitional in nature. We are in the process of creating our own, or engaging alternative third-party sources to provide, systems and services to replicate or replace many of the systems and services that SMC currently provides to us. However, we may not be able to successfully replicate or replace these services or obtain the services at the same or better quality, at the same or lower costs or otherwise on the same or more favorable terms and conditions from third parties. For example, implementing our own information technology framework will be a complex, time-consuming and costly process, and could make us more vulnerable to cyber-attacks, network disruptions or other information security or cyber-security incidents. Furthermore, to the extent we decide to engage one or more third parties to provide these services to us in the future, we could encounter additional risks associated with reliance on third parties. If we do not have our own systems and services, or comparable agreements with alternative third-party sources, in place when the Transition Services Agreement expires, our business, financial condition and results of operations could be adversely affected, including in the manner described in the preceding paragraph.
If Select sells a controlling equity interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your shares of our common stock and we may become subject to the control of a currently unknown third party.
Upon completion of this offering, SMC will own approximately    % of the voting power of our shares of common stock eligible to vote in the election of our directors (or approximately    % if the underwriters exercise in full their option to purchase additional shares of our common stock from us). SMC will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us.
The ability of SMC to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded following the completion of this offering, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to SMC on its private sale of shares of our common stock. In addition, if SMC privately sells its controlling equity interest in our company, we may become subject to the control of a currently unknown third party. The interests of this third party may not be the same as, or may conflict with, the interests of our other stockholders. Furthermore, if SMC sells a controlling equity interest in our company to a third party, our future indebtedness may be subject to acceleration, and our other commercial agreements and relationships, including any remaining agreements with SMC, could be impacted. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.
Potential indemnification obligations to SMC in connection with the Separation could adversely affect our business, financial condition and results of operations.
The Separation Agreement will provide for indemnification obligations (for uncapped amounts, reduced by any insurance proceeds or other third-party proceeds that the party being indemnified receives) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or following the completion of this offering. In addition, we will agree to indemnify SMC under certain additional circumstances pursuant to certain other agreements we will enter

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

into with Select in connection with the Separation. If we are required to indemnify SMC under the circumstances set forth in these agreements, we may be subject to substantial liabilities, which could adversely affect our business, financial condition and results of operations.
In connection with the Separation, SMC will indemnify us for certain liabilities. However, we cannot assure you that the indemnity will be sufficient to insure us against the full amount of such liabilities or that Select’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the Separation Agreement and certain other agreements we will enter into with SMC in connection with the Separation, SMC will agree to indemnify us for certain liabilities. However, third parties could also seek to hold us responsible for any of the liabilities that SMC has agreed to retain and we cannot assure you that the indemnity from SMC will be sufficient to protect us against the full amount of such liabilities, or that SMC will be able to fully satisfy its indemnification obligations. In addition, pursuant to the Separation Agreement, SMC’s self-funded insurance policies will not be available to us, and SMC’s third-party insurance policies may not be available to us, for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event SMC’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from SMC or its insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.
Although under the Tax Matters Agreement the amount of our tax sharing payments to SMC following the completion of this offering will generally be determined based upon the amount of tax attributable to Concentra for periods prior to the date of the Distribution, if pursued, we nevertheless will have joint and several liability with Select for the consolidated U.S. federal income taxes of the Select consolidated group.
We will be included in the U.S. federal consolidated group income tax return, and certain other combined or similar group tax returns, with Select through the date of the Distribution, if pursued. Under the Tax Matters Agreement, Select will generally make all necessary tax payments to the relevant tax authorities with respect to Select group tax returns, and we will make tax sharing payments to Select, the amount of which will generally be determined based upon the amount of tax attributable to Concentra.
For taxable periods that begin on or after the day after the date of the Distribution, if pursued, we will no longer be included in any Select group tax returns and we will file tax returns that include only us or our subsidiaries, as appropriate. We will not be required to make tax sharing payments to Select for those taxable periods. Nevertheless, we have (and will continue to have following the completion of the Distribution, if pursued) joint and several liability with Select for the consolidated U.S. federal income taxes of the Select consolidated group for the taxable periods in which we were part of the Select consolidated group. See “Certain Relationships and Related Person Transactions-Agreements to be Entered into in Connection with the Separation-Tax Matters Agreement.”
We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Select and SMC.
The agreements we will enter into with Select and SMC in connection with the Separation, including the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement and the Transition Services Agreement, were prepared in the context of our separation from SMC while we were still part of SMC. Accordingly, during the period in which these agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Select. The terms of these agreements, including the fees charged for services provided under these agreements, were primarily determined by Select and SMC and, as a result, may not necessarily reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties or from arm’s-length negotiations between Select, SMC and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Risks Related to This Offering and Ownership of Our Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.
Prior to the completion of this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for shares of our common stock will develop or be sustained following the completion of this offering. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price or at all. An inactive trading market could also impair our ability to raise capital by selling shares of our common stock, our ability to attract and motivate our employees through equity incentive awards and our ability to acquire businesses, brands, assets or technologies by using shares of our common stock as consideration. Furthermore, the liquidity of the market for shares of our common stock may be constrained for as long as Select continues to own a significant portion of our common stock.
The stock price of our common stock may fluctuate significantly.
We cannot predict the prices at which shares of our common stock may trade after this offering. The price for shares of our common stock in this offering was determined by negotiations among us, Select and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price at the time that you would like to sell.
The market price of shares of our common stock may be highly volatile and fluctuate significantly due to a number of factors, some of which may be beyond our control, including:
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our quarterly or annual earnings or those of our competitors;

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variations in our quarterly dividends, if any, to stockholders;

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actual or anticipated fluctuations in our operating results or those of our competitors;

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publication of research reports about us, our competitors or our industry, changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance or lack of research reports by industry analysts or ceasing of analyst coverage;

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additions or departures of key management personnel;

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strategic actions or announcements by us or our competitors;

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adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

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changes in accounting standards, policies, guidelines, interpretations or principles;

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changes to the regulatory and legal environment in which we operate;

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litigation or governmental investigations initiated against us;

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reputational issues, including reputational issues involving our competitors and their products, Select and our third-party partners;

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actions by institutional stockholders;

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any ineffectiveness of our internal controls;

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whether, when and in what manner Select completes the Distribution, and other announcements made or actions taken by Select, whether in respect of the Distribution or otherwise;

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overall market fluctuations and domestic and worldwide economic and political conditions; and

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other factors described in this “Risk Factors” section and elsewhere in this prospectus.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. If any of the forgoing events occur, it could cause our stock price to fall and may

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

expose us to lawsuits, including securities class action litigation, that, even if unsuccessful, could result in substantial costs and divert our management’s attention and resources. You should consider an investment in shares of our common stock to be risky, and you should invest in shares of our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment.
The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.
In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
The Distribution, if pursued, future sales by Select or other holders of shares of our common stock, or the perception that the Distribution or such sales may occur, including following the expiration of the lock-up period, could cause the price of our common stock to decline.
Upon completion of this offering, Select will own approximately    % of the voting power of our shares of common stock eligible to vote in the election of our directors (or approximately    % if the underwriters exercise in full their option to purchase additional shares of our common stock from us). These shares will be “restricted securities” as that term is defined in Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”). Subject to contractual restrictions, including the lock-up agreements described in the paragraph below, Select will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. We are unable to predict with certainty whether or when Select will complete the Distribution or otherwise sell a substantial number of shares of our common stock. The distribution or sale by Select of a substantial number of shares of our common stock following the completion of this offering, or a perception that such a distribution or sale could occur, could significantly reduce the prevailing market price of shares of our common stock. Upon completion of this offering, except as otherwise described in this prospectus, all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, assuming they are not held by our affiliates.
In connection with this offering, we, our executive officers, our directors and Select have agreed with the underwriters that, except with the prior written consent of each of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC may, in their sole discretion

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. When the lock-up period expires, we and our stockholders subject to lock-up agreements will be able to sell shares of our common stock in the public market. Sales of a substantial number of shares of our common stock upon expiration of the lock-up agreements, the perception that these sales may occur or early release of these lock-up agreements could cause the market price of shares of our common stock to decline or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.
If we are unable to implement and maintain effective internal control over financial reporting in the future, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected.
As a standalone public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in our internal control. In addition, beginning with our second annual report on Form 10-K, we expect that we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.
The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is complex, time-consuming and costly. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected. We could also become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.
The obligations associated with being a standalone public company will require significant resources and management attention.
Following the effectiveness of the registration statement of which this prospectus is a part, we will be directly subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC and the NYSE. As a standalone public company, we will be required to:
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prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

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have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;

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maintain an internal audit function;

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institute our own financial reporting and disclosure compliance functions;

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establish an investor relations function; and

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establish internal policies, including those relating to trading in our securities and disclosure controls and procedures.

These reporting and other obligations will place significant demands on our management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that we did not incur prior to the Separation, which could adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

You will experience immediate and substantial dilution following the completion of this offering, and your percentage ownership in us may be further diluted in the future.
The initial public offering price per share of our common stock will be substantially higher than our pro forma net tangible book value (deficit) per share of our common stock upon completion of this offering. As a result, you will pay a price per share of our common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. Assuming an initial public offering price of $     per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, you will incur immediate and substantial dilution in pro forma net tangible book value (deficit) in an amount of $     per share of our common stock.
In the future, your percentage ownership in us may be further diluted if we issue additional shares of our common stock or convertible debt securities in connection with acquisitions, capital market transactions or other corporate purposes, including equity awards that we may grant to our directors, officers and employees. In connection with this offering, we intend to file a registration statement on Form S-8 to register the shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan. It is anticipated that the Compensation Committee will grant additional equity awards to our employees and directors following the completion of this offering, from time to time, under our proposed equity incentive plan. We cannot predict with certainty the size of future issuances of shares of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of shares of our common stock. Any such issuance could result in substantial dilution to our existing stockholders.
We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.
We are a holding company with limited direct business operations, including conducting certain operational activities in anticipation of the planned separation of Concentra. Our subsidiaries own substantially all of our assets and conduct substantially all of our operations. Dividends from our subsidiaries and permitted payments to us under arrangements with our subsidiaries are our principal sources of cash to meet our obligations. These obligations include cost of services and interest and principal on current and any future borrowings. Our subsidiaries may not be able to, or may not be permitted to, pay dividends or make distributions to enable us to meet our obligations. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of our obligations, or if a subsidiary is unable to pay future dividends or distributions to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets or the issuance of equity. Our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay future dividends and distributions to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.
We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.
Following the completion of this offering, our Board may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, operating results, projections, available cash and current and anticipated cash needs, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed herein). The declaration and amount of any future dividends is subject to the discretion of our Board and we have no obligation to pay any dividends at any time. We have

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

not adopted a written dividend policy. Furthermore, we are a holding company with limited direct operations, including conducting certain operational activities in anticipation of the planned separation of Concentra. As a result, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. We cannot assure you that we will pay our anticipated dividend in the same amount or frequency, or at all, in the future. See “Dividend Policy.”
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could be adversely affected, resulting in a decrease in the market price of shares of our common stock.
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations could be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of shares of our common stock.
Certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
We expect that our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include (1) the ability of our directors, and not stockholders, to fill vacancies on the Board (including those resulting from an enlargement of the Board), (2) restrictions on the ability of our stockholders to call a special meeting, (3) restrictions on the ability of our stockholders to act by written consent, (4) rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings, (5) authority of the Board to issue preferred stock without stockholder vote or action and (6) a classified Board.
In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, subject to certain exceptions. See “Description of Capital Stock-Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws-Delaware Anti-Takeover Statute.”
Select and its affiliates have been approved by the Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore will not be subject to Section 203 of the DGCL. So long as Select beneficially owns a majority of the total voting power of our outstanding capital stock, and therefore has the ability to direct the election of all the members of the Board, directors designated by Select to serve on the Board would have the ability to pre-approve other parties, including potential transferees of Select’s shares of our common stock, so that Section 203 of the DGCL would not apply to such other parties.
We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some of our stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Our amended and restated certificate of incorporation will provide that certain courts within the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for the resolution of certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors, officers, employees and stockholders.
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware (or, if such court does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware, (4) any action asserting a claim governed by the internal affairs doctrine or (5) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation or our amended and restated bylaws.
These exclusive forum provisions will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware and may limit the ability of a stockholder to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or stockholders, which may discourage such lawsuits with respect to such claims. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could divert our management’s attention and otherwise adversely affect our business, financial condition and results of operations.
General Risk Factors
Public health threats such as a global pandemic, or widespread outbreak of infectious disease, similar to the COVID-19 pandemic, may create uncertainties about our future operating results and financial conditions.
Public health threats, such as the ongoing effects of COVID-19 or any other pandemic, may have an impact on our business, financial condition, results of operations and cash flows. Prolonged volatility or significant disruption of global financial markets due in part to a public health threat could have a negative impact on our business and overall financial position. Other factors and uncertainties include, but are not limited to, increased operational costs associated with operating during and after a pandemic; evolving macroeconomic factors, including general economic uncertainty, increased labor costs, and recessionary pressures; capital and other resources needed to respond to a pandemic; along with the severity and duration of a pandemic. These risks and their impacts are difficult to predict and could continue to otherwise disrupt and adversely affect our operations and our financial performance.
In addition, to the extent the COVID-19 pandemic, or any other global health crisis, epidemic or pandemic, adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Our business operations could be significantly disrupted if we lose key members of our management team.
Our success depends to a significant degree upon the continued contributions of our senior officers and other key employees, and our ability to retain and motivate these individuals. We currently have employment agreements and/or non-competition agreements in place with all executive officers and others on our management team. We do not maintain any key life insurance policies for any of our employees. The

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

loss of the services of certain of these individuals could disrupt significant aspects of our business, could prevent us from successfully executing our business strategy, and could have a material adverse effect on our results of operations.
Our business depends on our ability to attract and retain talented, highly skilled employees and a diverse workforce, and on the succession of our senior management.
Our business depends on our ability to attract and retain talented employees representing diverse backgrounds, experiences, and skill sets. The market for highly skilled personnel and leaders in our industry is extremely competitive, and our ability to compete depends on our ability to hire, develop, and motivate highly skilled personnel and leaders in all areas of our business. Maintaining our brands and our reputation, and a diverse, equitable and inclusive work environment, enables us to attract top talent. If we are less successful in our hiring efforts, or, if we cannot retain highly skilled workers and key leaders, then our ability to develop, market and sell successful products could be adversely affected. Furthermore, our ability to attract and retain talent has been, and may continue to be, impacted to varying degrees by challenges in the labor market that have been prevalent in recent years and may emerge from time to time, such as wage inflation, labor shortages, changes in immigration laws, and government policies and a shift toward remote work and other flexible work arrangements.
In connection with the Separation, we will need to hire and integrate a significant number of employees to enable us to continue to operate without the same access to Select’s existing operational and administrative infrastructure. Furthermore, the Separation could result in new and increased demands on our management team and other employees. Current or prospective employees could also experience uncertainty about their future roles at our company as a result of the Separation or other strategic, organizational or operational changes in the future. As a result, we may lose key personnel or we may be unable to attract, integrate, retain or motivate qualified individuals, or the costs associated with attracting, integrating, retaining or motivating personnel may increase. Any impact on our ability to operate our business with employees possessing the appropriate expertise could adversely affect our business, financial condition and results of operations.
Effective succession planning is also important to our long-term success. Any unsuccessful implementation of our succession plans or failure to ensure effective transfer of knowledge and smooth transitions involving key employees could adversely affect our business, financial condition and results of operations.
Climate change, or legal, regulatory or market measures to address climate change, could adversely affect our business, financial condition and results of operations.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, which could have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters, could adversely affect our business, financial condition and results of operations. Natural disasters and extreme weather conditions, such as hurricanes, tornados, earthquakes, wildfires, or flooding incidents, pose physical risks to our facilities and have in the past, and could in the future, disrupt our business, financial condition and results of operations. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs. Concern over climate change may also result in new laws or regulations designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment.
Increasing scrutiny and rapidly evolving expectations from stakeholders regarding ESG matters could adversely affect our business, financial condition and results of operations.
Increasing scrutiny and rapidly evolving expectations, including by governmental and non-governmental organizations, consumer advocacy groups, third-party interest groups, investors, consumers, customers, employees and other stakeholders, regarding ESG practices and performance, particularly as they relate to the environment, sustainability, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, could adversely affect our business, financial condition and results of operations. The standards for tracking and reporting on ESG matters are relatively new, have not

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

been harmonized and continue to evolve. Legislators and regulators have imposed, and likely will continue to impose, ESG-related legislation, rules, and guidance, which may conflict with one another, create new disclosure obligations, result in additional compliance costs, or expose us to new or additional risks. In addition, customers and other stakeholders have encouraged or insisted on, and likely will continue to encourage or insist on in the future, the adoption of various ESG practices that may conflict with one another and may exceed the requirements of applicable laws or regulations. Furthermore, certain organizations that provide information to investors have developed ratings for evaluating companies on their approach to various ESG matters. Implementing any necessary enhancements to our global processes and controls to reflect the increased scrutiny and rapidly evolving expectations regarding ESG matters may be complex, time-consuming, and costly.
We expect that stakeholders will compare our ESG goals and commitments against those of our competitors. Our competitors could have more robust ESG goals and commitments or be more successful at implementing their ESG goals and commitments than us, which could adversely affect our reputation. Our competitors could also decide not to establish ESG goals and commitments at a scope or scale that is comparable to our ESG goals and commitments, which could result in our competitors having lower supply chains or operating costs.
Our reputation may be affected by our perceived ESG credentials and our ability to meet our ESG goals. Despite our efforts, any actual or perceived failure to achieve our ESG goals or the perception (whether or not valid) that we have failed to act responsibly with respect to ESG matters, comply with ESG laws or regulations or meet societal, investor and consumer ESG expectations could result in negative publicity and reputational damage, lead consumers or customers to purchase competing products or investors to choose not to invest in our company or cause dissatisfaction among our employees or other stakeholders, which could adversely affect our business, financial condition and results of operations.
Changes in tax laws or exposures to additional tax liabilities could adversely affect our business, financial condition and results of operations.
Changes in tax laws or regulations in jurisdictions in which we operate, including changing laws in the United States, could negatively impact our effective tax rate and adversely affect our business, financial position and results of operations. A change in statutory tax rate would result in the revaluation of our deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. Any such change would result in an expense or benefit recorded to our consolidated statement of earnings. We closely monitor these proposals as they arise in the jurisdictions where we operate. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted. For additional information, see Note 16, “Income Taxes,” to our audited consolidated financial statements included elsewhere in this prospectus.
We conduct business and file tax returns in numerous jurisdictions and are subject to regular reviews, examinations and audits by many tax authorities around the world. These reviews, examinations and audits can cover periods for several years prior to the date the review, examination or audit is undertaken and could result in the imposition of material tax liabilities, including interest and penalties, if our positions are not accepted by the applicable tax authority. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other jurisdictions. We regularly assess the likely outcomes of our tax audits and disputes to determine the appropriateness of our tax reserves. However, any tax authority could take a position on tax treatment that is contrary to our expectations, which could result in tax liabilities, including interest and penalties, in excess of reserves.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect management’s assumptions, views, plans, objectives and projections about the future. Forward-looking statements may be identified by the use of words such as “plans,” “expects,” “will,” “anticipates,” “estimates” and other words of similar meaning in conjunction with, among other things: discussions of future operations; expected operating results and financial performance; impact of planned acquisitions and dispositions; our strategy for growth; product development activities; regulatory approvals; market position; market size and opportunity; expenditures; and the effects of the Separation and the Distribution, if pursued, on our business.
Because forward-looking statements are based on current beliefs, expectations and assumptions regarding future events, they are subject to risks, uncertainties and changes that are difficult to predict and many of which are outside of our control. You should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, our actual results and financial condition could vary materially from expectations and projections expressed or implied in our forward-looking statements. You are therefore cautioned not to rely on these forward-looking statements. Risks and uncertainties include:
•
The frequency of work-related injuries and illnesses;

•
The adverse changes to our relationships with employer customers, third-party payors, workers’ compensation provider networks or employer services networks;

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Changes to regulations, new interpretations of existing regulations, or violations of regulations;

•
Cost containment initiatives or state fee schedule changes undertaken by state workers’ compensation boards or commissions and other third-party payors;

•
Our ability to realize reimbursement increases at rates sufficient to keep pace with the inflation of our costs;

•
Labor shortages, increased employee turnover or costs, and union activity could significantly increase our operating costs;

•
Our ability to compete effectively with other occupational health centers, onsite health clinics at employer worksites, and healthcare providers;

•
A security breach of our, or our third-party vendors’, information technology systems which may cause a violation of HIPAA and subject us to potential legal and reputational harm;

•
Negative publicity which can result in increased governmental and regulatory scrutiny and possibly adverse regulatory changes;

•
Significant legal actions could subject us to substantial uninsured liabilities;

•
Litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our business and financial statements;

•
Insurance coverage may not be sufficient to cover losses we may incur;

•
Acquisitions may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities;

•
Our exposure to additional risk due to our reliance on third parties in many aspects of our business;

•
Compliance with applicable laws regarding the corporate practice of medicine and therapy and fee-splitting;

•
Our facilities are subject to extensive federal and state laws and regulations relating to the privacy of individually identifiable information;

•
Compliance with applicable data interoperability and information blocking rule;

•
Facility licensure requirements in some states are costly and time-consuming, limiting or delaying our operations;

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

•
Our ability to adequately protect and enforce our intellectual property and other proprietary rights;

•
Adverse economic conditions in the U.S. or globally;

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Any negative impact on the global economy and capital markets resulting from other geopolitical tensions;

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The impact of impairment of our goodwill and other intangible assets;

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Our ability to maintain satisfactory credit ratings;

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The effects of the Separation and the Distribution, if pursued, on our business;

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Our ability to achieve the expected benefits of and successfully execute the Separation, the Distribution and related transactions;

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Our status as a controlled company, and the possibility that SMC’s interests or those of certain of our executive officers and directors may conflict with our interests and the interests of our other stockholders;

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Restrictions on our business, potential tax and indemnification liabilities and substantial charges in connection with the Separation, the Distribution and related transactions;

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The negative impact of public threats such as a global pandemic or widespread outbreak of an infectious disease similar to the COVID-19 pandemic;

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The loss of key members of our management team;

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Our ability to attract and retain talented, highly skilled employees and a diverse workforce, and on the succession of our senior management;

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Climate change, or legal, regulatory or market measures to address climate change;

•
Increasing scrutiny and rapidly evolving expectations from stakeholders regarding ESG matters; and

•
Changes in tax laws or exposures to additional tax liabilities.

You should also carefully read the risk factors described in the section of this prospectus entitled “Risk Factors” for a description of certain risks that could, among other things, cause our actual results to differ materially from those expressed or implied in our forward-looking statements. You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. We do not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market share, market opportunity and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources and management estimates, which we believe to be reliable and based on reasonable assumptions.
We have not commissioned any of the industry publications or other reports generated by third-party providers that we refer to in this prospectus. Certain information in this prospectus is derived from such third-party sources, other publicly available information, our knowledge of our industry, internal company research, surveys, information from our customers and third-party partners, trade and business organizations and other contacts in the markets in which we operate and assumptions based on this information and knowledge. Additionally, certain claim studies conducted by Concentra are based on approximately 500,000 closed claims evaluated between 2020 to 2023 for a select number of Concentra customers, including employers and a workers’ compensation insurance carrier. Of the approximately 500,000 closed claims evaluated between 2020 and 2023, non-Concentra health centers account for approximately 412,000 claims and given this large sample size, we believe that the claim studies for non-Concentra heath centers are representative of industry data. The sample of claims includes workers’ compensation injuries from all states and jurisdictions in which the customers do business and was obtained via the customer’s claims/risk management information system. With this data, we compared the total claims cost and case duration of injuries that were treated through Concentra’s network versus all other non-Concentra health centers and the results demonstrate our performance in reducing claims costs and lowering case duration. Additionally, certain benchmarking statistics are based on results from workers’ compensation claim surveys of a select group of customers from 2020 to 2023 that aggregated approximately 500,000 customer claims. See “Company Overview” and “Our Competitive Strengths — High-Quality Care and Clinical Outcomes” under “Summary” and “Business”.
Data regarding our industry and our market position and market share within our industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate market size, market position and market share within our industry. In addition, assumptions and estimates of our and our industry’s future performance involve risks and uncertainties and are subject to change based on various factors, including those described in the section of this prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and us. See “Cautionary Note Regarding Forward-Looking Statements.”

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $     million      (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of our common stock from us) based on an assumed initial public offering price of $     per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering:
•
to repay $       million of the intercompany note held by SMC; and

•
to repay $       million of the principal amount of a promissory note issued to SMC as a dividend in connection with the Debt Financing.

We will not use any of the net proceeds of this offering towards business operations and development.
The intercompany note described in the first bullet above bears interest at a rate of Term Secured Overnight Financing Rate (“Term SOFR”) plus 3% and matures on the date at which SMC or its affiliates no longer have an interest in Concentra. Concentra is able to make repayments on the revolving promissory note at its discretion.
The indebtedness described in the second bullet above was issued to SMC as a dividend in connection with the Debt Financing. See “Certain Relationships and Related Person Transactions — Historical Relationship with Select — Dividend to SMC and Promissory Note.” The promissory note will bear interest at a rate equal to the short-term Applicable Federal Rate published by the IRS for the month in which the note is issued and matures upon the closing of this offering or, if later, upon the receipt of any proceeds we may receive in respect of the underwriters’ exercise of their option to purchase additional shares pursuant to the underwriting agreement following such date. The dividend will be declared to facilitate the return of capital from us to SMC.
The foregoing represents our current intentions with respect to the allocation and use of the net proceeds of this offering. Pursuant to the Separation Agreement, Select will have the sole and absolute discretion to determine the terms of, and whether to proceed with, this offering. See “Certain Relationships and Related Person Transactions — Agreements to be Entered into in Connection with the Separation — Separation Agreement — The Initial Public Offering.” A change in Select’s present plans or the occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.
Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, each $1.00 increase (decrease) in the assumed initial public offering price of $    per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $    , assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by $    , assuming the initial public offering price of $    per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. However, we do not anticipate that any such increase or decrease would impact the amount of cash or cash equivalents that we will retain following our payment to Select of consideration in connection with the Separation. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY
We intend to recommend to our Board that we regularly return capital to our stockholders in the future through a dividend framework that will be communicated to stockholders in the future. Following the completion of this offering, our Board may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, operating results, projections, available cash and current and anticipated cash needs, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (to be included below). The payment of any future dividends to our stockholders will be at the discretion of our Board, which will be constituted upon completion of this offering and will be comprised of a majority of independent directors.
We will update the disclosure on the restrictions of the agreements governing our indebtedness in a subsequent amendment to the registration statement of which this prospectus is a part once the terms of these financing arrangements are reasonably known.
We cannot assure you that we will pay our anticipated dividend in the same amount or frequency, or at all, in the future. You should not purchase shares of our common stock with the expectation of receiving cash dividends. See “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends” and “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.” We have not adopted a separate written dividend policy.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION
The following table sets forth our cash and capitalization as of March 31, 2024:
•
on an actual basis as derived from our historical audited consolidated financial statements included elsewhere in this prospectus; and

•
on a pro forma basis, giving effect to (1) the declaration of a $      million dividend in connection with the Debt Financing payable to SMC in the form of a promissory note (see “Certain Relationships and Related Party Transactions — Historical Relationship with Select — Dividend to SMC and Long-Term Debt with Related Party”), (2) the Separation and related transactions as described in the section of this prospectus entitled “The Separation and Distribution Transactions — The Separation,” and (3) the incurrence of indebtedness in an aggregate principal amount equal to approximately $1,500.0 million pursuant to the Debt Financing Transactions and the application of the net proceeds from the Debt Financing Transactions as described in the section of this prospectus entitled “Description of Certain Indebtedness”; and

•
on a pro forma as adjusted basis to give effect to the sale by us of      shares of our common stock in this offering and the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds,” based on an assumed initial public offering price of $     per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The cash and capitalization information in the following table may not necessarily reflect what our cash and capitalization would have been had we been operating as a standalone company as of March 31, 2024. In addition, the cash and capitalization information in the following table may not necessarily reflect what our cash and capitalization may be in the future.
The pro forma information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
The following table should be read in conjunction with the sections of this prospectus entitled “Summary Historical and Unaudited Pro Forma Consolidated Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our historical audited consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

	As of March 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(Dollars and share amounts in thousands)
Cash	$49,552	$	$
Debt:
New Credit Facilities	—
Long-term debt with Related Party	470,000
Other Debt	9,833
Total debt	$479,833
Stockholders’ Equity:
Common stock – par value $0.01 per share (447,081 authorized shares; 447,081 issued shares, actual) ( authorized shares; issued shares, pro forma)	4,471
Additional paid-in capital	458,941
Retained earnings	732,348
Total stockholder’s equity	1,195,760
Non-controlling interests	5,267
Total equity	1,201,027
Total capitalization	$1,201,027	$	$

(1)
Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, each $1.00 increase (decrease) in the assumed initial public offering price of $    per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $    , assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by $    , assuming the initial public offering price of $    per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. However, we do not anticipate that any such increase or decrease would impact the amount of cash or cash equivalents that we will retain following our payment to Select of consideration in connection with the Separation. See “Use of Proceeds.”

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

DILUTION
Our historical net tangible book value (deficit) as of March 31, 2024 was approximately $      million. We do not present historical net tangible book value (deficit) per share because it is not meaningful.
If you invest in shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock after giving effect to the declaration of a $      million dividend in connection with the Debt Financing payable to SMC in the form of a promissory note (see “Certain Relationships and Related Person Transactions — Historical Relationship with Select — Dividend to SMC and Promissory Note”), the Separation, the Debt Financing Transactions and this offering. Pro forma net tangible book value (deficit) per share of our common stock represents:
•
pro forma total assets less goodwill and other intangible assets after giving effect to the Separation;

•
reduced by our pro forma total liabilities after giving effect to the Debt Financing Transactions; and

•
divided by the number of shares of our common stock outstanding after giving effect to the Separation.

As of            , after giving effect to the Separation, the Debt Financing Transactions and this offering, our pro forma net tangible book value (deficit) was approximately $      , or $      per share of our common stock based on      shares of our common stock outstanding immediately prior to the completion of this offering. This represents an immediate dilution of $      per share of our common stock to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share of our common stock, assuming an initial public offering price of $      per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:
Assumed initial public offering price per share of our common stock	$
Historical net tangible book value (deficit) per share as of March 31, 2024		$
Pro forma net tangible book value (deficit) per share of our common stock after giving effect to the Separation and the Debt Financing Transactions
Increase (decrease) in pro forma net tangible book value (deficit) per share of our common stock attributable to new investors purchasing shares of our common stock in this offering
Pro forma net tangible book value (deficit) per share of our common stock after giving effect to the Separation, the Debt Financing Transactions and this offering
Dilution in pro forma net tangible book value (deficit) per share of our common stock to new investors purchasing shares of our common stock in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, would not impact the pro forma net tangible book value (deficit) or the pro forma net tangible book value (deficit) per share of our common stock, but it would increase (decrease) dilution in pro forma net tangible book value (deficit) per share of our common stock to new investors purchasing shares of our common stock in this offering by $1.00. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
If the underwriters exercise in full their option to purchase additional shares of our common stock from us, the pro forma net tangible book value (deficit) per share of our common stock would be $      , and the dilution in pro forma net tangible book value (deficit) per share of our common stock to new investors purchasing shares of our common stock in this offering would be $      .
The following table summarizes, on a pro forma as-adjusted basis as of   , after giving effect to this offering, the difference between our existing stockholder and new investors purchasing shares of our

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid to us for these shares or to be paid to us for these shares, and the average price per share of our common stock paid by our existing stockholder or to be paid by new investors purchasing shares of our common stock in this offering, at the assumed initial public offering price of $      per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Dollars (in Millions)	Percent
Existing stockholders(1)		%	$	%	$
New investors
Total		100.0%	$	100.0%	$

(1)
Total consideration represents the pro forma book value of the net assets being transferred to us by Select in connection with the Separation.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately $      , or the percent of total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately    %, assuming the number of shares of our common stock offered by us in this offering as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately $      , or the percent of total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately   %, assuming the initial public offering price of $      per   share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
The above discussion and tables are based on an assumed number of shares of our common stock outstanding upon completion of this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

THE SEPARATION AND DISTRIBUTION TRANSACTIONS
The Separation
On January 3, 2024, Select, our parent company, announced its intention to spin-off Concentra from its business. Prior to the completion of this offering, we will enter into the Separation Agreement with SMC. We will also enter into various other agreements with SMC that, together with the Separation Agreement, provide for certain transactions to effect the separation of our business from SMC.
The agreements we will enter into with SMC in connection with the Separation, which will provide a framework for our relationship with SMC following the Separation, include the following:
•
Separation Agreement — Prior to the completion of this offering, we and SMC will enter into a Separation Agreement. The Separation Agreement will contain key provisions relating to our separation from SMC, this offering and the Distribution or other disposition of the shares of our common stock owned by SMC following the completion of this offering. In connection with the Separation, we will also enter into various other agreements with SMC that, together with the Separation Agreement, will result in the separation of our business from SMC.

•
Tax Matters Agreement — We and Select will enter into a tax matters agreement that will govern our and Select’s respective rights, responsibilities and obligations with respect to all tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and Distribution, if pursued), tax attributes, tax returns (including our inclusion in the U.S. federal consolidated group tax return, and certain other combined or similar group tax returns, with Select through the date of the Distribution, if pursued, and our continuing joint and several liability with SMC for such tax returns), and tax contests.

•
Employee Matters Agreement — We and SMC will enter into an employee matters agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the Separation.

•
Transition Services Agreement — We and SMC will enter into a transition services agreement, pursuant to which SMC will provide to us certain services following the completion of this offering.

See “Certain Relationships and Related Person Transactions — Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of the agreements described above.
All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from SMC. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors — Risks Related to Our Relationship with Select — We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with SMC.”
We believe, and SMC has advised us that it believes, that the Separation, this offering and the Distribution, if pursued, will provide a number of benefits to our business. These intended benefits include:
•
providing the executive leadership and board of each stand-alone company the opportunity to focus solely on its respective business;

•
providing each company with a unique and more efficiently valued equity currency to fund acquisitions and other capital needs; and

•
providing each company with a more effective tool for employee compensation.

However, we cannot assure you that we will be able to achieve these and other anticipated benefits of the Separation, and the benefits of the Separation may be delayed or not occur at all. See “Risk Factors — Risks Related to the Separation and the Distribution — We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations or financial condition.” Furthermore, some of our executive officers and directors own equity

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

interests in Select because of their current or former positions with Select, and certain of Select’s current executive officers are expected to become our directors, each of which could create, or appear to create, actual or potential conflicts of interests following the completion of this offering. “Risk Factors — Risks Related to the Separation and the Distribution — Following the completion of this offering, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Select. Also, certain of Select’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.”
Debt Financing Transactions
In connection with this offering, we intend to enter into certain financing arrangements which included the Credit Facilities. We refer to these transactions, as further described in the section of this prospectus entitled “Description of Certain Indebtedness,” collectively as the “Debt Financing Transactions.” We intend to pay SMC all of the net proceeds that we received from the Debt Financing Transactions, in the form of a dividend prior to this offering. See “Description of Certain Indebtedness.”
The Distribution
Select has informed us that, following the completion of this offering, it intends to make a distribution, which is intended to be tax-free for U.S. federal income tax purposes, to its stockholders of all of its remaining equity interest in us. We refer to these distributions collectively as the “Distribution.”
Select has agreed not to effect the Distribution for a period of 180 days after the date of this prospectus without the prior written consent of each of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC. See “Underwriting.”
On February 27, 2024 Select received a private letter ruling from the IRS to the effect that the Distribution will be tax-free for U.S. federal income tax purposes to Select and its stockholders. The conditions to the Distribution may not be satisfied, Select may decide not to consummate the Distribution even if the conditions are satisfied or Select may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied.
While, as of the date of this prospectus, Select intends to effect the Distribution, Select has no obligation to pursue or consummate any further dispositions of its equity interest in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and favorable opinions of Select’s U.S. tax advisors to the effect that the Distribution will be tax-free for U.S. federal income tax purposes to Select and its stockholders, the approval of the Distribution by Select’s Board of Directors, the completion of this offering, the execution of the Separation Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement and the execution of the Underwriting Agreement. The effectiveness of the registration statement of which this prospectus forms a part is a condition to effecting the Distribution, however, each of the conditions of the Distribution may be waived by Select.
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE, and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the transition periods specified in the rules of the NYSE. See “Management — Controlled Company Exemption.”

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated financial information give effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X, as amended. The Separation and related transactions are described in the section of this prospectus entitled “The Separation and Distribution Transactions — The Separation.”
The unaudited pro forma consolidated financial information has been derived from our historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2024, our historical audited consolidated statement of operations for the year ended December 31, 2023, and our historical unaudited condensed consolidated balance sheet at March 31, 2024. The pro forma adjustments to the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2024, and for the year ended December 31, 2023, assume that the Separation and related transactions occurred as of January 1, 2023. The unaudited pro forma consolidated balance sheet gives effect to the Separation and related transactions as if they had occurred on March 31, 2024, our latest balance sheet date.
The unaudited pro forma consolidated financial information has been prepared to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations as if we were a separate standalone entity. In addition, management’s adjustments, presented in the accompanying notes to the unaudited pro forma consolidated financial information, provide supplemental information to understand the synergies and dis-synergies that are expected to result from the Separation, primarily comprising incremental costs that we expect to incur as a standalone company.
Transaction accounting adjustments include the following:
•
differences between our historical consolidated balance sheet prepared on a carve-out basis and assets and liabilities expected to be contributed by Select to us;

•
the effect of our anticipated post-Separation capital structure, including (1) the incurrence of indebtedness in an aggregate principal amount equal to approximately $1,500.0 million pursuant to the Debt Financing Transactions and the application of the net proceeds from the Debt Financing Transactions as described in the section of this prospectus entitled “Description of Certain Indebtedness” and (2) the sale by us of shares of our common stock in this offering and the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds,” based on an assumed initial public offering price of $ per share of our common stock, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•
the one-time expenses associated with the Separation and related transactions; and

•
other adjustments as described in the accompanying notes to the unaudited pro forma consolidated financial information.

Autonomous entity adjustments include the following:
•
the impact of the transactions contemplated by the agreements described under “Certain Relationships and Related Person Transactions — Agreements to be Entered into in Connection with the Separation”; and

•
other adjustments as described in the accompanying notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information is based upon available information and assumptions that we believe are reasonable and supportable. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only. The unaudited pro forma consolidated financial information may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, or what our financial condition, results of operations and cash flows may be in the future. In addition, the unaudited pro forma consolidated financial information has been derived from our historical consolidated financial statements, which have been prepared from Select’s historical accounting records. All of the allocations and

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

estimates in our historical consolidated financial statements are based on assumptions that management believes are reasonable. The historical consolidated financial statements may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, or what our financial condition, results of operations and cash flows may be in the future.
The unaudited pro forma consolidated financial information reported below should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements included elsewhere in this prospectus.
CONCENTRA
Unaudited Pro Forma Consolidated Statement of Operations
(in thousands, except per unit and per share)
	Year ended December 31, 2023
		Transaction Accounting Adjustments
	Historical	Financing/ Capitalization Adjustments	Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	1,838,081
Costs and expenses:
Cost of services, exclusive of depreciation and amortization	1,325,649			(b)		(e)
General and administrative, exclusive of depreciation and amortization	151,999			(b)		(e)
Depreciation and amortization	73,051
Total costs and expenses	1,550,699
Other operating income	250
Income from operations	287,632
Other income and expenses:
Equity in losses of unconsolidated subsidiaries	(526)
Interest expense on related party debt	(44,253)	44,253(a)
Interest expense	(221)	(123,118)(a)
Other expense	(2)
Income before income taxes	242,630	(78,865)
Income tax expense	57,887	(18,849)(d)		(d)		(f)
Net income	184,743	(60,016)
Less: Net income attributable to non-controlling interests	4,796
Net income attributable to the Company	$179,947	$(60,016)	$		$		$
Basic and diluted earnings per unit	$0.40
Basic and diluted weighted average unit count outstanding	447,502
Basic and diluted shares of common stock outstanding								(g)
Basic and diluted earnings per share								(g)

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CONCENTRA
Unaudited Pro Forma Condensed Consolidated Statement of Operations
(in thousands, except per share)
	Three months ended March 31, 2024
		Transaction Accounting Adjustments
	Historical	Financing/ Capitalization Adjustments	Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	467,598
Costs and expenses:
Cost of services, exclusive of depreciation and amortization	336,990			(b)		(e)
General and administrative, exclusive of depreciation and amortization	36,909			(b)		(e)
Depreciation and amortization	18,485
Total costs and expenses	392,384
Other operating income	284
Income from operations	75,498
Other income and expenses:
Interest expense on related party debt	(9,971)	9,971(a)
Interest expense	(111)	(30,779)(a)
Income before income taxes	65,416	(20,808)
Income tax expense	15,137	(7,110)(d)		(d)		(f)
Net income	50,279	(13,698)
Less: Net income attributable to non-controlling interests	1,323
Net income attributable to the Company	$48,956	$(13,698)	$		$		$
Basic and diluted earnings per share	$0.11							(g)
Basic and diluted weighted average shares outstanding	447,081							(g)

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CONCENTRA
Unaudited Pro Forma Condensed Consolidated Balance Sheet
(in thousands)
	Three months ended March 31, 2024
		Transaction Accounting Adjustments
	Historical	Financing/ Capitalization Adjustments	Separation Adjustments	Autonomous Entity Adjustments	ProForma
Assets
Current Assets:
Cash	49,552	—(a)(c)
Accounts receivable	229,686	—
Prepaid income taxes	2,146	—
Other current assets	46,155	—
Total Current Assets	327,539	—	—	—
Operating lease right-of-use assets	394,252	—
Property and equipment, net	182,780	—
Goodwill	1,233,406	—
Customer relationships	111,860	—
Identifiable intangible assets, net	107,678	—
Other assets	8,647	—
Total Assets	2,366,162	—	—	—
Liabilities and Equity
Current Liabilities:
Current operating lease liabilities	73,714	—
Current portion of long-term debt and notes payable	6,636	—
Accounts Payable	24,649	—
Due to related party	3,313	—
Accrued and other liabilities	167,317	—
Total Current Liabilities	275,629	—	—	—
Non-current operating lease liabilities	353,923	—
Long-term debt, net of current portion	3,197	1,478,175(a)
Long-term debt with related party	470,000	(470,000)(a)
Non-current deferred tax liability	21,092	—
Other non-current liabilities	23,037
Total Liabilities	1,146,878	1,008,175	—	—
Redeemable non-controlling interest	18,257	—
Common stock	4,471	—(c)
Capital in excess of par	458,941	—(c)
Retained earnings	732,348	(1,008,175)(a)
Total Stockholders’ Equity	1,195,760	(1,008,175)	—	—
Non-controlling interests	5,267
Total Equity	1,201,027	(1,008,175)	—	—
Total Liabilities and Equity	2,366,162	—	—	—
See accompanying Notes to Unaudited Pro Forma Consolidated Financial Information.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Consolidated Financial Information
The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023, and the unaudited pro forma consolidated balance sheet as of March 31, 2024 include the following adjustments:
Transaction Accounting Adjustments

(a)
Reflects approximately $1,500.0 million of borrowings expected to be incurred in connection with the Separation pursuant to the Debt Financing Transactions, offset by anticipated debt issuance costs of $21.8 million. We will pay SMC all of the net proceeds that we will receive from the Debt Financing Transactions. We currently estimate the debt will have an estimated weighted average interest rate of approximately 8%. The terms of this indebtedness have not been finalized, and the pro forma adjustments may change accordingly. We also expect to enter into a revolving credit facility of $400.0 million mainly to support our post-separation operations cash flow needs. The pro forma financial information does not give effect to this credit facility because no amount is expected to be drawn or used in connection with this offering or the Separation.

	Three Months Ended March 31, 2024	Year ended December 31, 2023
Interest expense on total debt at estimated weighted average rate of approximately 8.2%	$30,000	$120,000
Amortization of debt issuance costs	$779	$3,118
Total interest expense from debt	$30,779	$123,118
Tax effect of the total interest expense	$7,110	$18,849
A 1/8% variance in the estimated weighted average interest rate on debt would change the interest expense by approximately $1.0 million and $3.8 million for the three months ended March 31, 2024 and for the year ended December 31, 2023, respectively. For every $100 million of borrowings, interest expense would change by approximately $2.0 million and $8.0 million for the three months ended March 31, 2024 and for the year ended December 31, 2023, respectively.
(b)
These pro forma adjustments include estimates for additional charges we expect to incur between the completion of this offering and 12 months after the completion of this offering. These charges primarily relate to legal, audit and advisory fees, system implementation costs, business separation costs and other costs. These adjustments include estimated non-recurring expenses of $      . Actual charges that will be incurred could be different from these estimates and would depend on several factors, including the economic environment and strategic decisions made in areas following the Separation.

(c)
Reflects (1) the receipt of approximately $      of net proceeds associated with the sale of shares of common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the payment to Select of all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us. In addition, we estimate that we will incur a total of $      of direct offering-related costs in connection with this offering that is expected to be paid in cash, and we have reflected this amount as a reduction of the offering proceeds and as an offset against Additional paid-in capital.

(d)
Reflects the tax effects of the transaction accounting adjustments at the applicable income tax rates.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Autonomous Entity Adjustments

(e)
Reflects the effects of agreements we and Select will enter into in connection with the Separation. Included in the pro forma consolidated statement of operations for the three months ended March 31, 2024 are adjustments to Selling, general, and administrative expenses of $      , reflecting:

•
incremental costs for the services to be provided between Select and us pursuant to        ; and

•
compensation in accordance with the Employee Matters Agreement.

(f)
Reflects the tax effects of the autonomous entity adjustments at the applicable income tax rates.

Pro Forma Earnings Per Share

(g)
Pro forma basic income per share and pro forma basic shares of common stock outstanding is based on the number of shares of our common stock expected to be outstanding upon the completion of this offering. The number of shares used to compute Pro forma diluted income per share is based on the number of shares of our common stock.

	Three months ended March 31, 2024	Year ended December 31, 2023
Earnings per share of common stock
Assuming dilution
Basic
Weighted-average number of shares of common stock outstanding
Assuming dilution
Basic
Management Adjustments
We expect to incur incremental costs as a standalone public company in excess of those previously allocated from Select. Our historical consolidated financial statements include allocations for certain costs of support functions that are partially provided on a centralized basis by Select and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance and other professional services. We will also incur new costs relating to our public reporting and compliance obligations as a standalone public company and new costs relating to stock compensation as we transition our compensation approach.
These incremental costs are based on our expected organizational structure and expected cost structure as a standalone company, adjusted for the allocated costs recorded within our historical consolidated financial statements, which vary by year. In order to determine synergies and dis-synergies, we prepared a detailed assessment of the resources and associated costs required as a baseline for us to stand up as a standalone company. With respect to expected headcount increases, internal resources were matched to job roles to meet the required baseline. In addition to internal resources, third-party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Select. This process was used by all functions resulting in incremental costs when compared to the cost allocations from Select included in our historical consolidated financial statements.
Any shortfall of required resource needs will be filled through external hiring or will be supported by Select through a new transition services agreement. From a timeframe standpoint, these incremental costs will begin to materialize on the date of this prospectus. Management believes the resource transfers and costs that were used as the basis for the management adjustments below are reasonable and representative of the baseline for us to stand up as a standalone company. Both the resource and vendor cost baseline would be impacted by additional costs and investments that we may incur as we pursue our growth strategies. In addition, other adverse effects and limitations, including those discussed in the section of this prospectus entitled “Risk Factors,” may impact actual costs incurred.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Primarily as a result of the above items, the management adjustments presented below, which are incremental to the autonomous entity pro forma adjustments, show additional incremental expenses compared to the allocated expenses from Select included in our historical consolidated statements of operations, related to dis-synergies resulting from the contemplated organizational structure. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If we decide to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of our future decisions and has not been included in the Management adjustments below. The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the periods presented. These management adjustments include forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Three months ended March 31, 2024
	Pro forma net income	Pro forma basic income per share	Pro forma diluted income per share
Pro forma as shown above
Management adjustments
Tax effect of management adjustments
Total management adjustments
Pro forma net income (loss) after management adjustments
Weighted average common shares
Weighted average diluted shares
Year ended December 31, 2023
	Pro forma net income	Pro forma basic income per share	Pro forma diluted income per share
Pro forma as shown above
Management adjustments
Tax effect of management adjustments
Total management adjustments
Pro forma net income (loss) after management adjustments
Weighted average common shares
Weighted average diluted shares

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our results of operations and financial condition together with our historical consolidated financial statements (together with the notes thereto, the “consolidated financial statements”) included elsewhere in this prospectus as well as the sections of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information” and “Business.”
This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Company Overview
We were founded in 1979 and have grown to be the largest provider of occupational health services in the United States by number of locations. Our national presence enables us to provide access to high-quality care that supports our mission to improve the health of America’s workforce. As of March 31, 2024, we operated 547 stand-alone occupational health centers in 41 states and 151 onsite health clinics at employer worksites in 37 states. We also have expanded our reach via our telemedicine program serving 43 states and the District of Columbia. In total, we deliver services across 45 states and the District of Columbia. We had approximately 11,000 colleagues and affiliated physicians and clinicians as of December 31, 2023 who supported the delivery of an extensive suite of services, including occupational and consumer health services and other direct-to-employer care to more than 50,000 patients each business day on average during 2023. Our patients are generally employed by our main customers — employers across the United States.
Our business is organized into three operating segments based primarily on the type or location of occupational health services provided:

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Occupational Health Centers:   Our Occupational Health Centers segment encompasses the occupational health services we deliver at our 547 health center facilities across the United States. In this segment, we serve all types of employers, from Fortune 500 to small businesses.

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Onsite Health Clinics:   Our Onsite Health Clinics segment delivers occupational health services and/or employer-sponsored primary care services at an employer’s workplace, including mobile health services and episodic specialty testing services — we deliver our services at 151 on-site locations. In this segment, we serve medium to large-sized employers.

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Other Businesses:   Our Other Businesses segment is comprised of several complementary services to our core occupational health services offering and includes Concentra Telemed, Concentra Pharmacy and Concentra Medical Compliance Administration. In this segment, we serve all types of employers.

As a percentage of revenue for each of the three months ended March 31, 2024 and the year ended December 31, 2023, our Occupational Health Centers, Onsite Health Clinics and Other Businesses segments represent approximately 95%, 3% and 2%, respectively. Together, all operating segments are aggregated into a single reportable segment in our consolidated financial statements based on similar services provided, service delivery process involved, target customers, and similar economic characteristics.
Across our operating segments, we offer a diverse and comprehensive array of occupational health services, including workers’ compensation and employer services, and consumer health services:
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Workers’ compensation services include the support of workers’ compensation injury and physical rehabilitation care.

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Employer services consist of drug and alcohol screenings, physical examinations and evaluations, clinical testing, and preventive care, as well as direct-to-employer services that include the services described above and advanced primary care at our onsite health clinics.

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Consumer health services consist of the support of patient-directed urgent care treatment of injuries and illnesses.

For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 45%, 53%, and 2%, respectively, of our VPD volume. For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 64%, 34%, and 2%, respectively, of visit-related revenue in our Occupational Health Centers segment.
For the year ended December 31, 2023, our workers’ compensation services, employer services, and consumer health services represented approximately 44%, 54%, and 2%, respectively, of our VPD volume. For the year ended December 31, 2023, our workers’ compensation services, employer services, and consumer health services represented approximately 64%, 34%, and 2%, respectively, of visit-related revenue in our Occupational Health Centers segment. For the year ended December 31, 2023, less than approximately 1% of our visit-related revenue in our Occupational Health Centers segment was attributable to government payor reimbursement.
We partner with approximately 200,000 employers, including 100% of the Fortune 100 and approximately 95% of the Fortune 500, as of December 31, 2023. Since 2015, we have supported the treatment of approximately 6 million occupational injuries. We currently estimate that we supported the treatment of one in every five workplace injuries in the United States for the year ended December 31, 2022 (based on the latest data from the U.S. Bureau of Labor Statistics). In the United States, 65% of employer locations are within approximately 12 miles of one of our occupational health centers and we have occupational health centers in over 80 of the 100 largest Metropolitan Statistical Areas, as of December 31, 2023. Our services are used by employers across industries, including transportation, distribution and warehousing, manufacturing, construction, healthcare, and municipal government services, among many others. Utilization is driven by occupations that have historically posed a higher-than-average risk of workplace injury and illness.
We retain and expand existing relationships and attract new employers through demonstrated performance of clinical outcomes and patient satisfaction. We believe our success is substantially due to the structures and processes that we have developed with the aim of delivering consistent and high-quality care, which we believe creates a key competitive advantage for us. See “Business — Workers’ Compensation Services — Injury Care”. Guided by our mission to improve the health of America’s workforce, we provide care that supports the delivery of improved health outcomes, reduced employees’ days away from work, and lower workers’ compensation costs.
We ascribe to the philosophy that injured employees recover better through early intervention and a quick return to normal activities. Our methodology focuses on increasing function to expedite the employee’s safe and sustainable return to work, helping lower medical and indemnity claims costs incurred by employers. See “Business — Workers’ Compensation Services”. In 2023, about 95% of injured employees seen by us after their initial visit were recommended for return to work in some capacity on the same day according to our internal data. Additionally, results from workers’ compensation claim studies we conducted show a 25% lower average in total claims costs and 61 fewer days per claim when using our occupational health centers instead of non-Concentra health centers. These claim studies conducted by Concentra are based on approximately 500,000 closed claims evaluated between 2020 to 2023 for a select number of Concentra customers, including employers and a workers’ compensation insurance carrier. Of the approximately 500,000 closed claims evaluated between 2020 and 2023, non-Concentra health centers account for approximately 412,000 claims and given this large sample size, we believe that the claim studies for non-Concentra heath centers are representative of industry data. The sample of claims includes workers’ compensation claims from all states and jurisdictions in which the customers do business and was obtained via the customer’s claims/risk management information system. With this data, we compared the total claims cost and case duration of injuries that were treated through Concentra’s network versus all other non-Concentra health centers and the results demonstrate our performance in reducing claims costs and lowering case duration. See “Market and Industry Data”.
Our clinical and operational expertise is the foundation for continued growth. We intend to pursue continued organic growth within our existing occupational health centers and onsite health clinics at

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employer worksites and to take advantage of opportunities to continue to grow our footprint and base of customers via strategic acquisitions and the opening of new centers in key markets. We are currently building adjacent service offerings including employer-focused advanced primary care solutions and behavioral health workers’ compensation capabilities, in addition to growing our specialist program, and expanding our mobile health and episodic specialty testing services. We are leveraging our position to innovate and implement new solutions and programs that enable better health outcomes and support our sustainable long-term growth and performance.
We believe our track record of strong financial performance demonstrates our ability to access and deploy capital to expand services and infrastructure, as well as deliver differentiated business outcomes. We have a track record of revenue growth and strong Adjusted EBITDA and net income margins. We believe our ability to leverage our proprietary systems, processes, models, and tools has allowed us to generate consistent business growth while maintaining favorable margins. For the three months ended March 31, 2024, net income margin was approximately 11% and adjusted EBITDA margin was approximately 21%. For the year ended December 31, 2023, net income margin was approximately 10% and Adjusted EBITDA margin was approximately 19%. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to net income and net income margin, the most directly comparable financial measures presented in accordance with U.S. GAAP, see “— Non-GAAP Information.”
Our Services
Occupational health services are focused on workers’ compensation services (i.e., the diagnosis and treatment of work-related injuries and illnesses) and employer services, such as physical examinations and evaluations, drug and alcohol screenings, clinical testing, vaccinations and other preventative care, and a range of consultative services designed to protect employees from workplace hazards.
Workers’ Compensation Services
Injury care
Our affiliated physicians and other clinicians treat most work-related, non-life-limb-eyesight-threatening conditions including, but not limited to, abrasions, allergic reactions, back injuries, bites, broken bones, burns, colds, cumulative trauma, eye injuries, heat-related disorders/exposure, injuries from falls or lifting, joint injuries, lacerations, rashes, skin conditions and musculoskeletal disorders.
Physical therapy
Physical therapy is a key component of our solution for work-related injury care and our occupational health centers provide workers’ compensation physical therapy on site. We offer physical therapy, occupational therapy and certified athletic trainer (“ATC”) services that can be tailored to address a range of musculoskeletal conditions. We believe early intervention is critical to optimize an injured employee’s comfort, mitigate injury acuity, and expedite a safe return to work. We also find this methodology can help avoid more invasive, costlier tests and treatments, such as injections, magnetic resonance imaging (“MRI”), specialist visits, and unnecessary surgical procedures. In addition to managing musculoskeletal disorders, our therapists can provide a range of preventive services, such as exercise programs, educational programs, and return-to-work coordination.
Specialists
When our affiliated physicians and other clinicians determine an employee’s medical condition requires specialty care or testing, they identify appropriate specialists for the employee. Our streamlined approach helps ensure prompt and appropriate treatment and continuity of care for better clinical and cost containment outcomes. While we operate an extensive national occupational health center network, we are independent of hospital systems and physician groups. This allows clinicians to make referral decisions from a patient focused perspective, selecting appropriate clinical resources to deliver quality care. As part of our commitment to the continuum of care, visits with certain specialist physicians in our Concentra Advanced Specialist network occur within our occupational health centers.

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Employer Services
In addition to workers’ compensation services, a comprehensive approach to occupational health services includes employer services. Employer services are designed to promote optimal workforce health and productivity, reduce potential occupational health risks (such as musculoskeletal injury and effects of hazardous exposure), and support employers’ efforts to effectively manage healthcare and workers’ compensation costs. We provide a comprehensive menu of employer services, including:
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Physical Examinations and Evaluations — pre-placement and post-offer physicals, fitness for duty, return-to-work, DOT physicals, National Fire Protection Association and International Association of Fire Fighters, law enforcement officer physicals, ADA-compliant, job site evaluations, human performance evaluations;

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Tests and Screenings — DOT-compliant urine drug screens, breath alcohol testing, hair sample testing, rapid urine drug screens, audiometric screenings, EKGs, pulmonary function testing, vision testing, vitals, x-rays, infectious disease screenings, bloodborne pathogen exposure screenings; and

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Other Services — vaccinations/immunizations, athletic training, specialist care

Consumer Health Services
Consumer health services and/or urgent care are offered at our occupational health centers, and address minor illnesses and injuries (including diagnosis and treatment of minor conditions such as colds, flu, skin conditions, back pain and sprains), laboratory tests, x-rays, immunizations, and infectious disease tests and screenings.
The Separation
On January 3, 2024, Select, our parent company, announced its intention to separate Concentra from its business. Prior to the completion of this offering, we will enter into the Separation Agreement, as further described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions-Agreements to be Entered into in Connection with the Separation — Separation Agreement.” We will also enter into various other agreements with Select that, together with the Separation Agreement, provide for certain transactions and arrangements to effect the separation of our business from Select. We refer to these transactions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions — The Separation,” collectively as the “Separation.”
Operating Metrics
Management utilizes specific key operating metrics to monitor trends and performance in our business and therefore may be important to investors because management may assess our performance based in part on such metrics. Other healthcare providers may present similar measures; however, these measures are susceptible to varying definitions and our key metrics may not be comparable to other similarly titled measures of other companies.
Patient Visits and VPD Volume
We monitor number of patient visits and VPD volume for each of our major service lines in our Occupational Health Center operating segment — workers’ compensation services, employer services, and consumer health. Management believes that the number of patient visits is the single most important indicator of the volume of services being provided in our centers. VPD volume, which is calculated as total patient visits in a given period divided by total business days for such period, allows for comparability between time periods with different number of business days. Patient visits and VPD volume include only the patients seen in our Occupational Health Centers segment and does not include our Onsite Health Clinics or Other Businesses segments.
Revenue Per Visit
Management also measures reimbursement rates utilizing patient revenue per visit which is calculated as total patient revenue divided by total patient visits. Revenue per visit as reported includes only the revenue

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and patient visits in our Occupational Health Centers segment and does not include our Onsite Health Clinics or Other Businesses segments.
The following table sets forth operating statistics for our Occupational Health Centers segment only for the periods presented:
	Three Months Ended March 31,		% Change 2024 – 2023	For the year ended December 31,			% Change 2023 – 2022	% Change 2022 – 2021
	2024	2023		2023	2022	2021
Number of patient visits
Workers’ Compensation	1,433,084	1,396,567	2.6%	5,668,042	5,312,802	5,178,163	6.7%	2.6%
Employer Services	1,659,291	1,760,531	(5.8)%	6,874,693	7,051,191	6,645,005	(2.5)%	6.1%
Consumer Health	63,280	60,847	4.0%	234,897	215,475	229,556	9.0%	(6.1)%
Total	3,155,655	3,217,945	(1.9)%	12,777,632	12,579,468	12,052,724	1.6%	4.4%
VPD Volume
Workers’ Compensation	22,392	21,821	2.6%	22,315	20,834	20,387	7.1%	2.2%
Employer Services	25,926	27,508	(5.8)%	27,066	27,652	26,161	(2.1)%	5.7%
Consumer Health	989	951	4.0%	925	845	904	9.5%	(6.5)%
Total	49,307	50,280	(1.9)%	50,306	49,331	47,452	2.0%	4.0%
Revenue per visit
Workers’ Compensation	$195.29	$192.14	1.6%	$194.48	$190.63	$186.79	2.0%	2.1%
Employer Services	90.84	86.44	5.1%	86.44	79.78	75.39	8.3%	5.8%
Consumer Health	131.57	134.53	(2.2)%	132.80	127.68	153.97	4.0%	(17.1)%
Total	$139.09	$133.22	4.4%	$135.22	$127.41	$124.75	6.1%	2.1%
Business Days	64	64		254	255	254
Number of Centers
The following table sets forth facility counts for our Occupational Health Centers and Onsite Health Clinics segments for the periods presented:
	Three Months Ended March 31,		For the year ended December 31,
	2024	2023	2023	2022	2021
Number of occupational health centers – start of period	544	540	540	518	517
Number of occupational health centers acquired	2	—	4	21	7
Number of occupational health centers de novos	1	—	3	4	1
Number of occupational health centers closed/sold	—	(1)	(3)	(3)	(7)
Number of occupational health centers – end of period	547	539	544	540	518
Number of onsite health clinics operated – end of period	151	140	150	147	134

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Results of Operations
The following table sets forth our consolidated results of operations, including as a percentage of revenue, for the periods indicated:
(in thousands)	Three Months Ended March 31,
	2024		2023
	Amount	Percent	Amount	Percent
Revenue	$467,598	100.0%	$456,298	100.0%
Costs and expenses:
Cost of services, exclusive of depreciation and amortization	336,990	72.1	328,078	71.9
General and administrative, exclusive of depreciation and amortization	36,909	7.9	34,650	7.6
Depreciation and amortization	18,485	4.0	18,310	4.0
Total costs and expenses	392,384	84.0	381,038	83.5
Other operating income	284	0.1	—	—
Income from operations	75,498	16.1	75,260	16.5
Other income and expense:
Equity in losses of unconsolidated subsidiaries	—	—	(526)	(0.1)
Interest expense on related party debt	(9,971)	(2.1)	(11,076)	(2.4)
Interest expense	(111)	—	(61)	—
Income before income taxes	65,416	14.0	63,597	13.9
Income tax expense	15,137	3.2	16,166	3.5
Net income	50,279	10.8	47,431	10.4
Less: Net income attributable to non-controlling interests	1,323	0.3	1,167	0.3
Net income attributable to the Company	48,956	10.5%	46,264	10.1%
Three Months Ended March 31, 2024, Compared to Three Months Ended March 31, 2023
Revenue
Revenue increased 2.5% to $467.6 million for the three months ended March 31, 2024, compared to $456.3 million for the three months ended March 31, 2023, driven primarily by the increase in revenue per visit, as described below.
Our patient visits were 3,155,655 for the three months ended March 31, 2024, compared to 3,217,945 visits for the three months ended March 31, 2023. Total VPD volume was 49,307 for the three months ended March 31, 2024, compared to 50,280 for the three months ended March 31, 2023. Workers’ compensation VPD volume increased 2.6% to 22,392 from 21,821, employer services VPD volume decreased 5.8% to 25,926 from 27,508, and consumer health VPD volume increased 4.0% to 989 from 951, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023.
Revenue per visit increased 4.4% to $139.09 for the three months ended March 31, 2024, compared to $133.22 for the three months ended March 31, 2023. We experienced a higher revenue per visit principally due to increases in the reimbursement rates payable pursuant to certain state fee schedules for workers’ compensation visits, increases in our employer services rates per visit and a higher percentage mix of workers’ compensation visits with higher net revenue rates per visit. Revenue per visit for workers’ compensation visits increased 1.6% to $195.29 from $192.14, revenue per visit for employer services visits increased 5.1% to $90.84 from $86.44 and revenue per visit for consumer health visits decreased by 2.2% to $131.57 from $134.53, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

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Cost of Services
Our cost of services expense includes all direct and indirect support costs related to providing services to our customers. Cost of services was $337.0 million, or 72.1% of revenue, for the three months ended March 31, 2024, compared to $328.1 million, or 71.9% of revenue, for the three months ended March 31, 2023.
General and administrative
General and administrative expense includes corporate overhead such as finance, legal, human resources, marketing, headquarters, and other administrative areas as well as executive compensation. Our general and administrative expenses were $36.9 million, or 7.9% of revenue, for the three months ended March 31, 2024, compared to $34.7 million, or 7.6% of revenue, for the three months ended March 31, 2023. General and administrative expenses include $2.0 million of separation transaction costs for the three months ended March 31, 2024.
Depreciation and Amortization
Depreciation and amortization expense was $18.5 million for the three months ended March 31, 2024, compared to $18.3 million for the three months ended March 31, 2023.
Other Operating Income
For the three months ended March 31, 2024, we had other operating income of $0.3 million.
Equity in Losses of Unconsolidated Subsidiaries
For the three months ended March 31, 2023, we had equity in losses of unconsolidated subsidiaries of $0.5 million related to the write-down of an investment in one of our unconsolidated subsidiaries.
Interest Expense on Related Party Debt
For the three months ended March 31, 2024, we had interest expense on our related party debt with Select of $10.0 million, compared to $11.1 million for the three months ended March 31, 2023. The decrease in interest expense is principally due to lower average outstanding borrowings during the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.
Interest Expense
For both the three months ended March 31, 2024 and March 31, 2023, we had interest expense of $0.1 million.
Income Taxes
We recorded income tax expense of $15.1 million for the three months ended March 31, 2024, which represented an effective tax rate of 23.1%. We recorded income tax expense of $16.2 million for the three months ended March 31, 2023, which represented an effective tax rate of 25.4%.

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Results of Operations
The following table sets forth our consolidated results of operations, including as a percentage of revenue, for the periods indicated:
(in thousands)	For the year ended December 31,
	2023		2022		2021
	Amount	Percent	Amount	Percent	Amount	Percent
Revenue	$1,838,081	100.0%	$1,724,359	100.0%	$1,732,041	100.0%
Costs and expenses:
Cost of services, exclusive of depreciation and amortization	1,325,649	72.1	1,242,499	72.1	1,221,854	70.5
General and administrative, exclusive of depreciation and amortization	151,999	8.3	149,976	8.7	157,712	9.1
Depreciation and amortization	73,051	4.0	73,667	4.3	82,210	4.7
Total costs and expenses	1,550,699	84.4	1,466,142	85.0	1,461,776	84.4
Other operating income	250	0.0	312	0.0	34,999	2.0
Income from operations	287,632	15.6	258,529	15.0	305,264	17.6
Other income and expenses:
Equity in losses of unconsolidated subsidiaries	(526)	0.0	(1,577)	(0.1)	—	—
Gain on sale of business	—	—	—	—	2,155	0.1
Interest expense on related party debt	(44,253)	(2.4)	(30,792)	(1.8)	(29,473)	(1.7)
Interest expense	(221)	0.0	(849)	0.0	(2,383)	(0.1)
Other expense	(2)	0.0	(415)	0.0	—	—
Income before income taxes	242,630	13.2	224,896	13.0	275,563	15.9
Income tax expense	57,887	3.1	52,653	3.1	59,527	3.4
Net income	184,743	10.1	172,243	10.0	216,036	12.5
Less: Net income attributable to non-controlling interests	4,796	0.3	5,516	0.3	7,161	0.4
Net income attributable to the Company	$179,947	9.8%	$166,727	9.7%	$208,875	12.1%
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Revenue
Revenue increased 6.6% to $1,838.1 million for the year ended December 31, 2023, compared to $1,724.4 million for the year ended December 31, 2022, driven primarily by the increase in patient VPD and the increase in net revenue per visit as described below.
Our total patient visits increased 1.6% to 12,777,632 for the year ended December 31, 2023, compared to 12,579,468 visits for the year ended December 31, 2022. Total VPD volume increased 2.0% to 50,306 for the year ended December 31, 2023, compared to 49,331 visits per day for the year ended December 31, 2022. Workers’ compensation VPD volume increased 7.1% to 22,315 from 20,834, employer services VPD volume decreased 2.1% to 27,066 from 27,652 and consumer health VPD volume increased 9.4% to 925 from 845, for the year ended December 31, 2023 as compared to the year ended December 31, 2022.
Revenue per visit increased 6.1% to $135.22 for the year ended December 31, 2023, compared to $127.41 for the year ended December 31, 2022. We experienced a higher revenue per visit principally due to increases in the reimbursement rates payable pursuant to certain state fee schedules for workers’ compensation visits, as well as increases in our employer services rates, during the year ended December 31, 2023. Revenue per visit

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for workers’ compensation visits increased 2.0% to $194.48 from $190.63, revenue per visit for employer services visits increased 8.3% to $86.44 from $79.78 and revenue per visit for consumer health visits increased 4.0% to $132.80 from $127.68, for the year ended December 31, 2023 as compared to the year ended December 31, 2022.
COVID-19 services did not contribute significantly to our revenue for the year ended December 31, 2023, compared to $21.3 million during the year ended December 31, 2022.
Cost of Services
Our cost of services expense includes all direct and indirect support costs related to providing services to our customers. Cost of services was $1,325.6 million, or 72.1% of revenue, for the year ended December 31, 2023, compared to $1,242.5 million, or 72.1% of revenue, for the year ended December 31, 2022. Cost of services increased 6.7% for the year ended December 31, 2023, driven by the 6.6% increase in revenue during the period.
General and administrative
General and administrative expense includes corporate overhead such as finance, legal, human resources, marketing, headquarters and other administrative areas as well as executive compensation. Our general and administrative expenses were $152.0 million, or 8.3% of revenue, for the year ended December 31, 2023, compared to $150.0 million, or 8.7% of revenue, for the year ended December 31, 2022.
Depreciation and Amortization
Depreciation and amortization expense was $73.1 million for the year ended December 31, 2023, compared to $73.7 million for the year ended December 31, 2022.
Other Operating Income
For the year ended December 31, 2023, we had other operating income of $0.3 million, compared to $0.3 million for the year ended December 31, 2022.
Equity in Losses of Unconsolidated Subsidiaries
For the year ended December 31, 2023, we had equity in losses of unconsolidated subsidiaries of $0.5 million, compared to $1.6 million for the year ended December 31, 2022. The equity in losses was related to the write-down of an investment in one of our unconsolidated subsidiaries.
Interest Expense on Related Party Debt
For the year ended December 31, 2023, we had interest expense on our related party debt with Select of $44.3 million, compared to $30.8 million for the year ended December 31, 2022. The increase in interest expense is due to an increase in variable interest rates.
Interest Expense
For the year ended December 31, 2023, we had interest expense of $0.2 million, compared to $0.8 million for the year ended December 31, 2022.
Income Taxes
We recorded income tax expense of $57.9 million for the year ended December 31, 2023, which represented an effective tax rate of 23.9%. We recorded income tax expense of $52.7 million for the year ended December 31, 2022, which represented an effective tax rate of 23.4%.
Refer to Note 17 — Income Taxes of the notes to our consolidated financial statements included herein for the reconciliations of the statutory federal income tax rate to our effective income tax rate for the years ended December 31, 2023 and December 31, 2022.

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Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenue
Revenue decreased by 0.4% to $1,724.4 million for the year ended December 31, 2022, compared to $1,732.0 million for the year ended December 31, 2021. The decrease is principally attributable to a decline in revenue generated from COVID-19 services which was partially offset by increases in patient revenue per visit and VPD volume.
COVID-19 services, which were provided at our centers and onsite health clinics located at employer worksites, contributed $21.3 million of revenue during the year ended December 31, 2022, compared to $138.2 million during the year ended December 31, 2021.
Our patient visits increased 4.4% to 12,579,468 for the year ended December 31, 2022, compared to 12,052,724 visits for the year ended December 31, 2021. Total patient visits per day increased 4.0% to 49,331 for the year ended December 31, 2022, compared to 47,452 visits per day for the year ended December 31, 2021. Workers’ compensation visits per day increased 2.2% to 20,834 from 20,387, employer services visits per day increased 5.7% to 27,652 from 26,161 and consumer health visits per day decreased by 6.5% to 845 from 904, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The consumer health decrease was principally attributable to the sale of the primary care practice in Alaska.
Revenue per visit increased 2.1% to $127.41 for the year ended December 31, 2022, compared to $124.75 for the year ended December 31, 2021. We experienced a higher revenue per visit due to increases in the reimbursement rates payable pursuant to certain state fee schedules for workers’ compensation visits and increases in our employer services rates during the year ended December 31, 2022. These positive trends were partially offset by a decrease in our consumer health reimbursement rates due to the 2021 sale of our primary care practice in Alaska, which benefited from relatively higher reimbursement rates. Revenue per visit for workers’ compensation visits increased 2.1% to $190.63 from $186.79, revenue per visit for employer services visits increased 5.8% to $79.78 from $75.39 and revenue per visit for consumer health visits decreased by 17.1% to $127.68 from $153.97, for the year ended December 31, 2022 as compared to the year ended December 31, 2021.
Cost of Services
Our cost of services, a major component of which is labor expense, was $1,242.5 million, or 72.1% of revenue, for the year ended December 31, 2022 compared to $1,221.9 million, or 70.5% of revenue, for the year ended December 31, 2021.
General and administrative
Our general and administrative expenses were $150.0 million, or 8.7% of revenue, for the year ended December 31, 2022, compared to $157.7 million, or 9.1% of revenue, for the year ended December 31, 2021. The decrease in the general and administrative expenses as a percent of revenue from 2021 to 2022 is primarily a result of lower management incentives.
Depreciation and Amortization
Depreciation and amortization expense was $73.7 million for the year ended December 31, 2022, compared to $82.2 million for the year ended December 31, 2021. The decrease in depreciation and amortization expense was principally attributable to fixed assets acquired in our 2018 acquisition of US Healthworks becoming fully depreciated primarily in the year ended December 31, 2022.
Other Operating Income
For the year ended December 31, 2022, we had other operating income of $0.3 million, compared to $35.0 million for the year ended December 31, 2021. The decrease in other operating income is principally due to the recognition of payments received under the Provider Relief Fund for healthcare related expenses and lost revenues attributable to COVID-19. The Provider Relief Fund Program is discussed further in Note 19 — CARES Act of the Audited Consolidated Financial Statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Equity in Losses of Unconsolidated Subsidiaries
For the year ended December 31, 2022, we had equity in losses of unconsolidated subsidiaries of $1.6 million. The equity in losses was related to the write-down of an investment in one of our unconsolidated subsidiaries.
Gain on Sale of Businesses
We recognized a gain of $2.2 million during the year ended December 31, 2021, related to the sale of our primary care practice in Alaska.
Interest Expense on Related Party Debt
For the year ended December 31, 2022, we had interest expense on our related party debt with Select of $30.8 million, compared to $29.5 million for the year ended December 31, 2021.
Interest Expense
For the year ended December 31, 2022, we had interest expense of $0.8 million, compared to $2.4 million for the year ended December 31, 2021. We expect to enter into the Credit Facilities in connection with this offering, which could have the effect of increasing interest expense for subsequent periods.
Income Taxes
We recorded income tax expense of $52.7 million for the year ended December 31, 2022, which represented an effective tax rate of 23.4%. We recorded income tax expense of $59.5 million for the year ended December 31, 2021, which represented an effective tax rate of 21.6%. For the year ended December 31, 2022, the higher effective tax rate resulted primarily from the repurchase of membership interests and from the state deferred rate adjustment due to state tax rate changes.
Refer to Note 17 — Income Taxes of the notes to our consolidated financial statements included herein for the reconciliations of the statutory federal income tax rate to our effective income tax rate for the years ended December 31, 2022 and 2021.
Critical Accounting Estimates
Revenue Recognition and Accounts Receivable
Our principal revenue sources come from providing healthcare services to patients in the form of workers’ compensation injury and illness care and related services, healthcare services related to employer needs or statutory requirements, and consumer health services. Patient revenues are recognized at an amount equal to the consideration we expect to be entitled to in exchange for providing healthcare services to our patients. In our occupational health centers, we generally recognize revenue as healthcare services are provided and our performance obligation is generally satisfied upon completion of the patient’s visit. For our onsite health clinic operations, the performance obligation is satisfied over the period of time in which we are engaged to provide services and revenue is recognized in amounts which are commensurate with the level of resources we have provided at the onsite location.
Revenue earned from these services is variable in nature and we are required to make judgments that impact the transaction price. For each patient visit, there is an implied arrangement between us and the patient; however, the healthcare services provided are primarily paid for by employer programs and third-party payors, including workers’ compensation programs, and commercial insurance companies, on the patient’s behalf under separate contractual arrangements.
We determine the transaction price for services provided to patients based on known payment terms or usual and customary amounts associated with the specific payor or based on the service provided. Workers’ compensation laws and regulations vary by state, so the specific details of coverage and reimbursement will differ based on the location of the workplace and the laws that govern workers’ compensation in that state and may also differ based on contractual terms with the payor, third-party administrator, or employer.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Most states have fee schedules pursuant to which all healthcare providers are uniformly reimbursed. The fee schedules are determined by each state and generally prescribe the maximum amounts that may be reimbursed for services rendered. In the states without fee schedules, the transaction price is determined based on UCR fees charged in the particular state in which the services are rendered. The transaction price for healthcare services related to employer needs or statutory requirements is based on either current market rates or other agreed upon pricing with the employer. Provider reimbursement for consumer health services is dependent on fee schedules derived from individually negotiated contracts with group health payors on a national, regional, or local basis. Typically, national contracts include all states, whereas regional or local contracts are state-specific. The fee schedule is either a set fee for each service or a percentage of billed charges. The Company monitors historical reimbursement rates and compares them against the associated gross charges for the service provided. The percentage of historical reimbursed claims to gross charges is utilized to determine the amount of revenue to be recognized for services rendered.
Governmental reimbursement programs, and third-party payor contracts are often complex and typically have differing billing and documentation programs that can be open to interpretation. If a payor determines we have not complied with their billing and/or documentation requirements, we may not be paid for our services or our payment may be reduced. This can create variability in the transaction price for services provided to our patients and we are required to make judgments which impact the transaction price. Variable consideration included in the transaction price is inclusive of our estimates of implicit discounts and other adjustments, such as our interpretation of reimbursement under the applicable fee schedules and third-party payor contracts, medical necessity denials, documentation denials for timely filing or lack of prior authorization, and/or instances when a patient’s insurance coverage was not verified, which are estimated using our historical experience. Management includes in its estimates of the transaction price its expectations for these types of adjustments such that the amount of cumulative revenue recognized will not be subject to significant reversal in future periods. Historically, adjustments arising from a change in the transaction price have not been material.
Our accounts receivable is reported at an amount equal to the amount we expect to collect for providing healthcare services to our patients. Because our accounts receivable is primarily paid for by highly-solvent, creditworthy payors, such as workers’ compensation programs, employer programs, third party administrators, commercial insurance companies, and federal and state governmental authorities, our credit losses are infrequent and insignificant in nature; as such, we generally do not recognize allowances for expected credit losses.
Goodwill
We operate three reporting units which include the occupational health centers reporting unit, the onsite health clinics reporting unit, and the other businesses reporting unit. We assign goodwill to our reporting units based upon the specific nature of the business acquired or, when a business combination contains business components related to more than one reporting unit, goodwill is assigned to each reporting unit based upon an allocation determined by the relative fair values of the business acquired. When we dispose of a business, we allocate a portion of the reporting unit’s goodwill to that business based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. We evaluate our reporting units on an annual basis and, if our reporting units are reorganized, we reassign goodwill based on the relative fair values of the new reporting units.
We have elected to perform our annual goodwill impairment assessments as of October 1. We also test goodwill for impairment when events or conditions occur that might suggest a possible impairment. These events or conditions could include a significant change in the business environment, the regulatory environment, or legal factors; a current period operating or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit.
When performing quantitative assessments, we consider both the income and market approaches in determining the fair value. Included in the income approach are assumptions regarding revenue growth rates, future Adjusted EBITDA margin estimates, future capital expenditure requirements, the industry’s weighted average cost of capital, and industry specific, market observable implied Adjusted EBITDA multiples. We also include estimated residual values at the end of the forecast period. In establishing our assumptions, we consider current industry and market conditions; historical financial performance, including

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

our revenue, earnings, and operating cash flow growth trends; cost factors, including the effects of inflation and rising prices; and the regulatory environment. If any one of the above assumptions or judgments used to estimate the fair value of the reporting unit fails to materialize, the resulting decline in our estimated fair value could result in an impairment charge.
When performing qualitative assessments, we apply judgement in determining the events and circumstances that most affect the fair value of the reporting unit and in evaluating the significance of those identified events and circumstances in order to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As part of our qualitative assessments, we considered (i) the magnitude of the reporting unit’s excess fair value over its carrying amount from the most recent quantitative impairment test, (ii) industry and market conditions, including the impacts of the interest rate environment, (iii) historical financial performance, including our revenue, earnings, and operating cash flow growth trends, (iv) our forecasts of revenue, earnings, and operating cash flows, (v) cost factors, including the effects of inflation and rising prices, (vi) the regulatory environment, (vii) other factors specific to each reporting unit, such as a change in strategy, a change in management, or acquisitions and divestitures affecting the composition of the reporting unit and its future operating results, and (viii) consideration of changes in our market capitalization.
We have recorded total goodwill of $1,229.7 million at December 31, 2023, of which $1,141.9 million related to our centers reporting unit, $50.9 million related to our onsites reporting unit, and $36.9 million related to our other businesses reporting unit. We have recorded total goodwill of $1,233.4 million at March 31, 2024, of which $1,145.5 million related to our centers reporting unit, $50.9 million related to our onsites reporting unit, and $36.9 million related to our other businesses reporting unit.
The Company completed impairment assessments as of October 1, 2023, October 1, 2022 and October 1, 2021, noting no impairment.
Insurance Risk Programs
Under a number of our insurance programs, which include our employee health insurance, workers’ compensation, and professional malpractice liability insurance programs, and certain employment-related matters, we are liable for a portion of our losses before we can attempt to recover from the applicable insurance carrier. For our occupational health center operations, we currently maintain insurance coverages under a combination of policies with a total annual aggregate limit of up to $29.0 million for professional malpractice liability and $29.0 million for general liability insurance. Our insurance for the professional liability coverage is written on a “claims-made” basis, and our commercial general liability coverage is maintained on an “occurrence” basis. These coverages apply after a self-insured retention limit of $3.0 million per medical incident or occurrence is exceeded. See “Risk Factors — Risks Related to Our Business, Industry and Operations — Significant legal actions could subject us to substantial uninsured liabilities.”
The estimate of losses includes actuarial loss projections of both known claims and incurred but not reported claims. These estimates are based on specific claim facts, claim frequency and severity, payment patterns for historical claims, and estimates of fees for outside counsel. In addition to the actuarial loss projections, insurance premiums and out-of-pocket expenses for the administration and analysis of claims are included in the estimate of losses accrued in a respective accounting period.
We monitor these programs quarterly and revise our estimates as necessary to take into account additional information. We recorded a liability of $48.2 million, $51.9 million and $49.0 million for our estimated losses under these insurance programs at March 31, 2024, December 31, 2023 and 2022, respectively. We also recorded insurance proceeds receivable of $8.6 million, $8.6 million and $3.5 million at March 31, 2024, December 31, 2023 and 2022, respectively, for liabilities which exceed our deductibles and self-insured retention limits and are recoverable through our insurance policies.
Non-GAAP Information
We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA margin, as defined below, are important to investors because Adjusted EBITDA and Adjusted EBITDA margin are commonly used as an analytical indicator of performance by investors within the healthcare industry. Adjusted

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
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EBITDA and Adjusted EBITDA margin are used by management to evaluate financial performance of, and determine resource allocation for, each of our operating segments. However, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under U.S. GAAP. Items excluded from Adjusted EBITDA and Adjusted EBITDA margin are significant components in understanding and assessing financial performance. Adjusted EBITDA and Adjusted EBITDA margin should not be considered in isolation, or as an alternative to, or substitute for, net income, net income margin, income from operations, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA and Adjusted EBITDA margin are not measurements determined in accordance with U.S. GAAP and are thus susceptible to varying definitions, Adjusted EBITDA and Adjusted EBITDA margin as presented may not be comparable to other similarly titled measures of other companies.
We define Adjusted EBITDA as earnings excluding interest, income taxes, depreciation and amortization, gain (loss) on early retirement of debt, stock compensation expense, gain (loss) on sale of businesses, and equity in earnings (losses) of unconsolidated subsidiaries. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue. We will refer to Adjusted EBITDA and Adjusted EBITDA margin throughout the remainder of Management’s Discussion and Analysis of Financial Condition and Results of Operations.
We present COVID-adjusted EBITDA because we believe that this presentation provides a useful indicator of our financial performance for the periods presented excluding the effects of the non-recurring income in 2021 and 2022 resulting specifically from the COVID-19 pandemic. COVID-adjusted EBITDA should not be considered in isolation, or as an alternative to, or substitute for, net income, income from operations, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because COVID-adjusted EBITDA is not a measurement determined in accordance with U.S. GAAP and is thus susceptible to varying definitions, COVID-adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.
The following table reconciles net income to Adjusted EBITDA and COVID-adjusted EBITDA and net income margin to Adjusted EBITDA margin and should be referenced when we discuss Adjusted EBITDA, COVID-adjusted EBITDA and Adjusted EBITDA margin.
	Three Months Ended March 31,		For the year ended December 31,
(Dollars in thousands)	2024	2023	2023	2022	2021
Reconciliation of Adjusted EBITDA and COVID-adjusted EBITDA
Net income	$50,279	$47,431	$184,743	$172,243	$216,036
Income tax expense	15,137	16,166	57,887	52,653	59,527
Interest expense	111	61	221	849	2,383
Interest expense on related party debt	9,971	11,076	44,253	30,792	29,473
Loss (gain) on sale of businesses	—	—	—	—	(2,155)
Equity in losses of unconsolidated subsidiaries	—	526	526	1,577	—
Other expense	—	—	2	415	—
Stock compensation expense	166	178	651	2,141	2,142
Depreciation and amortization	18,485	18,310	73,051	73,667	82,210
Separation transaction costs(a)	1,993	—	—	—	—
Adjusted EBITDA	$96,142	$93,748	$361,334	$334,337	$389,616
Other non-recurring income directly attributable to COVID-19(a)	—	—	—	(477)	(74,647)
COVID-adjusted EBITDA	$96,142	$93,748	$361,334	$333,860	$314,969
Adjusted EBITDA margin	20.6%	20.5%	19.7%	19.4%	22.5%
Net income margin	10.8%	10.4%	10.1%	10.0%	12.5%

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

(a)
Separation transaction costs represent incremental consulting, legal, and audit-related fees incurred in connection with the Company’s planned separation into a new, publicly traded company and are included within general and administrative expenses on the Condensed Consolidated Statements of Operations.

(b)
Other non-recurring income directly attributable to COVID-19 consists of (i) $34.7 million and $0.1 million in 2021 and 2022, respectively, associated with the recognition of payments received under the Provider Relief Fund for healthcare related expenses and lost revenues, in each case, attributable to COVID-19, and (ii) $39.9 million and $0.4 million in 2021 and 2022, respectively, of non-recurring income received for on-site services, including questionnaires, evaluations, lab testing and vaccinations, provided to an employer services customer in connection with its COVID-19 response at its facilities.

Liquidity and Capital Resources
Cash Flows for the Three Months Ended March 31, 2024 and Three Months Ended March 31, 2023
In the following table and analysis, we discuss cash flows from operating activities, investing activities, and financing activities for the periods indicated:
	Three Months Ended March 31,
	2024	2023
	(in thousands)
Net cash provided by operating activities	$44,622	$17,695
Net cash used in investing activities	(22,352)	(14,396)
Net cash used in financing activities	(4,092)	(15,997)
Net increase (decrease) in cash	18,178	(12,698)
Cash at beginning of period	31,374	37,657
Cash at end of period	$49,552	$24,959
Operating activities provided $44.6 million and $17.7 million of cash flows during the three months ended March 31, 2024 and 2023, respectively. The increase in cash flows from operating activities for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023, was principally due to changes in net working capital.
Investing activities used $22.4 million and $14.4 million of cash flows for the three months ended March 31, 2024 and 2023, respectively. For the three months ended March 31, 2024, the principal uses of cash were $17.2 million for purchases of property and equipment and $5.1 million for acquisitions of businesses. For the three months ended March 31, 2023, the principal uses of cash were $11.6 million for purchases of property and equipment and $2.8 million for acquired customer relationships.
Financing activities used $4.1 million and $16.0 million of cash flows for the three months ended March 31, 2024 and 2023, respectively. For the three months ended March 31, 2024, the principal uses of cash were distributions to Select of $6.9 million and principal payments on other debt of $2.3 million, offset by $6.6 million in borrowings of other debt. For the three months ended March 31, 2023, the principal use of cash was $20.0 million in payments on the related party revolving promissory note, offset by $5.5 million of borrowings of other debt.
Capital Resources
We had net working capital of $51.9 million at March 31, 2024, compared to net working capital of $19.8 million at December 31, 2023. The increase in the net working capital surplus was principally due to increases in our cash and accounts receivable.
A significant component of our net working capital is our accounts receivable. Collection of these accounts receivable is our primary source of cash and is critical to our liquidity and capital resources.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Because our accounts receivable is primarily paid for by highly-solvent, creditworthy payors, such as workers’ compensation programs, employer programs, third party administrators, commercial insurance companies, and federal and state governmental authorities, our credit losses have historically been infrequent and insignificant in nature, and we believe the possibility of credit default is remote.
Credit Facilities
At March 31, 2024, we had $470.0 million of outstanding borrowings under our related party revolving promissory note. Borrowings under the revolving promissory note bear interest at a rate equal to Term SOFR plus 3.00%. The maturity date of the revolving promissory note is the date at which Select or its affiliates no longer have an interest in Concentra. Concentra is able to make repayments on the revolving promissory note at its discretion. We expect to repay all outstanding borrowings under this related party revolving promissory note with the proceeds of this offering.
Litigation Matters
In the ordinary course of business, we are involved in litigation, claims, government inquiries, investigations, disputes and proceedings. See Note 11, “Commitments and Contingencies,” to the unaudited condensed consolidated financial statements, and Note 18. “Commitments and Contingencies” to the audited consolidated financial statements, included elsewhere in this prospectus for further details regarding certain matters that are currently pending. Our ability to successfully resolve pending and future litigation may adversely impact our financial condition, results of operations or cash flows.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements (as defined under the rules and regulations of the SEC) or any relationships with unconsolidated entities that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, cash requirements or capital resources.
Recent Accounting Pronouncements
Refer to Note 2 — Accounting Policies of the notes to our consolidated financial statements included herein for information regarding recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk
Inflation Risk
The healthcare industry is labor intensive, and our largest expenses are labor related costs. Wage and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. We have recently experienced higher labor costs related to the current inflationary environment and competitive labor market. In addition, suppliers have passed along rising costs to us in the form of higher prices. We cannot predict our ability to pass along cost increases to our customers.
Interest Rate Risk
We are subject to interest rate risk in connection with our variable rate long-term indebtedness. Our principal interest rate exposure relates to the borrowings outstanding on our related party revolving promissory note, which bears interest at a rate indexed against Term SOFR. As of March 31, 2024, we had outstanding borrowings under our related party revolving promissory note of $470.0 million. As of March 31, 2024, a 0.25% change in market interest rates would impact the interest expense on our related party revolving promissory note by approximately $1.2 million per year.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Liquidity and Capital Resources
Cash Flows for the Years Ended December 31, 2023, 2022, and 2021
In the following table and analysis, we discuss cash flows from operating activities, investing activities, and financing activities for the periods indicated:
	For the year ended December 31,
	2023	2022	2021
Net cash flows provided by operating activities	$234,316	$274,337	$290,638
Net cash flows used in investing activities	(75,308)	(57,750)	(61,798)
Net cash flows used in financing activities	(165,291)	(209,858)	(342,589)
Net increase (decrease) in cash	(6,283)	6,729	(113,749)
Cash at beginning of period	37,657	30,928	144,677
Cash at end of period	$31,374	$37,657	$30,928
Operating activities provided $234.3 million, $274.3 million, and $290.6 million of cash flows during the years ended December 31, 2023, 2022, and 2021, respectively. The decrease in cash flows from operating activities for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was principally due to a decrease from the change in working capital, and an increase in taxes and interest expense paid on related debt, partially offset by an increase in our operating income. The decrease in cash flows from operating activities for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was principally attributable to a reduction in our operating income, partially offset by an increase from the change in working capital.
Investing activities used $75.3 million, $57.8 million and $61.8 million of cash flows for the years ended December 31, 2023, 2022, and 2021, respectively. For the year ended December 31, 2023, the principal uses of cash were $65.0 million for purchases of property and equipment, $6.0 million for acquisitions of businesses and $4.4 million in acquired customer relationships. For the year ended December 31, 2022, the principal uses of cash were $46.0 million for purchases of property and equipment and $9.7 million for acquisitions of businesses, and $2.1 million for investments in businesses. For the year ended December 31, 2021, the principal uses of cash were $46.8 million for purchases of property and equipment and $20.1 million for acquisitions of businesses.
Financing activities used $165.3 million of cash flows for the year ended December 31, 2023. The principal use of cash was $160.0 million for payments on the related party revolving promissory notes. Financing activities used $209.9 million of cash flows for the year ended December 31, 2022. The principal uses of cash were $150.0 million for payments on the related party revolving promissory note, $31.6 million for payments on the related party term loan, and $23.9 million for the repurchase of Class A additional capital. Financing activities used $342.6 million of cash flows for the year ended December 31, 2021. The primary uses of cash were $321.5 million for payments on the related party term loan and $13.3 million for repurchases of and distributions to Class A and Class B equity holders. Refer to Note 12, Members Equity in the notes to our consolidated financial statements included herein for discussion of the Company’s equity holders. See “— Credit Facilities” below for additional information regarding the related party revolving promissory notes and term loan.
Capital Resources
We had net working capital of $19.8 million at December 31, 2023, compared to a net working capital of $5.0 million at December 31, 2022. The increase in the working capital surplus was principally due to an increase in our accounts receivable and a reduction in our accounts payable.
A significant component of our net working capital is our accounts receivable. Collection of these accounts receivable is our primary source of cash and is critical to our liquidity and capital resources. Because our accounts receivable is primarily paid for by highly-solvent, creditworthy payors, such as workers’ compensation programs, employer programs, third party administrators, commercial insurance companies, and federal and state governmental authorities, our credit losses have historically been infrequent and insignificant in nature, and we believe the possibility of credit default is remote.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Future Use of Capital Resources
We expect our future cash requirements will be related to working capital, capital expenditures, and interest expense. In addition, we may use cash to enter into business development transactions. We intend to open new occupational health centers in local areas that we currently serve as well as new markets where we can benefit from our brand awareness to produce incremental growth. In addition to our internal development activities, we may grow through opportunistic acquisitions.
Following the completion of this offering, our Board may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, operating results, projections, available cash and current and anticipated cash needs, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed herein). If and to the extent our Board were to declare a cash dividend to our stockholders, we expect the dividend to be paid from cash from operations. See “Dividend Policy.”
Future Sources of Liquidity
Following the Separation, our capital structure and sources of liquidity will change from our historical capital structure. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated in this prospectus. Based upon our history of generating positive cash flows, we believe our existing cash and cash generated from operations will be sufficient to meet our needs for at least the next 12 months. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide (1) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the Separation, (2) adequate liquidity to fund capital expenditures and (3) flexibility to meet investment opportunities that may arise. However, we cannot assure you that we will be able to obtain additional debt or equity financing on acceptable terms in the future.
In connection with the Separation, we intend to pay SMC all of the net proceeds that we received from the Debt Financing Transactions and to repay our long-term debt with related party. The Debt Financing Transactions will impose certain restrictions on our business and may adversely impact our financial condition, results of operations or cash flows.
We expect to utilize our cash flows to continue to invest in our business, talent and growth strategies as well as to repay our indebtedness over time.
New Credit Facility
In connection with this offering, we intend to enter into certain financing arrangements which may include the Credit Facilities. We refer to these transactions, as further described in the section of this prospectus entitled “Description of Certain Indebtedness,” collectively as the “Debt Financing Transactions.” We intend to pay SMC all of the net proceeds that we received from the Debt Financing Transactions, in the form of a dividend prior to this offering. See “Description of Certain Indebtedness.” We will update the disclosure in this section in a subsequent amendment to the registration statement of which this prospectus is a part once the terms of these financing arrangements are reasonably known.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

BUSINESS
Company Overview
We were founded in 1979 and have grown to be the largest provider of occupational health services in the United States by number of locations. Our national presence enables us to provide access to high-quality care that supports our mission to improve the health of America’s workforce. As of March 31, 2024, we operated 547 stand-alone occupational health centers in 41 states and 151 onsite health clinics at employer worksites in 37 states.
We also have expanded our reach via our telemedicine program serving 43 states and the District of Columbia. In total, we deliver services across 45 states and the District of Columbia. We had approximately 11,000 colleagues and affiliated physicians and clinicians as of December 31, 2023 who supported the delivery of an extensive suite of services, including occupational and consumer health services and other direct-to-employer care, to more than 50,000 patients each business day on average during 2023. Our patients are generally employed by our main customers — employers across the United States.
Our business is organized into three operating segments based primarily on the type or location of occupational health services provided:

•
Occupational Health Centers:   Our Occupational Health Centers segment encompasses the occupational health services we deliver at our 547 health center facilities across the United States. In this segment, we serve all types of employers, from Fortune 500 to small businesses.

•
Onsite Health Clinics:   Our Onsite Health Clinics segment delivers occupational health services and/or employer-sponsored primary care services at an employer’s workplace, including mobile health services and episodic specialty testing services — we deliver our services at 151 on-site locations. In this segment, we serve medium to large-sized employers.

•
Other Businesses:   Our Other Businesses segment is comprised of several complementary services to our core occupational health services offering and includes Concentra Telemed, Concentra Pharmacy and Concentra Medical Compliance Administration. In this segment, we serve all types of employers.

As a percentage of revenue for each of the three months ended March 31, 2024 and the year ended December 31, 2023, our Occupational Health Centers, Onsite Health Clinics and Other Businesses segments

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represent approximately 95%, 3% and 2%, respectively. Together, all operating segments are aggregated into a single reportable segment in our consolidated financial statements based on similar services provided, service delivery process involved, target customers, and similar economic characteristics.
Across our operating segments, we offer a diverse and comprehensive array of services, including workers’ compensation, employer services and consumer health services:
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Workers’ compensation services include the support of workers’ compensation injury and physical rehabilitation care.

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Employer services consist of drug and alcohol screenings, physical examinations and evaluations, clinical testing, and preventive care, as well as direct-to-employer services that include the services described above and advanced primary care at our onsite health clinics.

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Consumer health services consist of the support of patient-directed urgent care treatment of injuries and illnesses.

For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 45%, 53%, and 2%, respectively, of our VPD volume. For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 64%, 34%, and 2%, respectively, of visit-related revenue in our Occupational Health Centers segment.
For the year ended December 31, 2023, our workers’ compensation services, employer services, and consumer health services represented approximately 44%, 54%, and 2%, respectively, of our VPD volume. For the year ended December 31, 2023, our workers’ compensation services, employer services, and consumer health services represented approximately 64%, 34%, and 2%, respectively, of visit-related revenue in our Occupational Health Centers segment. For the year ended December 31, 2023, less than approximately 1% of our visit-related revenue in our Occupational Health Centers segment was attributable to government payor reimbursement programs such as Medicare.
We partner with approximately 200,000 employers, including 100% of the Fortune 100 and approximately 95% of the Fortune 500, as of December 31, 2023. Since 2015, we have supported the treatment of approximately 6 million occupational injuries. We currently estimate that we supported the treatment of one in every five workplace injuries in the United States for the year ended December 31, 2022 (based on the latest data from the U.S. Bureau of Labor Statistics). In the United States, 65% of employer locations are within approximately 12 miles of one of our occupational health centers and we have occupational health centers in over 80 of the 100 largest Metropolitan Statistical Areas, as of December 31, 2023. Our services are used by employers across industries, including transportation, distribution and warehousing, manufacturing, construction, healthcare, and municipal government services, among many others. Utilization is driven by occupations that have historically posed a higher-than-average risk of workplace injury and illness.
We retain and expand existing relationships and attract new employers through demonstrated performance of clinical outcomes and patient satisfaction. We believe our success is substantially due to the structures and processes that we have developed with the aim of delivering consistent and high- quality care, which we believe creates a key competitive advantage for us. See “— Workers’ Compensation Services — Injury Care”. Guided by our mission to improve the health of America’s workforce, we provide care that supports the delivery of improved health outcomes, reduced employees’ days away from work, and lower workers’ compensation costs.
We ascribe to the philosophy that injured employees recover better through early intervention and a quick return to normal activities. Our methodology focuses on increasing function to expedite the employee’s safe and sustainable return to work, helping lower medical and indemnity claims costs incurred by employers. See “Business — Workers’ Compensation Services”. In 2023, about 95% of injured employees seen by us after their initial visit were recommended for return to work in some capacity on the same day according to our internal data. Additionally, results from workers’ compensation claim studies we conducted show a 25% lower average in total claims costs and 61 fewer days per claim when using our occupational health centers instead of non-Concentra health centers. These claim studies conducted by Concentra are

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based on approximately 500,000 closed claims evaluated between 2020 to 2023 for a select number of Concentra customers, including employers and a workers’ compensation insurance carrier. Of the approximately 500,000 closed claims evaluated between 2020 and 2023, non-Concentra health centers account for approximately 412,000 claims and given this large sample size, we believe that the claim studies for non-Concentra heath centers are representative of industry data. The sample of claims includes workers’ compensation injuries from all states and jurisdictions in which the customers do business and was obtained via the customer’s claims/risk management information system. With this data, we compared the total claims cost and case duration of injuries that were treated through Concentra’s network versus all other non-Concentra health centers and the results demonstrate our performance in reducing claims costs and lowering case duration. See “Market and Industry Data”.
Our clinical and operational expertise is the foundation for continued growth. We intend to pursue continued organic growth within our existing occupational health centers and onsite health clinics at employer worksites and to take advantage of opportunities to continue to grow our footprint and base of customers via strategic acquisitions and the opening of new centers in key markets. We are currently building adjacent service offerings including employer-focused advanced primary care solutions and behavioral health workers’ compensation capabilities, in addition to growing our specialist program, and expanding our mobile health and episodic specialty testing services. We are leveraging our position to innovate and implement new solutions and programs that enable better health outcomes and support our sustainable long-term growth and performance.
We believe our track record of strong financial performance demonstrates our ability to access and deploy capital to expand services and infrastructure, as well as deliver differentiated business outcomes. We have a track record of revenue growth and strong Adjusted EBITDA and net income margins. We believe our ability to leverage our proprietary systems, processes, models, and tools has allowed us to generate consistent business growth while maintaining favorable margins. For the three months ended March 31, 2024, net income margin was approximately 11% and adjusted EBITDA margin was approximately 21%. For the year ended December 31, 2023, net income margin was approximately 10% and Adjusted EBITDA margin was approximately 19%. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to net income and net income margin, the most directly comparable financial measures presented in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Information.”
Our Industry
Occupational Health Services
In advanced economies such as the United States, occupational health services emerged to protect the health and safety of employees, as well as the financial integrity of businesses that make innovation, productivity, and growth possible. Occupational health services focus on the diagnosis and treatment of work-related injuries and illnesses (workers’ compensation services) and employer services such as examinations, physicals, tests and screenings, vaccinations, and a range of consultative services designed to protect employees from workplace hazards.
Workers’ Compensation Services
Workers’ compensation insurance provides coverage for medical and indemnity (lost time) costs incurred by employees who experience work-related illnesses or injuries. In 2022, there were an estimated 3.5 million work-related injuries and illnesses in the United States according to the U.S. Bureau of Labor Statistics, up 7.8% from 2021, when the total cost of work-related injuries was an estimated $167.0 billion according to The National Safety Council.
Workers’ compensation laws and regulations vary by state, so the specific details of coverage and reimbursement will differ based on the location of the workplace and the laws that govern workers’ compensation in that state. The cost of medical care provided for workers’ compensation services is generally determined by either a state fee schedule or UCR guidelines, based on the relevant regulations. Our managed affiliated professional medical groups that we contract with to provide healthcare typically receive reimbursement for workers’ compensation services via the employer’s insurance carrier or third-party

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administrator, based on the fee schedule established by the state in which the injury occurred. The fee schedule outlines the maximum amount that will be paid for various medical services provided.
Healthcare providers are typically reimbursed based on these predetermined rates with no co-pays or deductibles involved. In limited cases where a state does not have an established fee schedule, UCR guidelines are used to determine reimbursement. Our workers’ compensation revenue is driven by a combination of visit volume and rate growth. Historically, based on Concentra data, annual growth in workers’ compensation visit-related incremental revenue contributed specifically by reimbursement rates (e.g., state fee schedules and UCR guidelines) averaged approximately 3% from 2016 to 2023. Given the stringent requirements for workers’ compensation services, and due to the variation on a state-by-state basis, it is difficult for multi-site employers to adopt uniform policies to administer, manage, and control the costs of employer benefits.
Employer Services
In addition to workers’ compensation services, the other major service category of the occupational health services industry is employer services. Employer services include physical examinations and evaluations, drug and alcohol screening and other employer services. Employer services are designed to promote optimal workforce health and productivity, reduce potential occupational health risks (such as musculoskeletal injury and effects of hazardous exposure) and support employers’ efforts to effectively manage healthcare and workers’ compensation costs. The structure of pricing and reimbursement for employer services is different from that of our workers’ compensation services. For employer services, providers negotiate market-based pricing with and are paid by employers or third-party administrators that specialize in managing employer services for employers rather than an insurance carrier.
Physical examinations and evaluations include pre-placement, post-offer, and human performance examinations that help ensure employees can safely perform the jobs to which they are assigned, DOT examinations for commercial drivers, Federal Aviation Administration examinations for pilots, and fire/police examinations and respirator clearance and fit tests. We performed more than 2 million physical examinations across our occupational health centers during 2023.
Drug and alcohol screening services are performed when employers choose to screen employees for drugs and/or alcohol to promote a safer workplace. There are various types of drug and alcohol screens, including 5-panel and 10-panel drug screens that follow the parameters of applicable state and federal laws for non-regulated employment drug testing, including pre-employment drug testing, random drug testing, post-accident drug testing, and reasonable suspicion drug testing. We performed more than 3 million screens across our occupational health centers during 2023.
In addition to physical examinations and drug and alcohol screenings, there are a variety of other employer services to help keep employees safe and healthy, including a range of preventive services including job site analysis, worksite evaluation, vaccinations, athletic training, and a range of health coaching and education.
Occupational Health Services Industry Trends
Since the introduction of the Occupational Safety and Health Act of 1970, much progress has been made to improve the safety and health of workers in the United States. Worker deaths and the incidence of injuries and illnesses have declined due to the collective efforts of OSHA, employers, workplace safety organizations, and occupational health service providers among others. Despite heightened awareness, improved training, and advanced safety technology, the rate of injuries and illnesses among the growing workforce has stabilized over the past five years according to the U.S. Bureau of Labor Statistics in part due to the below industry trends. Our mission to improve the health of America’s workforce and our comprehensive occupational health service offering addresses the full continuum of workplace health — providing employer services to promote worker health and support the prevention of workplace injuries and illnesses from occurring in the first place and providing high quality workers’ compensation injury and physical rehabilitation care when they do. We believe we are well positioned and acutely focused on delivering full scale services to address evolving occupational health services trends.

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Among the trends supporting our growth are:

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The United States workforce is large and growing.   There are approximately 156 million non-farm employees on payroll in the private and public sectors as of the end of 2023 according to the U.S. Bureau of Labor Statistics. While the pandemic did have an impact on employment in the United States, there has been consistent growth otherwise and employment is up 3% compared to 2019 levels. The strong labor market is an attractive foundation for our business as it contributes to a larger pool of employers and employees that need our critical, high-quality occupational health services.

U.S. Employment (millions)

Source: U.S. Bureau of Labor Statistics
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The employed population, is continuing to age.   By 2030, 25% to 30% of U.S. employees are projected to be over age 55 according to Bain & Company. Injury frequency has increased for four consecutive years for workers ages 65 and older with more days away from work according to The National Council on Compensation Insurance.

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New, less experienced employees have higher rates of injury.   In a Travelers study of five years of claims data in manufacturing, employees with either over 25 years of experience or 10 to 14 years of experience represented the smallest percentage of claims (7% and 8%, respectively). Manufacturing employees in their role for less than a year had 28% of claims by volume and 24% by cost. Travelers found the trend even more pronounced for small businesses. Small business employees in their role for less than a year had 42% of claims by volume and 43% by cost. Labor-intensive industries have historically posed a higher-than-average risk of work-related injury and illness.

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Inadequate labor force participation rates in all industries are contributing to stress, burnout, and higher injury rates among active workforces.   In February 2024, the U.S. Chamber of Commerce reported that if the labor force participation rate were at February 2020 levels, there would be an additional 2.2 million people in the current workforce. As a result of the inadequate labor force participation levels, understaffed work environments with overtime and extended work hours can lead to higher stress and injury rates, especially in construction, warehousing, healthcare, transportation, and manufacturing — industries in which we have our most significant experience in injury prevention and injury care.

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Work-related hazardous exposures are widespread, resulting in significant work-related health concerns.   An estimated 40 million employees in more than 5 million workplaces are potentially exposed to hazardous chemicals alone according to OSHA. Chemical exposures are believed to result in 190,000 illnesses and 50,000 deaths annually according to OSHA. Other hazardous exposures include noise, radiation, heat, infectious disease, and ergonomic risks (e.g., heavy lifting, repetitive motions, vibration).

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An increase in claims involving comorbidities is contributing to higher rates of work injury and higher workers’ compensation costs.   Another trend seen in workers’ compensation claims according to the National Council on Compensation Insurance is a rise in comorbid conditions that makes recovery more difficult and increases workers’ compensation costs. Common comorbid conditions include obesity, diabetes, and hypertension. When comorbid conditions are present, claims are more complex and of longer duration, often involving complications or disability.

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Higher prevalence of depression and anxiety is contributing to increased injury rates and workers’ compensation costs.   Approximately 50% of injured employees experience clinically-related depressive symptoms at some point, usually within the first month of injury according to MedRisk. The National Safety Council reports that both moderate and severe mental health distress is linked to a greater risk of workplace accidents. The Business Group on Health 2024 Large Employer Health Care Strategy Survey found that 77% of large employers reported increasing workforce mental health needs. We believe our services across various channels are well positioned to help serve these employees.

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Employers and employees are seeking more cost-effective healthcare solutions in the wake of what is frequently thought to be a breakdown of the current healthcare environment.   We believe we are well-positioned to step into an expanded role to provide occupational health and advanced primary care services for employers and their employees through our occupational health centers, our onsite health clinics, and our telemedicine business.

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Conventional urgent care faces significant challenges due to labor costs and declining economics.    Urgent care centers emerged in the 1970s and grew slowly initially, becoming more well-received in the early 2000s as a strategy by hospitals and insurers to divert people needing immediate care from emergency departments. Today, concerns with urgent care include the variability of services between different centers, an oversaturation of the market, urban/rural disparities in access to urgent care, and a lack of specialized expertise in occupational health.

Our Competitive Strengths
We believe we are differentiated by the following set of distinctive strengths:
Leader in Occupational Health Services
We are the largest provider of occupational health services in the United States by number of locations, as of March 31, 2024, with a significant national presence. We have approximately 11,000 colleagues and affiliated physicians and clinicians as of December 31, 2023 who supported the delivery of care to more than 50,000 patients per business day on average for 2023. The vast majority of these patients work for one of our approximately 200,000 employer customers, which include approximately 100% of the Fortune 100 companies and 95% of Fortune 500 companies. As of March 31, 2024, we operated 547 stand-alone occupational health centers in 41 states and 151 onsite health clinics at employer worksites in 37 states.
Concentra Telemed®, our telemedicine solution for the treatment of work-related injuries and illnesses and employer services, expands access to our quality care beyond our occupational health centers and onsite health clinics and is available 24 hours, 7 days a week. In total, we deliver services across 45 states and the District of Columbia. In the United States, 65% of employer locations are within approximately 12 miles of one of our occupational health centers and we have occupational health centers in over 80 of the 100 largest Metropolitan Statistical Areas, as of December 31, 2023. We believe our size and scale enable us to offer our customers and their employees access to high-quality care and a consistent customer experience through our service delivery channels to ensure we meet the customized needs of our customer workforce.
High-Quality Care and Clinical Outcomes
We were founded in 1979 by physicians focused on delivering high-quality occupational health services with clinical outcomes supported by empirical data based on studies we conducted and internal analysis, including:
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Lower average total claim cost:   25% lower than non-Concentra claims from 2020 to 2023 based on claim studies;

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Fewer days per claim:   61 fewer days than non-Concentra claims from 2020 to 2023 based on claim studies; and

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More productive employees:   Approximately 95% of injured employees seen by us after their initial visit in 2023 were recommended for return to work in some capacity on the same day based on our internal data.

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See “ Company Overview” and “Market and Industry Data”.
We are a trusted provider of occupational health services in the United States today because of our focus on these core competencies over the past 45 years. We support licensed clinical professionals who have extensive experience and are specially trained in occupational health services. They aim to apply their deep knowledge of occupational health services, proven methodologies, and evidence-based clinical guidelines to support rapid and sustainable recovery and return to work. We have established a model for workplace health and our Medical Expert Panels work to identify health trends, research new treatment approaches, monitor regulatory changes, and develop clinical practice guidelines and best practices. We maintain policies and procedures to ensure ongoing compliance with standard regulating bodies, including OSHA and the DOT.
Additionally, our clinical team is supported by a clinical analytics department that evaluates both individual and aggregate practice patterns to provide objective insights for systematic, continuous clinical improvement. Recent workers’ compensation claim studies demonstrate lower average total claim cost and days per claim for our occupational health centers versus non-Concentra health centers. We leverage our collective experience across millions of cases across our network of occupational health centers and onsite health clinics to deliver improved outcomes. We are driving data interoperability with industry partners to increase efficiency and optimize clinical outcomes.
Diversified Service Offering
We provide a range of workforce health products and services via our occupational health centers, our onsite health clinics and our telemedicine platform to help employers keep their employees safe, healthy, and productive, including consultation and program management for specific industry sectors, such as wholesale and retail distribution, transportation, manufacturing, construction, restaurants, entertainment services and business and health services. Medical and therapy clinicians deliver comprehensive work injury care using an early intervention approach to treatment for rapid, sustainable recovery. Our occupational health services offering extends our capabilities beyond our facility footprint and allows us not only to treat workplace injuries, but also to create programs that prevent those injuries in the first place. We provide preventive and workforce management solutions that strive to keep employers compliant with local, state, and federal employment guidelines.
Employers benefit from services focused on injury and illness prevention and compliance, including pre-placement and DOT physicals, substance abuse testing, travel health, vaccinations, and job site analysis. We also designed our service offering to facilitate employees’ access to care regardless of care setting. Episodic specialty testing services and mobile health services bring vaccinations, screenings, physical examinations and evaluations and work-related testing options directly to the worksite. In addition to our occupational health centers and our onsite health clinics and employer services, we leverage technology to support patients throughout the care continuum with our tech-enabled platform that enables complimentary transportation to our occupational health centers and virtual care via telemedicine. We believe this comprehensive service offering enables us to build strong relationships with our customers and has increased the number of employers who may utilize our services.
Operational Excellence
We are focused on supporting the delivery of a high-quality patient experience and positive medical outcomes. Our results are driven by automated processes and workflows, proprietary systems and technology, and proficiency honed over our years of experience as an occupational health services provider. Beyond our infrastructure and capabilities, our corporate vision inspires our strong culture of welcoming, respectful and skillful colleagues that put our customers and their employees first. Our Orange Book sets forth our culture and guiding philosophy, describes our principles of exceptional service delivery, and provides daily motivation to our colleagues nationwide. We assess our performance against our goals in several ways, including by measuring and monitoring patient satisfaction from surveys and reviewing our ratings on external websites and incorporating customer service metrics in our colleague and management performance and incentive plans. Based on over one million annual patient surveys conducted by the Company, over 70% of patients rate us a 9 or 10, on a scale of 1-10, on overall satisfaction with their center visit over the last three years.

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Patient Satisfaction

Note: Patient Satisfaction represents the percentage of patients rating their visit experience a 9 or 10, on a scale of 1-10.
Deep and Diverse Customer Relationships
As of December 31, 2023, we partnered with approximately 200,000 employers nationwide, including 100% of the Fortune 100 companies and approximately 95% of the Fortune 500 companies, supporting approximately 370,000 employer locations. Our employer customer count has increased approximately 40% since 2014, and our diverse and long-tenured client base includes companies from multiple industries including wholesale and retail distribution, transportation, manufacturing, construction, restaurants, entertainment services and business and health services. Services provided to our largest employer customer and its employees account for approximately 3% of total revenue, and to the top 1,000 employer customers and their employees comprise approximately 40% of total revenue as of 2023. In addition, 99 of our top 100 customers as of 2023 have been our customer for at least ten years. We have strong relationships with payors (insurance carriers and third-party claims administrators) built over time by tenured administrative and operational leaders. For example, major ecosystem partners have been with us for more than 20 years on average, as of March 31, 2024. Our local management teams work closely and collaboratively with our customers’ local management to discuss business needs and outcomes and highlight new products and services to ensure we are delivering on our mutual goals.
Track Record of Innovation
Over our more than 45-year history, we have played an important role in creating the workplace healthcare industry model that exists today and we continue to advance, innovate and support the delivery of medical care for employees. Technology continues to be at the forefront of our strategic vision, and we continue to make advancements by introducing key technologies that focus on delivering an exceptional colleague and customer experience.
One example is the Concentra HUB, our robust occupational health customer portal, which makes it easier and more convenient for employers, insurance carriers and third-party claims administrators to access the information they need. This self-service, online tool offers 24 hours, 7 days a week access and enables our customers to authorize services to be performed at our occupational health centers and Concentra Telemed, view patient test results and reports, manage account and contact information, designate user access and permissions, pay invoices, and submit customer support requests. Over half of our employer customers utilize Concentra HUB with the potential for continued growth as we constantly add novel features to this proprietary platform.

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In addition, we have made material investments in technologies designed to provide a fully digital experience to patients and customers and our omnichannel capabilities deliver seamless access to information across multiple channels. We are also driving data interoperability with industry partners to increase efficiency and optimize clinical outcomes and we are leveraging artificial intelligence and machine learning to build predictive models to support patient care.
Focus on Growth
Our infrastructure, experience and patient outcomes allow us to continue strategic growth in our current business as well as expansion into adjacent, mission-aligned markets. Our experience in growing our presence and offerings to meet the evolving needs of our customers includes the completion of over 200 transactions since the Company’s inception. For example, we have 698 total occupational health centers and onsite health clinics as of March 31, 2024, an increase from 438 locations as of December 31, 2015. Our occupational health center footprint has almost doubled over the past five years to 547 occupational health centers as of March 31, 2024, through both acquisitions and de novo locations. Our model for evaluating and executing on our growth plan includes a time-tested, turnkey process and technology transition with a focus on solid customer experience and retention, expected clinical and business outcomes, and an expedited return on investment. We continue to grow our onsite health clinics at employer worksites and telemedicine businesses with new use cases, additional service offerings, and expanded customer audiences which provide additional opportunities for new customers and growth within our existing customer base.
Experienced Leadership
Our executive leadership team brings 275 years of combined experience with us and a strong track record of performance and business growth in the occupational health services industry. The executive leadership team is responsible for mapping strategies and key initiatives, providing direction, and engaging colleagues throughout the organization to achieve our common goals. In addition, the executive leadership team is supported by our organizational infrastructure comprised of seasoned leaders in medical, clinical services, operations, sales, technology and other areas to ensure alignment, coordination, and execution of enterprise initiatives. Together, they strive to ensure efficient management of resources and effectively collaborate to deliver on objectives, respond to evolving business needs, and drive our outstanding company culture.
Our Growth Strategy
Across our 45-year history, we have demonstrated a consistent growth trajectory, with a track record of revenue growth and strong Adjusted EBITDA and net income margins. The potential for continuing our strong and sustainable growth is founded on the execution of our core set of diversified and proven strategies.
Driving organic growth.   We grow same-center visit volume and revenue by capturing market share through customer acquisition and retention. As a longstanding nationwide provider of occupational health services, we believe our trusted brand and high visibility locations provide ample awareness and name recognition which serve as a solid foundation for acquiring and retaining business.
Customer acquisition efforts are bolstered by our sophisticated multi-channel sales and marketing capabilities. Our sales team is organized into multiple sales channels that work to identify, engage, and secure new customers of all sizes and increase the use of our services across all industries, segments, and

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geographies. Our investments in training, automation, analytics, and enablement technologies have optimized sales efficiency and productivity to ensure our growth in the occupational health services industry. Sales efforts are supported and complemented by advanced marketing strategies, content, and technologies across multiple communication channels which drive awareness and fill the sales funnels with additional employer customers. Additionally, we believe our high-quality services and reputation within the workers’ compensation and employer services ecosystems serve as a source of visits, referrals, and new customers. See “Our Competitive Strengths — Operational Excellence” and “Our Competitive Strengths — High-Quality Care and Clinical Outcomes”.
We aim to maintain customer satisfaction and high rates of customer retention through our support of the delivery of quality care, improved clinical outcomes, and an outstanding experience. Our ongoing occupational health center and technology investments enable our colleagues to deliver a high-quality employer and employee experience. Additionally, our technology investments in data exchange and interoperability with occupational health ecosystem partners are designed to improve the ease and accuracy of doing business and enhance operational efficiency. Beyond technology, we value and promote the important human element in maintaining and growing relationships. Our high-touch approach to account management is supported by sales, digital marketing, our effective clinical and operational infrastructure at the local level, and leadership engagement with multiple decision makers at the enterprise level of our large employer customers and key payors.
Our organic visit growth has been historically accompanied by increases in fee schedules and reimbursement rates across service lines to ensure commensurate gains in revenue. For workers’ compensation, we work directly with workers’ compensation regulators on fee schedule initiatives and pricing legislation with the goal of ensuring fair reimbursement for the medical care that is provided by the clinicians we support. For employer services, we negotiate market-based pricing directly with employers and third-party administrators. From 2016 to 2023, annual growth in visit-related incremental revenue contributed specifically by reimbursement rates averaged approximately 3% for each of workers’ compensation, employer services, and on a total basis.
Annual Growth in Incremental Revenue from Rate (YoY %)

Note: Represents average growth in incremental revenue from rate across workers’ compensation and employer services
Executing strategic acquisitions and de novos.   We have applied a robust strategy of acquiring existing occupational health centers and building new de novo centers as a key part of our growth into the largest provider of occupational health services in the United States by number of locations, as of March 31, 2024. Our past strategic transactions have filled gaps in existing geographic markets or granted us entry into new markets to enable us to offer existing and new customers expanded access to occupational health services. Our current management and support teams have significant experience executing transactions of all sizes, from single occupational health center tuck-ins to a single transaction for 200+ occupational health centers.
We seek to leverage our best practices, workflows, systems, support infrastructure, and relationships to deliver enhanced clinical and business outcomes in an accelerated manner. We believe the pipeline for future transactions remains strong and diversified and that prospective sellers view us as a desirable partner due to our nationally recognized reputation, engagement approach, and streamlined processes which lead to mutually beneficial outcomes.

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Our new de novo health centers complement our acquisitions and afford us the flexibility to select an exact location and buildout that is ideally suited for our footprint expansion and facility needs. Our market and site selection process leverages traffic data, demographics, customer interest, business intelligence, and industry mix figures to provide a “heat map” of the United States in order to identify ideal locations for productive and profitable occupational health centers. We have extensive experience in lease negotiations, facility design, recruiting and staffing, and sales and marketing to support successful launch and operations. With a focus on leveraging our existing employer customer relationships to ramp quickly, our recent de novos have on average reached their first profitable month in the first three months of operation.
Our expansion interest extends beyond adding new occupational health centers — the onsite health services market is highly fragmented and offers numerous acquisition opportunities. We have acquired a select number of onsite health clinics in recent years primarily focused on occupational health services and will continue to evaluate additional opportunities. Our growth plan for employer-sponsored primary care expands the scope of our acquisition targets to primary care-oriented onsite health clinics as well as those offering both primary care and occupational health services. Additionally, mobile health services and episodic specialty testing services offer greenfield opportunities due to the varied number, size, and scope of currently available worksite focused solutions.
Expanding our service offerings.   We are continually evaluating and expanding our workers’ compensation and employer services offerings at our occupational health centers. Our clinical and regulatory expertise helps us understand evolving requirements, guidelines, and best practices to support our customers’ goal of keeping their employees healthy and productive. We can quickly introduce new tests and physical examinations due to insights from our industry-recognized medical experts, our relationships with the major labs and diagnostic companies, and our participation in third-party employer services administrator networks. The COVID-19 pandemic showcased our ability to rapidly develop and deploy screening and testing services to support patient and client needs.
Our onsite health services have grown by expanding episodic specialty testing services and mobile health services. We are in late stages of adding an advanced primary care service offering at our onsite health clinics to further expand our service offerings. Advanced primary care focuses on total person care to help participants identify, manage, and positively impact their chronic health conditions through addressing medical, behavioral, and social determinants of health. The goal of this approach is not only individual patient improvements, but also to help ensure measurable population health improvements, which translate to lower employers’ healthcare spend.
Like our onsite health clinics, Concentra Telemed has expanded beyond workers’ compensation services to offer employer services such as screening evaluations for employees with potential work-related exposures. In addition to expanding employer services, we are poised to leverage our clinical expertise and virtual care platform to address workers’ compensation behavioral health services. This expansion is designed to address previously unmet needs and growing demand due to an insufficient number of behavioral health providers and the absence of an organized delivery model. We believe we possess the innovative mindset, development processes, clinical expertise, operational infrastructure, and go-to-market capabilities to successfully develop, launch, and grow new products and services.
Investing in adjacent business areas and geographies.   As the largest provider of occupational health services in the U.S., we believe we are well positioned to acquire businesses in areas which are adjacent and complementary to our current occupational health services offering and will be aligned with our mission and business goals. Examples of horizontal and vertical integration approaches include workplace safety and specialty care. These additional avenues for strategic capital deployment would diversify our service offering, broaden our available market opportunity, and allow us to leverage our strong customer relationships and infrastructure.
Our Operating Segments
Our business is organized into three operating segments based primarily on the type or location of occupational health services provided:

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Occupational Health Centers:   The Occupational Health Centers segment encompasses the occupational health services we deliver at our 547 health center facilities across the United States. In this segment, we serve all types of employers, from Fortune 500 to small businesses.

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Onsite Health Clinics:   Our Onsite Health Clinics segment delivers occupational health services and/or employer-sponsored primary care services at an employer’s workplace, including mobile health services and episodic specialty testing services — we deliver our services at 151 on-site locations. In this segment, we serve medium to large-sized employers.

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Other Businesses:   Our Other Businesses segment is comprised of several complementary services to our core occupational health services offering and includes Concentra Telemed, Concentra Pharmacy and Concentra Medical Compliance Administration. In this segment, we serve all types of employers.

As a percentage of revenue for each of the three months ended March 31, 2024 and the year ended December 31, 2023, our Occupational Health Centers, Onsite Health Clinics and Other Businesses segments represent approximately 95%, 3% and 2%, respectively. Together, all operating segments are aggregated into a single reportable segment in our financial statements based on similar services provided, service delivery process involved, target customers, and similar economic characteristics.

	Occupational Health Centers	Onsite Health Clinics	Other Businesses
Description	Network of centers offering occupational health and other services to a large number of employer customers	Clinics dedicated to a single employer’s worksite offering occupational health, advanced primary care, and other services	Telemedicine, pharmacy repackaging operations, peer review, and third-party employer services administration
# of Facilities	547	151	N/A
Types of Employer Customers	All types of employers, from Fortune 500 to small businesses	Medium to large-sized employers	All types of employers
Service Lines Offered	All segments offer Workers’ Compensation, Employer Services and Consumer Health
Occupational Health Centers
Our occupational health centers offer a range of occupational health services including work-related injury and illnesses treatment (workers’ compensation services), employer services, consumer health and urgent care services, and preventive services.
Services
Occupational health services are focused on the diagnosis and treatment of work-related injuries and illnesses (workers’ compensation services) and employer services such as examinations, physicals, tests and screenings, vaccinations, and a range of consultative services designed to protect employees from workplace hazards. For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 45%, 53%, and 2%, respectively, of our VPD volume. For the three months ended March 31, 2024, our workers’ compensation services, employer services, and consumer health services represented approximately 64%, 34%, and 2%, respectively, of visit-related revenue in our Occupational Health Centers segment. For the year ended December 31, 2023, our workers’ compensation services, employer services, and consumer health services represented approximately 44%, 54%, and 2%, respectively, of our VPD volume. We believe our success is measured by the quality of care

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we provide at our occupational health centers. We have extensive experience, and the medical professionals in our centers are licensed and specially trained in workplace health and workers’ compensation. We maintain policies and procedures to ensure ongoing compliance with standard regulating bodies, including OSHA, the DOT, the Americans with Disabilities Act (“ADA”), the Family and Medical Leave Act, the National Fire Protection Association, law enforcement standards, and many others.
Workers’ Compensation Services
For the year ended December 31, 2023, we had a total of 5.7 million workers’ compensation visits and treated approximately 787,000 initial injury visits. Our specially trained, affiliated occupational health clinicians and therapists provide high-quality care according to our outcomes-based clinical practices and rigorous standards of care designed to create a cohesive solution that achieves optimal results. See “Our Competitive Strengths — Operational Excellence” and “Our Competitive Strengths — High-Quality Care and Clinical Outcomes”.
Injury care
There are several channels through which an injured worker with a workers’ compensation injury and claim comes to us for care. For example, an injured worker in need of care can be directed to Company via their workers’ compensation insurance carrier or third-party claims administrator. A healthcare professional may direct an injured worker to the Company. In addition, an employer may direct its employee to the Company, or an injured worker may locate the Company without a referral. We manage workers’ compensation claims and injuries based on the approach and evidence-based practice model detailed further below. Our affiliated clinicians and team will typically monitor and manage the case and claim as an injured worker receives the necessary medical care, physical therapy and specialty care.
Our affiliated physicians and other clinicians are qualified to treat most work-related, non-life-limb-eyesight-threatening conditions including, but not limited to, those outlined below. We immediately refer serious conditions to the nearest emergency department.
Injury Care
• Abrasions • Allergic reactions • Back injuries • Bites • Broken bones	• Cumulative trauma • Eye injuries • Heat-related disorders/exposure • Injuries from falls or lifting • Burns	• Joint injuries • Lacerations • Rashes • Skin conditions • Musculoskeletal disorders
Our affiliated physicians and other clinicians focus on applying their deep knowledge of occupational health services, utilizing proven methodologies to manage care using a blended and balanced approach and skillful management of the processes and events that make up the structure and flow of an individual case. Clinicians assume a leadership role and direct activities on an ongoing basis. Our centers have established processes designed to optimize case outcomes. Our Clinical Analytics and Quality department monitors clinical and non-clinical outcomes on an ongoing basis, including measures such as restoration of function and return to work, to inform our management of individual cases and develop best practices designed to optimize patient outcomes. We incorporate the findings from the Clinical Analytics and Quality department where appropriate to enhance our provider and staff training, auditing and monitoring programs across our facilities. Ongoing analysis of our clinical outcomes by our Clinical Analytics and Quality department continues to inform us on those best practices to help achieve optimal outcomes.
Our process to optimize case outcomes also is designed to identify early intervention and proactive prevention techniques. For example, as part of our case management process, we proactively communicate with employers and employees to discuss progress, and we schedule re-checks if needed to support recovery. Our data demonstrates that timing of recheck visits and referrals to physical therapy, advanced imaging and specialists all correlate with positive outcomes. Our affiliated medical clinicians, therapists and specialists

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complete an orientation curriculum that is inclusive of a clinical model with a focus on early intervention and close case management, thus improving consistency in treatment and outcomes.
Our evidence-based practice model is delivered in a consistent manner in all our locations. In addition, each affiliated MSA clinician is provided an individualized quarterly clinical outcomes report to reinforce consistent and optimal practice patterns. Clinical outcomes are reviewed monthly and clinician leaders are provided a quarterly clinical outcomes scorecard to ensure consistency across centers and geographies.
Physical therapy
Physical therapy is a key component of our solution for work-related injury care and our occupational health centers provide workers’ compensation physical therapy on site. We offer physical therapy, occupational therapy and ATC services that can be tailored to address a range of musculoskeletal conditions. We believe early intervention is critical to optimize an injured employee’s comfort, mitigate injury acuity, and expedite a safe return to work. We also find this methodology can help avoid more invasive, costlier tests and treatments, such as injections, MRIs, specialist visits, and unnecessary surgical procedures.
In addition to managing musculoskeletal disorders, our therapists can provide a range of preventive services, such as exercise programs, educational programs, and return-to-work coordination, including:
Physical Therapy
• Functional job analyses • Ergonomic assessments • Work conditioning • Injury and illness assessment and first aid management	• Preventive musculoskeletal screening • Body mechanics training • Employee education	• Post-offer, pre-placement functional testing • Occupational and hand therapy services
Our research of millions of work-related injury cases demonstrates that early intervention is critical to mitigating injury severity, expediting a safe return to work and quickly restoring function. Specifically, the basic tenets of our comprehensive therapeutic approach include:
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Early intervention.   Muscle atrophy and nerve changes can begin within 24 hours of injury. Early intervention acts to prevent these changes by treating injured employees as early as possible.

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Early motivation.   A positive first experience with the clinician and therapist motivates the employee and helps to creates a “healing” attitude that has been shown to shorten rehabilitation time.

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Active, functionally based treatment.   The use of therapeutic exercise to help the injured employee build strength, improve balance and coordination, increase flexibility, stimulate the cardiovascular system, and relieve musculoskeletal stiffness, fatigue, and pain.

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Collaboration.   Successful recovery requires collaboration between the affiliated therapist, affiliated physician, payor, and employee. The ability to work together to ensure quality outcomes for each employee is achieved with this close communication and team approach.

Specialty care
We have relationships with specialist physicians in our Concentra Advanced Specialist network who offer surgical and non-surgical intervention for musculoskeletal injuries, acute work-related conditions, and other disabling injuries. In many of our markets, these specialists maintain weekly office hours at our occupational health centers, providing an added level of convenience, clinical continuity, cost containment and improved patient outcomes and experience. In addition to our Concentra Advanced Specialists network, we have established relationships with local providers and hospital systems to facilitate care management and access to specialists, timely appointments, and continuity of care.
Workers’ Compensation Philosophy and Approach
Our relationships with our employer customers, insurance carriers and third-party administrators help to quickly intake injured workers to Concentra for injury care. We deliver an integrative care model where

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medical and therapy clinicians collaborate in real time to expedite appropriate access to care. Our data informs us that early intervention with appropriate measures shortens rehabilitation time and delays in providing patient care services to injured employees result in prolonged case duration and higher cost per case. With our team-based approach, our patients enjoy the benefits of same- day physical therapy intervention and greater access to specialist care. On the day of the initial injury visit, if the physician determines that the patient will benefit from physical therapy, that physician can walk the patient over to our PT department and the therapist can appropriately begin treatment.
Additionally, early intervention key metrics are measured and tracked at location- and clinician-level detail to ensure consistency of early intervention practice. These metrics include:
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Days to first recheck visit (correlates with case duration);

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Days to PT referral;

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Days to first PT visit;

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Frequency of PT visits; and

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Days to specialist referral and specialist visit.

Employer Services
In addition to workers’ compensation services, a comprehensive approach to occupational health services includes employer services. For the year ended December 31, 2023, we had 6.9 million total employer services visits, including 2.3 million physical examinations and 3.4 million drug and alcohol screens. Employer services are designed to promote optimal workforce health and productivity, reduce potential occupational health risks (such as musculoskeletal injury and effects of hazardous exposure), and support employers’ efforts to effectively manage healthcare and workers’ compensation costs. We provide a comprehensive menu of employer services, including the below:
Exams and Evaluations
• Pre-placement and post-offer physical exams • Fitness for duty exams • Return-to-work exams • Medical surveillance exams	• DOT physical exams • National Fire Protection Association and International Association of Fire Fighters exams	• Law enforcement officer physical exams • ADA-compliant ADApt® exams, job site evaluations • Human performance evaluations
Tests and Screenings
• DOT-compliant urine drug screens • Breath alcohol testing • Hair sample testing • Rapid urine drug screens	• Audiometric screening • EKGs • Pulmonary function testing • Vision testing • Vitals	• X-rays • Infectious disease screenings • Bloodborne pathogen exposure screenings
Other
• Vaccinations/immunizations	• Athletic training	• Specialist care
Consumer Health and Urgent Care
Consumer health services and/or urgent care are offered at our occupational health centers and address minor illnesses and injuries including diagnosis and treatment of minor conditions (such as colds, flu, skin conditions, back pain, and sprains), x-rays, immunizations, infectious disease tests and screenings, and laboratory tests.

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Facility / Staffing Overview
Our employer customers and patients value our nationwide footprint, across 547 centers in 41 states, and the consistent experience delivered by skillful colleagues at our facilities. Our occupational health centers average approximately 8,000 square feet in size and each facility supports an average staff of 12.5 FTEs, of which approximately 2 are medical clinicians, 1.5 are therapy clinicians, and 9 are support staff, based on 2023 information. All clinicians are trained in the provision of occupational health services. We lease all but nine occupational health centers in our portfolio. When selecting one of our occupational health center locations, consideration is given to the setting and how it will best serve our customers. Most of our occupational health centers are free-standing locations in industrial areas or industrial buildings, medical office buildings, and retail settings.
Our occupational health centers offer convenient weekday operational hours and many locations also offer evening and weekend hours. Our occupational health centers accommodate patient flow and volume and the physical dimension, layout, and staffing of each center varies depending on the location and overall scope of services. All facilities are accessible (ADA-compliant) and conform to all applicable federal, state, and local safety and disability laws. The occupational health centers maintain security services, and most offer free parking on the center property or adjacent to the center. Our signature center design uses neutral materials and colors to create a soothing environment. We optimize lighting and ensure ample seating in our waiting room. Our examination rooms are kept clean and orderly at all times, helping to ensure efficient and effective management of care.
As described in the following table, the majority of our occupational health centers’ layouts consist of support/common areas and clinical areas.
Clinical Areas
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Procedure rooms (for minor procedures)

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8 – 12 examination rooms

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Lab area — separate restrooms (ADA-compliant) for drug and alcohol collections

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Breath analysis/exam room —  to maximize privacy for federally mandated testing

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Audio testing room — a single-person booth

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Physician’s office

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Physician station — with X-ray viewing areas and privacy to enter patient data into our computer system

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X-ray facilities — a full-service X-ray room and digital file storage

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Storage area — for patient charts

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Physical therapy area, treatment areas, strength and flexibility equipment, hydro collator/freezer, and a wide variety of therapy modalities

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Onsite specialty care

Support/Common Areas
• Waiting room — seating for patients with a television • Business office — work area for clerical staff	• Manager office • Break room • Sales office	• Restroom • Records storage area • Telephone/electrical area
Onsite Health Clinics
Our onsite health clinics bring our healthcare services directly to an employer’s workplace, eliminating barriers that might otherwise prevent employees from accessing care. We offer a range of services that can be customized to fit the specific needs of each customer, including:

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Onsite Health Clinic Services
• Occupational health services • Injury care • Primary care • Urgent care	• Preventive care • Physical therapy • Athletic training services • Episodic services • Health and wellness services	• First aid • After-hours nurse triage • Telemedicine (occupational) • Pharmacy — concierge/ limited formulary (where allowed)
Advanced primary care is a new onsite health offering and approach to healthcare that looks at the entire health of the individual who is being treated. The focus is on proactive prevention by closing gaps in care and managing chronic conditions by addressing the larger social and behavioral health needs of the patient and not only treating the patient’s symptoms present at the time of their visit. According to Mercer, this approach has been shown to significantly lower the overall healthcare spending for the employer while also improving the overall health of the patient.
Clinical Care Models
Our onsite health clinics offer a variety of staffing options that accommodate the distinctive needs of each employer, including:
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Medical Oversight.   In the medical oversight model, our affiliated physicians provide medical oversight and program management to existing employer clinics. In this staffing model, our affiliated physicians oversee registered nurses (“RNs”) who are employed by our customers. Examples of our services include providing standing orders for RN clinical services, advising on clinical standard operating procedures, and providing medical guidance to RNs as needed.

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Clinician Model.   In the clinician model, our affiliated nurse practitioners, physician assistants or physicians are the primary treating providers associated with the care delivered to the eligible participants at the onsite health center. Examples of the services provided in this model include physicals, work-related injury care, urgent care, advanced primary care services and other services.

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RN Model.   The RN model enables customers to provide clinical services such as vaccinations, case management, first aid, care management, health improvement programming, biometric and other lab collections, drug testing and other clinical testing at their onsite health center.

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Preventive Model.   In the preventive model, our affiliated athletic trainers and physical therapists focus on reducing and preventing workplace injuries. Examples of the services provided include functional testing, ergonomic assessments, reducing biomechanical risk factors, first aid treatment, employee education, safety walks/talks on the job site, pre-shift warm up activities, physical conditioning, and injury triage at a client’s worksite. In many instances, these clinical professionals employed by us spend their time “on the floor” at the employer’s location, interacting one-on- one with the employees in their work environment.

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Episodic Services.   Some employers do not need a permanent onsite health center staff to benefit from our health services. Our episodic service option offers volume-based services performed at the worksite on either a one-time or recurring basis (monthly, quarterly, annually), with no long-term commitment required. Services include, but are not limited to, vaccinations, audiometric screenings, physical examinations and evaluations, drug and alcohol tests, respirator fit tests, tuberculosis tests and vision tests. We provide and manage temporary onsite staffing to deliver these services either one time or via a series of events at the employer’s location.

Clinic Design
We have learned that a well-designed onsite health clinic can help our team efficiently and effectively address the needs of our client’s employees, which contributes to a better employee experience overall. We have collaborated with our customers at various stages and in various capacities of clinic design and build-out. We have equipped and supplied onsite programs ranging in size from a 150-square foot room to a 7,800-square foot, multi-room facility, and encompass a wide array of experience in the designing, planning, and

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construction of our clients’ onsite health clinics. To optimize the employee/patient experience, we recommend comfortable surroundings with ample seating and lighting in the waiting room and exam rooms that are kept clean and orderly at all times. We provide access to reading materials focused on healthy lifestyles to help promote awareness and encourage visitors to ask questions and learn more about health-improving and health-sustaining activities.
Other Businesses
Telemedicine
Concentra Telemed is a telemedicine platform designed for the treatment of work-related injuries and illnesses. Since its launch in 2017, thousands of employees nationwide have used Concentra Telemed to connect with our affiliated professional medical group licensed clinicians using video technology. The medical experts we support estimate that up to 30% of initial injuries and up to 60% of rechecks can be seen via telemedicine. Patients receive prompt attention to relatively minor work-related medical issues, including grade I/II upper/lower extremity strains/sprains, minor neck and back strains/sprains, bruises/contusions, minor burns, abrasions/scrapes, contact dermatitis/rashes, tendonitis/repetitive use injuries, bloodborne pathogen exposures, physical therapy, transfer of care evaluations, and rechecks. New to Concentra Telemed in 2024 will be workers’ compensation behavioral health services designed to provide employees with the same convenient access to behavioral health practitioners.
Our goal is to ensure our clinicians are always available to deliver an engaging experience to telemedicine patients that helps ease anxiety and sets them on the road to recovery. We have the capability to conduct telemedicine visits in our centers during center hours, however, we primarily use our centralized telemedicine team which is available 24 hours, 7 days a week. In either case, patients experience benefits, including:
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Ease of use: employees connect using a computer, tablet, or smartphone

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Widespread access to care: employees can receive care at work, at home, or on the road

Focused on early and sustainable return to work, Concentra Telemed has conducted more than 250,000 virtual visits since inception, and we continue to expand our footprint and offerings to meet growing demand.
Pharmacy
Concentra Pharmacy is an umbrella brand created to combine our St. Mary’s, Occuscript, and ContinuityRx businesses. St. Mary’s is a Verified-Accredited Wholesale Distributor®, an accredited repackaging pharmacy founded in 1994. St. Mary’s distributes repackaged medications to our occupational health centers nationwide, which allows our affiliated physicians to dispense medications to the patient at the time of visit at no cost to the patient. Occuscript has activity in 45 states and the District of Columbia as of December 31, 2023 and enables workers’ compensation patients to present our scripts to one of our contracted retail pharmacy partners that fills the prescription at no cost to the patient. Occuscript pays the pharmacy and in turn bills the patient’s workers’ compensation payor. ContinuityRx provides convenience for workers’ compensation patients by providing our center-based, telemedicine and Concentra Advanced Specialist with the ability to offer patients a seamless mail-order pharmacy solution contracted through VectraRx, a nationally licensed mail-order pharmacy specializing in workers’ compensation.
Concentra Medical Compliance Administration
Concentra Medical Compliance Administration is a third-party administrator that helps manage substance abuse testing programs for employers with regulated or non-regulated workforces. As a division of the Company, Concentra Medical Compliance Administration has highly skilled professionals who utilize proven processes and specialized technology to deliver substance abuse program management and monitoring services. Concentra Medical Compliance Administration services include, but are not limited to, customized substance abuse management programming, workplace drug and alcohol testing, online substance abuse awareness training and random drug testing programs.

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Customers
Our primary customers are employers; ecosystem partners, such as workers’ compensation insurance carriers and third-party administrators; and patients.
Employers
As of December 31 2023, we partner with approximately 200,000 employers nationwide, including 100% of the Fortune 100 companies and approximately 95% of the Fortune 500 companies, supporting approximately 370,000 employer locations. Both our number of employer customers and our number of employer locations have increased over 40% since 2014. Services provided to our largest employer customer and its employees account for approximately 3% of total revenue and to the top 1,000 employer customers and their employees comprise approximately 40% of total revenue as of 2023. In addition, approximately 99% of our top 100 customers as of 2023 have been our customer for at least ten years.
We work with employers in some of the major industries in the United States. We serve employers with a broad geographic mix, evidenced by our center count by state of approximately 19% in California, 10% in Texas, 6% in Pennsylvania, 6% in Florida, 5% in Colorado and the remaining 54% in the other 40 states we serve. Utilization is driven by the needs of labor-intensive industries with occupations that have historically posed a higher-than-average risk of work-related injury and illness. Listed by injury incidence rate per 100 FTE (high-to-low), the top 10 industries according to the U.S. Bureau of Labor Statistics include:
1. State and Local Government (4.9) 2. Transportation & Warehousing (4.8) 3. Educational and Health Services (4.2) 4. Agriculture, Forestry, Fishing & Hunting (4.1) 5. Retail Trade (3.7)	6. Manufacturing (3.2) 7. Leisure, Entertainment and Hospitality (2.9) 8. Wholesale Trade (2.6) 9. Construction (2.4) 10. Other Services (1.8)
Our services in highest demand by employers in the foregoing industries include injury care, DOT physicals, drug screens (collection, non-regulated and regulated labs, and breath alcohol), basic physicals, audiograms, medications and injections, and Human Performance Evaluations. Our leadership team, as well as our front-line strategic and field colleagues are responsible for maintaining employer relationships. Through regular face-to-face meetings and by working closely and collaboratively with them, we focus on identifying opportunities for workforce health improvement and offering innovative solutions that are a good fit for their needs. Our customers’ goals are our goals, and we work to ensure the delivery of measurable, positive outcomes.
Workers’ Compensation Insurance Carriers / Third-Party Administrators
We maintain relationships with many of the largest insurance carriers and third-party administrators through the efforts of our Payor Sales Group, which includes Payor Sales Directors, Regional Payor Sales Directors, a Senior Vice President of Payor Sales, and our Director of Sales, as well as other team members and our leadership team. This team works with injury claims management as well as claims adjusting staff to maintain our position in network, assist in issue resolution, create understanding of our medical model, and solidify our product offerings of physical therapy, specialty care, and pharmacy solutions. Examples of workers’ compensation carriers and third-party administrators include Sedgwick, Gallagher Bassett, Travelers, Liberty Mutual and Chubb. Examples of non-injury third-party administrators include eScreen, First Advantage, DISA, Comprehensive Health Services and Vault Workforce Screening.
Patients
We support the delivery of care to approximately 50,000 patients each business day on average for a total of approximately 13 million patient visits in 2023. The vast majority of patients are employees of our employer customers and work in labor-intensive industries. They receive care delivered by trained occupational health services clinicians and therapists in accordance with our outcomes-based clinical practices and

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rigorous standards of care. Patients can expect a warm greeting, prompt check in, and personalized treatment. We are committed to delivering an exceptional experience as evident in our turnaround times, our high patient satisfaction scores, and our continued technology investments to ensure we continue to exceed patient expectations.
Competition
The occupational health services industry is extremely competitive and highly fragmented. The competitive landscape is constantly evolving and has seen a rising trend of consolidation in recent years. We expect the level of competition to increase and become more sophisticated and scaled. Our competition can be broken down by our main service lines as follows:
Occupational Health Centers
Our occupational health centers compete with local independent occupational health practices, regional occupational health players, hospital-owned occupational health clinics, and urgent care providers.
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Independent occupational health practices are a significant source of competition and are mainly comprised of groups with 1-3 locations dedicated to a single market.

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A select number of occupational health groups have grown to become regional players. These groups are typically confined to a few markets or states with 10-68 total locations. Some of these players are backed by middle-market financial sponsors, as the occupational health services industry has seen an uptick in private equity participation pursuing a consolidation strategy in recent years. Some examples of regional groups include Nova Medical Centers, MBI Industrial Medicine, and Akeso Occupational Health.

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Hospital-owned occupational health clinics are another major area of competition, typically with 1-3 locations in a single metro area, but some have greater scale and reach. Examples of larger hospital-operated occupational health groups include Kaiser Permanente and Banner Health. There has been an increasing trend in recent years of hospitals divesting these practices often viewed as non-core to the health system.

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Our occupational health centers also face competition from consumer-focused urgent care providers like American Family Care Urgent Care and CareNow Urgent Care which offer occupational health services as an ancillary service line. While these groups lack specialized expertise in occupational health services, their large size and scale enable them to compete in this space.

Onsite Health
The onsite health space is generally comprised of provider groups that offer employers two main categories of healthcare services for employees — occupational health services and/or employer-sponsored primary care. Our onsite health clinics offer both service lines, currently with a greater focus on occupational health. We compete with onsite operators that offer one or both services, and there is a wide range of competitors in the marketplace from small local groups to large national platforms.
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There are several national companies with hundreds of onsite health clinics that focus largely on primary care onsite services but also offer occupational health onsite services. Some of the larger players in this segment of the competitive landscape include Premise Health and Marathon Health.

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A few large onsite providers focus on occupational health services and also offer primary care onsite services, similar to our current onsite business mix. Examples include Medcor and Pivot Onsite Innovations.

Other Businesses
There is also competition amongst our ancillary service lines:

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Telemedicine — We are a provider of telemedicine services focused exclusively on occupational health services and workers’ compensation. We compete with smaller platforms that focus on

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occupational health services and workers’ compensation and with larger telemedicine companies that offer occupational health services as a small piece of their business.
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Third-party employer services administration — Concentra Medical Compliance Administration competes in a fragmented market with a large number of third-party administrators across the country.

Our Support Infrastructure
Our supporting infrastructure is comprised of groups that are aligned to perform essential services that help us achieve our overall goals and objectives. Three foundational verticals — Medical Operations, Clinical Services, and Operations — support all Concentra facilities and operating segments from the location-level up to the executive-level. The diagram below outlines the structure of these three verticals. In addition, there are several other groups that support our infrastructure across all operating segments: Information Services, Sales, Marketing/Product, Government Relations and Reimbursement, and Human Capital Management. Each of these support groups is detailed below.

Note: Clinical Services include Therapy and Specialty.
Medical Operations
Our affiliated physicians and clinicians lead the medical function of each of our locations and points of care, and are supported by a broader infrastructure assisting with operations. The licensed medical professionals we support have extensive experience and are specially trained in workplace health and workers’ compensation. They apply their knowledge of occupational health services, proven methodologies, and evidence-based clinical guidelines to support rapid and sustainable recovery and return to work. We conduct comprehensive internal clinical analysis and reporting designed to track the effectiveness of our solutions in supporting our customers’ healthcare needs. With our data on millions of cases, our Clinical Analytics and Clinical Quality multi-disciplinary teams help measure outcomes, improve practice patterns, develop intervention strategies, and create an environment of continual learning for our medical clinicians. In addition, we established Concentra Occupational Health Research Institute, our occupational health services research organization, to promote scientific research and continuing medical education in occupational health services.
We have seven Medical Expert Panels that were established to provide our affiliated practicing clinicians updates and content designed to provide current evidence-based care to our customers and employers in the constantly evolving medical environment. Our Medical Expert Panels consist of the Concentra Advanced Specialists Medical Expert Panel, the Injury Care Medical Expert Panel, the Pharmacy Medical Expert Panel, the Regulatory, Testing, Exams Medical Expert Panel, the Travel Health and Infectious Disease Medical Expert Panel, the Therapy Medical Expert Panel, and the Transportation Medical Expert Panel. Our Medical Expert Panels demonstrate how we strive to achieve a high standard of occupational health services that manifests in consistent, positive outcomes for patients and reduced costs for employers through shorter case durations, which are foundational to strong relationships among clinicians, employers, and payors. Our Medical Expert Panels are composed of medical doctors, advanced practice clinicians, and other subject matter experts who have established expertise or interest in these specific areas and are located across our centers. All members of our Medical Expert Panels are currently employed by one of the Managed PCs to provide medical expert services and other administrative services, not as clinicians providing patient care in our facilities. They convene at least monthly and produce content that is reviewed and approved by our

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Clinical Content Committee (includes Senior Vice Presidents, Vice Presidents of medical operations and other clinicians) who peer review their products prior to release to our affiliated clinicians through our Clinician Corner on our internal website.
Our Medical Expert Panels work to identify health trends, research new treatment approaches, monitor regulatory changes, and develop clinical practice guidelines and best practices. The purpose of our Medical Expert Panels is not to review internal cases but to support our affiliated practicing clinicians with material relevant to the practice of occupational and environmental medicine. Some of the content produced is eligible for continuing medical education credits awarded through Concentra Occupational Health Research Institute.
Some of the leading professionals in occupational health services are available on a consultative basis 24 hours a day, 7 days a week to respond to the health needs of America’s workforce or any unforeseeable events, such as the COVID-19 pandemic. Our experienced leadership, effective interdepartmental teams, and longstanding commitment to innovation and advanced technology strategies enable us to explore advancements that are designed to help support the delivery of care. Our regional medical operations leadership includes six vice and senior vice presidents and more than 30 directors and senior directors of medical operations as of December 31, 2023.
Therapy
Physical therapy is a key component of our solution for injury management. Therapy clinicians deliver care in all our occupational health centers and work closely with our medical clinicians, creating a comprehensive and highly skilled care team that coordinates efforts to optimize recovery. We offer physical therapy and occupational therapy as well as athletic training services that can be tailored to address a range of musculoskeletal conditions. Our therapy clinicians apply their deep knowledge of occupational health services and participate in ongoing learning to support our philosophy that early intervention is critical to optimize an injured employee’s comfort, mitigate injury acuity, and expedite a safe return to work. Our therapy leadership includes three senior vice presidents and more than 30 directors as of December 31, 2023.
Specialty
Our over 525 specialist physicians as of December 31, 2023 receive day-to-day support and oversight from clinical and operational leadership to provide best-in-class care for our patients. While we operate an extensive national occupational health center network, we are independent of hospital systems and physician groups. This allows clinicians to make referral decisions to specialists from a patient-focused perspective, selecting appropriate clinical resources to deliver quality care. If the clinician determines an employee’s medical condition requires specialty care or testing, the clinicians put our efficient referral management process into action. Our streamlined approach helps ensure prompt and appropriate treatment delivered at one of our occupational health centers, ensuring continuity of care for better clinical and cost-containment outcomes.
Operations
Every one of our occupational health centers has assigned operational leadership onsite to oversee personnel and other resources. Our operational leaders apply their well-honed organizational and decision-making skills to ensure staff members receive appropriate guidance and training. They work in collaboration with medical leadership to optimize the productivity and financial performance of their center. Our regional operations leadership includes six senior vice presidents and more than 35 directors of operations as of December 31, 2023.
Information Services
Our Information Services department employs more than 200 colleagues as of December 31, 2023 who play a pivotal role in developing, supporting, and enhancing the technological infrastructure critical to our business operations. They enable positive business outcomes through the use of IT systems that are cost-effective, scalable, reliable, and secure. Importantly, the IS team supports the development and enhancement of business applications, especially our proprietary applications such as our practice

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management and billing and collection systems and our customized Electronic Health Record platform to ensure they are optimized for efficiency, user functionality, and effectiveness to deliver on occupational health service needs. By leveraging agile processes, strong collaboration with internal stakeholders, and third-party vendors, the Information Services teams seek to deliver technology-based solutions in a high-quality and timely manner.
Beyond information technology administration, our Information Services department is responsible for overseeing our data systems and system stability and for developing and implementing our multi-year technology roadmap and strategy. Our digital transformation effort and investment strategy aims to move our facilities to a fully digital workplace that delivers an exceptional experience for our customers and colleagues.
Our technology focus extends beyond our walls. As the largest provider of occupational health services in the U.S., we are positioned to engage workers’ compensation ecosystem partners to drive interoperability standards within the industry. This includes ongoing initiatives that engage industry partners to share access to real-time, actionable information to improve outcomes, enhance patient experience, and increase efficiencies through digital integration and data exchange.
Sales
We employ approximately 200 colleagues within our sales organization as of December 31, 2023. Our sales team is organized into multiple sales channels to connect with our customers and grow our business, including employer customers, third-party administrators, insurance carriers, PPO networks, nurse triage companies, managed care organizations, direction of care companies and specialty networks. Our sales engagement platform and strategy is designed to leverage accurate contact data, customer segmentation, and customer-centric processes that optimize sales outcomes and customer satisfaction. These channels consist of the following groups — Enterprise Account Sales, Field Sales, Inside Sales, Telemedicine Sales, and Payor Sales — each channel is focused on customer growth and account management for specific segments of our employer-related revenue.
Enterprise Account Sales
Our Enterprise Account Sales team, consisting of 65 salespeople and customer support specialists as of December 31, 2023, is focused on procuring and developing relationships with our largest existing and potential customer account segments. Our Enterprise Account Sales team develops and focuses on national and regional corporate-level relationships for growth opportunities, providing account management while adding other offered services designed to meet each client’s needs. We have two sales teams within the Enterprise Account Structure. First, our Strategic Accounts team manages and grows employer customers that utilize our services across our occupational health center footprint. Second, our Key Account team focuses explicitly on regional accounts where approximately 80% of an employer’s revenue is in a single market or region.
Field Sales
Our Field Sales team includes approximately 100 sales people whose focus is to capture new injury care business and grow existing customer business for our 547 occupational health centers as of March 31, 2024. This channel uses a team of lead development representatives to schedule initial meetings with sourced leads and then turn the “warm lead” over to our field account executive to meet with the prospective client. This allows for a more efficient, streamlined sales process with our more seasoned field colleagues.
Inside Sales
Our Inside Sales team is focused on the prospecting, customer growth, and maintenance of smaller local accounts. Our Inside Sales team sells products and services remotely to our smaller prospective customers and existing accounts through lead sources from marketing qualified leads from concentra.com inquiries, digital leads, webinars, and social media, as well as from our occupational health center direct inquiries, new occupational health center location development support, and miscellaneous external channel partnerships. Our Field Sales and Inside Sales channels combine to focus on small to medium-sized

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companies that make up most businesses in the United States and that have places of business located within a convenient drive time of one of our occupational health centers.
Payor Sales
The efforts of our Sales channel teams are further augmented by our Payor Sales team, who work to grow our book of business associated with workers’ compensation services consisting of third-party administrators, insurance carriers, PPO networks, nurse triage companies, managed care organizations, direction of care companies and specialty networks. These efforts often result in a “Program Sale” where a third-party administrator or insurance company features us as its preferred provider to its insured employers. Payor Sales works in concert with all our Sales teams to maximize these opportunities and drive the highest capture possible.
Telemedicine Sales
Our Telemedicine Sales team supports the sales and utilization of our Concentra Telemed offering. All our Sales channels sell this service to their respective customer with the support of this team to help implement and ensure client adoption of this differentiated service offering.
Revenue Operations
Our Sales and Payor teams are supported by Revenue Operations. This team develops and manages enabling technologies such as our Customer Relationship Management (“CRM”) and sales engagement platforms. Our CRM platform and strategy ensure our sales activity leverages accurate contact data, customer segmentation, and customer-centric processes that optimize sales outcomes and customer satisfaction. The sales engagement platform leverages artificial intelligence and automation to ensure relevant, consistent, and timely communications to prospects and customers from our sales colleagues. In addition to overseeing sales enablement technology, the Revenue Operations team assists with sales process optimization, sales analytics, commission management, sales training, and sales program implementation.
Marketing/Product
Our marketing and product development teams are accountable for our overall product and marketing strategies, including product innovation, segmentation and positioning, brand and product awareness and digital presence which contribute to strategic revenue growth.
Product Development
The product development team oversees the full cycle of product or service development from concept ideation to post-launch product management. Beyond new product development, this functional area supports enterprise business strategy development, market research, go-to-launch planning, cross-functional training and readiness, and user design. There is a sharp focus on enhancing our customer experience by adding features and functionality to Concentra HUB, our customer portal. Customer experience initiatives also drive interoperability with our partners and self-service for customers through cloud-based contact management technology.
Digital Marketing
Digital marketing is a vital component of our marketing strategy, and our presence is maximized using a combination of digital channels and platforms. Search engine optimization, digital advertising, social media, and email campaigns drive brand awareness, organic web traffic, lead generation, and conversion for our products and services. Our marketing automation platform supports digital customer acquisition and retention campaigns based on real-time data and stages in the customer journey. Our integrated approach also ensures a rich and active presence on primary social media and listing sites and is supported by management, analytic and reporting tools to ensure optimal measurement, insights, and compliance. Our digital team is also focused on building and updating an informative, mobile-optimized, and user-friendly website, concentra.com.

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Marketing Services
Marketing Services consists of content development, creative services and proposal development teams. The content development team is comprised of experienced writers who develop original material for use in external communications, including whitepapers, concentra.com articles, editorials, and case studies. Our content focus includes thought leadership activity ensuring we develop and share engaging and insightful content on topics of interest to our customer base from our occupational health services experts and innovators. Additionally, patient education, promotional materials, and sales and business development collateral are produced by the content team. Our marketing materials are also reviewed for compliance with laws applicable to our sales and marketing practices. The creative services team is comprised of colleagues with expertise in graphic design, visual communication, and video development. Primary deliverables from creative services include custom photography and video, infographics, customer presentations, and developing and managing our brand standards. Our proposal development team is accountable for internal processes used to evaluate and respond to requests for proposals, information and quotes. The team uses proposal software to develop and organize content that describes our ability to deliver the requested scope of work and requirements to position us to win new or retain existing business.
Government Relations and Reimbursement
Government Relations
Our Government Relations team represents us before states’ workers’ compensation boards and commissions and states’ legislative committees with respect to proposed changes to laws, rules, and fee schedules and compensation structures. In addition, our Government Relations team works to promote occupational health services and our national network of occupational health centers and employer-based onsite health clinics.
Our Government Relations team makes presentations to states’ workers’ compensation boards to elucidate the impact on workforce health of major socioeconomic trends, with recent examples including response to the pandemic, growth of telemedicine, supply chain issues, and staffing challenges amid “The Great Resignation” of 2021-2022 and shortages of employees in certain medical professions.
In addition, our Government Relations team is active in the educational programs of both the Workers Compensation Institute (“WCI”) and the Southern Association of Workers’ Compensation Administrators. For example, Government Relations has addressed the WCI National Regulators College — a program designed for workers’ compensation regulators, elected and appointed state officials, and legislators — on new health information technology trends, innovations in occupational health services, and best practices in achieving optimal health outcomes effectively and cost-efficiently.
Government Relations’ recent engagements have been working directly with workers’ compensation regulators on fee schedule initiatives in Texas, Oklahoma, California, Colorado, Florida, and Arizona, as well as involvement on both the Maryland and Georgia Medical Advisory Committees, whose mandates include updating, maintaining, or creating medical fee schedules in workers’ compensation.
Reimbursement
Our Reimbursement team employs more than 675 colleagues as of December 31, 2023 who provide direct oversight with reimbursement matters, coding, contracting, price management, and price-related legislative initiatives in all states. The team works to ensure that systems used in our financial ecosystem align with critical business needs that include CPT/HCPCS codes, pricing (by state and line of business), Tax IDs, legal names, taxing (where applicable), pharmacy management, providers, and electronic billing. The team also supports financial reporting needs, both internally and externally, as well as performing routine audits for compliance with company policies, and/or defining risk assessments.
Human Capital Management
As of December 31, 2023, we had approximately 11,320 colleagues and affiliated physicians and clinicians who support the delivery of an extensive suite of services, including approximately 8,900 full-time

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and 120 part-time, and 2,300 per-diem employees. The term “colleagues and affiliated physicians and clinicians” includes both our directly employed colleagues who provide administrative and management support to the affiliated professional medical group entities and the physicians and clinicians that are employed by the affiliated professional medical groups. As of December 31, 2023, we directly employed approximately 7,800 colleagues who provide administrative support to our affiliated professional medical groups. As of December 31, 2023, our affiliated professional medical groups employed 3,520 physicians and other clinicians. Our workforce is non-union. We consider our colleague employees and affiliated physicians and clinicians relations to be good and believe that both are essential contributors to our success. We devote considerable time and resources to attract, engage, and retain talented colleague employees and affiliated physicians and clinicians to ensure our ability to successfully operate our business and achieve our goals. To achieve our human capital objectives, there are several key areas of focus as described below.
Talent Acquisition
We apply several key strategies to attract and hire top talent across the markets that we serve. These strategies include robust employee referral programs, new hire incentives such as sign-on bonuses, recruitment marketing through social media, our internal campaign technology, promotion of hiring events, and university partnerships and clinical affiliations for clinical rotations. Our recruitment and selection processes seek to ensure that we hire employees who have the level of education, experience and professional licensure that align with the organization’s strategic objectives.
Training and Development
Our affiliated professional medical groups’ licensed clinicians and employees that we support receive new-hire orientation and training which is commensurate with the experience of the employee. We have also developed several programs to advance technical and clinical skills, enable career growth and improve retention for clinical and operational employees. Using our online platform, we have developed an extensive catalog of online learning classes for both instructor-led and asynchronous learning covering technical, professional, and management-related topics. To support educational requirements for our affiliated professional medical group licensed clinicians, some of our clinical education courses are approved for continuing education units with the respective accrediting organization.
To develop future leaders at all levels of the organization, we offer an online curriculum as well as a variety of in-person workshops and intensives. In addition to internal education opportunities, we provide tuition assistance for employees who pursue relevant degrees and certifications from accredited educational institutions. We also utilize an internal program that encourages and makes it easier for employees to explore possible career growth opportunities with us. To promote business continuity, we create specific succession plans for our key operational and support management and executive positions.
Diversity, Equity, and Inclusion
We strive to foster a culture of diversity, equity, and inclusion. We are committed to providing regular employee education and training on respect, diversity, inclusion, and belonging, and we evaluate and update these resources on an ongoing basis. We take pride in our recruitment efforts that seek to attract the best and brightest talent from around the country. We are committed to having a workforce that reflects diversity at all levels. To help us achieve these goals, we have established a diversity task force that provides strategic recommendations to ensure we have a diverse and inclusive workplace.
Employee Engagement and Wellness
We demonstrate our care for our employees through our safety, benefits, and employee resource programs. We strive to create and sustain a culture of employee safety in each of our facilities.
We have implemented an Employee Assistance Program (“EAP”) which has become a valuable resource for employees needing no cost or low-cost counseling/mental health services, legal support, or family assistance. Our EAP provides access to resources for individuals dealing with grief, anxiety, and other concerns relevant to and at the forefront of our communities. We offer robust benefit programming with health coaching on diverse topics like weight management, smoking cessation, and maintaining and improving

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health goals. We utilize surveys of our employees that are focused on areas such as employee engagement and suggestions for improvement. Subsequently, we take actions to realize opportunities for improvement based on the results of these surveys.
Workforce Compensation and Pay Equity
We provide competitive compensation and benefits, including a retirement savings plan with matching opportunities, comprehensive healthcare and insurance benefits, health savings and flexible spending accounts, paid time off and family leave. We have key processes that seek to ensure our pay and benefits remain competitive across all our disciplines. Additionally, we provide incentive plans to several of our disciplines, and we use a clinical industry-standard methodology for our clinician incentive plans.
Using an electronic platform for both performance and compensation reviews, each employee’s performance assessment and compensation go through multiple layers of review annually to promote equitable, market-competitive, and performance-based compensation. For external benchmarking, we use third-party, commercially available compensation surveys, as well as the Department of Labor wage data. We continue to navigate shortages, higher turnover, and wage pressures in the healthcare labor market.
Properties
We currently lease most of our consolidated facilities, including our occupational health centers, and our corporate headquarters. We own nine of our occupational health centers throughout the United States. Our facilities cover approximately 5 million square feet as of February 2024, consisting of approximately 100,000 square feet in facilities that we own and the remainder we lease or otherwise have rights to use. These facilities are located throughout the United States. The following is a list by state of the number of facilities we operated as of March 31, 2024.
Company Occupational Health Centers
Alaska	1
Arizona	16
Arkansas	2
California	101
Colorado	26
Connecticut	10
Delaware	3
Florida	32
Georgia	15
Hawaii	1
Illinois	17
Indiana	14
Iowa	3
Kansas	4
Kentucky	8
Louisiana	3
Maine	7
Maryland	13
Massachusetts	2
Michigan	19
Minnesota	6
Missouri	15
Nebraska	3

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Company Occupational Health Centers
Nevada	7
New Hampshire	3
New Jersey	24
New Mexico	4
North Carolina	8
Ohio	18
Oklahoma	8
Oregon	4
Pennsylvania	32
Rhode Island	2
South Carolina	5
Tennessee	9
Texas	53
Utah	6
Vermont	2
Virginia	11
Washington	16
Wisconsin	14
Total Company	547
Government Regulations
General
As a healthcare provider, we are subject to extensive and increasing regulation by a number of governmental entities at the federal, state, and local levels. These regulations require us to meet various standards relating to, among other things, government payment programs, organization and operation of our occupational health centers and onsite health clinics and management and support of the non-clinical, business and administrative aspects of their operations, personnel licensure, qualifications, credentialing and background checks, maintenance of proper records, and quality assurance programs and patient care. We are also subject to laws and regulations relating to business corporations in general. In recent years, Congress and state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in law and regulatory interpretations could reduce our revenue and profitability.
Because we are subject to a number of governmental regulations, our business could be adversely impacted by:
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loss or suspension of federal and state certifications and permits;

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loss or suspension of licenses under the laws of any state or governmental authority from which we generate substantial revenues, payment suspension or revocation of billing or payment privileges in federal government healthcare programs, state workers’ compensation programs or managed care or commercial insurance programs;

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exclusion from federal government healthcare programs, including Medicare, Medicaid, TRICARE, and Veterans Health Administration;

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fines, damages and monetary penalties for federal or state anti-kickback law violations (including those which may arise under workers’ compensation laws), Stark Law or self-referral law violations, submission of false claims, civil or criminal liability based on violations of law or other failures to meet licensure or other regulatory requirements;

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mandated changes to our practices or procedures that significantly increase cost of services;

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fines, damages, monetary penalties and refunds of payments imposed by or received from government payors, including state workers’ compensation programs, or managed care and commercial insurance programs because of any failures to meet applicable requirements;

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Adjustments or modifications to our operating models, activities or services which may be necessitated by laws, new interpretations of laws or government directives enforcing certain state prohibitions on the corporate practice of medicine or therapy or fee-splitting or referrals between professional medical organizations and lay organizations, in general or under workers’ compensation laws.

We expect that our industry will continue to be subject to substantial regulation, the scope and effect of which are difficult to predict. Our activities could be reviewed or challenged by regulatory authorities at any time in the future. This regulation and scrutiny could have a material adverse impact on us.
Licensure, Medicare Enrollment and Certification
Our occupational health centers’ clinical providers are enrolled as Medicare suppliers with the CMS, as is required for the receipt of Medicare and other federally funded health plan payments. In some states, our facilities are required to secure additional state licenses, certificates of need, accreditations, certifications, and permits. Governmental authorities may periodically inspect our occupational health centers to determine if we satisfy applicable federal and state standards and requirements. The initial and continued licensure and enrollment of our facilities depends upon many factors including various state licensure regulations relating to quality of care, environment of care, equipment, services, staff training, personnel and the existence of adequate policies, procedures and controls. The requirements for permits, licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services. Any failure to comply with federal, state and local licensing and certification laws, regulations and standards could result in a variety of consequences, including loss of contracts with third-party payors, recoupments of prior payments by third-party payors, requirements to make significant operational changes or civil or criminal penalties.
Medicare and Other Payor Audits
CMS and other federally government healthcare programs contract with third-party organizations, known as RACs to identify underpayments and overpayments, and to authorize RACs to recoup any overpayments. State workers’ compensation programs as well as private third-party payors may conduct similar post-payment audits. These audits may lead to assertions that we have been overpaid, require us to incur additional costs to respond to requests for records and pursue the reversal of payment denials through appeals, require us to refund any amounts determined to have been overpaid, or result in payment suspension or the revocation of billing or payment privileges in governmental healthcare programs. We cannot predict the impact of future reviews on our results of operations or cash flows.
Fraud and Abuse Enforcement
Various federal and state laws prohibit the submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid, TRICARE, Veterans Health Administration and other government healthcare programs. Penalties for violation of these laws include civil and criminal fines, imprisonment, and exclusion from participation in federal and state healthcare programs. In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, the federal False Claims Act and similar state statutes allow individuals to bring lawsuits on behalf of the government, in what are known as qui tam or “whistleblower” actions, alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute. The use of these private enforcement actions against healthcare providers has increased dramatically in recent years, in part because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment. Revisions to the False Claims Act enacted in 2009 significantly expanded the scope of liability, provided for new investigative tools, and made it easier for whistleblowers to bring and maintain False Claims Act suits on behalf of the government. See “Legal Proceedings”.

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From time to time, various federal and state agencies, such as the OIG issue a variety of pronouncements, including fraud alerts, the OIG’s Annual Work Plan, and other reports, identifying practices that may be subject to heightened scrutiny. These pronouncements can identify issues relating to billing and coding. We monitor government publications applicable to us to supplement and enhance our compliance efforts.
We endeavor to conduct our operations in compliance with applicable laws, including federal and state healthcare fraud and abuse laws. If we identify any practices as being potentially contrary to applicable law, we will take appropriate action to address the matter, including, where appropriate, disclosure to the proper authorities, which may result in a voluntary refund of monies to Medicare, Medicaid, or other governmental healthcare programs.
The Federal Anti-Kickback Statute
The federal Anti-Kickback Statute is a criminal law that prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. Actual knowledge of the statute or specific intent to violate it is not required to commit a violation. Moreover, courts have interpreted this statute broadly and held that there is a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Further, submission of a claim for services or items generated in violation of the Anti-Kickback Statute may be subject to additional penalties under the FCA as a false or fraudulent claim. Violations of the Anti-Kickback Statute may result in substantial criminal fines for each violation, imprisonment, substantial civil monetary penalties per violation that are subject to annual adjustment based on updates to the consumer price index, and damages of up to three times the total amount of the remuneration and/or mandatory exclusion from participation in government healthcare programs, including Medicare and Medicaid. The OIG is one entity responsible for identifying and investigating fraud and abuse activities in federal healthcare programs. The OIG has promulgated “safe harbor” regulations that shield arrangements that fully comply with a safe harbor from prosecution. The failure of a particular activity to comply with the safe harbor regulations does not necessarily mean that the activity violates the Anti-Kickback Statute. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse. However, failure to comply with a safe harbor may lead to increased scrutiny by government enforcement authorities.
The Stark Law
The federal self-referral law (the “Stark Law”) prohibits referrals for designated health services by physicians under the Medicare and Medicaid programs to other healthcare providers in which the physicians have an ownership or compensation arrangement unless an exception applies. The Stark Law further prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs (or billing another individual, entity or third party payor) for any items or services that result from a prohibited referral, and requires the entities to refund amounts received for items and services provided pursuant to the prohibited referral on a timely basis. Designated health services include, among other services, physical therapy and clinical laboratory services. Under the Stark Law, a “financial relationship” is defined as an ownership or investment interest or a compensation arrangement. The Stark Law is a strict liability statute, and sanctions for violating the Stark Law include denial of payment, substantial civil monetary penalties per claim submitted and exclusion from the federal healthcare programs. The statute also provides for a penalty for a circumvention scheme. These penalties are updated annually based on changes to the consumer price index. There are ownership and compensation arrangement exceptions to the self-referral prohibition. There are exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. A financial relationship must comply with every requirement of a Stark Law exception or the arrangement is in violation of the Stark Law.
Other Fraud and Abuse Provisions
Furthermore, the Civil Monetary Penalties Statute authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited

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conduct, including, but not limited to offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider. HIPAA also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
The False Claims Act
We are subject to state and federal laws that govern the submission of claims for reimbursement and prohibit the making of false claims or statements. One of the most prominent of these laws is the FCA, which prohibits a person from knowingly presenting, or caused to be presented, a false or fraudulent request for payment from the federal government, or from making a false statement or using a false record to have a claim approved. The federal FCA further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual “whistleblower.” In addition, federal law provides an incentive to states to enact false claims laws comparable to the FCA. A number of states in which we operate have adopted their own false claims provisions as well as their own whistleblower provisions under which a private party may file a civil lawsuit in state court.
In addition, amendments to the FCA impose severe penalties for the knowing and improper retention of overpayments collected from government payors. Within 60 days of identifying an overpayment, a provider is required to notify CMS or the Medicare Administrative Contractor of the overpayment and the reason for it and return the overpayment. These amendments could subject our procedures for identifying and processing overpayments to greater scrutiny. We strive to be timely in identifying and processing overpayments and we refund any overpayments to government or other payors as soon as possible.
The federal government has used the FCA to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs, including coding errors, billing for services not rendered, the submission of false cost reports, billing for services at a higher payment rate than appropriate, billing under a comprehensive code as well as under one or more component codes included in the comprehensive code and billing for care that is not considered medically necessary. The government may assert that a violation of the federal anti-kickback statute can form the basis for liability under the FCA. Some courts have held that filing claims or failing to refund amounts collected in violation of the Stark Law can form the basis for liability under the FCA. In addition to the provisions of the FCA, which provide for civil enforcement, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim. These civil monetary penalties are adjusted annual based on updates to the consumer price index.
State Fraud and Abuse Laws
In addition, many states have adopted or may adopt similar anti-kickback, self-referral, and false claims laws. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some of these statutes prohibit the payment or receipt of remuneration for the referral of patients, regardless of the source of the payment for the care, and also include whistleblower provisions. Violation of any of these laws or any other governmental regulations that apply may result in significant civil and criminal penalties and could have a material adverse effect on our operations.
Data Privacy and Security
There are numerous federal and state laws, regulations, and standards that govern the collection, use, access to, confidentiality, and security of health-related and other personal information, including unauthorized access or theft of personal information. Privacy and security laws, regulations, and other

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obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.
For example, HIPAA mandates the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry, while maintaining the privacy and security of health information. Among the standards that the U.S. Department of Health and Human Services has adopted or will adopt pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers (referred to as National Provider Identifier), employers, health plans and individuals, security and electronic signatures, privacy, and enforcement. If we fail to comply with the HIPAA requirements, we could be subject to criminal penalties and civil sanctions. The privacy, security and enforcement provisions of HIPAA were enhanced by HITECH, which was included in the American Recovery and Reinvestment Act. Among other things, HITECH establishes security breach notification requirements, allows enforcement of HIPAA by state attorneys general, and increases penalties for HIPAA violations.
The Department of Health and Human Services has adopted standards in three areas in which we are required to comply that affect our operations.
Standards relating to the privacy of individually identifiable health information govern our use and disclosure of protected health information and require us to impose those rules, by contract, on any business associate to whom such information is disclosed.
Standards relating to electronic transactions and code sets require the use of uniform standards for common healthcare transactions, including healthcare claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments, and coordination of benefits.
Standards for the security of electronic health information require us to implement various administrative, physical, and technical safeguards to preserve the integrity and confidentiality of electronic protected health information.
We maintain a Privacy and Security Committee that is charged with evaluating and monitoring our compliance with HIPAA. The Privacy and Security Committee monitors regulations promulgated under HIPAA as they have been adopted to date and as additional standards and modifications are adopted. Although health information standards have had a significant effect on the manner in which we handle health data and communicate with payors, the cost of our compliance has not had a material adverse effect on our business, financial condition, or results of operations. We cannot estimate the cost of compliance with standards that have not been issued or finalized by the Department of Health and Human Services.
The TCPA governs unsolicited telephone marketing calls, including those using automated and prerecorded messages. In addition to increased enforcement by the FTC and the FCC, a significant risk under the TCPA lies with private actions filed by consumers, frequently filed as class action lawsuits. The TCPA provides a private right of action for violations and statutory damages and when multiplied against a large number of calls, text messages or fax transmissions, potential damages in these cases can be significant.
Along with rules governing commercial telemarketing, the CAN-SPAM Act of 2003 governs anyone who advertising products or services by electronic mail directed to or originating from the United States. The law covers the transmission of e-mail messages whose primary purposes is advertising or promoting a product or services and requires such email transmissions to include specific elements and language such as return e-mail addresses and opt out notices. CAN-SPAM is enforced primarily by the FTC and carries significant penalties. In addition, deceptive commercial e-mail is subject to laws banning false or misleading advertising.
Workers’ Compensation Laws and Regulations
Workers’ compensation is a state mandated, comprehensive insurance program that requires employers to fund or insure medical expenses, lost wages, and other costs resulting from work related injuries and illnesses. Workers’ compensation benefits and arrangements vary from state to state, and are often highly

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complex. In some states, payment for services covered by workers’ compensation programs are subject to cost containment features, such as requirements that all workers’ compensation injuries be treated through a managed care program, or the imposition of fee schedules or payment caps for services furnished to injured employees. Some state workers’ compensation laws limit the ability of an employer to select the providers furnishing care to injured employees. Several states require that physicians furnishing non-emergency services to workers’ compensation patients must register with the applicable state agency and undergo special continuing education and training. Workers’ compensation programs may also impose other requirements that affect the operations of our facilities furnishing medical services. Given that we do not control these processes, we may be subject to financial risks if individual jurisdictions reduce rates or do not routinely raise rates of reimbursement in a manner that keeps pace with the inflation of our costs of service.
Professional Licensure, Supervision, Corporate Practice and Fee-Splitting Laws
Healthcare professionals at our occupational health centers and onsite health clinics are required to be individually licensed or certified under applicable state law. We take steps to help ensure our employees and agents possess all necessary licenses and certifications.
Our affiliated professional medical groups engage various midlevel practitioners, including nurse practitioners and physician assistants, to provide care under the supervision or collaboration of physicians we support. State and federal laws require that such supervision be performed and documented using specific procedures. For example, in some states some or all of the practitioner’s chart entries must be countersigned. Under applicable Medicare rules, in certain cases, a midlevel practitioner’s services are reimbursed at a rate equal to 85% of the Medicare Physician Fee Schedule amount. In some instances, the services of such midlevel practitioners may be billed incident to the affiliated physician’s services. We believe our billing, supervision, collaboration, and documentation practices related to the use of midlevel practitioners comply with applicable state and federal laws, but it is possible that an enforcement authority might disagree which negatively impact our operations or require the restructuring of arrangements with and the use of midlevel practitioners.
Some states in which we operate limit the practice of medicine and therapy to licensed individuals and certain of those states require that licensed individuals rendering medical services must be employed by or contracted to provide medical services through professional medical organizations and not lay corporations. Business entities generally may not exercise control over or unduly influence the clinical indicia of such control can include, among other things, directly employing physicians, therapists and other clinical providers to provide clinical treatment services to patients, mandating certain treatment modalities or volumes, and having excessive financial control over a practice. Many states also limit the scope of business relationships between business entities and medical professionals, particularly with respect to fee-splitting or referrals for medical services. State fee-splitting laws prohibit the sharing of professional fees with non-professionals, but some states have interpreted certain compensation structures in management agreements between business entities and physicians as unlawful fee-splitting or take the view that the manager’s marketing or advertising services under such agreements may result in unlawful referrals to the physician. Statutes and regulations relating to the practice of medicine and therapy, fee-splitting, improper referrals for medical services and similar issues vary widely from state to state. Because these laws are often vague, their application is frequently dependent on interpretations by state medical boards or licensing agencies, court rulings and attorney general opinions.
Under these management agreements with our affiliated professional medical groups, the physician groups retain sole responsibility for medical decisions, as well as for hiring and managing physicians and certain other licensed healthcare providers, and implementing professional medical standards and controls. We attempt to structure all our health services operations, including the management and administrative arrangements with our affiliated professional medical groups, to comply with applicable state statutes regarding corporate practice of medicine and therapy, fee-splitting, improper referrals for medical services and similar issues, generally and under workers’ compensation laws. However, there can be no assurance that:
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private parties, or courts or governmental officials with the power to interpret or enforce these laws and regulations, will not assert that we are in violation of such laws and regulations;

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future interpretations of such laws and regulations will not require us to modify the structure and organization of our business, our management services agreements or the fees paid under such agreements; or

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any such enforcement action, which could subject us or the affiliated professional medical groups with which we are aligned to penalties or restructuring or reorganization of our business, will not adversely affect our business or results of operations.

Antitrust
Antitrust liability may arise in a wide variety of circumstances, including medical staff and provider network disputes, payor contracting, physician relations, joint ventures, merger, affiliation and acquisition activities and certain pricing or salary setting activities, as well as other areas of activity. Certain states have become increasingly interested in the review of health care transactions for the impacts on costs, access to care and quality of care. The application of the federal and state antitrust laws to healthcare is still evolving, and enforcement activity by federal and state agencies appears to be increasing. Violators of the antitrust laws may be subject to criminal and/or civil enforcement by federal and state agencies, as well as by private litigants. In certain actions, private litigants may be entitled to treble damages, and, in others, governmental entities may be able to assess substantial monetary fines. In addition, the ability to consummate mergers, acquisitions or affiliations may also be impaired by the antitrust laws.
Medical Review Services
Certain states have enacted laws that require licensure, certification, or other approval of businesses like ours that provide such types of workers’ compensation medical review services. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control, and dispute resolution procedures. Some states waive these registration requirements for entities accredited by specified recognized agencies, such as the Utilization Review Accreditation Commission.
In addition to these licensure requirements, many states regulate various aspects of utilization review services. Some states mandate utilization review for specified procedures or for claims exceeding stated financial limits, establish time limits for utilization review decisions, establish guidelines for the communication of utilization review decisions, and provide for the appeal of utilization review decisions.
ERISA
The provision of our services to certain types of employee health benefit plans is subject to ERISA, which is a complex set of laws and regulations subject to periodic interpretation by the Internal Revenue Service and the Department of Labor. ERISA regulates some aspects of the services we provide for employers who maintain benefit plans subject to ERISA. The Department of Labor is engaged in ongoing ERISA enforcement activities that may result in additional constraints on how ERISA-governed benefit plans conduct their activities. Changes in ERISA and judicial or regulatory interpretations of ERISA could adversely affect our business and profitability.
Environmental
We are subject to various federal, state, and local laws and regulations relating to the protection of human health and the environment, including those governing the management and disposal of infectious medical waste and other waste generated at our occupational health centers and the cleanup of contamination. If an environmental regulatory agency finds any of our facilities to be in violation of environmental laws, penalties and fines may be imposed for each day of violation and the affected facility could be forced to cease operations. We could also incur other significant costs, such as cleanup costs or claims by third parties, as a result of violations of, or liabilities under, environmental laws. Although we believe that our environmental practices, including waste handling and disposal practices, are in material compliance with applicable laws, future claims or violations, or changes in environmental laws, could have an adverse effect on our business.
Intellectual Property
Our success is dependent, in part, upon protecting our intellectual property rights, including those in our brands and our proprietary know-how and technology. We own or have rights to trademarks, service

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marks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. We currently have 17 trademarks and service marks registered with the United States Patent and Trademark Office (USPTO). We also hold approximately 90 website domain name registrations. We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual arrangements to establish and protect our intellectual property rights. While software and other of our proprietary works may be protected under copyright law, we have not registered any copyrights in these works, and instead, we primarily rely on protecting our software as a trade secret under state and federal law. In addition, we require that all of our colleagues and addiliated professional medical group employees agree to be bound by our Code of Conduct, which provides that the Company’s trademarks and other intellectual property may only be used for legitimate and authorized Company business and other activities. We also seek to protect certain of our proprietary technologies and information by entering into confidentiality agreements with our colleague employees, professional medical group employees, consultants, and others who have access to such technologies and information.
Insurance
The Company operates in an environment with medical malpractice and professional liability risks. We have obtained certain insurance for our operations, which we believe is broadly in line with that of similar companies in the industry. We have insurance policies relating to our liability for death or injury to employees, medical malpractice, general liability, employer practice liability for sexual harassment, gender discrimination and other employee matters in violation of local, state and federal labor laws, property contamination and other environmental risks, and losses relating to our assets and operational accountability.
We maintain property and casualty insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. Any recovery under our insurance policies may be subject to deductibles or limits and therefore may not fully compensate us for all losses or liabilities. For example, such recovery may not offset the lost revenues or increased costs that may be experienced during the disruption of operations. Further, our insurance does not cover every potential risk associated with our business or for which we may otherwise be liable, as it is not possible for companies within the industry to obtain meaningful coverage at reasonable rates for certain types of environmental hazards.
We also maintain additional types of liability insurance covering claims which, due to their nature or amount, are not covered by or not fully covered by the applicable professional malpractice, general liability, property & casualty insurance policies, including workers’ compensation, directors and officers, cyber liability insurance and employment practices liability insurance coverages. Our insurance policies are generally silent with respect to punitive damages so coverage is available to extent insurable under the law of any applicable jurisdiction and are subject to various deductibles and policy limits. We review our insurance program annually and may make adjustments to the amount of insurance coverage and self-insured retentions in future years.
Compliance Program
Our Compliance Program
We maintain a written code of conduct (the “Code of Conduct”) that provides guidelines for principles and regulatory rules that are applicable to our patient care and business activities. The Code of Conduct is reviewed and amended as necessary and is the basis for our company-wide compliance program. These guidelines are implemented by our Audit and Compliance Committee and are communicated to our employees through education and training programs. We also have established a reporting system and investigation policy, auditing and monitoring programs, and a disciplinary system as a means for enforcing the Code of Conduct’s policies.
Audit and Compliance Committee
Our Audit and Compliance Committee is made up of members of our senior management and in-house counsel. The Audit and Compliance Committee will meet, at a minimum, on a quarterly basis and will review the activities, reports, and operation of our compliance program.

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Operating Our Compliance Program
We focus on integrating compliance responsibilities with operational functions. We recognize that our compliance with applicable laws and regulations depends upon individual colleague actions as well as company operations. As a result, we have adopted an operations team approach to compliance. Our corporate executives, with the assistance of corporate experts, designed the programs of the Audit and Compliance Committee. We utilize on site leaders for employee-level implementation of our Code of Conduct. This approach is intended to reinforce our company-wide commitment to operate in accordance with the laws and regulations that govern our business.
Compliance Issue Reporting
In order to facilitate our colleague’s ability to report known, suspected, or potential violations of our Code of Conduct, we have developed a system of reporting. This reporting, anonymous or attributable, may be accomplished through our toll-free compliance hotline, compliance e-mail address, or our compliance post office box. The Audit and Compliance committee is responsible for reviewing and investigating each compliance incident in accordance with the compliance and audit services department’s investigation policy.
Compliance Monitoring and Auditing / Comprehensive Training and Education
Monitoring reports and the results of compliance for our business will be reported to the Audit and Compliance Committee, at a minimum, on a quarterly basis. We train and educate our colleagues regarding the Code of Conduct, as well as the legal and regulatory requirements relevant to each colleagues’ work environment. New and current colleagues are required to acknowledge and certify that the colleague has read, understood, and has agreed to abide by the Code of Conduct. Additionally, all colleagues are required to re-certify compliance with the Code of Conduct on an annual basis.
Policies and Procedures Reflecting Compliance Focus Areas
We review our policies and procedures for our compliance program from time to time in order to improve operations and to promote compliance with requirements of standards, laws, and regulations and to reflect the ongoing compliance focus areas which have been identified by the Compliance and Audit Committee.
Internal Audit
We have a compliance and audit department, which has an internal audit function. The Audit and Compliance Committee of our Board of Directors will review and discuss audit results and the activities and operation of our compliance program.
Legal Proceedings
We are a party to various lawsuits, proceedings and claims (some of which are not insured), including class-action lawsuits. We are subject to and may face potential claims or liability for, among other things, employment matters, claims of medical malpractice and general liability, credentialing of providers, general breach of contract, intellectual property, data privacy and security, unclaimed property, regulatory and governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. The Company cannot predict the ultimate outcome of pending litigation, proceedings, and regulatory and other governmental audits and investigations. These matters could potentially subject the Company to damages (including punitive damages), sanctions, recoupments, fines, and other penalties.
The Department of Justice, CMS, or other federal and state enforcement and regulatory agencies may conduct additional investigations related to the Company’s businesses in the future that may, either individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, and liquidity. We are not currently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, results of operations or financial condition. However, it often is not possible to predict the ultimate outcome of a legal proceeding, and our assessment of the materiality of a legal proceeding, including any accruals taken in connection therewith, may not be

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consistent with the ultimate outcome of the legal proceeding. In addition, our current estimates of the potential impact of legal proceedings on our business, results of operations or financial condition could change from time to time in the future. For additional information about our current legal proceedings, see Note 18, “Commitments and Contingencies,” to our audited consolidated financial statements included elsewhere in this prospectus.
Physical Therapy Billing.   On October 7, 2021, Select received a letter from a Trial Attorney at the U.S. Department of Justice, Civil Division, Commercial Litigation Branch, Fraud Section (“DOJ”) stating that the DOJ, in conjunction with the U.S. Department of Health and Human Services (“HHS”), is investigating Select in connection with potential violations of the False Claims Act, 31 U.S.C. § 3729, et seq. The letter specified that the investigation relates to the Select’s billing for physical therapy services, and indicated that the DOJ would be requesting certain records from Select. In October and December 2021, the DOJ requested, and Select furnished, records relating to six of Select’s outpatient therapy clinics in Florida. In 2022 and 2023, the DOJ requested certain data relating to all of Select’s outpatient therapy clinics nationwide, and sought information about the Company’s ability to produce additional data relating to the physical therapy services furnished by Select’s outpatient therapy clinics and the Company. The Company has produced data and other documents requested by the DOJ and is fully cooperating on this investigation. In May 2024, by order of the U.S. District Court for the Middle District of Florida, a qui tam lawsuit that is related to the DOJ’s investigation was unsealed. The lawsuit, filed in May 2021 and amended in October 2021, was brought by Kathleen Kane, a physical therapist formerly employed in Select’s outpatient division, against Select Medical Corporation, Select Physical Therapy Holdings, Inc. and Select Employment Services, Inc. The Court ordered that the amended complaint be unsealed and served upon the defendants after the U.S. filed a notice declining to intervene in the case, but stating that its investigation is continuing and reserving its right to intervene at a later date. Although the amended complaint has not been served upon the defendants, the Company has obtained a copy. The amended complaint alleges that the defendants billed Federally funded health programs for one-on-one therapy services when group therapy was performed or overbilled for one-on-one therapy services, billed for unreimbursable unskilled physical therapy services, and submitted claims containing signatures of therapists who did not provide the billed services. At this time, the Company is unable to predict the timing and outcome of this matter.
California Department of Insurance Investigation.   On February 5, 2024, Concentra received a subpoena from the California Department of Insurance relating to an investigation under the California Insurance Frauds Prevention Act (“IFPA”), Cal. Ins. Code §§ 1871.7 et seq., which allows a whistleblower to file a false claims lawsuit based on the submission of false or fraudulent claims to insurance companies. The subpoena seeks documentation relating mainly to Concentra’s billing and coding for physical therapy claims submitted to commercial insurers and workers’ compensation carriers located or doing business in California. The Company has produced data and other documents requested by the California Department of Insurance and is fully cooperating on this investigation. At this time, the Company is unable to predict the timing and outcome of this matter.
Perry Johnson & Associates, Inc. Data Breach.   On November 10, 2023, PJ&A notified the Company that certain information related to particular Concentra patients was potentially affected by a cybersecurity event. In early February 2024, the Company sent notices to almost four million patients who may have been impacted by the data breach. During February 2024, the Company became aware of six class action lawsuits filed against PJ&A and the Company related to the data breach. The first was filed in the U.S. District Court for the Eastern District of Michigan on February 19, 2024 by Elliot Curry, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he became the victim of identity theft as a result of the PJ&A data breach and that Concentra had lax data security policies. The second was filed in the U.S. District Court for the Eastern District of New York on February 21, 2024 by Tiffany Williams and Jo Joaquim, individually and on behalf of all others similarly situated. Plaintiffs alleged, among other things, that they face an immediate and heightened risk of identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard their private information. The third was filed in the U.S. District Court for the Eastern District of Missouri on February 26, 2024 by Stephen Tate, a.k.a. Steven Tate, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a heightened and imminent risk of identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his private information. The fourth was filed in the U.S. District Court for the Eastern District of Michigan on February 26, 2024 by Eric

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Franczak, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a substantially increased risk of fraud and identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his private information. The fifth was filed in the U.S. District Court for the Eastern District of Michigan on March 6, 2024 by Lazema Johnson, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that she faces a substantially increased risk of fraud and identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard her private information. The sixth was filed in the Superior Court of California, County of Los Angeles, on April 8, 2024 by Robert Valencia, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a substantially increased risk of fraud and identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his private information. The Company is working with its cybersecurity risk insurance policy carrier and does not believe that the data breach or the lawsuits will have a material impact on its operations or financial performance. However, at this time, the Company is unable to predict the timing and outcome of these matters.

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MANAGEMENT
Executive Officers
The following table sets forth the name, age and position of the individuals who are expected to serve as our executive officers upon completion of this offering, followed by a biography of each executive officer.
Name	Age	Position
William K. Newton	61	Chief Executive Officer
Matthew T. DiCanio	41	President & Chief Financial Officer
John R. Anderson	74	Executive Vice President, Chief Medical Officer
Giovanni Gallara	49	Executive Vice President, Chief Clinical Services Officer
John A deLorimier	64	Executive Vice President, Chief Digital & Data Officer
Michael A. Kosuth	66	Executive Vice President, Chief Operating Officer – East
Douglas R. McAndrew	53	Executive Vice President, Chief Operating Officer – West
Su Zan Nelson	60	Executive Vice President, Chief Accounting Officer
Jonathan P. Conser	53	Executive Vice President, Chief Growth & Customer Officer
Thomas A. Devasia	54	Executive Vice President, Chief Marketing and Innovation Officer
Greg M. Gilbert	60	Executive Vice President, Chief Reimbursement & Government Relations Officer
Michael D. Rhine	46	Executive Vice President, Chief Operating Officer Onsite Health & Telemedicine
Danielle Kendall	55	Senior Vice President, Human Resources
William Newton has served as our Chief Executive Officer since rejoining in 2015 and our President until 2023. Mr. Newton was also Chairman of the Board of Directors for the Company from 2018 to 2022 when we were part of a joint venture between Select Medical and Welsh Carson and other investors. Prior to 2015, Mr. Newton served in various management and operational roles at the Company and our predecessor, OccuSystems, from 1995 to 2011 and was promoted to President and Chief Operating Officer from 2007 to 2011. In 2011, Mr. Newton moved on to DentalOne Partners as President and Chief Operating Officer. Prior to joining OccuSystems in 1995, Mr. Newton worked for Columbia HCA’s Ambulatory Surgery Division and its predecessor Medical Care International from 1991 to 1995. Prior to 1991, he had served in various accounting and finance roles at The Associates First Capital Corporation and was a CPA with KPMG Peat Marwick. Mr. Newton earned his Bachelor of Business Administration in accounting from Texas A&M University in 1985. We believe that Mr. Newton’s long tenure in a leadership role with Concentra and deep understanding of the healthcare business makes him well qualified to serve on our Board.
Matthew DiCanio has served as our President since 2023 and Chief Financial Officer since 2024. Mr. DiCanio joined the Company in 2015 as Senior Vice President, Strategy & Corporate Development. He was named Executive Vice President in 2021. Mr. DiCanio was previously responsible for our community-based outpatient center division (since divested) from 2016 to 2020. Before joining the Company, Mr. DiCanio held various positions in finance, mergers and acquisitions and management. He was Principal and Co-Head of the healthcare vertical at a middle-market investment bank in Dallas from 2012 to 2015, an investment banker with Bank of America Merrill Lynch in New York City from 2009 to 2012, and a CPA with KPMG, LLP from 2004 to 2007. After earning a B.S. in Business Administration from the University of Richmond, Mr. DiCanio later earned an MBA in Finance and Economics from Columbia Business School in New York.
John Anderson, DO, FACOEM has served as our Chief Medical Officer since 2014 and was named Executive Vice President in 2021. Dr. Anderson is a Fellow of the American College of Occupational and Environmental Medicine and is board certified in both occupational medicine and healthcare quality management. Dr. Anderson is a member of the American Osteopathic College of Occupational and Preventive Medicine, the American College of Occupational and Environmental Medicine, and American Board of Quality Assurance and Utilization Review Physicians as well as the American Osteopathic

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Association and the Michigan Occupational and Environmental Medical Association. He served as an appointed member of the Michigan Workers’ Compensation Advisory Council from 1988 to 2009 and Wayne State University’s Occupational Medicine Resident Advisory Committee from 1996 to 2008. Dr. Anderson received his baccalaureate degree from John Carroll University and his Osteopathic medical degree from Kansas City University, he received a Business of Medicine Executive Graduate Certificate from Johns Hopkins University School of Medicine.
Giovanni Gallara, PT, DPT has served as our Executive Vice President, Chief Clinical Services Officer since 2021 and as Senior Vice President from 2016 to 2021. Mr. Gallara served as vice president of therapy operations, supporting the Northeast and Mid-Atlantic regions from 2011 to 2016. Prior to joining the Company, Mr. Gallara worked in the financial services industry, outpatient rehabilitation clinical operations, onsite clinical care model delivery for Fortune 500 companies, and academics. Mr. Gallara received his undergraduate degree from Stockton University, Master’s degree in Physical Therapy from UMDNJ-Rutgers University, and Doctor of Physical Therapy from the University of Montana.
John deLorimier has served as our Executive Vice President, Chief Digital and Data Officer since 2023. He served as Senior Vice President and Executive Vice President of Customer Growth and Experience from 2005 to 2022. Mr. deLorimier served as Segment Vice President of Product and Sales development for Humana from 2012 to 2015. From 1990 to 2005 he also held senior roles in advising Fortune 500 companies on sales effectiveness, channel optimization, change management, innovation, and knowledge management. He earned undergraduate and graduate degrees from Virginia Tech.
Michael Kosuth has served as our Executive Vice President, Chief Operating Officer — East since 2021, Senior Vice President, Chief Operating Officer — East since 2018 and as Senior Vice President, Operations from 2015 to 2018. Mr. Kosuth has been with the Company since 1996 serving in various positions. He joined the Company in 1996 in an operational development role at a time when we had fewer than 75 centers. Mr. Kosuth has a Bachelor of Science from the University of Akron and a Master of Business Administration from Kent State University.
Douglas McAndrew has served as our Executive Vice President, Chief Operating Officer — West since 2021, Senior Vice President, Chief Operating Officer — West since 2018 and as Senior Vice President, Operations from 2015 to 2018. During his tenure at the Company, Mr. McAndrew has served the Company in a variety of roles that included National Director / AVP of Sales, National Director of Episodic Services, Vice President of Specialty Services and Senior Vice President of Operations. Mr. McAndrew has a Bachelor of Science in Business Administration from Texas State University.
Su Zan Nelson, CPA has served as Executive Vice President, Chief Accounting Officer since 2024 and was Chief Financial Officer from 2016 to 2024. Ms. Nelson first joined the organization in 2001. She is responsible for all facets of our financial and other statistical reporting, planning and budgeting, capital management, and auditing activities. In 2014, Ms. Nelson left the Company for a brief period to serve as interim Chief Financial Officer for DentalOne Partners, a dental management service organization supporting 160 dental practices, and in 2015 Ms. Nelson served as the Chief Financial Officer for MedPost Urgent Care, a division of Tenet Health with 45 urgent care centers. Her experience also includes healthcare related financial consultation to several leading corporations. Ms. Nelson earned her bachelor’s degree in finance from the University of Texas at Arlington and is a certified public accountant (CPA).
Jonathan Conser has served as our Executive Vice President, Chief Growth and Customer Officer since 2023 and as Senior Vice President since 2016. Since joining the Company in 2003, Mr. Conser has served as Vice President of National Accounts in our managed care division and most recently as our Chief Sales Officer. Prior to joining the Company, Jon held various management sales leadership positions with financial, insurance, automotive, and oil and gas companies. He received a Bachelor of Business Administration in business from Southern Methodist University.
Thomas Devasia has served as our Executive Vice President, Chief Marketing and Innovation Officer since 2022 and as Senior Vice President since 2020. Since joining in 2016, Mr. Devasia has overseen our product, marketing, and digital teams. Prior to joining the Company, he held various leadership positions in consumer innovation, product development, business strategy and planning, marketing, and brand management at global and U.S. Fortune 100 healthcare companies. He earned dual Bachelor of Arts

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degrees in biology and business from Bellarmine University and holds an MBA in marketing and international business from Xavier University.
Greg Gilbert has served as Executive Vice President and Chief Reimbursement & Governmental Affairs Officer since 2022 and has been with the Company for over 30 years. Mr. Gilbert manages three distinct business disciplines: governmental relations, reimbursement, and contracting/credentialing. He currently serves on the State Board of Workers’ Compensation Medical Advisory Committees for Maryland and Georgia and currently chairs the Georgia Medical Advisory Sub-Committee on Formulary and Treatment Guidelines. Mr. Gilbert received a Bachelor of Science in Health Professions from Texas State University and Master of Business Administration from the University of Dallas. He is a Certified Patient Account Manager through the American Association of Healthcare Administrative Management.
Michael Rhine has served as our Executive Vice President, Chief Operating Officer of our onsite health and telemedicine business units since July 2023. Mr. Rhine has held the role of Senior Vice President of Concentra Onsites from 2021 – 2023, Vice President of Northeast Operations from 2015 through 2021, Chief Operating Officer of Dimensional Dental in 2018, and various regional operation roles since joining the Company in 2003 as a physical therapist. Mr. Rhine received his undergraduate degree from East Stroudsburg University and a Doctor of Physical Therapy Degree from Duke University.
Danielle Kendall has served as our Senior Vice President, Human Resources, since August 2015 and as Vice President, Human Resources, from 2007 to 2015. She has been with the Company since 2000, serving in various positions. Prior to joining the Company, she served in HR leadership roles at multi-site organizations across a variety of industries, including computer retail with CompUSA, dental management care, and life insurance. After earning an athletic scholarship in swimming, Ms. Kendall earned her Bachelor’s in Business Administration from Texas Christian University and maintains her SHRM-Senior Certified Professional (SHRM-SCP) and Senior Professional Human Resources designations in Human Resources.
Directors
The following table will set forth the name, age and position of the individuals who are expected to serve as our directors upon completion of this offering, followed by a biography of each director.
Name	Age	Position
Robert A. Ortenzio	66	Director, Chair
Daniel J. Thomas	65	Director
William Keith Newton	61	Director
Marc R. Watkins, MD	54	Director Nominee
Cheryl Pegus, MD, MPH	60	Director Nominee
On            , the Select Board of Directors appointed             as Non-Executive Chairman Designate of the Board of Directors of the Company.
The biography of William Newton is set forth under the section entitled “Executive Officers.”
Robert A. Ortenzio co-founded Select and served as Select’s President and Chief Operating Officer from February 1997 to September 2001. Mr. Ortenzio served as Select’s President and Chief Executive Officer from September 2001 to January 1, 2005 and has served as a director of Select since February 1997. On January 1, 2014, Mr. Ortenzio was appointed as Select’s Executive Chairman and Co-Founder. Mr. Ortenzio was an Executive Vice President and a director of Horizon/CMS Healthcare Corporation from July 1995 until July 1996. In 1986, Mr. Ortenzio co-founded Continental Medical Systems, Inc., and served in a number of different capacities, including as a Senior Vice President from February 1986 until April 1988, as Chief Operating Officer from April 1988 until July 1995, as President from May 1989 until August 1996 and as Chief Executive Officer from July 1995 until August 1996. Before co-founding Continental Medical Systems, Inc., Mr. Ortenzio was a Vice President of Rehab Hospital Services Corporation. We believe that Mr. Ortenzio’s deep understanding of the healthcare industry and extensive leadership experience make him well qualified to serve on our Board.

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Daniel J. Thomas has served as a director of Select since July 2019. Mr. Thomas currently serves on the board of directors of Healthcare Highways, Inc., National Partners in Healthcare and Equalis Group LLC and previously served on the board of directors of Accentcare, Inc. In addition, from June 2018 through January 2019, Mr. Thomas served as President and CEO of National Partners in Healthcare. From 2011 until his retirement in 2017, Mr. Thomas served as President, Chief Executive Officer and a board member of Provista, Inc. Prior to Provista, Mr. Thomas served as Chief Executive Officer and a board member of Viant, Inc. Before the formation of Viant, from 1993 through 2007, Mr. Thomas spent 14 years with the Company and held the positions of President, Chief Executive Officer and Chief Operating Officer. We believe that Mr. Thomas’s deep understanding of the healthcare industry and extensive leadership experience make him well qualified to serve on our Board.
Director Nominees
Marc R. Watkins, MD has served as the Chief Medical Officer of Kroger Health since 2018. Dr. Watkins spent over five years in senior medical oversight roles at Concentra Inc. Between 2008 and 2009, he was an Interim Medical Director for the North American division of Nissan Motor Co. Ltd. Between 2003 and 2007, Dr. Watkins was a senior medical officer at a US Marine Corps Station. Between 2005 and 2006 he was group surgeon of Camp Al Asad in Iraq. Dr. Watkins has held over a dozen advisory roles, board seats, or other positions at U.S. healthcare companies and healthcare nonprofits, as well as U.S. educational institutions, including as an adjunct professor in the pharmacy department of the University of Cincinnati. We believe that Dr. Watkins’ deep understanding of the healthcare industry and extensive leadership experience make him well qualified to serve on our Board.
Cheryl B. Pegus, MD, MPH began her healthcare management career in 1996 as a cardiovascular-focused medical director at Pfizer Inc. Dr. Pegus has served as a partner at Morgan Health since late 2022. She was also the Executive Vice President of Health and Wellness at Walmart, Inc. Dr. Pegus joined Walmart in 2020 after several years in payor and consumer health-related roles at Cambia Health Solutions. She served as the President of Caluent LLC from 2013 to 2020. Between 2007 and 2012 Dr. Pegus was the Chief Medical Officer first at Symcare Personalized Health Solutions Inc., and later at Walgreens Company. Dr. Pegus has served on the board of several medical organizations, including the Patient Centered Outcomes Research Institute and the American Heart Association. Before taking on large-scale managerial positions, she was a cardiologist, clinical researcher, and fellow at New York-based medical institutions, including The Joan & Sanford I. Weill Medical College of Cornell University and Memorial Sloan Kettering Cancer Center. Dr. Pegus currently serves as a board member for Boston Scientific Corporation. We believe that Dr. Pegus’ deep understanding of the healthcare industry and extensive leadership experience make her well qualified to serve on our Board.
Composition of the Board of Directors
Our business and affairs are managed under the direction of the Board. Our amended and restated bylaws will provide that the Board will consist of not less than 5 nor more than 11 directors, the actual number to be determined by the Board from time to time. Upon completion of this offering, the Board will consist of 5 directors.
Staggered Board
In accordance with the terms of our amended and restated bylaws, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2025 for Class I directors, 2026 for Class II directors and 2027 for Class III directors.

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Our Class I directors will be Mr. Thomas and Dr. Pegus;

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Our Class II directors will be Mr. Newton and Dr. Watkins; and

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Our Class III director will be Mr. Ortenzio.

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Our amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of our board of directors.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.
Director Independence
The Board has undertaken a review of the independence of each of our directors. Based on information provided by our directors concerning their background, employment and affiliations, the Board has determined that three qualify as “independent” under the rules of the NYSE. In assessing the independence of each of our directors, the Board considered the relationships that each director has with us and with Select as well as all other facts and circumstances that the Board deemed relevant to assess the independence of each of our directors.
The Board will assess, at least annually, the independence of each of our directors and make a determination as to which of our directors are independent. To assist the Board in making this determination, we will adopt Standards of Independence as part of our Principles of Corporate Governance. The Standards of Independence will conform to, or be stricter than, the independence standards of the NYSE and will identify, among other things, material business, charitable and other relationships that could interfere with a director’s ability to exercise independent judgment.
Controlled Company Exemption
Upon completion of this offering, SMC will own a majority of the voting power of our shares of common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” as defined under the corporate governance rules of and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE. Accordingly, we will not be required to have a majority of “independent directors” on the Board as defined under the rules of the NYSE and we will not be required to have a compensation committee or a nominating and corporate governance committee, in each case composed entirely of independent directors. We may take advantage of one or more of these exemptions following the completion of this offering. As a result, although we do not currently intend to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
The “controlled company” exemption does not modify the independence requirements for the Audit and Compliance Committee, and we intend to comply with the applicable requirements of the Exchange Act and the NYSE within the applicable transition periods. As a result, we expect that the Audit and Compliance Committee will be composed of (1) at least one independent director on the effective date of the registration statement of which this prospectus is a part, (2) a majority of independent directors within 90 days following the effective date of the registration statement of which this prospectus is a part and (3) exclusively independent directors within one year following the effective date of the registration statement of which this prospectus is a part.
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE. In the event that we cease to be a “controlled company,” to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the applicable transition periods specified in the rules of the NYSE.
Board of Directors Leadership Structure
Our Principles of Corporate Governance will provide that, on an annual basis, and at such other times as the Nominating, Governance and Sustainability Committee deems appropriate (including in connection with a Chief Executive Officer transition), the Nominating, Governance and Sustainability Committee will review the Board’s leadership structure, including whether the roles of Chairperson of the Board and

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Chief Executive Officer should be held by one individual or should be separated. In conducting its review, the Nominating, Governance & Sustainability Committee will consider such facts and circumstances as it deems appropriate from time to time.
Meetings of the Board of Directors
Our Principles of Corporate Governance will provide that our directors are expected to attend Board meetings and meetings of the Board committees on which they serve, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. Our Principles of Corporate Governance will also provide that our independent directors will meet in regular executive sessions without any non-independent directors or members of management present.
Committees of the Board of Directors
Effective prior to the completion of this offering, the Board will have the following four standing committees: (1) the Audit and Compliance Committee, (2) the Human Capital and Compensation Committee, (3) the Nominating, Governance and Sustainability Committee and (4) the Quality of Care and Patient Safety Committee. The Board will adopt a written charter for each committee and these charters will be available on our website at www.concentra.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.
Audit and Compliance Committee — The initial members of the Audit and Compliance Committee will be Mr. Thomas, Mr. Newton and Dr. Watkins. Mr. Thomas will serve as the chairperson of the Audit and Compliance Committee. The Board has determined that Mr. Thomas is an “audit committee financial expert” as defined under the rules of the SEC. The responsibilities of the Audit Committee will include: (i) the integrity of the Company’s financial statements and financial reporting process; (ii) the systems of internal accounting and financial controls; (iii) the performance of the Company’s internal audit function and independent auditors; (iv) the independent auditor’s qualifications and independence; (v) the annual independent audit of the Company’s financial statements; (vi) the selection and performance of the Company’s compliance officer; (vii) the effectiveness of the structure and operations of the Company’s compliance program; (viii) the Company’s compliance with each of the Company’s Code of Conduct and the Code of Ethics for Senior Financial Officers and other legal compliance and ethics programs established by management and the Board of Directors; (ix) the Company’s compliance with applicable legal and regulatory requirements; and (x) the Company’s policies in respect of risk assessment and risk management, including the security of and risks related to computerized information systems and data privacy. In so doing, the Audit Committee is responsible for maintaining free and open communication among its members, the independent registered public accounting firm, the internal auditors and the Company’s management.
Human Capital and Compensation Committee — The initial members of the Human Capital and Compensation Committee will be Mr. Ortenzio, Mr. Thomas and Dr. Pegus. Mr. Ortenzio will serve as the chairperson of the Human Capital and Compensation Committee. We expect that each of the members of the Compensation Committee will qualify as “non-employee directors” under Rule 16b-3 under the Exchange Act. The Human Capital and Compensation Committee has overall responsibility for evaluating and approving the Company’s executive officer and director compensation plans, policies and programs, as well as all equity-based compensation plans and policies. The Human Capital and Compensation Committee is also responsible for preparing the Compensation Discussion and Analysis report for inclusion in the Company’s annual proxy statement filed with the SEC.
Nominating, Governance and Sustainability Committee — The initial members of the Nominating, Governance and Sustainability Committee will be Mr. Ortenzio, Mr. Newton and Dr. Pegus. Mr. Ortenzio will serve as the chairperson of the Nominating, Governance and Sustainability Committee. The responsibilities of the Nominating, Governance and Sustainability Committee will include: (i) identify individuals qualified to serve on the Board of Directors and board committees; (ii) recommend to the Board of Directors nominees for election to the Board of Directors at annual meetings of stockholders; (iii) recommend to the Board of Directors nominees to serve on each of the board committees; (iv) lead the Board of Directors in its annual review of the performance of the Board of Directors and management; (v) monitor the Company’s corporate governance structure; (vi) review the Company’s activities, policies and

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programs related to ESG matters, including corporate environmental and social responsibility matters; and (vii) develop and recommend to the Board of Directors any proposed changes to the Company’s corporate governance guidelines.
Quality of Care and Patient Safety Committee — The initial members of the Quality of Care and Patient Safety Committee will be Dr. Watkins and Dr. Pegus. Dr. Pegus will serve as the chairperson of the Quality of Care and Patient Safety Committee. The Quality of Care and Patient Safety Committee is appointed to assist the Board of Directors in fulfilling its oversight responsibilities relating to the review of the Company’s policies and procedures relating to the delivery of quality medical care to patients. The Quality of Care and Patient Safety Committee will maintain communication between the Board of Directors and the senior officers with management responsibility for medical care and review matters concerning or relating to the quality of medical care delivered to patients, efforts to advance the quality of medical care provided and patient safety.
Human Capital and Compensation Committee Interlocks and Insider Participation
During 2023, we were not a standalone company and we did not have a human capital and compensation committee or any other committee serving a similar function. Decisions with respect to the compensation for that fiscal year of the individuals who will serve as our executive officers upon completion of this offering were made by Select, as described in the section of this prospectus entitled “Executive and Director Compensation.”
Principles of Corporate Governance
Prior to the completion of this offering, the Board will adopt Principles of Corporate Governance to assist it in guiding our governance practices. Our Principles of Corporate Governance will be reviewed annually by the Nominating, Governance and Sustainability Committee and may be amended by the Board from time to time. Our Principles of Corporate Governance will address a number of topics, including responsibilities of the Board, director qualifications, rights of the Board, rights of our stockholders, election of directors, Board committees, Board and Board committee performance evaluations, director orientation, executive performance evaluations, succession planning and stock ownership guidelines. Our Principles of Corporate Governance will be available on our website at www.concentra.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.
Board of Directors Oversight of Risk Management
The Board will be responsible for overseeing senior management’s execution of its risk management duties and for assessing its approach to risk management. The Board’s oversight of risk is an integral element of its oversight responsibilities and seeks to ensure that senior management has processes in place to appropriately identify and manage risk. We expect that the Board will actively engage with senior management to understand and oversee our most significant risks, including in the following ways:
•
The Board will review and discuss strategic, operational, financial and reporting risks as well as non-financial risks including strategic, operational, compliance, environmental, social, human capital management and cyber-security risks;

•
The Board and its applicable committees will receive regular updates from management regarding various enterprise risk-management issues and risks related to our operating segments, including risks related to litigation, product quality and safety, cyber-security, reputation, human capital, diversity, equity and inclusion and environmental sustainability;

•
Independent directors will hold regular executive sessions without management present to discuss risks facing us and our risk-management practices and, with respect to certain Board committees, independent directors will also meet in private session with management and compliance leaders;

•
The Board will consult with external advisors, including outside counsel, consultants, auditors and industry experts, to ensure that it is well informed about the risks and opportunities facing us; and

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•
The Board will review feedback provided by stockholders to ensure that it understands stockholder perspectives and concerns.

Code of Business Conduct
Prior to the completion of this offering, the Board will adopt a Code of Business Conduct designed to provide employees with guidance on our compliance policies. Our Code of Business Conduct will set basic requirements for business conduct and serve as a foundation for our policies, procedures and guidelines, all of which will provide additional guidance on expected employee behaviors in every market where we operate. Our Code of Business Conduct also provides guidance on where to turn for help on issues of business conduct and how to escalate risks and concerns.
Prior to the completion of this offering, the Board will also adopt a Code of Business Conduct & Ethics applicable to the Board members and our executive officers. Our Code of Business Conduct & Ethics will address a number of topics, including conflicts of interest, conduct of business and fair dealing, gifts, compliance with laws and regulations, use of non-public information and disclosure and use of Company funds, assets and information.
Our Code of Business Conduct and our Code of Business Conduct & Ethics will be available on our website at www.concentra.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.
Clawback Policy
We intend to adopt a compensation recovery policy that is compliant with NYSE rules and regulations, as required by the Dodd-Frank Act, to be effective upon the completion of this offering.

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EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Discussion and Analysis
This compensation discussion and analysis (“CD&A”) provides an overview of our executive compensation philosophy and the material elements of compensation awarded to, earned by, or paid to our named executive officers (“NEOs”) with respect to the year ended December 31, 2023. Our executive compensation program is designed to attract and retain individuals qualified to manage and lead our Company and to also motivate them to contribute to the achievement of our financial and operational goals and ultimately create and grow our equity value.
Our NEOs for 2023 were:
Name of Executive	Title
William K. Newton	Chief Executive Officer
Matthew T. DiCanio(1)	President & Chief Financial Officer
John A. deLorimier	Executive Vice President, Chief Digital & Data Officer
Giovanni Gallara	Executive Vice President, Chief Clinical Services Officer
Su Zan Nelson(1)	Executive Vice President, Chief Accounting Officer

(1)
For the year ended December 31, 2023, Matthew DiCanio served as President and Su Zan Nelson served as Executive Vice President and Chief Financial Officer of the Company.

Compensation Philosophy and Objectives.
Our primary executive compensation philosophy and objectives are to:
•
attract, reward, and retain the people that drive quality, operations, efficiency, growth and profitability;

•
provide fair and competitive compensation opportunities that appropriately reward executives for their contributions to our success; and

•
align senior management’s interests with our equity owners’ long-term interests through performance-based compensation arrangements.

Accordingly, we do not:
•
provide change in control excise or other tax gross-up provisions for any executives;

•
guarantee any bonuses for our NEOs; or

•
provide supplemental executive retirement plans.

We seek to maintain a quality and performance-oriented culture and a compensation approach that rewards our NEOs when we achieve our goals and objectives, while putting at risk an appropriate portion of their compensation if our goals and objectives are not achieved. Consistent with this philosophy, we have sought to create an executive compensation program that balances short-term versus long-term components and fixed versus contingent payments in ways that we believe are most appropriate to motivate them.
Process for Determining Executive Compensation.
In 2023, our Chief Executive Officer, in consultation with certain members of Select’s management team, administered the Company’s compensation, including the compensation of our NEOs, other than his own. Our Chief Executive Officer provided input to such members of Select’s management team regarding the duties and responsibilities of his direct reports, including the other NEOs, and the results of his evaluations of their annual performance to determine the compensation of such NEOs. Our Chief Executive Officer’s compensation was administered by Select’s Human Capital and Compensation Committee and certain members of Select’s management team. We did not engage a compensation consulting firm to provide any

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compensation consulting services with respect to any of our executive pay programs. Following this offering, our Human Capital and Compensation Committee will be responsible for the administration of the compensation for our NEOs.
Risk Assessment
Select’s Human Capital and Compensation Committee was responsible for the assessment of enterprise risk associated with all compensation and benefit programs, including those of the Company. After considering the various forms of compensation paid to the Company’s employees, Select’s Human Capital and Compensation Committee concluded that the Company’s compensation policies and programs are not reasonably likely to have a material adverse effect on the Company.
Stock Ownership Guidelines
In connection with this offering, our Board of Directors expects to adopt stock ownership guidelines for our NEOs.
Anti-Hedging Policy
In connection with this offering, our Board of Directors expects to adopt an anti-hedging policy applicable to all of our employees, including the NEOs.
Compensation Recoupment Policy
In connection with this offering, our Board of Directors expects to adopt a compensation recoupment policy complying with the SEC and NYSE requirements.
Elements of Compensation
Executive compensation for any Company fiscal year generally consists of a combination of the following elements, each of which is discussed in further detail in the sections that follow:
•
Base Salary;

•
Concentra Incentive Plans;

•
Equity Compensation;

•
Perquisites and Personal Benefits; and

•
General Benefits.

In addition to the compensation components listed above, each of the NEOs is party to an employment agreement or offer letter with the Company that provides for post-employment severance payments in the event of certain qualifying terminations of employment.
Base Salary
Base salaries are provided to the NEOs to compensate them for services rendered during the year. Consistent with the Company’s philosophy of placing increasing emphasis on performance-based compensation, the base salaries for the NEOs were set at levels which we believe are competitive for the healthcare industry when combined with the Company’s incentive programs.
Concentra Incentive Plans
Concentra Executive Leadership Team Incentive Plan
Our Executive Leadership Team Management Variable Incentive Plan (the “Incentive Plan”) provides certain executives, including our NEOs, the opportunity to earn incentive payments based upon the Company’s achievement of certain EBITDA-based targets for the applicable calendar year. Participants in good standing, including the NEOs, are eligible to receive a cash payment equal to a percentage of their base

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salary times the applicable EBITDA multiplier associated with the Company’s level of EBITDA achievement for the applicable plan year, with payments ranging from 0% up to 110% of the base salary percentage. The EBITDA multiplier is subject to increase through linear interpolation for incremental EBITDA achievement between the applicable pre-determined milestone levels. Under the Incentive Plan, participants may earn additional discretionary amounts in excess of 110% of the applicable percentage of base salary based on such participants’ individual contribution to the Company’s success. Under the Incentive Plan, we have the discretion to adjust any financial target (whether positively or negatively) based on the effects of unusual events or the effects of any acquisition or other factor that we deem to have inappropriately influenced actual performance.
Concentra Executive Leadership Team Long Term Cash Incentive Plan
We sponsor the Executive Leadership Team Long Term Cash Incentive Plan (the “LTIP”) for the benefit of certain of our key executives, including the NEOs. The LTIP provides for cash incentive payments at the end of a two-year performance period based upon the per interest equity value of the Company at the end of the performance period. Under the LTIP, participants, including the NEOs, are assigned a target incentive amount which is divided by the per interest equity value of the Company to determine a number of “bonus units” for each such participant. The value of the bonus units at the end of the applicable performance period may increase or decrease from their initial value depending upon the per interest equity value of the Company at the end of the performance period as compared to such value when the number of bonus units were determined. At the end of the two-year performance period, the number of bonus units will be multiplied by the then-current per interest equity value to calculate the payment to be paid to the participant, which will be made in a single lump-sum cash payment no later than March 31 of the year immediately following the performance period to which such incentive amount relates, generally subject to the participant’s continuous employment by the Company through the two-year plan cycle. The per interest equity value may be adjusted (upward or downward) to exclude the impact of charges for extraordinary, unusual or non-recurring items (including charges for restructurings and discontinued operations), and for the cumulative effects of any accounting changes.
Equity Compensation
2023 Annual Awards.   On August 1, 2023, Select’s Human Capital and Compensation Committee awarded Mr. Newton restricted shares of Select common stock under the Select Medical Holdings Corporation 2020 Equity Incentive Plan (as amended from time to time, the “2020 Equity Plan”). The number of restricted shares awarded to Mr. Newton is set forth in the table below. Such shares will cliff vest in one installment on August 1, 2026, generally subject to Mr. Newton’s continued employment on such date. The terms of Mr. Newton’s award provides for pro-rata vesting of any then-unvested restricted shares of Select’s common stock in the event that his employment is terminated due to death, “disability” (as defined in the 2020 Equity Plan) or upon his termination of employment following a “change in control” (as defined in the 2020 Equity Plan). None of our NEOs other than Mr. Newton received any equity compensation in 2023.
Name of Executive	Shares of Restricted Stock Granted
William K. Newton	33,422
In making such restricted stock grants, Select’s Human Capital and Compensation Committee believed that the annual long-term equity award opportunities for Mr. Newton was in line with the annual long-term equity award opportunities for his counterparts at comparable companies.
Perquisites and Other Personal Benefits
The Company provides NEOs with perquisites and other personal benefits that it believes are reasonable and consistent with the Company’s overall compensation program to better enable the Company to attract and retain highly skilled NEOs. The Company periodically reviews the levels of perquisites and other personal benefits provided to NEOs.

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Attributed costs of the perquisites and personal benefits described above for the NEOs for the year ended December 31, 2023, are included in the “Summary Compensation Table,” below.
General Benefits
The NEOs are also eligible to participate in Select’s broad-based employee benefit plans, including group health and dental plans, short term and long-term disability plans, life insurance plan and Select’s 401(k) plan on the same terms and conditions as those plans are available to Select’s and the Company’s employees generally.
Employment Arrangements
We have entered into employment agreements or, in the case of Ms. Nelson, an offer letter, with each of the NEOs (together, the “Employment Arrangements”). Each of the Employment Arrangements provide for the basic terms and conditions of the NEOs’ employment.
Under the Employment Arrangements, in the event that Ms. Nelson’s or any of Messrs. DiCanio’s, deLorimier’s or Gallara’s employment is terminated by the Company without “cause” (as defined in the Employment Arrangements) or without “due cause” (in the case of Ms. Nelson), in addition to any earned but unpaid base salary through the date of such termination of employment, such NEOs will receive nine months of continued base salary, other than Mr. Gallara, who will receive ten months of continued base salary, in each case, subject to his or her execution and non-revocation of a release of claims in favor of the Company and continued compliance with certain post-employment restrictive covenants. In such an event, Mr. DiCanio will also receive a payment in respect of any earned but unpaid bonus relating to any full fiscal year completed prior to his termination of employment. In the event that either of Messrs. DiCanio or Gallara resigns his employment following the Company’s material reduction of their roles and responsibilities or annual base salaries, or in the case of Mr. DiCanio, after the Company has required him to relocate to a place more than 50 miles from Addison, Texas, such NEO will be entitled to receive their severance described above.
Under his Employment Arrangement, in the event that the Company terminates Mr. Newton’s employment without “cause” (as defined in Mr. Newton’s Employment Arrangement) or in the event that Mr. Newton resigns his employment with the Company for “good reason” (as defined in Mr. Newton’s Employment Arrangement and includes a change of control of Select), in addition to any earned and unpaid base salary through the date of such termination of employment, payment in respect of any earned and unused vacation time, and reimbursement of unreimbursed business expenses through the date of such termination of employment, Mr. Newton will receive (i) any earned but unpaid bonus relating to any full fiscal year completed prior to such termination of employment, (ii) continuation of his base salary for a period of twenty four months, (iii) a pro rata portion of his annual bonus for the fiscal year in which such termination of employment occurs based on actual performance, and paid when such bonuses would otherwise be paid to Company executives; provided that, if such pro rata bonus described in (iii) is less than the greater of (x) Mr. Newton’s target bonus for the fiscal year that includes his termination of employment or (y) the average of the three annual bonuses paid to Mr. Newton immediately prior to such termination of employment (the greater of (x) or (y), the “severance bonus”), then Mr. Newton will be eligible for an additional payment equal to the positive difference between the severance bonus and the bonus amount payable to Mr. Newton in respect of item (iii) above. The severance payable to Mr. Newton described above is conditioned upon Mr. Newton’s execution and non-revocation of a release of claims in favor of the Company, and his continued compliance with certain post-employment restrictive covenants.
Under the Employment Arrangements, each NEO is subject to ongoing confidentiality obligations, as well as a two-year post-employment non-competition and non-solicitation restriction.
Additional information regarding the Employment Arrangement with each of our NEOs, including a quantification of amounts that would have been received by each NEO that is currently employed by the Company had their employment terminated on December 31, 2023, is provided under “Potential Payments upon Termination or Change in Control.”

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Tax and Accounting Considerations
Select considers tax and accounting implications in determining all elements of its compensation programs. Section 162(m) of the Code generally denies a deduction to any publicly held corporation for compensation exceeding $1,000,000 paid in a taxable year to the Chief Executive Officer, the Chief Financial Officer, or any one of the next three most highly compensated officers (other than the Chief Executive Officer and the Chief Financial Officer) serving in such capacity at any time during the taxable year, or any other individual who was a “covered employee” (within the meaning of Section 162(m) of the Code then in effect) for any taxable year beginning after December 31, 2016. None of the NEOs were subject to Section 162(m) of the Code as a result of their employment with Select during 2023.
Summary Compensation Table
This Summary Compensation Table summarizes the total compensation earned by each NEO for each of the 2023, 2022 and 2021 fiscal years.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
William K. Newton Chief Executive Officer	2023	700,000	—	999,986	1,670,550	3,661,491	7,032,028
	2022	698,077	—	1,000,009	2,331,000	3,394,185	7,423,271
	2021	650,000	800,000	—	2,275,000	22,588,327(4)	26,313,327
Matthew T. DiCanio President & Chief Financial Officer	2023	495,192	—	—	645,000	496,219	1,636,411
	2022	362,500	—	—	506,250	462,256	1,331,006
	2021	341,732	100,000	—	1,235,000	2,228,308	3,905,040
John A. deLorimier EVP, Chief Digital & Data Officer	2023	450,000	—	—	435.375	495,395	1,380,770
	2022	450,000	—	—	607,500	461,012	1,518,512
	2021	436,846	100,000	—	1,181,250	2,229,758	3,947,854
Giovanni Gallara EVP & Chief Clinical Services Officer	2023	374,039	—	—	362,813	638,514	1,375,516
	2022	350,000	—	—	472,500	593,950	1,416,450
	2021	341,731	100,000	—	1,135,000	1,746,633	3,323,364
Su Zan Nelson EVP, Chief Accounting Officer	2023	374,039	—	—	362,813	506,674	1,243,526
	2022	350,000	—	—	472,500	471,230	1,293,730
	2021	342,041	100,000	—	1,235,000	1,772,067	3,449,108
All Other Compensation
Named Executive Officer	Year	401(k) Matching Contributions ($)	Class C Interest Buyback ($)(5)	Dividends Paid on Unvested Shares of Restricted Stock ($)	Total ($)
William K. Newton	2023	4,846	3,631,460	25,185	3,661,491
Matthew T. DiCanio	2023	4,949	491,270	—	496,219
John A. deLorimier	2023	4,125	491,270	—	495,395
Giovanni Gallara	2023	4,834	633,680	—	638,514
Su Zan Nelson	2023	4,834	501,840	—	506,674

(1)
The dollar amounts reported in this column represent the grant date fair value calculated according to Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”) of restricted stock awards granted in the applicable fiscal year. See Note 17 to Select’s Consolidated Financial Statements included in the Annual Report for a discussion of the relevant assumptions used in calculating value pursuant to ASC 718.

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(2)
The amounts reported in this column for 2023 represent the bonuses earned by each NEO in respect of the 2023 fiscal year, as described above in the section titled “Concentra Executive Leadership Team Incentive Plan.” The amounts reported in this column for 2022 represent the bonuses earned by each NEO in respect of the 2022 fiscal year, and the amounts reported in this column for 2021 represent the bonuses earned by each NEO in respect of the 2021 fiscal year. All such bonuses were paid under the Incentive Plan following the fiscal year to which they relate, other than the 2021 amount which was paid in 2021.

(3)
The items reported in this column for 2023 are described in the “All Other Compensation” table above.

(4)
$22,584,139 of the total amount reported in this column for Mr. Newton for 2021 represents a payment in respect of a put right in favor of Mr. Newton and in respect of certain class A, B and C interests held by Mr. Newton in the Company’s predecessor entity. Following the 2023 payment, Mr. Newton does not have any further entitlement to any payments in respect of such interests in the future.

(5)
The amounts reported in this column represent the last payment in respect of a put right in favor of the applicable NEO and in respect of certain class C interests held by each NEO in the Company’s predecessor entity. Following the payment of such amounts, none of the NEOs have any further entitlement to any payments in respect of such class C interests.

Grants of Plan-Based Awards
Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Bonus Units (#)(1)	Threshold ($)	Target ($)	Maximum ($)
William K. Newton
2020 Equity Plan	08/01/2023	—	—	—	—	33,422	999,986
Concentra Leadership Team Incentive Plan(4)	05/05/2023	—	647,500	1,295,000	1,670,550	—	—
Concentra Executive Leadership Team LTIP	—	—	—	—	—	—	—
Matthew T. DiCanio
Concentra Leadership Team Incentive Plan(4)	05/05/2023	—	250,000	500,000	645,000	—	—
Concentra Executive Leadership Team LTIP	02/27/2023	70,419	—	—	—	—	—
John A. deLorimier
Concentra Leadership Team Incentive Plan(4)	05/05/2023	—	168,750	337,500	435,375	—	—
Concentra Executive Leadership Team LTIP	02/27/2023	42,251	—	—	—	—	—
Giovanni Gallara
Concentra Leadership Team Incentive Plan(4)	05/05/2023	—	140,625	281,250	362,813	—	—
Concentra Executive Leadership Team LTIP	02/27/2023	42,251	—	—	—	—	—
Su Zan Nelson
Concentra Leadership Team Incentive Plan(4)	05/05/2023	—	140,625	281,250	362,813	—	—
Concentra Executive Leadership Team LTIP	02/27/2023	38,730	—	—	—	—	—

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

(1)
The amounts reported in this column reflect the number of bonus units granted to the NEOs for the 2023 plan cycle under the LTIP, determined based upon a per interest equity value of $7.10. Such number of bonus units reflects 100%, 67%, 80% and 73% of base salary for each of Messrs. DiCanio, deLorimier and Gallara and Ms. Nelson, respectively. At the end of the two-year plan cycle, the NEOs would be paid an amount equal to the number of bonus units in this column, multiplied by the per interest equity value, as determined at the end of the plan cycle. See description of plan under “Concentra Executive Leadership Team Long Term Cash Incentive Plan.”

(2)
The amounts reported in this column represent the restricted stock awards granted to Mr. Newton under the 2020 Equity Plan on August 1, 2023, as described above in the Section titled “Equity Compensation.”

(3)
The amounts reported in this column represent the grant date value of the restricted stock awards granted to Mr. Newton under the 2020 Equity Plan on August 1, 2023, which equals the number of shares granted to Mr. Newton, multiplied by the closing price of Select’s common stock on the date of grant ($29.92).

(4)
The amounts reported in this row represent the threshold target and maximum bonus opportunities for the NEOs with respect to 2023 under the Concentra Executive Leadership Team Incentive Plan. See description of plan under “Concentra Leadership Team Incentive Plan.” For 2023, amounts were paid to the NEOs exceeded the 110% maximum due to extraordinary performance and were paid based upon achievement of 129%, which reflects the amount reported above in the “Maximum” column.

Outstanding Equity Awards at Fiscal Year End
Name	Grant Date	Stock Awards(1)
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
William K. Newton	08/01/2023	33,422(2)	785,417
	08/01/2022	33,659(3)	790,987

(1)
The stock awards were granted under the 2020 Equity Plan.

(2)
Subject to Mr. Newton’s continued employment on the vesting date, these shares of restricted stock will cliff vest on the third anniversary of the date of grant on August 1, 2026. In addition, a pro rated portion of these shares of restricted stock are subject to accelerated vesting in certain events, as described below in the section titled “Potential Payments upon Termination or Change in Control.”

(3)
Subject to Mr. Newton’s continued employment on the vesting date, these shares of restricted stock will cliff vest on the third anniversary of the date of grant on August 1, 2025. In addition, a pro rated portion of these shares of restricted stock are subject to accelerated vesting in certain events, as described below in the section titled “Potential Payments upon Termination or Change in Control.”

(4)
Represents the value of unvested shares of restricted stock as of December 31, 2023, based on the closing price of Select’s common stock on December 31, 2023 ($23.50 per share).

Potential Payments upon Termination or Change in Control
Each of our NEOs may be entitled to certain payments upon termination of employment or a change in control, as described below.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Termination of Employment Not in Connection with a Change in Control
Mr. Newton
As described above, under his Employment Arrangement, in the event that the Company terminates Mr. Newton’s employment without “cause” (as defined in Mr. Newton’s Employment Arrangement) or in the event that Mr. Newton resigns his employment with the Company for “good reason” (as defined in Mr. Newton’s Employment Arrangement and includes a change of control of Select), in addition to any earned and unpaid base salary through the date of such termination of employment, payment in respect of any earned and unused vacation time, reimbursement of unreimbursed business expenses through the date of such termination of employment and vested amounts or benefits under the Company’s or Select’s employee benefit plans (collectively, the “Final Compensation”), Mr. Newton will receive (i) any earned but unpaid bonus relating to any full fiscal year completed prior to such termination of employment, (ii) continuation of his base salary for a period of twenty four months, (iii) a pro rata portion of his annual bonus for the fiscal year in which such termination of employment occurs based on actual performance, and paid when such bonuses would otherwise be paid to Company executives; provided that, if such pro rata bonus described in (iii) is less than the greater of (x) Mr. Newton’s target bonus for the fiscal year that includes his termination of employment or (y) the average of the three annual bonuses paid to Mr. Newton immediately prior to such termination of employment (the greater of (x) or (y), the “severance bonus”), then Mr. Newton will be eligible for an additional payment equal to the positive difference between the severance bonus and the bonus amount payable to Mr. Newton in respect of item (iii) above. The severance payable to Mr. Newton described above is conditioned upon Mr. Newton’s execution and non-revocation of a release of claims in favor of the Company, and his continued compliance with certain post-employment restrictive covenants.
In the event that Mr. Newton’s employment is terminated due to his death or “disability” (as defined in Mr. Newton’s Employment Arrangement), Mr. Newton or his estate will receive the Final Compensation as well as any earned but unpaid bonus relating to any full fiscal year completed prior to such termination of employment.
Mr. DiCanio
As described above, under, Mr. DiCanio’s Employment Arrangement, in the event that Mr. DiCanio’s, employment is terminated by the Company without “cause” (as defined Mr. DiCanio’s Employment Arrangement), in addition to any earned but unpaid base salary through the date of such termination of employment, Mr. DiCanio will receive nine months of continued base salary, subject to his execution and non-revocation of a release of claims in favor of the Company and continued compliance with certain post-employment restrictive covenants. In such an event, Mr. DiCanio will also receive a payment in respect of any earned but unpaid bonus relating to any full fiscal year completed prior to his termination of employment. In the event that Mr. DiCanio resigns his employment following the Company’s material reduction of his role and responsibilities or annual base salary, or after the Company has required him to relocate to a place more than 50 miles from Addison, Texas, Mr. DiCanio will be entitled to receive the severance described above.
Mr. deLorimier
As described above, under Mr. deLorimier’s Employment Arrangement, in the event that Mr. deLorimier’s employment is terminated by the Company without “cause” (as defined in Mr. deLorimier’s Employment Arrangement), in addition to any earned but unpaid base salary through the date of such termination of employment, Mr. deLorimier will receive nine months of continued base salary, subject to his execution and non-revocation of a release of claims in favor of the Company and continued compliance with certain post-employment restrictive covenants.
Mr. Gallara
As described above, under Mr. Gallara’s Employment Arrangement, in the event that Mr. Gallara’s employment is terminated by the Company without “cause” (as defined in Mr. Gallara’s Employment Arrangement), in addition to any earned but unpaid base salary through the date of such termination of

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

employment, Mr. Gallara will receive ten months of continued base salary, subject to his execution and non-revocation of a release of claims in favor of the Company and continued compliance with certain post-employment restrictive covenants. In the event that Mr. Gallara resigns his employment following the Company’s material reduction of his role and responsibilities or annual base salary, Mr. Gallara will be entitled to receive the severance described above.
Ms. Nelson
As described above, under Ms. Nelson’s Employment Arrangement, in the event that Ms. Nelson’s employment is terminated by the Company without “due cause” (as defined in Ms. Nelson’s Employment Arrangement), in addition to any earned but unpaid base salary through the date of such termination of employment, Ms. Nelson will receive nine months of continued base salary, subject to her execution and non-revocation of a release of claims in favor of the Company and continued compliance with certain post-employment restrictive covenants.
Set forth in the table below are the amounts that would be payable to each of the NEOs upon termination of employment without cause/due cause, for good reason or due to death or disability, and not in connection with a change in control, assuming that such termination occurred on December 31, 2023.
	Without Cause/Without Due Cause				For Good Reason(1)				Death		Disability
Name	Base Salary ($)	Bonus ($)(2)	Pro-Rata Bonus ($)(3)	Equity Pro- Rata Vesting Value ($)(4)	Base Salary ($)	Bonus ($)(2)	Pro-Rata Bonus ($)(3)	Equity Pro- Rata Vesting Value ($)	Bonus ($)(2)	Equity Pro- Rata Vesting Value ($)(4)	Bonus ($)(2)	Equity Pro- Rata Vesting Value ($)(4)
William K. Newton	1,400,000	1,670,550	1,670,550	481,727	1,400,000	1,670,550	1,670,550	481,727	1,670,550	481,727	1,670,550	481,727
Matthew T. DiCanio	375,000	645,000	—	—	375,000	645,000	—	—	—	—	—	—
John A. deLorimier	337,500	—	—	—	—	—	—	—	—	—	—	—
Giovanni Gallara	312,500	—	—	—	312,500	—	—	—	—	—	—	—
Su Zan Nelson	281,250	—	—	—	—	—	—	—	—	—	—	—

(1)
For purposes of this table, for Mr. Newton, good reason shall be as defined in his Employment Arrangement as described above in Potential Payments upon “Termination or Change in Control: Termination of Employment Not in Connection with a Change in Control — Mr. Newton.” For purposes of this table, for Messrs. DiCanio and Gallara, the term good reason shall mean their respective resignation rights described above in “Termination or Change in Control: Termination of Employment Not in Connection with a Change in Control — Mr. DiCanio” and “Termination or Change in Control: Termination of Employment Not in Connection with a Change in Control — Mr. Gallara,” respectively.

(2)
Amounts in this column reflect earned and unpaid bonuses relating to 2023 due to the assumption that the terminations of employment in this table will occur on December 31, 2023.

(3)
The amount in this column reflects the actual bonus earned by Mr. Newton under the Concentra Executive Leadership Team Incentive Plan for 2023 due to the fact that this amount is greater than Mr. Newton’s target bonus for 2023 and the average of Mr. Newton’s prior three annual bonuses.

(4)
With respect to Mr. Newton, represents the value of 20,499 shares of restricted stock vesting on December 31, 2023, based on the closing price of Select’s common stock on December 31, 2023 ($23.50 per share). The number of shares of restricted stock vesting on such date is determined, with respect to each applicable outstanding award, by multiplying the number of shares of restricted stock granted to Mr. Newton under such award by the ratio of (x) the number of days that elapsed from the grant date through December 31, 2023 and (y) the total number of days in the vesting period.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Change in Control
Because we do not provide tax gross-ups, enhanced severance or single-trigger benefits in the event of a change in control, the amounts set forth above reflect the amounts that would be payable to each of the NEOs upon the occurrence of such terminations of employment in connection with a change in control, assuming that the relevant events occurred on December 31, 2023.
Future Compensation Programs
Overview
Following the completion of this offering, our Compensation Committee will review each of the elements of our compensation programs. We believe that this offering will enable us to offer our key employees compensation directly linked to the performance of our business, which we expect will enhance our ability to attract, retain and motivate qualified personnel and serve the interests of our stockholders.
Long-Term Equity Incentive Plan
In connection with this offering, Concentra intends to establish an equity incentive plan on our behalf for the benefit of our officers, employees, directors and other service providers, and which we will use to provide equity-based incentives to such individuals, aligning their interests with those of our stockholders. A description will be provided in a subsequent amendment to the registration statement of which this prospectus is a part.
Director Compensation
In connection with this offering, Concentra intends to establish a director compensation policy for its directors. A description will be provided in a subsequent amendment to the registration statement of which this prospectus is a part.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDER
The following table sets forth the number and percentage of shares of our common stock beneficially owned (1) immediately prior to the completion of this offering and (2) upon completion of this offering, by:
•
each person or group known by us to beneficially own more than 5% of the shares of our common stock;

•
each person whom we anticipate will serve on the Board upon completion of this offering and each of our named executive officers; and

•
all persons whom we anticipate will serve on the Board or as our executive officers upon completion of this offering, collectively as a group.

Percentage of beneficial ownership in the following table is based on shares of our common stock outstanding immediately prior to the completion of this offering and shares of our common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, or shares of our common stock, assuming the underwriters exercise in full their option to purchase additional shares of our common stock from us.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares of our common stock beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the footnotes to the following table, the address for each stockholder listed below is c/o Concentra Group Holdings Parent, Inc., 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, PA 17055.
Name of Beneficial Owner	Shares of our common stock beneficially owned prior to the completion of this offering		Shares of our common stock beneficially owned following the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us)		Shares of our common stock beneficially owned following the completion of this offering (assuming full exercise of the underwriters’ option to purchase additional shares of our common stock from us)
	Number	%	Number	%	Number	%
Select Medical Corporation(1)		100%	—		—
William K. Newton	—	0%	—	0%	—	0%
Matthew T. DiCanio	—	0%	—	0%	—	0%
John A deLorimier	—	0%	—	0%	—	0%
Giovanni Gallara	—	0%	—	0%	—	0%
Su Zan Nelson	—	0%	—	0%	—	0%
Robert A. Ortenzio	—	0%	—	0%	—	0%
Daniel J. Thomas	—	0%	—	0%	—	0%
All Directors and Executive Officers as a Group (persons)	—	0%	—	0%	—	0%

(1)
The address of SMC is Select Medical Corporation, 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, PA, 17055.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements for our executive officers and directors, which are described in the section of this prospectus entitled “Executive and Director Compensation.”
Historical Relationship with Select
On January 3, 2024, Select, our parent company, announced its intention to spin-off Concentra. Concentra Group Holdings Parent, Inc. was converted to a Delaware corporation on March 4, 2024 in connection with the Separation and was formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, Concentra. Prior to the completion of this offering, we are a wholly owned subsidiary of Select and all of our outstanding shares of common stock are owned by Select.
Since 2015, Select has provided certain corporate services to us, and costs associated with these services have been allocated to us in our consolidated financial statements included elsewhere in this prospectus. The allocations include costs of support functions that are partially provided on a centralized basis by Select and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance and other professional services. These costs have been allocated to us based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received. Following the completion of this offering, we expect that Select and its affiliates will continue to provide certain services related to these functions on a transitional basis pursuant to the Transition Services Agreement. Upon completion of this offering, we will assume responsibility for all of our standalone public company costs, including the costs of corporate services provided by Select and its affiliates to us prior to the Separation.
Dividend to SMC and Promissory Note
In connection with the Debt Financing, we expect to declare a dividend payable to SMC as of the time of the Debt Financing. SMC will receive the dividend in the form of a promissory note and cash. The promissory note is expected to have a principal value of $      million, which is calculated as (i) the net proceeds from this offering, less (ii) $      million, representing anticipated transaction expenses. The principal value of the promissory note is subject to a reduction if the underwriters’ option to purchase additional shares is not fully exercised. The promissory note matures upon the closing of this offering or, if later, upon the receipt of any proceeds we may receive in respect of the underwriters’ exercise of their option to purchase additional shares pursuant to the underwriting agreement following such date. The promissory note will bear interest at a rate equal to the short-term Applicable Federal Rate published by the IRS for the month in which the note is issued (which, for the month of     , is    %).
The dividend will be declared to facilitate the return of capital from us to SMC.
Agreements to be Entered into in Connection with the Separation
Prior to the completion of this offering, we and Select will enter into a separation agreement (the “Separation Agreement”). The Separation Agreement will contain key provisions relating to our separation from Select, this offering and the Distribution or other disposition of the shares of our common stock owned by Select following the completion of this offering. In connection with the Separation, we will also

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

enter into various other agreements with Select that, together with the Separation Agreement, will result in the separation of our business from Select.
The agreements we will enter into with Select in connection with the Separation, in addition to the Separation Agreement, include:
•
the Tax Matters Agreement;

•
the Employee Matters Agreement; and

•
the Transition Services Agreement.

These agreements will, together with the Separation Agreement, govern various interim and ongoing relationships between us and SMC following the completion of this offering. The material terms of the Separation Agreement and the other agreements we will enter into with Select in connection with the Separation are summarized below. Certain of these agreements that we believe are material agreements will be filed as exhibits to the registration statement of which this prospectus is a part, and the following summaries of such agreements are qualified in their entirety by reference to the full text of such agreements.
Separation Agreement
We will enter into the Separation Agreement with SMC prior to the completion of this offering. The Separation Agreement will set forth our agreements with SMC regarding the principal actions to be taken in connection with the Separation. The Separation Agreement will also set forth other agreements that will govern aspects of our relationship with Select following the completion of this offering.
Intercompany Arrangements
All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and SMC, on the other hand, will terminate effective as of the consummation of the Separation, except specified agreements and arrangements that are intended to survive the Separation.
Credit Support
We will agree to use our reasonable best efforts to arrange, prior to the completion of this offering, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Select or any of its subsidiaries for the benefit of our business.
Delayed or Improper Transfers
We and Select will agree to use our respective reasonable best efforts to effect any transfers contemplated by the Separation Agreement that have not been consummated prior to the completion of this offering as promptly as practicable following the completion of this offering. In addition, we and Select will agree to use our respective reasonable best efforts to effect any transfer or re-transfer that was improperly transferred or retained as promptly following the completion of this offering as practicable.
The Initial Public Offering
The Separation Agreement will govern our and SMC’s respective rights and obligations with respect to this offering. Prior to the completion of this offering, we will agree to take all actions reasonably requested by SMC in connection with this offering. SMC will have the sole and absolute discretion to determine the terms of, and whether to proceed with, this offering and any subsequent distribution or other disposition of shares of our common stock by SMC.
Conditions
The Separation Agreement will provide that certain conditions must be satisfied or waived by SMC in its sole and absolute discretion, before the Separation can occur. SMC will have the right not to complete

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

the Separation if, at any time prior to the completion of this offering, Select’s board of directors determines, in its sole and absolute discretion, that the Separation is not in the best interests of SMC or its stockholders or is otherwise not advisable.
Cash Distribution
We will pay SMC all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us, in part to repay related party debt owed to SMC and it is expected that SMC or Select will further use those proceeds to pay down current Select indebtedness outstanding. See “Use of Proceeds.”
Exchange of Information
We and SMC will each agree to provide each other, following the completion of this offering, with information relating to periods prior to the completion of this offering which is reasonably necessary to comply with reporting, disclosure, filing, notification or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings or to satisfy audit, accounting, regulatory, litigation and other similar requirements. We and SMC will also agree to provide each other, following the completion of this offering, with information to the extent relating to SMC and its business or assets or us and our business and assets, respectively.
In addition, we will agree to comply with certain covenants relating to our financial reporting for so long as SMC is required to consolidate our results of operations and financial position, to account for its investment in us under the equity method of accounting or to complete a financial statement audit for any such period. These covenants will include, among others, covenants regarding:
•
delivery or supply of monthly, quarterly and annual financial information and periodic budgets and financial projections to SMC;

•
maintenance of certain disclosure and financial controls;

•
provision to SMC of access to our auditors and certain books and records related to internal accounting controls or operations; and

•
cooperation with Select to the extent reasonably requested by Select in the preparation of Select’s public filings and press releases.

Termination
SMC, in its sole and absolute discretion, will be permitted to terminate the Separation Agreement at any time prior to the completion of this offering.
Release of Claims
We and SMC will each agree, subject to certain exceptions, to release the other party and its affiliates, successors and assigns and all persons that, at or prior to the completion of this offering, have been the other party’s stockholders, directors, officers, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from any and all claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the completion of this offering.
Indemnification
We and SMC will each agree to indemnify the other party and each of the other party’s current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Separation and our and SMC’s respective businesses. The amount of each party’s indemnification obligations will be reduced by any insurance proceeds or other third-party proceeds the party being indemnified receives. The Separation Agreement will also specify procedures regarding claims subject to indemnification.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Insurance
With respect to any claim related to or arising from an occurrence prior to the completion of this offering, we will continue to have access to coverage under SMC’s existing commercial insurance policies provided by third-party insurers, subject to exceptions set forth in the Separation Agreement. The Separation Agreement will also specify procedures regarding claims subject to coverage under these insurance policies. We will not have access to any insurance policies or reinsurance policies issued, reinsured or reimbursed by SMC’s captive insurer or any other self-insurance or similar program or mechanism maintained by SMC. With respect to any claim accruing following the completion of this offering, we will be responsible for obtaining continuing insurance coverage.
Dispute Resolution
We and SMC will attempt in good faith to resolve disputes arising under the Separation Agreement by negotiation among our respective senior officers. Any dispute unable to be resolved through this process may be referred to non-binding mediation for resolution. If we and SMC are unable to resolve a dispute through negotiation or mediation, then either we or SMC may submit the dispute to the Court of Chancery of the State of Delaware or, in certain circumstances, to an alternative court in the State of Delaware.
Tax Matters Agreement
We will enter into a tax matters agreement (the “Tax Matters Agreement”) with Select prior to the completion of this offering. The Tax Matters Agreement will govern our and Select’s respective rights, responsibilities and obligations following the completion of this offering with respect to all tax matters, including tax liabilities, tax attributes, tax returns and tax contests.
Allocation of Taxes
With respect to taxes other than those incurred in connection with the Separation and the Distribution, the Tax Matters Agreement will provide that we will generally indemnify Select for (1) any taxes of the Company for all periods after the Distribution and (2) any taxes of the Company or Select for periods prior to the Distribution to the extent attributable to Concentra. Select will generally indemnify us for (1) any taxes of Select for all periods after the Distribution and (2) any taxes of the Company or Select for periods prior to the Distribution to the extent attributable to the business and operations conducted by Select other than Concentra, as determined by Select in good faith.
With respect to certain taxes incurred in connection with the Separation and the Distribution, we will generally be required to indemnify Select for any taxes resulting from the failure of certain steps of the Separation and the Distribution to qualify for their intended tax treatment, where such taxes result from (1) untrue representations and breaches of covenants that we will make and agree to in connection with the Separation and the Distribution (including representations we will make in connection with tax opinions to be received by Select and covenants containing the restrictions described below that are designed to preserve the tax-free nature of the Separation and the Distribution), (2) the application of certain provisions of U.S. federal income tax law to the Separation and the Distribution or (3) any other actions or omissions that we know or reasonably should expect would give rise to such taxes. We will also generally be required to indemnify Select for any increases in the amount of transfer taxes that are otherwise expected to be incurred in connection with the Separation and the Distribution to the extent that such increases arise due to actions or omissions by us that would reasonably be expected to result in such additional taxes.
Neither our obligations nor Select’s obligations under the Tax Matters Agreement will be limited in amount or subject to any cap. In addition, as a member of Select’s consolidated U.S. federal income tax group, we have (and will continue to have following the Distribution) joint and several liability with Select to the IRS for the consolidated U.S. federal income taxes of the Select group relating to the taxable periods in which we were part of the group.
Preservation of the Tax-Free Status of Certain Steps of the Separation and the Distribution
Select has received a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation together with the Distribution will qualify as a transaction that is

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

tax-free for U.S. federal income tax purposes under Section 355 of the Code. The Distribution is conditioned on, among other things, the continuing effectiveness and validity of Select’s private letter ruling from the IRS and favorable opinions of Select’s U.S. tax advisors. The ruling and opinions will rely on certain facts, assumptions, representations and undertakings from us and Select regarding the past and future conduct of the companies’ respective businesses and other matters.
Pursuant to the Tax Matters Agreement, we will agree to covenants that impose certain restrictions on us designed to preserve the tax-free nature of the Separation and the Distribution. We will be barred from taking any action, or failing to take any action, where such action or failure to act would be inconsistent with the tax-free status of these transactions, for all time periods. In addition, during the time period ending two years after the date of the Distribution, these covenants will restrict certain actions, including share issuances, business combinations, sales of assets and similar transactions. We may take these actions only if (1) we obtain and provide to Select a private letter ruling from the IRS (or other applicable taxing authority) or an unqualified opinion from a tax counsel or accountant of recognized national standing to the effect that such action would not jeopardize the tax-free status of the Separation and the Distribution, in each case satisfactory to Select, or (2) we obtain prior written consent of Select. Regardless of whether we are so permitted to take such action, under the Tax Matters Agreement, we will generally be required to indemnify Select for any taxes that result from the taking of any such action.
Employee Matters Agreement
We will enter into an employee matters agreement (the “Employee Matters Agreement”) with Select prior to the completion of this offering. The Employee Matters Agreement will address certain employment, compensation and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees and compensation and benefit plans and programs in which our employees participate prior to the date of the Distribution or, if no Distribution has occurred, the date that Select ceases to control us (such date, the “Distribution Date”), as well as other employment and employee compensation and benefit matters.
Allocation of Liabilities
Except as specifically provided in the Employee Matters Agreement, we will generally assume responsibility for all employee liabilities related to Concentra and Select will generally remain responsible for all employee liabilities related to Select’s remaining business, in each case, regardless of when such liabilities arose.
Employee Transfers
The Employee Matters Agreement will provide that if, in Select’s sole discretion, there is an employee of Select who spends more than 50% of his or her work time in, or is essential to the operation of, the Concentra business following the initial public offering or an employee of Concentra who spends at least 50% of his or her work time in, or is otherwise essential to the operation of, the Select business following the initial public offering, then we and Select shall use commercially reasonable efforts to transfer the employment of such employee to Select or us, as applicable, prior to the Distribution Date. If any such employee does not transfer his or her employment to Select or us, as applicable, then we and Select will reasonably cooperate to make the services of such employee available to the other party until such services are no longer required, and if we or Select, as applicable, terminates the employment of such employee within thirty days after such employee ceases to provide services to the other party, then all reasonably incurred liabilities relating to the employment of such employee shall be liabilities of such other party. If an employee on a leave of absence immediately prior to the Distribution Date who spent more than 50% of his or her work time in, or was otherwise essential to the operation of, the Concentra business, returns from such leave and is, or claims to be, entitled to recommence employment with Select, then we will make an offer of employment to such individual within ten days following his or her eligibility to return to active service.
Equity Awards
The Employee Matters Agreement will provide that we will establish an equity compensation plan for the benefit of eligible employees that is substantially similar to the Select equity plan. The Employee Matters

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Agreement will also provide that the outstanding Select restricted stock awards held by our employees will become free of any restrictions and shall vest in full upon the spin-off, subject to such employees’ continued employment through the Distribution.
Health and Welfare Plans
The Employee Matters Agreement will provide that our employees will cease to be eligible for coverage under the Select health and welfare plans and will become eligible to participate in our health and welfare plans.
Defined Contribution Plans
The Employee Matters Agreement will provide that we will establish a 401(k) plan that is comparable to the Select 401(k) plan, which will assume the account balances of our employees under Select’s 401(k) plans.
Annual Incentive Plans
The Employee Matters Agreement will provide that our employees will continue to participate in our annual incentive programs.
Transition Services Agreement
We will enter into a transition services agreement (the “Transition Services Agreement”) with Select prior to the completion of this offering. Pursuant to the Transition Services Agreement, Select will provide us with specified services, including certain human resources, finance, accounting, information technology, real estate, compliance, legal operations, risk management, government affairs, distribution and tax services, for a transitional period following the completion of this offering. The Transition Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated between us and Select and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.
In general, the services will begin on the date of the closing of this offering and will cover a period generally not expected to exceed 24 months following the completion of this offering.
Policy on Related Person Transactions
Prior to the completion of this offering, the Board will adopt a Policy on Transactions with Related Persons. Our Policy on Transactions with Related Persons will require the approval or ratification by the Nominating, Governance and Sustainability Committee of any transaction or series of transactions exceeding $120,000 in which we are a participant and any related person that has a direct or indirect material interest (other than solely as a result of being a director or trustee or less than 10% owner of another entity). Related persons include our directors and executive officers and their immediate family members and persons sharing their households as well as persons controlling more than 5% of our outstanding shares of common stock.
Once a related person transaction has been identified, the      will review all of the relevant facts and circumstances and approve or disapprove entry into the transaction. The      will take into account, among other factors, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. If it is not feasible to obtain advance approval of a transaction from the       , the transaction will be considered for ratification at the next regularly scheduled meeting of the            .
Our Policy on Transactions with Related Persons will not be in effect at the time we enter into the agreements described above under “Agreements to be Entered into in Connection with the Separation.” Each of the agreements between us and Select that has been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of our Policy on Transactions with Related Persons.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK
In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following description summarizes the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following description is not complete and is qualified by reference to the full text of our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the applicable provisions of the DGCL.
General
Upon completion of this offering, our authorized capital stock will consist of:
•
            shares of common stock, par value $0.01 per share.

Upon completion of this offering, there will be:
•
           shares of our common stock outstanding (or           shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us).

Common Stock
Holders of shares of our common stock will be entitled to the rights set forth below.
Voting Rights
Each holder of shares of our common stock will be entitled to one vote per share of our common stock on all matters which may be submitted to the holders of shares of our common stock. At any meeting of our stockholders, the holders of a majority of the issued and outstanding shares entitled to vote at such meeting must be present in person or represented by proxy in order to constitute a quorum.
At any meeting of our stockholders, all questions, except as otherwise expressly provided by statute, our amended and restated certificate of incorporation or our amended and restated bylaws, will be determined by vote of the holders of a majority of the issued and outstanding shares present in person or represented by proxy at such meeting and entitled to vote. Except as otherwise required by law, a nominee for election as a director will be elected to the Board at a meeting at which a quorum is present if the number of votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, “for” such nominee’s election exceeds the number of votes cast “against” such nominee’s election; provided that, if the number of director nominees exceeds the number of directors to be elected, then each nominee will be elected by a plurality of the votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, at the meeting at which a quorum is present.
Our amended and restated bylaws will provide that any director may be removed from office at any time, with or without cause, by vote of the holders of a majority of the issued and outstanding shares entitled to vote thereon.
Dividend Rights
Each holder of shares of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of any assets lawfully available for the payment of dividends.
Liquidation, Dissolution and Winding-Up Rights
In the event of a liquidation, dissolution or winding-up of the Company, each holder of shares of our common stock will be entitled to ratable distribution of our net assets that remain after the payment in full of all liabilities.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Other Rights
Holders of shares of our common stock will have no preemptive or conversion rights to purchase, subscribe for or otherwise acquire any shares of our common stock or other securities. There are no redemption or sinking fund provisions applicable to the shares of our common stock.
Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated
Certificate of Incorporation and Our Amended and Restated Bylaws
Provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe the benefits of increased protection of the Board’s ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals, including because negotiation of these proposals could result in an improvement of the terms of the proposals.
Delaware Anti-Takeover Statute
We will be subject to Section 203 of the DGCL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•
prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares (1) owned by persons who are directors and also officers and (2) held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with its affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock.
The existence of Section 203 of the DGCL would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging takeover attempts that might result in a premium over the then-prevailing market price for the shares of our common stock held by our stockholders.
A Delaware corporation may “opt out” of Section 203 of the DGCL by including a provision expressly electing not to be governed by Section 203 of the DGCL in its original certificate of incorporation or in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting stock. We will not elect to “opt out” of Section 203 of the DGCL.
However, Select and its affiliates have been approved by the Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore will not be subject to Section 203 of the DGCL. So long as Select beneficially owns a majority of the voting power of our shares of common stock, and therefore has the ability to direct the election of all the members of the Board, directors designated by Select to

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

serve on the Board would have the ability to pre-approve other parties, including potential transferees of Select’s shares of our common stock, so that Section 203 of the DGCL would not apply to such other parties.
Size of Board and Vacancies
Our amended and restated bylaws will provide that the Board will consist of not less than 5 nor more than 11 directors, the actual number to be determined by the Board from time to time. Upon completion of this offering, the Board will consist of 5 directors.
Our amended and restated bylaws will provide for a classified Board with three-year staggered terms. The directors will be divided into three equal classes.
Our amended and restated bylaws will provide that any vacancies in the Board, however created, will be filled by appointment made by a majority of the remaining directors. In addition, our amended and restated certificate of incorporation will provide that any directorship to be filled by reason of an increase in the number of directors on the Board may be filled by election by a majority of the directors then in office.
Special Stockholder Meetings
Our amended and restated bylaws will provide that a special meeting of our stockholders may be called at any time by (1) our Chief Executive Officer or (2) a majority of the Board.
Stockholder Action by Written Consent
Our amended and restated certificate of incorporation will provide that (1) until such time as Select ceases to beneficially own a majority of the voting power of our shares of common stock, holders of shares of our common stock will be permitted to act by written consent without a duly called annual or special meeting of our stockholders if such written consent is signed by holders of shares of our common stock having at least the minimum number of votes necessary to authorize such action and (2) from and after the time that Select ceases to beneficially own a majority of the voting power of our shares of common stock, holders of shares of our common stock will not be able to act by written consent without a duly called annual or special meeting of our stockholders.
Requirements for Advance Notification of Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures for business (including any nominations for director) to be properly brought by a stockholder before an annual or special meeting of our stockholders. In addition, our amended and restated bylaws will require that, in order to submit a nomination for director, a stockholder must also submit all information relating to such person that is required to be disclosed in solicitations of proxies as well as certain other information.
No Cumulative Voting
The DGCL provides that stockholders of a company are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock
The authority that the Board will possess to issue preferred stock, as described under “Preferred Stock,” could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer or proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of shares of our common stock.
Amendments to Certificate of Incorporation
Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may only be amended by vote of the holders of 66.67% of the issued and outstanding shares entitled to vote thereon.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Amendments to Bylaws
Our amended and restated bylaws will provide that the Board will have the power to make, alter, amend or repeal any bylaw, including a bylaw designating the number of directors; provided that the Board may not make, alter, amend or repeal any bylaw designating the qualification or term of office of any member or members of the then-existing Board.
Our amended and restated bylaws will further provide that our amended and restated bylaws may be amended, altered, changed, added to or repealed at any annual meeting of our stockholders, or at any special meeting of our stockholders, or by the Board at any regular or special meeting of the Board, if notice of the proposed amendment, alteration, change, addition or repeal is contained in the notice of such meeting; provided, however, that action taken by our stockholders intended to supersede action taken by the Board in making, amending, altering, changing, adding to or repealing any bylaws will supersede prior action of the Board and will deprive the Board of further jurisdiction in the premises to the extent indicated in the statement, if any, of the stockholders accompanying such action of our stockholders.
Conflicts of Interest; Corporate Opportunities
In order to address potential conflicts of interest between us and Select, our amended and restated certificate of incorporation will include certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Select and its directors or officers and our rights, powers, duties and liabilities and those of our directors, officers and stockholders in connection with our relationship with Select. These provisions generally recognize that we and Select may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Select will continue to have contractual and business relations with each other.
Following the completion of this offering and for as long as Select (1) beneficially owns at least         % of our issued and outstanding shares with respect to the election of directors or (2) has any directors, officers or employees who serve on our Board, our Board is expected, in accordance with Section 122(17) of the DGCL, to renounce any interest or expectancy of ours in any corporate opportunities that are presented to Select or any of its directors, officers or employees.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and our amended and restated bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and, subject to certain exceptions, officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.
The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

There is currently no pending material litigation or proceeding against us or any of our directors, officers or employees for which indemnification is sought.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for:
•
any derivative action or proceeding brought on our behalf;

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any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders;

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any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware;

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any action asserting a claim governed by the internal affairs doctrine; or

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any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation or our amended and restated bylaws.

However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.
In addition, our amended and restated certificate of incorporation will provide that the foregoing provision will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware and may limit the ability of a stockholder to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of these exclusive forum provisions.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock will be available for future issuance without further vote or action by our stockholders. We may use additional shares for a variety of purposes, including to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could also discourage attempts by third parties to obtain control of us through a merger, tender offer or proxy contest or otherwise by making such attempts more difficult or more costly.
Listing
We intend to apply to list our shares of common stock on the NYSE under the symbol “CON”.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock will be Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, Massachusetts 02021.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CERTAIN INDEBTEDNESS
In connection with the Separation, we intend to enter into certain financing arrangements, which may include the Credit Facilities.
We will update the disclosure in this section in a subsequent amendment to the registration statement of which this prospectus is a part once the terms of these financing arrangements are reasonably known.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock, and we cannot predict with certainty the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of shares of our common stock prevailing from time to time. We also cannot predict with certainty whether or when Select will complete the Distribution or otherwise sell its remaining equity interest in our company. The sale or other availability of substantial amounts of shares of our common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock and our ability to raise additional capital through a future sale of securities.
Upon completion of this offering, we will have            shares of common stock outstanding (or            shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us). This includes            shares of common stock (or             shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us) that we are offering to be sold in this offering, which shares will be freely tradable without restriction or further registration under the Securities Act, subject to the provisions of Rule 144 described below under “Rule 144” and any contractual restrictions, including under the lock-up agreements described below under “Lock-Up Agreements.”
Sale of Restricted Shares
Subject to any contractual restrictions, including under the lock-up agreements described below under “Lock-Up Agreements,” all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold publicly in compliance with the limitations of Rule 144 described below under “Rule 144.” As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.
Upon completion of this offering, SMC will own approximately      % of our outstanding shares of common stock (or       % if the underwriters exercise in full their option to purchase additional shares of our common stock from us). These shares will be “restricted securities” as that term is defined in Rule 144. Subject to any contractual restrictions, including under the lock-up agreements described below under “Lock-Up Agreements,” Select will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and has not been one of our affiliates at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding; and

•
the average weekly trading volume of shares of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

S-8 Registration Statement
In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of            shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan. The registration statement will become effective automatically upon filing with the SEC, and shares of our common stock covered by the registration statement will be eligible for resale in the public market immediately after the effective date of the registration statement, subject to the lock-up agreements described below under “Lock-Up Agreements.”
Lock-Up Agreements
In connection with this offering, we, our executive officers, our directors and Select have agreed with the underwriters that, except with the prior written consent of each of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. See “Underwriting.”

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of shares of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. We cannot assure you that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.
This discussion is limited to Non-U.S. Holders that hold shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons subject to the alternative minimum tax;

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persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies and other financial institutions;

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brokers, dealers or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt entities or governmental organizations;

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persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;

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persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of our common stock being taken into account on an applicable financial statement; and

•
tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section of this prospectus entitled “Dividend Policy,” we intend to pay quarterly cash dividends to holders of shares of our common stock. If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of shares of our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce a Non-U.S. Holder’s basis in shares of our common stock, but not below zero, and then will be treated as gain from the sale of shares of our common stock, and will be treated as described below under “Gain on Sale or Other Disposition of Shares of Our Common Stock.”
Dividends paid to a Non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below), a Non-U.S. Holder will be required to provide a properly executed applicable IRS Form W-8BEN or W-8BEN-E (or other applicable documentation or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under a treaty. If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be taxed on the dividends on a net income basis at regular rates applicable to a U.S. person. In this case, the Non-U.S. Holder will be exempt from the withholding tax discussed in the preceding paragraph, although to claim the exemption from withholding the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of shares of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) for corporations.
Gain on Sale or Other Disposition of Shares of Our Common Stock
Subject to the discussions below under “Informational Reporting and Backup Withholding” and “— Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of shares of our common stock unless:

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain recognized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Informational Reporting and Backup Withholding
Payments of dividends on shares of our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on shares of our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of shares of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of shares of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Total
The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters have an option to buy up to       additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      . We have agreed to reimburse the underwriters for certain of their expenses up to $      .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Select and all of our directors and executive officers (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We will apply to have our common stock approved for listing/quotation on the NYSE under the symbol “CON”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/123, except that the Shares may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Notice to Prospective Investors in Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Brazil
The offer and sale of the shares of common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM") and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended ("CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.
Notice to Prospective Investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer

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of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority (DFSA).
Notice to Prospective Investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(c)(ii) of the SFA;

(ii)   where no consideration is or will be given for the transfer;
(iii)   where the transfer is by operation of law;
(iv)   as specified in Section 276(7) of the SFA; or
(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of common stock. No shares of common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)
to any person which is a professional client as defined under the FinSA;

(b)
to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares of common stock shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The shares of common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Dechert LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

EXPERTS
The financial statements as of December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
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WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. For additional information about us and the shares of our common stock offered hereby, you should refer to the registration statement and the exhibits thereto, which are available on the internet website maintained by the SEC at www.sec.gov.
Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic and current reports, proxy statements and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.concentra.com as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website that contains such reports and other information filed electronically with the SEC at www.sec.gov.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Select Medical Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Concentra Group Holdings Parent, LLC and its subsidiaries (a subsidiary of Select Medical Holdings Corporation) (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule for each of the three years in the period ended December 31, 2023 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of Accounts Receivable
As described in Note 2 to the consolidated financial statements, substantially all of the Company’s accounts receivable is related to providing healthcare services to patients. These healthcare services are paid for primarily by workers’ compensation programs, employer programs, third-party administrators, commercial insurance companies, and federal and state governmental authorities. As of December 31, 2023, accounts receivable totaled approximately $216.2 million. As disclosed by management, accounts receivable is reported at an amount equal to the consideration the Company expects to be entitled to in exchange for

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
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providing healthcare services. This amount is inclusive of management’s estimates of implicit discounts and other adjustments which are estimated using the Company’s historical experience.
The principal considerations for our determination that performing procedures relating to the valuation of accounts receivable is a critical audit matter are (i) the significant judgment by management when developing the estimate of accounts receivable and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the estimate of accounts receivable.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of accounts receivable. These procedures also included, among others (i) testing management’s process for developing the estimate of accounts receivable, (ii) testing the completeness, accuracy, and relevance of historical billing and reimbursement data used by management to estimate accounts receivable, and (iii) evaluating the historical accuracy of management’s estimate of the amount the Company is expected to be entitled to by comparing actual cash receipts to the previously recorded accounts receivable balances as of the prior year balance sheet date.
/s/ PricewaterhouseCoopers LLP
Dallas, Texas
March 8, 2024
We have served as the Company’s auditor since 2015, which includes periods before the Company became subject to SEC reporting requirements.

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CONCENTRA GROUP HOLDINGS PARENT, LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)
	December 31,
	2023	2022
ASSETS
Current Assets:
Cash	$31,374	$37,657
Accounts receivable	216,194	206,259
Prepaid income taxes	7,979	6,684
Other current assets	38,871	34,027
Total Current Assets	294,418	284,627
Operating lease right-of-use assets	397,852	375,051
Property and equipment, net	178,370	158,875
Goodwill	1,229,745	1,225,871
Customer relationships	117,259	140,014
Other identifiable intangible assets, net	107,510	107,561
Other assets	8,406	5,236
Total Assets	$2,333,560	$2,297,235
LIABILITIES AND EQUITY
Current Liabilities:
Current operating lease liabilities	$72,946	$71,299
Current portion of long-term debt and notes payable	1,455	1,667
Accounts payable	20,413	27,670
Due to related party	3,354	9,016
Accrued and other liabilities	176,466	169,974
Total Current Liabilities	274,634	279,626
Non-current operating lease liabilities	357,310	332,769
Long-term debt, net of current portion	3,291	3,911
Long-term debt with related party	470,000	630,000
Non-current deferred tax liability	23,364	29,796
Other non-current liabilities	27,522	25,018
Total Liabilities	1,156,121	1,301,120
Commitments and contingencies (Note 18)
Redeemable non-controlling interests	16,477	16,772
Contributed capital	470,303	464,725
Retained earnings	685,293	508,592
Total Members’ Equity	1,155,596	973,317
Non-controlling interests	5,366	6,026
Total Equity	1,160,962	979,343
Total Liabilities and Equity	$2,333,560	$2,297,235
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CONCENTRA GROUP HOLDINGS PARENT, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
	For the Year Ended December 31,
	2023	2022	2021
Revenue	$1,838,081	$1,724,359	$1,732,041
Costs and expenses:
Cost of services, exclusive of depreciation and amortization	1,325,649	1,242,499	1,221,854
General and administrative, exclusive of depreciation and amortization(1)	151,999	149,976	157,712
Depreciation and amortization	73,051	73,667	82,210
Total costs and expenses	1,550,699	1,466,142	1,461,776
Other operating income	250	312	34,999
Income from operations	287,632	258,529	305,264
Other income and expenses:
Equity in losses of unconsolidated subsidiaries	(526)	(1,577)	—
Gain on sale of business	—	—	2,155
Interest expense on related party debt	(44,253)	(30,792)	(29,473)
Interest expense	(221)	(849)	(2,383)
Other expense	(2)	(415)	—
Income before income taxes	242,630	224,896	275,563
Income tax expense	57,887	52,653	59,527
Net income	184,743	172,243	216,036
Less: Net income attributable to non-controlling interests	4,796	5,516	7,161
Net income attributable to the Company	$179,947	$166,727	$208,875
Earnings per unit (Note 15):
Basic and diluted	$0.40	$0.37	$0.46

(1)
Includes the shared service fee from related party of $14.6 million, $12.3 million, and $11.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. See Note 16, Related Party Transactions, for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CONCENTRA GROUP HOLDINGS PARENT, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)
	Redeemable Non- controlling Interests	Contributed Capital	Retained Earnings	Total Members’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2020	$18,577	$469,056	$148,569	$617,625	$6,231	$623,856
Net income attributable to the Company			208,875	208,875		208,875
Net income attributable to non-controlling interests	3,834			—	3,327	3,327
Contribution from Parent		4,291		4,291		4,291
Vesting of restricted interests and options		2,142		2,142		2,142
Yield on Class A Additional Capital		1,035		1,035		1,035
Exercise of stock options		10,129		10,129		10,129
Repurchase of member interests		(7,961)	(15,440)	(23,401)		(23,401)
Distributions to and purchases of non-controlling interests	(3,578)			—	(3,136)	(3,136)
Redemption value adjustments on non-controlling interests	(3,033)		3,033	3,033		3,033
Balance at December 31, 2021	$15,800	$478,692	$345,037	$823,729	$6,422	$830,151
Net income attributable to the Company			166,727	166,727		166,727
Net income attributable to non-controlling interests	3,696			—	1,820	1,820
Contribution from Parent		6,823		6,823		6,823
Vesting of restricted interests and options		2,141		2,141		2,141
Yield on Class A Additional Capital		316		316		316
Repurchase of Class A Additional Capital		(23,904)		(23,904)		(23,904)
Exercise of stock options		3,340		3,340		3,340
Repurchase of member interests		(2,697)	(2,449)	(5,146)		(5,146)
Issuance of non-controlling interests		14		14	626	640
Distributions to and purchases of non-controlling interests	(3,447)			—	(2,842)	(2,842)
Redemption value adjustments on non-controlling interests	723		(723)	(723)		(723)
Balance at December 31, 2022	$16,772	$464,725	$508,592	$973,317	$6,026	$979,343
Net income attributable to the Company			179,947	179,947		179,947
Net income attributable to non-controlling interests	3,687			—	1,109	1,109
Contribution from Parent		4,515		4,515		4,515
Vesting of restricted interests and options		178		178		178
Exercise of stock options		3,340		3,340		3,340
Repurchase of member interests		(2,650)	(2,672)	(5,322)		(5,322)
Distributions to and purchases of non-controlling interests	(4,556)	195		195	(1,769)	(1,574)
Redemption value adjustments on non-controlling interests	574		(574)	(574)		(574)
Balance at December 31, 2023	$16,477	$470,303	$685,293	$1,155,596	$5,366	$1,160,962
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

CONCENTRA GROUP HOLDINGS PARENT, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	For the Year Ended December 31,
	2023	2022	2021
Operating Activities:
Net income	$184,743	$172,243	$216,036
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,051	73,667	82,210
Provision for expected credit losses	327	273	52
Equity in losses of unconsolidated subsidiaries	526	1,577	—
Gain (loss) on sale of assets, businesses, and resolution of contingencies	4	(1,158)	(2,326)
Stock compensation expense	651	2,141	2,142
Amortization of debt discount and issuance costs	—	—	98
Yield on Class A Additional Capital	—	316	1,035
Deferred income taxes	(6,286)	(8,639)	(1,331)
Changes in operating assets and liabilities, net of effects from business combinations:
Accounts receivable	(10,262)	(5,931)	12,519
Other current assets	(20,743)	(2,875)	2,028
Other assets	2,738	8,921	(2,599)
Accounts payable and accrued liabilities	9,567	33,802	(19,226)
Net cash provided by operating activities	234,316	274,337	290,638
Investing Activities:
Business combinations, net of cash acquired	(6,004)	(9,702)	(20,100)
Acquired customer relationships	(4,382)	—	—
Purchases of property and equipment	(64,958)	(45,983)	(46,787)
Investment in businesses	—	(2,103)	—
Proceeds from sale of assets and businesses	36	38	5,089
Net cash used in investing activities	(75,308)	(57,750)	(61,798)
Financing Activities:
Payments on related party term loan	—	(31,552)	(321,541)
Payments on related party revolving promissory note	(160,000)	(150,000)	—
Borrowings of other debt	5,471	4,265	—
Principal payments on other debt	(7,165)	(7,395)	(5,353)
Exercise of stock options	3,340	3,340	10,129
Repurchases of member interests	(5,322)	(5,146)	(23,401)
Repurchase of Class A Additional Capital	—	(23,904)	—
Distributions to and purchases of non-controlling interests	(6,130)	(6,289)	(6,714)
Contributions from Parent	4,515	6,823	4,291
Net cash used in financing activities	(165,291)	(209,858)	(342,589)
Net increase (decrease) in cash	(6,283)	6,729	(113,749)
Cash at the beginning of the period	37,657	30,928	144,677
Cash at the end of the period	$31,374	$37,657	$30,928
Supplemental Information:
Cash paid for interest	$44,348	$31,116	$30,071
Cash paid for taxes	60,607	42,169	78,379
Non-Cash Investing and Financing Activities:
Liabilities for purchases of property and equipment	$5,136	$7,739	$5,043
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements
1.   Organization
Concentra Group Holdings Parent, LLC (“Concentra Group Holdings Parent”) was formed in October 2017. Concentra Group Holdings Parent conducts substantially all of its business through Concentra Inc. and its subsidiaries. Concentra Group Holdings Parent and its subsidiaries are collectively referred to as the “Company.”
The Company is the largest provider of occupational health services based on number of facilities. As of December 31, 2023, the Company operated 544 occupational health centers and 150 onsite clinics at employer worksites in 42 states. The Company provides occupational and consumer health services through the Company’s occupational health centers and onsite clinics, which includes workers’ compensation injury care as well as employer services, urgent care, clinical testing, wellness programs, and preventative care.
The Company currently operates as an operating segment of Select Medical Corporation (“Select” or the “Parent”). As of December 31, 2023, Select owns 100.0% of the outstanding membership interests of Concentra Group Holdings Parent on a fully diluted basis. In January 2024, Select announced its intention to separate the Company into a new, publicly traded company through a spin-off distribution in 2024.
2.   Significant Accounting Policies
Basis of Presentation and Consolidation
The Company has historically operated as part of Select. The consolidated financial statements of the Company have been prepared from Select’s historical accounting records and are derived from the consolidated financial statements of Select to present Concentra as if it had been operating on a standalone basis. The Consolidated Balance Sheets as of December 31, 2023 and 2022 and the related Consolidated Statements of Operations, Changes in Equity and Cash flows for fiscal years ended December 31, 2023, 2022 and 2021, reflect our financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”).
The consolidated financial statements include the assets, liabilities, revenue, and expenses based on our legal entity structure as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are partially provided on a centralized basis by Select and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance and other professional services. Indirect costs have been allocated to us for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received. See Note 16, Related Party Transactions for additional information.
The income tax amounts in these consolidated financial statements have been calculated based on a separate return methodology and are presented as if our income gave rise to separate federal and state consolidated income tax return filing obligations in the respective jurisdictions in which we operate. Adjustments to income tax expense resulting from the application of the separate return methodology, as compared to tax obligations determined by the Company’s inclusion in the Parent’s consolidated income tax provision, were assumed to be immediately settled with the Parent through Contributed Capital on the Consolidated Balance Sheets and reflected in the Consolidated Statement of Cash Flows as a financing activity. See Note 17, Income Taxes for additional information.
The consolidated financial statements include the accounts of Concentra Group Holdings Parent and the subsidiaries and variable interest entities in which Concentra Group Holdings Parent has a controlling financial interest. All intercompany balances and transactions within the Company are eliminated in consolidation. Transactions between the Company and Select have been included in these consolidated

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
financial statements. The transfers with Select are expected to be settled in cash, other than the income tax settlement noted above, and are reflected within the consolidated statement of cash flows as an operating or financing activity determined by the nature of the transaction. See Note 10, Long-Term Debt and Note 16, Related Party Transactions, for additional information. Select’s third-party debt and related interest expense have not been attributed to the Company because the Company is not the primary legal obligor of the debt and the borrowings are not specifically identifiable to the Company. However, the Company was a guarantor for Select’s senior notes and credit facilities. The Company maintains its own cash management system and does not participate in a centralized cash management arrangement with Select.
The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.
Recent Accounting Guidance Not Yet Adopted
Leases
In March 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-01, Leases (Topic 842): Common Control Arrangements, which requires companies to amortize leasehold improvements associated with related party leases under common control over the useful life of the leasehold improvement to the common control group. The ASU is effective for annual reporting periods beginning on or after December 15, 2023; however, early adoption is permitted. The ASU can either be applied prospectively or retrospectively.
The Company will adopt this ASU using the prospective method of transition on January 1, 2024. ASU 2023-01 will not have a material impact on the Company’s consolidated financial statements upon adoption.
Segment Reporting
In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve disclosure of segment information so that investors can better understand an entity’s overall performance. The ASU requires entities to quantitatively disclose significant segment expenses that are regularly provided to the chief operating decision maker for each reportable segment, as well as the amount of other segment items for each reportable segment and a description of what the other segment items are comprised. Disclosure of multiple measures of profit or loss will be permitted by the ASU.
The ASU is effective for annual reporting periods beginning on or after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024; however, early adoption is permitted. The ASU is required to be applied retrospectively to all periods presented in the financial statements. The Company is currently reviewing the impact that ASU 2023-07 will have on the disclosures in our consolidated financial statements.
Income Taxes
In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to improve the transparency and decision usefulness of income tax disclosures. The ASU includes enhanced requirements on the rate reconciliation, including specific categories that must be disclosed, and provides a threshold over which reconciling items must be disclosed. The amendments in the update also require annual disclosure of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as any individual jurisdictions in which income taxes paid is greater than 5% of total income taxes paid.
The ASU is effective for annual periods beginning after December 15, 2024; however early adoption is permitted. The ASU can be applied either prospectively or retrospectively. The Company is currently reviewing the impact that ASU 2023-09 will have on the disclosures in our consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
Recently Adopted Accounting Guidance
Reference Rate Reform
In December 2022, FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848, which extended the relief provided under Topic 848 to contract modifications made and hedging relationships entered into on or before December 31, 2024. The FASB had previously issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting in March 2020, which provided temporary relief from some of the existing accounting rules governing contract modifications when the modification is related to the replacement of the London Interbank Offered Rate (“LIBOR”) or other reference rates discontinued as a result of reference rate reform. The Company transitioned the revolving promissory note to Secured Overnight Financing Rate (SOFR) during the year ended December 31, 2023.
Government Assistance
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which requires business entities to disclose information about certain government assistance they receive if they account for the transactions by applying a grant or contribution model by analogy (for example, International Financial Reporting Standards (“IFRS”) guidance in International Accounting Standard (“IAS”) 20 or guidance on contributions for not-for-profit entities in Accounting Standards Codification (“ASC”) 958-605). For transactions in the scope of the new standard, business entities will need to provide information about the nature of the transaction and the accounting policy used, the significant terms and conditions associated with the transaction, and the amounts and financial statement line items affected by the transaction. The Company early adopted ASU 2021-10 as of December 31, 2021. ASU 2021-10 did not have an impact on the Company’s consolidated financial statements upon adoption.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Estimates and assumptions are used for, but not limited to: revenue recognition, allowances for expected credit losses, estimated useful lives of assets, the fair value of goodwill and intangible assets, amounts payable for self-insured losses, and the computation of income taxes. Future events and their effects cannot be predicted with certainty; accordingly, the Company’s accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. The Company’s management evaluates and updates assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.
Reportable Segments
The Company has identified three operating segments: Occupational Health Centers (“Centers”), Onsite Health Clinics (Onsites), and Other Businesses. The three operating segments have been aggregated into one reportable segment based on the similar services provided, service delivery process involved, target customers, and similar economic characteristics of the three operating segments. The Centers operating segment contributes approximately 95% of consolidated net revenue.
Earnings Per Unit
The Company’s capital structure includes Class A voting, Class B non-voting, and Class C non-voting ownership interests (“units”), unvested restricted ownership interests (“restricted interests”), and outstanding options to purchase units (“options”).

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
To compute earnings per unit (“EPU”), the Company applies the two-class method because the Company’s restricted interests and options are participating units which are entitled to participate equally with the Company’s units in undistributed earnings, which results in the greatest amount of dilution on a fully diluted basis.
Application of the Company’s two-class method is as follows:
(i)
Net income attributable to the Company is reduced by the amount of dividends declared and by the contractual amount of dividends that must be paid for the current period for each class of stock, if any.

(ii)
The remaining undistributed net income of the Company is then equally allocated to its common stock and unvested restricted stock awards, as if all of the earnings for the period had been distributed. The total net income allocated to each security is determined by adding both distributed and undistributed net income for the period.

(iii)
The net income allocated to each security is then divided by the weighted average number of outstanding shares for the period to determine the EPU for each unit considered in the two-class method.

Variable Interest Entities
Certain states prohibit the “corporate practice of medicine,” which restricts the Company from owning medical practices that directly employ physicians and from exercising control over medical decisions by physicians. In these states, the Company enters into long-term management agreements with affiliated professional medical groups (referred to as “Managed PCs”) that are owned by licensed physicians which, in turn, employ or contract with physicians who provide professional medical services in its occupational health centers. The Company also enters into a stock transfer restriction agreement with the respective equity holders, which provide for the Company to direct the transfer of ownership of the Managed PCs to other licensed physicians at any time. The long-term management agreements provide for various administrative and management services to be provided by the Company to the Managed PCs, including, but not limited to, billing and collections, accounting, non-physician personnel, supplies, security and maintenance, and insurance. The Company has the right to receive income as an ongoing management fee, and effectively absorbs all of the residual interests of the Managed PCs. Based on the provisions of the management and stock transfer agreements, the Managed PCs are variable interest entities for which the Company is the primary beneficiary and consolidates the Managed PCs under the VIE model. There are no restrictions on the use of the assets of the Managed PCs or on the settlement of its liabilities. Additionally, the Company fully indemnifies the licensed physician owners from all claims, demands, costs, damages, losses, liabilities, and other amounts arising from the ownership and operation of the medical practices, excluding gross negligence.
Non-Controlling Interests
The ownership interests held by outside parties in subsidiaries, which include limited liability companies and limited partnerships, controlled by the Company are classified as non-controlling interests. Net income or loss is attributed to the Company’s non-controlling interests. Some of the Company’s non-controlling ownership interests consist of outside parties that have certain redemption rights that, if exercised, require the Company to purchase the parties’ ownership interests. These interests are classified and reported as redeemable non-controlling interests and have been adjusted to their redemption values, after the attribution of net income or loss.
Accounts Receivable
Substantially all of the Company’s accounts receivable is related to providing healthcare services to patients. These healthcare services are paid for primarily by workers’ compensation programs, employer

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
programs, third-party administrators, commercial insurance companies, and federal and state governmental authorities. The Company’s general policy is to verify insurance coverage or receive an authorization from the patient’s employer prior to the patient’s visit.
The Company performs periodic assessments to determine if an allowance for expected credit losses is necessary. The Company considers its incurred loss experience and adjusts for known and expected events and other circumstances. In estimating its expected credit losses, the Company may consider changes in the length of time its receivables have been outstanding, changes in credit ratings, requests to alter payment terms due to financial difficulty, and notices of employer or payor bankruptcies. Because the Company’s accounts receivable is typically paid for by creditworthy payors and employers, as well as highly-regulated commercial insurers, on behalf of the patient, the Company’s credit losses have been infrequent and insignificant in nature. Amounts recognized for allowances for expected credit losses are immaterial to the consolidated financial statements.
Financial Instruments
The Company’s financial instruments primarily consist of cash, accounts receivable, accounts payable, and indebtedness. The carrying amount of cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturities of these instruments. The carrying amount of Other debt approximates fair value. There are no quoted market prices for the Company’s related party debt, as described in Note 10 — Long-Term Debt, and it is not practicable to estimate its fair value.
Leases
The Company evaluates whether a contract is or contains a lease at the inception of the contract. Upon lease commencement, the date on which a lessor makes the underlying asset available to the Company for use, the Company classifies the lease as either an operating or finance lease. Most of the Company’s facility leases are classified as operating leases.
A right-of-use asset represents the Company’s right to use an underlying asset for the lease term while the lease liability represents an obligation to make lease payments arising from a lease. Right-of-use assets and lease liabilities are measured at the present value of the remaining fixed lease payments at lease commencement. As most of the Company’s leases do not specify an implicit rate, the Company uses its incremental borrowing rate, which coincides with the lease term at the commencement of a lease, in determining the present value of its remaining lease payments. The Company’s leases may also specify extension or termination clauses; these options are factored into the measurement of the lease liability when it is reasonably certain that the Company will exercise the option. Right-of-use assets also include any prepaid lease payments and initial direct costs, less any lease incentive received, at the lease commencement date.
The Company has elected to account for lease and non-lease components, such as common area maintenance, as a single lease component for its facility leases. As a result, the fixed payments that would otherwise be allocated to the non-lease components are accounted for as lease payments and are included in the measurement of the Company’s right-of-use asset and lease liability.
For the Company’s operating leases, lease expense, a component of cost of services in the consolidated statements of operations, is recognized on a straight-line basis over the lease term. For the Company’s finance leases, interest expense on the lease liability is recognized using the effective interest method and amortization expense related to the right-of-use asset is recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The Company also makes variable lease payments which are expensed as incurred. These payments relate to changes in indexes or rates after the lease commencement date, as well as property taxes, insurance, and common area maintenance which were not fixed at lease commencement. This expense is a component of cost of services in the consolidated statements of operations.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Maintenance and repairs of property and equipment are expensed as incurred. Improvements that increase the estimated useful life of an asset are capitalized. Direct internal and external costs of developing software for internal use, including programming and enhancements, are capitalized and depreciated over the estimated useful lives once the software is placed in service. Capitalized software costs are included within furniture and equipment. Software training costs, maintenance, and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the lease, as appropriate. The general range of useful lives is as follows:
Land improvements	5 – 15 years
Leasehold improvements	1 – 15 years
Buildings	40 years
Building improvements	5 – 40 years
Furniture and equipment	1 – 20 years
The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets or asset groups may not be recoverable. If the expected undiscounted future cash flows are less than the carrying amount of such assets or asset groups, the Company recognizes an impairment loss to the extent the carrying amount exceeds its estimated fair value.
Intangible Assets
Goodwill and indefinite-lived identifiable intangible assets
Goodwill and other indefinite-lived intangible assets are recognized primarily as the result of business combinations. Goodwill and other indefinite-lived intangible assets are not amortized. The Company performs its impairment tests annually as of October 1 or when events or conditions occur that might suggest a possible impairment. Events or conditions which might suggest impairment could include a significant change in the business environment, the regulatory environment, or legal factors; a current period operating or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit. The Company has determined that it has three reporting units.
The Company may first assess qualitatively whether goodwill is more likely than not impaired by considering relevant events or circumstances that affect the fair value or carrying amount of its reporting units. If goodwill is more likely than not impaired, the Company is then required to complete a quantitative analysis. The Company considers both the income and market approach in determining the fair value of its reporting units when performing a quantitative analysis. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recognized equal to the difference between the carrying amount of the reporting unit and its fair value, not to exceed the carrying value of goodwill of the reporting unit.
At December 31, 2023, the Company’s other indefinite-lived intangible assets consist of the Company’s trademark. To determine the fair value of the trademark, the Company uses a relief from royalty income approach.
The Company completed impairment assessments as of October 1, 2023, October 1, 2022 and October 1, 2021, noting no impairment.
Finite-lived identifiable intangible assets
Finite-lived intangible assets are amortized based on the pattern in which the economic benefits are consumed or otherwise depleted. If such a pattern cannot be reliably determined, finite-lived intangible

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
assets are amortized on a straight-line basis over their estimated lives. Management believes that the below estimated useful lives are reasonable based on the economic factors applicable to each class of finite-lived intangible asset. The general range of useful lives is as follows:
Customer relationships	5 – 15 years
Non-compete agreements	5 years
The Company’s finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets or asset groups may not be recoverable. If the expected undiscounted future cash flows are less than the carrying amount of such assets or asset groups, the Company recognizes an impairment loss to the extent the carrying amount exceeds its estimated fair value.
Income Taxes
We have adopted the separate return approach for the purpose of the Company’s consolidated financial statements.
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements. Deferred tax assets and liabilities are determined on the basis of the differences between the book and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company also recognizes the future tax benefits from net operating loss carryforwards as deferred tax assets. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company evaluates the realizability of deferred tax assets and reduces those assets using a valuation allowance if it is not more likely than not that some portion or all of the deferred tax asset will be realized. Among the factors used to assess the likelihood of realization are projections of future taxable income streams, the expected timing of the reversals of existing temporary differences, and the impact of tax planning strategies that could be implemented to avoid the potential loss of future tax benefits.
Reserves for uncertain tax positions are established for exposure items related to various federal and state tax matters. Income tax reserves are recorded when an exposure is identified and when, in the opinion of management, it is more likely than not that a tax position will not be sustained and the amount of the liability can be estimated.
Insurance Risk Programs
The Company purchases primary and excess professional malpractice and general liability insurance coverage, subject to separate policy aggregate limits. The insurance for the professional malpractice coverage is written on a “claims-made” basis, and the general liability coverage is maintained on an “occurrence” basis. These coverages apply after a deductible or self-insured retention limit is exceeded. The Company accrues for losses under an occurrence-based approach whereby the Company estimates the losses that will be incurred in a respective accounting period and accrues that estimated liability using actuarial methods. These programs are monitored quarterly and estimates are revised as necessary to take into account additional information.
The Company also purchases additional types of liability insurance directly through the commercial insurance market, covering claims which, due to their nature or amount, are not covered by or not fully covered by the applicable professional malpractice and general liability insurance policies. The additional types of liability insurance include workers compensation, property and casualty, directors and officers, and employment practices liability insurance coverages.
The Company also participates in Select’s employee health and cyber liability insurance programs. Costs related to these insurance programs are charged to the Company by Select using various methodologies

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
that reasonably approximate the Company’s portion of the program cost. These costs are allocated based on the approximate market price at which the Company could purchase insurance policies that are separate from Select.
The various insurance policies for the Company do not generally cover punitive damages and are subject to various deductibles and policy limits.
Revenue Recognition
Revenue for the Company’s occupational health center and onsite clinic operations consist primarily of revenue generated from providing (i) workers’ compensation injury and illness care and related services, (ii) healthcare services related to employer needs or statutory requirements, and (iii) consumer health services. In the Company’s occupational health centers, the Company generally recognizes revenue as healthcare services are provided and the Company’s performance obligation is generally satisfied upon completion of the patient’s visit. For the Company’s onsite clinic operations, the performance obligation is satisfied over the period of time in which the Company is engaged to provide services and revenue is recognized in amounts which are commensurate with the level of resources the Company has provided at the onsite location. The healthcare services provided by the Company’s occupational health centers and onsite clinics are primarily paid for by employer programs and third-party payors, including workers’ compensation programs, and commercial insurance companies, on the patient’s behalf.
Revenue is recognized at an amount equal to the consideration the Company expects to be entitled to in exchange for providing its healthcare services. The Company recognizes revenue based on known payment terms or usual and customary amounts associated with the specific payor or based on the service provided. Provider reimbursement methods for workers’ compensation injury care and related services vary on a state-by-state basis. Most states have fee schedules pursuant to which all healthcare providers are uniformly reimbursed. The fee schedules are determined by each state and generally prescribe the maximum amounts that may be reimbursed for services rendered. In the states without fee schedules, healthcare providers are reimbursed based on usual, customary, and reasonable fees charged in the particular state in which the services are rendered. Healthcare services related to employer needs or statutory requirements are reimbursed at either current market rates or other agreed upon pricing with the employer. Provider reimbursement for consumer health services is dependent on fee schedules derived from individually negotiated contracts with group health payors on a national, regional or local basis. Typically, national contracts include all states, whereas regional or local contracts are state-specific. The fee schedule is either a set fee for each service or a percentage of billed charges. The Company monitors historical reimbursement rates and compares them against the associated gross charges for the service provided. The percentage of historical reimbursed claims to gross charges is utilized to determine the amount of revenue to be recognized for services rendered.
Revenue earned from providing healthcare services is variable in nature, as the Company is required to make judgements which impact the transaction price. Variable consideration included in the transaction price is inclusive of the Company’s estimates of implicit discounts and other adjustments which are estimated using the Company’s historical experience. Management includes in its estimates of the transaction price its expectations for these types of adjustments such that the amount of cumulative revenue recognized will not be subject to significant reversal in future periods. Historically, adjustments arising from a change in the transaction price have not been significant.
3.   Credit Risk Concentrations
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash balances and accounts receivable. The Company’s cash is held with large financial institutions. The Company grants unsecured credit to its customers and the healthcare services the Company provides are primarily paid for by employer programs and third-party payors. Because of the diversity and geographic dispersion of these employers and third party payors, the Company does not believe it has any significant concentrations of credit risk.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
4.   Variable Interest Entities
As of December 31, 2023 and 2022, the total assets of the Company’s variable interest entities were $212.3 million and $202.0 million, respectively, and are principally comprised of accounts receivable. As of December 31, 2023 and 2022, the total liabilities of the Company’s variable interest entities were $56.4 million and $56.1 million, respectively, and are principally comprised of accounts payable and accrued expenses. The Company’s variable interest entities have obligations payable for services received under their management agreements of $156.2 million and $145.8 million as of December 31, 2023 and 2022, respectively. These intercompany balances are eliminated in consolidation.
5.   Acquisitions
During the year ended December 31, 2023, the Company made acquisitions of Centers. The consideration given for these acquired businesses consisted principally of cash consideration of $6.0 million. The Company allocated the purchase price of these acquired businesses to assets acquired, principally property and equipment, operating lease right-of-use assets, customer relationships, and liabilities assumed based on their estimated fair values. The Company recognized goodwill of $3.9 million in our Centers reporting unit.
During the year ended December 31, 2022, the Company made acquisitions of Centers. The consideration given for these acquired businesses consisted principally of cash consideration of $9.7 million. The Company allocated the purchase price of these acquired businesses to assets acquired, principally property and equipment, operating lease right-of-use assets, customer relationships, and liabilities assumed based on their estimated fair values. The Company recognized goodwill of $4.7 million in our Centers reporting unit.
During the year ended December 31, 2021, the Company made acquisitions of Centers. The consideration given for these acquired businesses consisted principally of cash consideration of $20.1 million. The Company allocated the purchase price of these acquired businesses to assets acquired, principally property and equipment, operating lease right-of-use assets, customer relationships, and liabilities assumed based on their estimated fair values. The Company recognized goodwill of $8.6 million in our Centers reporting unit.
The acquisitions made by the Company during the years ended December 31, 2023, 2022 and 2021 are not material to the consolidated financial statements in the year they were acquired or prior years presented and do not require disclosure of pro forma financial data.
6.   Leases
The Company has operating and finance leases for its facilities. The Company’s occupational health centers generally have lease terms of 10 years with two, five year renewal options.
The Company’s total lease cost is as follows:
	For the Year Ended December 31,
	2023	2022	2021
	(in thousands)
Operating lease cost	$97,640	$91,632	$89,158
Finance lease cost:
Amortization of right-of-use assets	1,000	916	464
Interest on lease liabilities	392	426	379
Variable lease cost	19,834	18,376	16,911
Total lease cost	$118,866	$111,350	$106,912

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
Supplemental cash flow information related to leases is as follows:
	For the Year Ended December 31,
	2023	2022	2021
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$96,854	$93,361	$90,511
Operating cash flows for finance leases	358	393	379
Financing cash flows for finance leases	917	827	436
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	98,584	106,229	71,591
Finance leases	—	494	436
Supplemental balance sheet information related to the Company’s leases is as follows:
	December 31,
	2023	2022
	(in thousands)
Operating Leases
Operating lease right-of-use assets	$397,852	$375,051
Current operating lease liabilities	$72,946	$71,299
Non-current operating lease liabilities	357,310	332,769
Total operating lease liabilities	$430,256	$404,068
	December 31,
	2023	2022
	(in thousands)
Finance Leases
Property and equipment, net	$2,112	$3,070
Current portion of long-term debt and notes payable	$620	$917
Long-term debt, net of current portion	3,291	3,911
Total finance lease liabilities	$3,911	$4,828
The weighted average remaining lease terms and discount rates are as follows:
	December 31,
	2023	2022
Weighted average remaining lease term (in years):
Operating leases	6.6	6.4
Finance leases	7.9	7.9
Weighted average discount rate:
Operating leases	6.1%	5.8%
Finance leases	8.6%	8.3%

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
As of December 31, 2023, maturities of lease liabilities are approximately as follows:
	Operating Leases	Finance Leases
	(in thousands)
2024	$96,610	$927
2025	87,874	676
2026	77,495	593
2027	65,496	605
2028	54,034	617
Thereafter	147,869	2,110
Total undiscounted cash flows	529,378	5,528
Less: Imputed interest	99,122	1,617
Total discounted lease liabilities	$430,256	$3,911
7.   Property and Equipment
The Company’s property and equipment consists of the following:
	December 31,
	2023	2022
	(in thousands)
Land	$4,107	$4,106
Leasehold improvements	286,145	257,507
Buildings	12,925	12,795
Furniture and equipment	230,040	208,217
Construction-in-progress	17,228	11,690
Total property and equipment	$550,445	$494,315
Accumulated depreciation	(372,075)	(335,440)
Property and equipment, net	$178,370	$158,875
Depreciation expense was $43.0 million, $44.5 million, and $54.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.
8.   Intangible Assets
Goodwill
The following table shows changes in the carrying amounts of goodwill by reporting unit for the years ended December 31, 2022 and 2023:
	Centers	Onsites	Other Businesses	Total
	(in thousands)
Balance at January 1, 2022	$1,133,318	50,940	36,934	$1,221,192
Acquisition of businesses	4,679	—	—	4,679
Balance at December 31, 2022	$1,137,997	$50,940	$36,934	$1,225,871
Acquisition of businesses	3,874	—	—	3,874
Balance at December 31, 2023	$1,141,871	$50,940	$36,934	$1,229,745

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
Identifiable Intangible Assets
The following table provides the gross carrying amounts, accumulated amortization, and net carrying amounts for the Company’s identifiable intangible assets:
	December 31,
	2023			2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Indefinite-lived intangible assets:
Trademarks	$104,900	$—	$104,900	$104,900	$—	$104,900
Finite-lived intangible assets:
Trademarks	5,000	(5,000)	—	5,000	(5,000)	—
Customer relationships	317,571	(200,312)	117,259	310,279	(170,265)	140,014
Non-compete agreements	7,084	(4,474)	2,610	5,984	(3,323)	2,661
Total identifiable intangible assets	$434,555	$(209,786)	$224,769	$426,163	$(178,588)	$247,575
The Company’s trademarks have renewal terms and the costs to renew these intangible assets are expensed as incurred. The Company’s finite-lived and indefinite-lived trademarks will be renewed in 2028 and 2029, respectively.
The Company’s finite-lived intangible assets amortize over their estimated useful lives. Amortization expense was $30.0 million, $29.2 million, and $27.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Estimated amortization expense of the Company’s finite-lived intangible assets for each of the five succeeding years is as follows:
	2024	2025	2026	2027	2028
	(in thousands)
Amortization expense	$21,636	$14,922	$13,772	$12,828	$11,724
9.   Insurance Risk Programs
Under a number of the Company’s insurance programs, which include the Company’s workers’ compensation, and professional malpractice liability insurance programs, the Company is liable for a portion of its losses before it can attempt to recover from the applicable insurance carrier. The Company accrues for losses under an occurrence-based approach whereby the Company estimates the losses that will be incurred in a respective accounting period and accrues that estimated liability using actuarial methods.
The Company recorded a liability of $51.9 million and $49.0 million related to these programs at December 31, 2023 and 2022, respectively, of which $28.5 million and $26.1 million were current and included within accrued other on the consolidated balance sheets. The non-current portions of the liability were included in other non-current liabilities on the consolidated balance sheets. At December 31, 2023 and 2022, provisions for losses for professional liability risks retained by the Company have been discounted at 3%. If the Company did not discount the provisions for losses for professional liability risks, the aggregate liability for all of the insurance risk programs would be approximately $53.3 million and $50.2 million at December 31, 2023 and 2022, respectively. At December 31, 2023 and 2022, the Company recorded insurance proceeds receivable of $8.6 million and $3.5 million, respectively, for liabilities which exceeded its deductibles and self-insured retention limits and are recoverable through its insurance policies.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
10.   Long-Term Debt
The carrying values of the Company’s long-term debt are as follows:
	December 31,
	2023	2022
	(in thousands)
Long-term revolving promissory note with related party	$470,000	$630,000
Other debt(1)	4,746	5,578
Total debt	$474,746	$635,578

(1)
Other debt is primarily comprised of insurance financing arrangements, promissory notes executed in connection with business combinations, and finance leases.

As of December 31, 2023, principal maturities of the Company’s long-term debt were as follows:
	2024	2025	2026	2027	2028	Thereafter	Total
	(in thousands)
Revolving promissory note with related party	$—	$—	$—	$—	$—	$470,000	$470,000
Other debt	1,455	404	351	397	447	1,692	4,746
Total debt	$1,455	$404	$351	$397	$447	$471,692	$474,746
Related Party Debt Facilities
On December 10, 2019, Concentra Inc. entered into a first lien term loan credit agreement (the “loan agreement”) by and among Select, as lender, Concentra Inc. and Concentra Holdings, Inc., which provided for a first lien term loan (the “term loan”) in an aggregate principal amount of approximately $1,240.3 million. The principal outstanding amount of $780.0 million under the term loan was due June 1, 2022. On June 1, 2022, the term loan was extinguished and replaced by the issuance of the revolving promissory note, between Concentra Inc. and Select, with initial borrowings of $780.0 million. The exchange of debt was a non-cash transaction. As of December 31, 2023, borrowings under the revolving promissory note bear interest at a rate equal to Term SOFR plus 3.00%. As of December 31, 2023, the effective interest rate of the revolving promissory note was 8.36%. The maturity date of the revolving promissory note is the date at which Select or its affiliates no longer have an interest in Concentra Inc. Concentra Inc. is able to make repayments on the revolving promissory note at its discretion.
11.   Accrued and other liabilities
The following table sets forth the components of accrued and other liabilities on the Consolidated Balance Sheets:
	December 31,
	2023	2022
	(in thousands)
Accrued payroll	$62,824	$65,792
Accrued vacation	41,488	39,903
Accrued other	71,755	64,226
Income taxes payable	399	53
Accrued other	$176,466	$169,974

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
12.   Members’ Equity
The Company’s equity classes included Class A voting units, Class B non-voting units, and Class C non-voting units outstanding at December 31, 2023, 2022, and 2021. Select owned 100% of the Class A voting units and Class B non-voting units at December 31, 2023, 2022, and 2021. Select owns 100% of the Class C non-voting units at December 31, 2023.
The Company’s equity plans, described further in Note 14, Stock Compensation, provided for the issuance of non-voting interests, which were awarded in form of restricted Class B and C interests and options to purchase restricted Class B and C interests.
The following table sets forth a rollforward of the Company’s Class A, Class B, and Class C unrestricted units outstanding:
(Units in thousands)	Class A units – voting	Class B units – non-voting	Class C units – non-voting
Balance at December 31, 2020	435,000	6,527	821
Options exercised, net of cancellations	—	1,971	900
Vesting of restricted interests	—	—	248
Balance at December 31, 2021	435,000	8,498	1,969
Options exercised, net of cancellations	—	—	553
Vesting of restricted interests	—	—	248
Balance at December 31, 2022	435,000	8,498	2,770
Options exercised, net of cancellations	—	—	565
Vesting of restricted interests	—	—	248
Balance at December 31, 2023	435,000	8,498	3,583
Class A Additional Capital
The Company had Class A Additional Capital interest, which was held by Select, which had preference rights with regards to distributions. The Class A Additional Capital accrued a compounding yield (the “Class A Additional Capital Yield”) on the aggregate of the unreturned Class A Additional Capital and any unpaid Class A Additional Capital Yield. During the years ended December 31, 2022 and 2021, the Company recognized $0.3 million and $1.0 million of expense, respectively, related to the Class A Additional Capital Yield, which is included in interest expense in the consolidated statement of operations. The $23.9 million of Class A Additional Capital was repurchased by the Company during the year ended December 31, 2022, and there is no Class A Additional Capital outstanding at December 31, 2023 and 2022, respectively.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
13.   Revenue from Contracts with Customers
The following table disaggregates the Company’s revenue:
	For the Year Ended December 31,
	2023	2022	2021
	(in thousands)
Occupational health centers:
Workers’ compensation	$1,110,277	$1,019,593	$973,327
Employer services	594,573	582,871	541,229
Consumer health	31,164	27,490	35,302
Total occupational health center revenue	1,736,014	1,629,954	1,549,858
Onsite clinics	60,181	55,995	144,563
Other	41,886	38,410	37,620
Total revenue	$1,838,081	$1,724,359	$1,732,041
14.   Stock Compensation
Concentra Group Holdings Parent’s equity plans provides for the issuance of various stock-based awards. Under the 2015 equity incentive plan, the Company issued restricted Class B interests and options to purchase restricted Class B interests. Under the 2018 equity incentive plan, the Company issued restricted Class C interests and restricted Class C options to purchase restricted Class C interests (the Class B and C restricted interests are collectively referred to as “restricted interests” and the Class B and C options are collectively referred to as “options”).
A maximum of 11,201,746 Class C interests and Class C options were authorized to be issued under the 2018 Plan. The 2018 equity plan allows for authorized but previously unissued shares or shares issued and reacquired by Concentra Group Holdings Parent to satisfy these awards. As of December 31, 2023, there was remaining availability under the 2018 Plan to issue 3,393,746 Class C interests and Class C options.
The stock compensation expense related to restricted interests and options is recognized by the Company over the period during which employees are required to provide services. The Company measures the compensation costs based on the grant-date fair value. The restricted interests are valued based upon the fair value of the Company at the date of grant. The options are valued using the Black-Scholes option valuation method that uses assumptions that relate to the expected volatility, the expected dividend yield, the expected life of the options, and the risk free interest rate. The Company’s restricted interests and options generally vest over five years, and the options have a term not to exceed ten years. The Company recognizes any forfeitures as they occur.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
Restricted Interests
Transactions and other information related to restricted interests are as follows:
(Units in thousands)	Class C Restricted Interests	Weighted Average Grant Date Fair Value
	(share amounts in thousands)
Unvested balance, December 31, 2020	744	$2.66
Vested	(248)	2.66
Unvested balance, December 31, 2021	496	2.66
Vested	(248)	2.66
Unvested balance, December 31, 2022	248	2.66
Vested	(248)	2.66
Unvested balance, December 31, 2023	—	$—
The Class B restricted interests were fully vested as of December 31, 2020.
The total fair value of Class C restricted interests vested was $0.7 million for the years ended December 31, 2023, 2022 and 2021.
During the years ended December 31, 2023, 2022 and 2021, the Company recognized stock compensation expense of $0.1 million, $0.7 million and $0.7 million for the Class C restricted interests.
Options
Transactions and other information related to options are as follows:
(Units in thousands)	Class B Restricted Options	Weighted Average Grant Date Fair Value	Class C Restricted Options	Weighted Average Grant Date Fair Value
	(share amounts in thousands)
Outstanding, December 31, 2020	3,773	$0.05	4,901	$1.18
Exercised	(3,773)	0.05	(2,389)	1.18
Outstanding, December 31, 2021	—	—	2,512	1.18
Exercised	—	—	(1,256)	1.18
Outstanding, December 31, 2022	—	—	1,256	1.18
Exercised	—	—	(1,256)	1.18
Outstanding, December 31, 2023	—	$—	—	$—
The Class B options exercised during the year-ended December 31, 2021 had a weighted average exercise price of $1.00 and an intrinsic value of $23.1 million.
The Class C options exercised during the years ended December 31, 2023, 2022 and 2021 each had a weighted average exercise price of $2.66 and an intrinsic value of $6.3 million, $5.9 million and $11.2 million, respectively.
The Company did not grant any Class B or Class C options during the years ended December 31, 2023, 2022 and 2021.
For the years ended December 31, 2023, 2022 and 2021, the Company recognized stock compensation expense of $0.1 million, $1.5 million, $1.5 million for the Class C options.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
The Company’s equity award plan provides for award holders to forfeit a portion of their vested option awards to satisfy income tax and exercise price obligations when exercised. The units forfeited are reflected as a repurchase of member interests on the consolidated statement of changes in equity.
The following table sets forth the number of forfeited and cancelled options:
	For the Year Ended December 31,
	2023	2022	2021
Class B options – forfeited and cancelled	—	—	1,802
Class C options – forfeited and cancelled	691	702	1,490
Total options – forfeited and cancelled	691	702	3,292
Other Awards
Certain Concentra employees participate in Select’s equity compensation plan and are granted shares of Select’s restricted stock awards. Stock compensation expense of $0.5 million was recognized for the year ended December 31, 2023.
15.   Earnings per Unit
The Company’s Class B and Class C restricted interests and options participate with Class A units in dividends on a one-for-one basis. The Company concluded that unvested restricted interests and outstanding options are participating securities. The Company used the two-class method of computing earnings per unit (EPU) because this method results in the greatest dilution in the earnings per unit computation. As further described in Note 14, Stock Compensation, there are forfeited option awards associated with vesting and exercise events and these forfeited options don’t impact EPU computations subsequent to being forfeited and cancelled.
Net Income Attribution
The following table sets forth the net income attributable to the Company, its units outstanding, and its participating units outstanding
	For the Year Ended December 31,
	2023	2022	2021
	(in thousands)
Net income	$184,743	$172,243	$216,036
Less: net income attributable to non-controlling interests	4,796	5,516	7,161
Net income attributable to the Company	179,947	166,727	208,875
Less: Distributed and undistributed income attributable to participating units	316	853	4,188
Distributed and undistributed net income attributed to outstanding units	$179,631	$165,874	$204,687
There were no dividends paid during the years ended December 31, 2023, 2022, and 2021.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
	For the Year Ended December 31, 2023
	Net Income Allocation	Units(1)	Basic and Diluted EPU
	(in thousands, except for per share amounts)
Outstanding Class A, Class B, and Class C units	$179,631	446,717	$0.40
Participating Units	316	785	0.40
Total Company	$179,947
	For the Year Ended December 31, 2022
	Net Income Allocation	Units(1)	Basic and Diluted EPU
	(in thousands, except for per share amounts)
Outstanding Class A, Class B, and Class C units	$165,874	445,909	$0.37
Participating Units	853	2,292	0.37
Total Company	$166,727
	For the Year Ended December 31, 2021
	Net Income Allocation	Units(1)	Basic and Diluted EPU
	(in thousands, except for per share amounts)
Outstanding Class A, Class B, and Class C units	$204,687	442,637	$0.46
Participating Units	4,188	9,056	0.46
Total Company	$208,875

(1)
Represents the weighted average unit count outstanding during the period.

16.   Related Party Transactions
Shared Services Agreement — cost allocations from Select
The Company pays Select a fee for the shared support functions provided on a centralized basis by Select and its affiliates. The shared services fee is reassessed and adjusted annually. For the years ended December 31, 2023, 2022 and 2021, the shared service fees were $14.6 million, $12.3 million, and $11.5 million, respectively. See Note 2, Significant Accounting Policies, for a discussion of these costs and methodology used to allocate them. These cost allocations reasonably reflect the services and the benefits derived for the periods presented. These allocations may not be indicative of the actual expenses that would have been incurred as a stand-alone entity.
In connection with the separation transaction, the Company intends to enter into a separation and distribution agreement, a transition services agreement, a tax matters agreement, and an employee matters agreement with Select, which will effect the separation of the Company’s business from Select and provide a framework for the Company’s relationship with Select after the separation.
17.   Income Taxes
The Company joins Select in the filing of various consolidated federal, state and local income tax returns and is party to an income tax allocation agreement (the “Tax Sharing Agreement”). Under the Tax Sharing Agreement, the Company pays to or receives from Select the amount, if any, by which Select’s income

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
tax liability is affected by virtue of inclusion of the Company in the consolidated tax returns of Select. Adjustments were made for the periods presented in the Consolidated Financial Statements, to reflect the separate return method as if the Company filed income tax returns on a standalone basis.
The following table outlines the components of the Company’s income tax expense for the periods presented:
	For the Year Ended December 31,
	2023	2022	2021
	(in thousands)
Current income tax expense:
Federal	$50,911	$47,825	$48,963
State and local	13,262	13,467	11,895
Total current income tax expense	64,173	61,292	60,858
Deferred income tax benefit	(6,286)	(8,639)	(1,331)
Total income tax expense	$57,887	$52,653	$59,527
Reconciliations of the statutory federal income tax rate to the effective income tax rate are as follows:
	For the Year Ended December 31,
	2023	2022	2021
Federal income tax at statutory rate	21.0%	21.0%	21.0%
State and local income taxes, less federal income tax benefit	4.2	4.4	4.2
Permanent differences	0.3	0.2	0.3
Deferred income taxes – state income tax rate adjustment	(0.3)	(0.4)	0.6
Prior year adjustment (provision to return)	0.4	(0.4)	(0.9)
Stock-based compensation	(0.5)	(0.5)	(2.7)
Disposition of a business	0.0	0.0	0.0
Non-controlling interest	(0.5)	(0.6)	(0.5)
Other	(0.7)	(0.5)	(0.4)
Effective income tax rate	23.9%	23.2%	21.6%

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
The Company’s deferred tax assets and liabilities are as follows:
	December 31,
	2023	2022
	(in thousands)
Deferred tax assets
Implicit discounts and adjustments	$11,685	$9,973
Compensation and benefit related accruals	17,217	18,173
Professional malpractice liability insurance	7,838	8,238
Federal and state net operating loss and state tax credit carryforwards	3,288	3,920
Stock awards	151	326
Equity investments	—	395
Operating lease liabilities	106,329	101,236
Research & experimental expenditures	7,929	3,183
Other	2,707	2,064
Deferred tax assets	157,144	147,508
Valuation allowance	(2,933)	(3,586)
Deferred tax assets, net of valuation allowance	$154,211	$143,922
Deferred tax liabilities
Operating lease right-of-use assets	$(98,055)	$(93,630)
Depreciation and amortization	(76,776)	(77,106)
Other	(2,744)	(2,836)
Deferred tax liabilities	$(177,575)	$(173,572)
Deferred tax liabilities, net of deferred tax assets	$(23,364)	$(29,650)
The Company’s deferred tax assets and liabilities are included in the consolidated balance sheet captions as follows:
	December 31,
	2023	2022
	(in thousands)
Other assets	$—	$146
Non-current deferred tax liability	(23,364)	(29,796)
	$(23,364)	$(29,650)
For the years ended December 31, 2023 and 2022, the changes in the Company’s valuation allowance were the result of net changes in state net operating losses.
As of December 31, 2023 and 2022, the Company’s net deferred tax liabilities of approximately $23.4 million and $29.7 million, respectively, consist of items which have been recognized for tax reporting purposes, but which will increase tax on returns to be filed in the future. The Company has performed an assessment of positive and negative evidence regarding the realization of the net deferred tax assets. This assessment included a review of legal entities with three years of cumulative losses, estimates of projected future taxable income, the effect on future taxable income resulting from the reversal of existing deferred tax liabilities in future periods, and the impact of tax planning strategies that management would and could implement in order to keep deferred tax assets from expiring unused. Although realization is not assured, based on the Company’s assessment, it has concluded that it is more likely than not that such assets, net of the determined valuation allowance, will be realized.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
The total state net operating losses are approximately $55.7 million. State net operating loss carryforwards expire and are subject to valuation allowances as follows:
	State Net Operating Losses	Gross Valuation Allowance
	(in thousands)
2024	564	509
2025	1,372	794
2026	1,124	1,054
2027	1,253	698
Thereafter through 2041	51,364	46,775
18.   Commitments and Contingencies
Construction Commitments
At December 31, 2023, the Company had outstanding commitments under construction contracts related to new construction, improvements, and renovations totaling approximately $7.9 million.
Litigation
The Company is a party to various legal actions, proceedings, and claims, and regulatory and other governmental audits and investigations in the ordinary course of its business, including, but not limited to, legal actions and claims alleging professional malpractice, general liability for property damage, personal and bodily injury, violations of federal and state employment laws, often in the form of wage and hour class action lawsuits, and liability for data breaches. Many of these actions involve large claims and significant defense costs and sometimes, as in the case of wage and hour class actions, are not covered by insurance. The Company cannot predict the ultimate outcome of pending litigation, proceedings, and regulatory and other governmental audits and investigations. These matters could potentially subject the Company to sanctions, damages, recoupments, fines, and other penalties.
To address claims arising out of the Company’s operations, the Company maintains professional malpractice liability insurance and general liability insurance coverages through a number of different programs that are dependent upon such factors as the state where the Company is operating. The Company currently maintains insurance coverages under a combination of policies with a total annual aggregate limit of up to $29.0 million for professional malpractice liability insurance and $29.0 million for general liability insurance. The Company’s insurance for the professional liability coverage is written on a “claims-made” basis, and its commercial general liability coverage is maintained on an “occurrence” basis. These coverages apply after a self-insured retention limit is exceeded. Each of these programs has either a deductible or self-insured retention limit. The Company also maintains additional types of liability insurance covering claims which, due to their nature or amount, are not covered by or not fully covered by the applicable professional malpractice and general liability insurance policies, including workers compensation, property and casualty, directors and officer, cyber liability insurance and employment practices liability insurance coverages. Our insurance policies generally are silent with respect to punitive damages so coverage is available to the extent insurable under the law of any applicable jurisdiction, and are subject to various deductibles and policy limits. The Company reviews its insurance program annually and may make adjustments to the amount of insurance coverage and self-insured retentions in future years. Significant legal actions, as well as the cost and possible lack of available insurance, could subject the Company to substantial uninsured liabilities. In the Company’s opinion, the outcome of these actions, individually or in the aggregate, will not have a material adverse effect on its financial position, results of operations, or cash flows.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
Physical Therapy Billing.   On October 7, 2021, Select received a letter from a Trial Attorney at the U.S. Department of Justice, Civil Division, Commercial Litigation Branch, Fraud Section (“DOJ”) stating that the DOJ, in conjunction with the U.S. Department of Health and Human Services (“HHS”), is investigating Select in connection with potential violations of the False Claims Act, 31 U.S.C. § 3729, et seq. The letter specified that the investigation relates to the Select’s billing for physical therapy services, and indicated that the DOJ would be requesting certain records from Select. In October and December 2021, the DOJ requested, and Select furnished, records relating to six of Select’s outpatient therapy clinics in Florida. In 2022 and 2023, the DOJ requested certain data relating to all of Select’s outpatient therapy clinics nationwide, and sought information additional data relating to the physical therapy services furnished by Select’s outpatient therapy clinics and the Company. The Company has produced data and other documents requested by the DOJ and is fully cooperating on this investigation. At this time, the Company is unable to predict the timing and outcome of this matter.
California Department of Insurance Investigation.   On February 5, 2024, the Company received a subpoena from the California Department of Insurance relating to an investigation under the California Insurance Frauds Prevention Act (“IFPA”), Cal. Ins. Code § 1871.7 et seq., which allows a whistleblower to file a false claims lawsuit based on the submission of false or fraudulent claims to insurance companies. The subpoena seeks documentation relating mainly to the Company’s billing and coding for physical therapy claims submitted to commercial insurers and workers compensation carriers located or doing business in California. The Company intends to produce the requested documents and to cooperate on this investigation. At this time, the Company is unable to predict the timing and outcome of this matter.
Perry Johnson & Associates, Inc. Data Breach.   On November 10, 2023, Perry Johnson & Associates, Inc., a third-party vendor of health information technology solutions that provides medical transcription services (“PJ&A”), notified Concentra Health Services, Inc. (“Concentra”) that certain information related to particular Concentra patients was potentially affected by a cybersecurity event. This event occurred solely at PJ&A and was not the result of any activities or inaction on Concentra’s part. In early February 2024, Concentra sent notices to almost four million patients who may have been impacted by the data breach. During February 2024, Concentra became aware of four class action lawsuits filed against PJ&A and Concentra related to the data breach. The first was filed in the U.S. District Court for the Eastern District of Michigan on February 19, 2024 by Elliot Curry, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he became the victim of identity theft as a result of the PJ&A data breach and that Concentra had lax data security policies. The second was filed in the U.S. District Court for the Eastern District of New York on February 21, 2024 by Tiffany Williams and Jo Joaquim, individually and on behalf of all others similarly situated. Plaintiffs alleged, among other things, that they face an immediate and heightened risk of identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard their private information. The third was filed in the U.S. District Court for the Eastern District of Missouri on February 26, 2024 by Stephen Tate, a.k.a. Steven Tate, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a heightened and imminent risk of identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his private information. The fourth was filed in the U.S. District Court for the Eastern District of Michigan on February 26, 2024 by Eric Franczak, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a substantially increased risk of fraud and identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his private information. Concentra is working with its cybersecurity risk insurance policy carrier and does not believe that the data breach or the lawsuits will have a material impact on its operations or financial performance. However, at this time, Concentra is unable to predict the timing and outcome of these matters.
19.   CARES Act
Provider Relief Funds
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted. The CARES Act provided additional waivers, reimbursement, grants and other funds to assist

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
Notes to Consolidated Financial Statements (Continued)
health care providers during the coronavirus disease 2019 (“COVID-19”) pandemic, including appropriations for the Public Health and Social Services Emergency Fund. The Company is able to use payments received under the Provider Relief Fund for “health care related expenses or lost revenues that are attributable to coronavirus.” The Provider Relief Fund payments must first be applied against health care related expenses attributable to COVID-19. Provider Relief Fund payments not fully expended on health care related expenses attributable to COVID-19 are then applied to lost revenues.
As part of the terms and conditions of the Provider Relief Fund program, the Company must adhere to certain reporting requirements associated with payments received from the Provider Relief Fund. Recipients must report to the Department of Health and Human Services (“HHS”) on their use of Provider Relief Fund payments by specified deadlines; these deadlines differ depending on when the payments were received by the recipient. The Company will complete its reporting obligations for payments received as the reporting becomes due.
In the absence of specific guidance for government grants under U.S. GAAP, the Company accounted for the payments it received in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Under the Company’s accounting policy, payments are recognized as other operating income when it is probable that it has complied with the terms and conditions of the payments. The Company assessed its eligibility to utilize certain Provider Relief Fund payments and whether those payments were used in accordance with the terms and conditions set forth within the Coronavirus Response and Relief Supplemental Appropriations Act of 2021 and by HHS. Based on the Company’s assessments, during the years ended December 31, 2022 and 2021, the Company determined that it has complied with the terms and conditions associated with the Provider Relief Fund payments and was eligible to recognize approximately $66 thousand and $34.7 million, respectively, of Provider Relief Fund payments as other operating income. No Provider Relief Fund payments were received during the year ended December 31, 2023.
Further changes to the regulations surrounding the Provider Relief Fund payments or amended interpretations of existing guidance may change the Company’s assessment of whether it is probable that it has complied with the terms and conditions of the Provider Relief Fund payments. These changes may result in the reversal of amounts previously recognized.
20.   Subsequent Events
The Consolidated Financial Statements of the Company are derived from the consolidated financial statements of Select, which issued its financial statements for the year ended December 31, 2023 on February 22, 2024. Accordingly, the Company evaluated transactions or other events for consideration as recognized subsequent events in the consolidated financial statements through February 22, 2024. Additionally, the Company has evaluated transactions and other events that occurred through March 8, 2024, the date these Consolidated Financial Statements were issued, for purposes of disclosure of unrecognized subsequent events.
In January 2024, Select announced its intention to separate the Company into a new, publicly traded company through a spin-off distribution in 2024.
On March 4, 2024, Concentra Holdings Group Parent LLC was converted to a Delaware corporation.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, LLC
The following Financial Statement Schedule should be read in conjunction with the consolidated financial statements. Financial Statement Schedules not included in this filing have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.
Schedule II — Valuation and Qualifying Accounts
	Balance at Beginning of Year	Charged to Cost and Expenses	Acquisitions(1)	Deductions(2)	Balance at End of Year
	(in thousands)
Income Tax Valuation Allowance
Year ended December 31, 2023	$3,586	$(653)	$—	$—	$2,933
Year ended December 31, 2022	$4,085	$(499)	$—	$—	$3,586
Year ended December 31, 2021	$3,882	$203	$—	$—	$4,085

(1)
Includes valuation allowance reserves resulting from business combinations.

(2)
Valuation allowance deductions relate to the disposition of certain subsidiaries.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, Inc.
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except per share amounts)
	March 31, 2024	December 31, 2023
ASSETS
Current Assets:
Cash	$49,552	$31,374
Accounts receivable	229,686	216,194
Prepaid income taxes	2,146	7,979
Other current assets	46,155	38,871
Total Current Assets	327,539	294,418
Operating lease right-of-use assets	394,252	397,852
Property and equipment, net	182,780	178,370
Goodwill	1,233,406	1,229,745
Customer relationships	111,860	117,259
Other identifiable intangible assets, net	107,678	107,510
Other assets	8,647	8,406
Total Assets	$2,366,162	$2,333,560
LIABILITIES AND EQUITY
Current Liabilities:
Current operating lease liabilities	73,714	72,946
Current portion of long-term debt and notes payable	6,636	1,455
Accounts payable	24,649	20,413
Due to related party	3,313	3,354
Accrued and other liabilities	167,317	176,466
Total Current Liabilities	275,629	274,634
Non-current operating lease liabilities	353,923	357,310
Long-term debt, net of current portion	3,197	3,291
Long-term debt with related party	470,000	470,000
Non-current deferred tax liability	21,092	23,364
Other non-current liabilities	23,037	27,522
Total Liabilities	1,146,878	1,156,121
Commitments and contingencies (Note 11)
Redeemable non-controlling interests	18,257	16,477
Members’ contributed capital	—	470,303
Common stock, $0.01 par value, 447,081 shares authorized, issued and outstanding at March 31, 2024	4,471	—
Capital in excess of par	458,941	—
Retained earnings	732,348	685,293
Total Stockholders’ Equity (Members’ Equity at December 31, 2023)	1,195,760	1,155,596
Non-controlling interests	5,267	5,366
Total Equity	1,201,027	1,160,962
Total Liabilities and Equity	$2,366,162	$2,333,560
The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, Inc.
Condensed Consolidated Statements of Operations
(unaudited)
(in thousands, except per share amounts)
	For the Three Months Ended March 31,
	2024	2023
Revenue	$467,598	$456,298
Costs and expenses:
Cost of services, exclusive of depreciation and amortization	336,990	328,078
General and administrative, exclusive of depreciation and amortization(1)	36,909	34,650
Depreciation and amortization	18,485	18,310
Total costs and expenses	392,384	381,038
Other operating income	284	—
Income from operations	75,498	75,260
Other income and expense:
Equity in losses of unconsolidated subsidiaries	—	(526)
Interest expense on related party debt	(9,971)	(11,076)
Interest expense	(111)	(61)
Income before income taxes	65,416	63,597
Income tax expense	15,137	16,166
Net income	50,279	47,431
Less: Net income attributable to non-controlling interests	1,323	1,167
Net income attributable to the Company	$48,956	$46,264
Earnings per common share/unit (Note 9):
Basic and diluted	$0.11	$0.10

(1)
Includes the shared service fee from related party of $3.8 million and $3.7 million for the three months ended March 31, 2024 and 2023, respectively. See Note 10, Related Party Transactions, for additional information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, Inc.
Condensed Consolidated Statements of Changes in
Stockholders’/Members’ Equity
(unaudited)
(in thousands)
	For the Three Months Ended March 31, 2024
	Total Members’ Units	Members’ Contributed Capital	Common Stock Issued	Common Stock Par Value	Capital in excess of par	Retained Earnings	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2023	447,081	$470,303	—	$—	$—	$685,293	$1,155,596	$5,366	$1,160,962
Net income attributable to the Company						48,956	48,956		48,956
Net income attributable to non-controlling interests							—	270	270
Distribution to Parent		(6,891)					(6,891)		(6,891)
Distributions to and purchases of non-controlling interests							—	(369)	(369)
Redemption value adjustment on non-controlling interests						(1,901)	(1,901)		(1,901)
Conversion of LLC to Corporation	(447,081)	(463,412)	447,081	4,471	458,941		—		—
Balance at March 31, 2024	—	$—	447,081	$4,471	$458,941	$732,348	$1,195,760	$5,267	$1,201,027
	For the Three Months Ended March 31, 2023
	Members’ Units
	Class A Units Voting	Class B Units Non- Voting	Class C Units Non- Voting	Members’ Contributed Capital	Retained Earnings	Total Members’ Equity	Non-controlling Interests	Total Equity
Balance at December 31, 2022	435,000	8,498	2,770	$464,725	$508,592	$973,317	$6,026	$979,343
Net income attributable to the Company					46,264	46,264		46,264
Net income attributable to non-controlling interests						—	253	253
Contribution from Parent				2,797		2,797		2,797
Vesting of restricted interests			248	178		178		178
Distributions to and purchases of non-controlling interests						—	(221)	(221)
Redemption value adjustment on non-controlling interests					(435)	(435)		(435)
Balance at March 31, 2023	435,000	8,498	3,018	$467,700	$554,421	$1,022,121	$6,058	$1,028,179
The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)
	For the Three Months Ended March 31,
	2024	2023
Operating activities
Net income	$50,279	$47,431
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,485	18,310
Provision for expected credit losses	12	19
Equity in losses of unconsolidated subsidiaries	—	526
Gain (loss) on sale or disposal of assets	43	(4)
Stock compensation expense	166	178
Deferred income taxes	(2,521)	(3,195)
Changes in operating assets and liabilities, net of effects of business combinations:
Accounts receivable	(13,505)	(19,361)
Other current assets	(7,315)	(12,655)
Other assets	722	1,174
Accounts payable and accrued liabilities	(1,744)	(14,728)
Net cash provided by operating activities	44,622	17,695
Investing activities
Business combinations, net of cash acquired	(5,144)	—
Acquired customer relationships	—	(2,756)
Purchases of property and equipment	(17,231)	(11,644)
Proceeds from sale of assets	23	4
Net cash used in investing activities	(22,352)	(14,396)
Financing activities
Borrowings from related party revolving promissory note	10,000	—
Payments on related party revolving promissory note	(10,000)	(20,000)
Borrowings of other debt	6,618	5,471
Principal payments on other debt	(2,276)	(2,388)
Distributions to and purchases of non-controlling interests	(1,543)	(1,877)
Contributions from (distributions to) Parent	(6,891)	2,797
Net cash used in financing activities	(4,092)	(15,997)
Net increase (decrease) in cash	18,178	(12,698)
Cash at beginning of period	31,374	37,657
Cash at end of period	$49,552	$24,959
Supplemental information
Cash paid for interest	$9,958	$11,307
Cash paid (refund received) for taxes	34	(205)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Concentra Group Holdings Parent, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.   Organization
Concentra Group Holdings Parent, LLC (“Concentra Group Holdings Parent”) was formed in October 2017 and converted to a Delaware corporation on March 4, 2024. At the time of formation, Concentra Group Holdings Parent elected to be taxed as a corporation. Concentra Group Holdings Parent conducts substantially all of its business through Concentra Inc. and its subsidiaries. Concentra Group Holdings Parent and its subsidiaries are collectively referred to as the “Company.”
The Company is the largest provider of occupational health services based on number of facilities. As of March 31, 2024, the Company operated 547 occupational health centers and 151 onsite clinics at employer worksites in 42 states. The Company provides occupational and consumer health services through the Company’s occupational health centers and onsite clinics, which includes workers’ compensation injury care as well as employer services, urgent care, clinical testing, wellness programs, and preventative care.
The Company currently operates as an operating segment of Select Medical Corporation (“Select” or the “Parent”). As of March 31, 2024, Select Medical Corporation (“Select” or the “Parent”) owns 100.0% of the outstanding common shares of Concentra Group Holdings Parent on a fully diluted basis. The member interests of the Company converted to common shares on a one-for-one basis on March 4, 2024.
In January 2024, Select announced its intention to separate the Company into a new, publicly traded company through a spin-off distribution in 2024. On February 27, 2024, Select received a private letter ruling from the U.S. Internal Revenue Service to the effect that the distribution of Concentra’s common stock to Select and its stockholders will be tax-free for U.S federal income tax purposes. On March 18, 2024, Concentra confidentially submitted a draft registration statement on Form S-1 with the SEC relating to the proposed initial public offering of its common stock. The number of shares to be offered and the price range for the proposed offering have not yet been determined. The initial public offering is expected to occur after the SEC completes its review process, subject to market and other conditions. There can be no assurance regarding the ultimate timing of the planned separation or that such separation will be completed.
2.   Accounting Policies
Basis of Presentation and Consolidation
The Company has historically operated as part of Select. The unaudited condensed consolidated financial statements of the Company have been prepared from Select’s historical accounting records and are derived from the condensed consolidated financial statements of Select to present Concentra as if it had been operating on a standalone basis. The unaudited condensed consolidated financial statements of the Company as of March 31, 2024 and for the three month periods ended March 31, 2024, and 2023, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim reporting and the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, certain information and disclosures required by GAAP, which are normally included in the notes to the consolidated financial statements, have been condensed or omitted pursuant to those rules and regulations, although the Company believes the disclosure is adequate to make the information presented not misleading. In the opinion of management, such information contains all adjustments, which are normal and recurring in nature, necessary for a fair statement of the financial position, results of operations and cash flow for such periods.
The condensed consolidated financial statements include the assets, liabilities, revenue, and expenses based on our legal entity structure as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are partially provided on a centralized basis by Select and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate governance and other professional services. Indirect costs have been allocated to us for the purposes of preparing the condensed consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

allocation method, primarily based on headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received.
The income tax amounts in these condensed consolidated financial statements have been calculated based on a separate return methodology and are presented as if our income gave rise to separate federal and state consolidated income tax return filing obligations in the respective jurisdictions in which we operate. Adjustments to income tax expense resulting from the application of the separate return methodology, as compared to tax obligations determined by the Company’s inclusion in the Parent’s consolidated income tax provision, were assumed to be immediately settled with the Parent through Contributed Capital on the Condensed Consolidated Balance Sheets and reflected in the Condensed Consolidated Statement of Cash Flows as a financing activity.
The condensed consolidated financial statements include the accounts of Concentra Group Holdings Parent and the subsidiaries and variable interest entities in which Concentra Group Holdings Parent has a controlling financial interest. All intercompany balances and transactions within the Company are eliminated in consolidation. Transactions between the Company and Select have been included in these consolidated financial statements. The transfers with Select are expected to be settled in cash, other than the income tax settlement noted above, and are reflected within the consolidated statement of cash flows as an operating or financing activity determined by the nature of the transaction. See Note 6, Long-Term Debt, for additional information. Select’s third-party debt and related interest expense have not been attributed to the Company because the Company is not the primary legal obligor of the debt and the borrowings are not specifically identifiable to the Company. However, the Company was a guarantor for Select’s senior notes and credit facilities. The Company maintains its own cash management system and does not participate in a centralized cash management arrangement with Select.
Recent Accounting Guidance Not Yet Adopted
Segment Reporting
In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve disclosure of segment information so that investors can better understand an entity’s overall performance. The ASU requires entities to quantitatively disclose significant segment expenses that are regularly provided to the chief operating decision maker for each reportable segment, as well as the amount of other segment items for each reportable segment and a description of what the other segment items are comprised. Disclosure of multiple measures of profit or loss will be permitted by the ASU.
The ASU is effective for annual reporting periods beginning on or after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024; however, early adoption is permitted. The ASU is required to be applied retrospectively to all periods presented in the financial statements. The Company is currently reviewing the impact that ASU 2023-07 will have on the disclosures in our consolidated financial statements.
Income Taxes
In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to improve the transparency and decision usefulness of income tax disclosures. The ASU includes enhanced requirements on the rate reconciliation, including specific categories that must be disclosed, and provides a threshold over which reconciling items must be disclosed. The amendments in the update also require annual disclosure of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as any individual jurisdictions in which income taxes paid is greater than 5% of total income taxes paid.
The ASU is effective for annual periods beginning after December 15, 2024; however early adoption is permitted. The ASU can be applied either prospectively or retrospectively. The Company is currently reviewing the impact that ASU 2023-09 will have on the disclosures in our consolidated financial statements.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.
3.   Redeemable Non-Controlling Interests
The Company’s redeemable non-controlling interests are comprised of membership interests held by equity holders other than the Company in five less than wholly owned subsidiaries. These membership interests are subject to redemption rights. The changes in redeemable non-controlling interests are as follows:
	2024	2023
	(in thousands)
Balance as of January 1	$16,477	$16,772
Net income attributable to redeemable non-controlling interests	1,053	914
Distributions to and purchases of redeemable non-controlling interests	(1,174)	(1,656)
Redemption value adjustment on redeemable non-controlling interests	1,901	436
Balance as of March 31	$18,257	$16,466
4.   Variable Interest Entities
Certain states prohibit the “corporate practice of medicine,” which restricts the Company from owning medical practices that directly employ physicians and from exercising control over medical decisions by physicians. In these states, the Company enters into long-term management agreements with affiliated professional medical groups (referred to as “Managed PCs”) that are owned by licensed physicians which, in turn, employ or contract with physicians who provide professional medical services in its occupational health centers. The Company also enters into a stock transfer restriction agreement with the respective equity holders, which provide for the Company to direct the transfer of ownership of the Managed PCs to other licensed physicians at any time. The long-term management agreements provide for various administrative and management services to be provided by the Company to the Managed PCs, including, but not limited to, billing and collections, accounting, non-physician personnel, supplies, security and maintenance, and insurance. The Company has the right to receive income as an ongoing management fee, and effectively absorbs all of the residual interests of the Managed PCs. Based on the provisions of the management and stock transfer agreements, the Managed PCs are variable interest entities for which the Company is the primary beneficiary and consolidates the Managed PCs under the VIE model. There are no restrictions on the use of the assets of the Managed PCs or on the settlement of its liabilities. Additionally, the Company fully indemnifies the licensed physician owners from all claims, demands, costs, damages, losses, liabilities, and other amounts arising from the ownership and operation of the medical practices, excluding gross negligence.
As of March 31, 2024 and December 31, 2023, the total assets of the Company’s variable interest entities were $225.5 million and $212.3 million, respectively, and are principally comprised of accounts receivable. As of March 31, 2024 and December 31, 2023, the total liabilities of the Company’s variable interest entities were $56.8 million and $56.4 million, respectively, and are principally comprised of accounts payable and accrued expenses. These variable interest entities have obligations payable for services received under their management agreements with the Company of $168.9 million and $156.2 million as of March 31, 2024 and December 31, 2023, respectively. These intercompany balances are eliminated in consolidation.

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

5.   Leases
The Company’s total lease cost is as follows:
	For the Three Months Ended March 31,
	2024	2023
	(in thousands)
Operating lease cost	$24,790	$24,128
Finance lease cost:
Amortization of right-of-use assets	211	251
Interest on lease liabilities	55	103
Variable lease cost	5,256	5,114
Total lease cost	$30,312	$29,596
6.   Long-Term Debt and Notes Payable
The carrying values of the Company’s long-term debt are as follows:
	March 31, 2024	December 31, 2023
	(in thousands)
Long-term revolving promissory note with related party	$470,000	$470,000
Other debt(1)	9,833	4,746
Total debt	$479,833	$474,746

(1)
Other debt is primarily comprised of insurance financing arrangements, promissory notes executed in connection with business combinations, and finance leases.

As of March 31, 2024, principal maturities of the Company’s long-term debt were as follows:
	2024	2025	2026	2027	2028	Thereafter	Total
	(in thousands)
Revolving promissory note with related party	$—	$—	$—	$—	$—	$470,000	$470,000
Other debt, including finance leases	5,922	1,024	351	397	447	1,692	9,833
Total debt	$5,922	$1,024	$351	$397	$447	$471,692	$479,833
7.   Accrued and Other Liabilities
The following table sets forth the components of accrued and other liabilities on the Consolidated Balance Sheets:
	March 31, 2024	December 31, 2023
	(in thousands)
Accrued payroll	$39,563	$62,824
Accrued vacation	42,064	41,488
Accrued other	66,610	71,755
Income taxes payable	19,080	399
Accrued and other liabilities	$167,317	$176,466

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

8.   Revenue from Contracts with Customers
The following tables disaggregate the Company’s revenue for the three months ended March 31, 2024 and 2023:
	Three Months Ended
	2024	2023
	(in thousands)
Occupational health centers:
Workers’ compensation	$279,866	$268,340
Employer services	150,735	152,173
Consumer health	8,326	8,185
Other occupational health center revenue	2,145	2,418
Total occupational health center revenue	441,072	431,116
Onsite clinics	15,857	14,545
Other	10,669	10,637
Total revenue	$467,598	$456,298
9.   Earnings per Share
At December 31, 2023, there were 435,000 Class A units, 8,948 Class B units, and 3,583 Class C units outstanding which converted to common shares on a one-for-one basis effective March 4, 2024.
Net Income Attribution
The following table sets forth the net income attributable to the Company, its units outstanding, and its participating units outstanding for the three months ended March 31, 2023:
Net income	$47,431
Less: net income attributable to non-controlling interests	1,167
Net income attributable to the Company	46,264
Less: Distributed and undistributed income attributable to participating units	138
Distributed and undistributed income attributable to outstanding units	$46,126
There were no participating units or securities outstanding during the three months ended March 31, 2024.
The following table sets forth the computation of earnings per share (EPS) for the three months ended March 31, 2024:
	Net Income Attributable to the Company	Shares	Basic and Diluted EPS
	(in thousands, except for per share amounts)
Common shares	$48,956	447,081	$0.11
The following table sets forth the computation of earnings per unit (EPU), under the two-class method, for the three months ended March 31, 2023:
	Net Income Allocation	Units(1)	Basic and Diluted EPU
Outstanding Class A, Class B, and Class C units	$46,126	446,431	$0.10
Participating Units	138	1,341	$0.10
Total Company	$46,264

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

(1)
Represents the weighted average units outstanding during the period.

10.   Related Party Transactions
Shared Services Agreement — cost allocations from Select
The Company pays Select a fee for the shared support functions provided on a centralized basis by Select and its affiliates. The shared services fee is reassessed and adjusted annually. For the three months ended March 31, 2024 and 2023, the shared service fees were $3.8 million and $3.7 million, respectively. These cost allocations reasonably reflect the services and the benefits derived for the periods presented. These allocations may not be indicative of the actual expenses that would have been incurred as a stand-alone entity.
In connection with the separation transaction, the Company intends to enter into a separation and distribution agreement, a transition services agreement, a tax matters agreement, and an employee matters agreement with Select, which will effect the separation of the Company’s business from Select and provide a framework for the Company’s relationship with Select after the separation.
11.   Commitments and Contingencies
Litigation
The Company is a party to various legal actions, proceedings, and claims, and regulatory and other governmental audits and investigations in the ordinary course of its business, including, but not limited to, legal actions and claims alleging professional malpractice, general liability for property damage, personal and bodily injury, violations of federal and state employment laws, often in the form of wage and hour class action lawsuits, and liability for data breaches. Many of these actions involve large claims and significant defense costs and sometimes, as in the case of wage and hour class actions, are not covered by insurance. The Company cannot predict the ultimate outcome of pending litigation, proceedings, and regulatory and other governmental audits and investigations. These matters could potentially subject the Company to sanctions, damages, recoupments, fines, and other penalties.
To address claims arising out of the Company’s operations, the Company maintains professional malpractice liability insurance and general liability insurance coverages through a number of different programs that are dependent upon such factors as the state where the Company is operating. The Company currently maintains insurance coverages under a combination of policies with a total annual aggregate limit of up to $29.0 million for professional malpractice liability insurance and $29.0 million for general liability insurance. The Company’s insurance for the professional liability coverage is written on a “claims-made” basis, and its commercial general liability coverage is maintained on an “occurrence” basis. These coverages apply after a self-insured retention limit is exceeded. Each of these programs has either a deductible or self-insured retention limit. The Company also maintains additional types of liability insurance covering claims which, due to their nature or amount, are not covered by or not fully covered by the applicable professional malpractice and general liability insurance policies, including workers compensation, property and casualty, directors and officer, cyber liability insurance and employment practices liability insurance coverages. Our insurance policies generally are silent with respect to punitive damages so coverage is available to the extent insurable under the law of any applicable jurisdiction, and are subject to various deductibles and policy limits. The Company reviews its insurance program annually and may make adjustments to the amount of insurance coverage and self-insured retentions in future years. Significant legal actions, as well as the cost and possible lack of available insurance, could subject the Company to substantial uninsured liabilities.
Physical Therapy Billing.   On October 7, 2021, Select received a letter from a Trial Attorney at the U.S. Department of Justice, Civil Division, Commercial Litigation Branch, Fraud Section (“DOJ”) stating that the DOJ, in conjunction with the U.S. Department of Health and Human Services (“HHS”), is investigating Select in connection with potential violations of the False Claims Act, 31 U.S.C. § 3729, et seq. The letter specified that the investigation relates to the Select’s billing for physical therapy services, and indicated that the DOJ would be requesting certain records from Select. In October and December 2021,

Confidential Treatment Requested by Concentra Group Holdings Parent, Inc.
Pursuant to 17 C.F.R. Section 200.83

the DOJ requested, and Select furnished, records relating to six of Select’s outpatient therapy clinics in Florida. In 2022 and 2023, the DOJ requested certain data relating to all of Select’s outpatient therapy clinics nationwide, and sought information about the Company’s ability to produce additional data relating to the physical therapy services furnished by Select’s outpatient therapy clinics and the Company. The Company has produced data and other documents requested by the DOJ and is fully cooperating on this investigation. In May 2024, by order of the U.S. District Court for the Middle District of Florida, a qui tam lawsuit that is related to the DOJ’s investigation was unsealed. The lawsuit, filed in May 2021 and amended in October 2021, was brought by Kathleen Kane, a physical therapist formerly employed in Select’s outpatient division, against Select Medical Corporation, Select Physical Therapy Holdings, Inc. and Select Employment Services, Inc. The Court ordered that the amended complaint be unsealed and served upon the defendants after the U.S. filed a notice declining to intervene in the case, but stating that its investigation is continuing and reserving its right to intervene at a later date. Although the amended complaint has not been served upon the defendants, the Company has obtained a copy. The amended complaint alleges that the defendants billed Federally funded health programs for one-on-one therapy services when group therapy was performed or overbilled for one-on-one therapy services, billed for unreimbursable unskilled physical therapy services, and submitted claims containing signatures of therapists who did not provide the billed services. At this time, the Company is unable to predict the timing and outcome of this matter.
California Department of Insurance Investigation.   On February 5, 2024, the Company received a subpoena from the California Department of Insurance relating to an investigation under the California Insurance Frauds Prevention Act (“IFPA”), Cal. Ins. Code § 1871.7 et seq., which allows a whistleblower to file a false claims lawsuit based on the submission of false or fraudulent claims to insurance companies. The subpoena seeks documentation relating mainly to the Company’s billing and coding for physical therapy claims submitted to commercial insurers and workers compensation carriers located or doing business in California. The Company intends to produce the requested documents and to cooperate on this investigation. At this time, the Company is unable to predict the timing and outcome of this matter.
Perry Johnson & Associates, Inc. Data Breach.   On November 10, 2023, Perry Johnson & Associates, Inc., a third-party vendor of health information technology solutions that provides medical transcription services (“PJ&A”), notified Concentra Health Services, Inc. (“Concentra”) that certain information related to particular Concentra patients was potentially affected by a cybersecurity event. This event occurred solely at PJ&A and was not the result of any activities or inaction on Concentra’s part. In early February 2024, Concentra sent notices to almost four million patients who may have been impacted by the data breach. During the first quarter of 2024, Concentra became aware of six putative class action lawsuits files against PJ&A and Concentra related to the data breach. The first was filed in the U.S. District Court for the Eastern District of Michigan on February 19, 2024 by Elliot Curry, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he became the victim of identity theft as a result of the PJ&A data breach and that Concentra had lax data security policies. The second was filed in the U.S. District Court for the Eastern District of New York on February 21, 2024 by Tiffany Williams and Jo Joaquim, individually and on behalf of all others similarly situated. Plaintiffs alleged, among other things, that they face an immediate and heightened risk of identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard their private information. The third was filed in the U.S. District Court for the Eastern District of Missouri on February 26, 2024 by Stephen Tate, a.k.a. Steven Tate, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a heightened and imminent risk of identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his private information. The fourth was filed in the U.S. District Court for the Eastern District of Michigan on February 26, 2024 by Eric Franczak, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a substantially increased risk of fraud and identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his private information. The fifth was filed in the U.S. District Court for the Eastern District of Michigan on March 6, 2024 by Lazema Johnson, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that she faces a substantially increased risk of fraud and identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard her private information. The sixth was filed in the Superior Court of California, County of Los Angeles, on April 8, 2024 by Robert Valencia, individually and on behalf of all others similarly situated. Plaintiff alleged, among other things, that he faces a substantially increased risk of fraud and identity theft as a result of the data breach and that the defendants failed to take measures to properly safeguard his

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private information. Concentra is working with its cybersecurity risk insurance policy carrier and does not believe that the data breach or the lawsuits will have a material impact on its operations or financial performance. However, at this time, Concentra is unable to predict the timing and outcome of these matters.
12.   Subsequent Events
The Condensed Consolidated Financial Statements of the Company are derived from the condensed consolidated financial statements of Select, which issued its financial statements for the three months ended March 31, 2024 on May 2, 2024. Accordingly, the Company evaluated transactions or other events for consideration as recognized subsequent events in the condensed consolidated financial statements through May 2, 2024. Additionally, the Company has evaluated transactions and other events that occurred through May 17, 2024, the date these Condensed Consolidated Financial Statements were issued, for purposes of disclosure of unrecognized subsequent events.

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      Shares
CONCENTRA GROUP HOLDINGS PARENT, INC.
Common Stock

PROSPECTUS

J.P. Morgan
Goldman Sachs & Co. LLC
         , 2024
Through and including       (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee.
Payable by the registrant
SEC registration fee	*
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	*

*
To be furnished by amendment.

Item 14.   Indemnification of Directors and Officers.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for such limitation of liability.
We will maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to payments which may be made by us to our directors and officers pursuant to the above indemnification provision or otherwise as a matter of law. Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL against liabilities that may arise by reason of their service to us and that we must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
The underwriting agreement, the form of which will be filed as an exhibit to this registration statement, will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

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These indemnification provisions may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Item 15.   Recent Sales of Unregistered Securities.
None.
Item 16.   Exhibits and Financial Statement Schedules.
(a)
Exhibits:   The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated by reference herein.

(b)
Financial Statement Schedules:   Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.

Item 17.   Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX
Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of Concentra Group Holdings Parent, Inc.*
3.2	Form of Amended and Restated Bylaws of Concentra Group Holdings Parent, Inc.*
5.1	Opinion of Dechert LLP*
10.1	Form of Separation Agreement, by and between Select and Concentra Group Holdings Parent, Inc.*
10.2	Form of Tax Matters Agreement, by and between Select and Concentra Group Holdings Parent, Inc.*
10.3	Form of Employee Matters Agreement, by and between Select and Concentra Group Holdings Parent, Inc.*
10.4	Form of Transition Services Agreement, by and between Select and Concentra Group Holdings Parent, Inc.*
10.5	Form of Medical Center Management and Consulting Agreement, by and between Concentra and the Managed PC.*
10.6	Credit Agreement, by and among Concentra Group Holdings Parent, Inc., the guarantors party thereto and each of the financial institutions named therein as lenders and issuing banks and , Administrative Agent.*
10.7	Form of Equity Incentive Plan*†
10.8	Employment Agreement, dated as of June 25, 2015, by and between W. Keith Newton and Concentra, Inc.*†
10.9	Employment Agreement, dated as of August 19, 2015, by and between Matthew DiCanio and Concentra, Inc.*†
10.10	Employment Agreement, dated as of August 10, 2015, by and between John deLorimier and Concentra, Inc.*†
10.11	Employment Agreement, dated as of January 4, 2016, by and between Giovanni Gallara and Concentra, Inc.*†
10.12	Employment Letter Agreement, dated as of January 14, 2016, by and between Su Zan Nelson and Concentra, Inc.*†
21.1	Subsidiaries of Concentra Group Holdings Parent, Inc.*
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Dechert LLP (contained in its opinion filed as Exhibit 5.1 hereto)*
24.1	Power of Attorney (included on the signature page to this registration statement)*
99.1	Consent of Director Nominee of Marc R. Watkins*
99.2	Consent of Director Nominee of Cheryl Pegus*
107.1	Filing Fee Table*

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.

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Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of       , State of       , on         .
Concentra Group Holdings Parent, Inc.
By: Name: Title:
Signatures and Powers of Attorney
Each of the undersigned officers and directors of Concentra Group Holdings Parent, Inc. hereby severally constitutes and appoints        and       , and each of them acting alone, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
By:	William K. Newton (Principal Executive Officer and Director)
By:	Matthew T. DiCanio (President and Principal Financial Officer)
By:	Su Zan Nelson (Principal Accounting Officer)
By:	Robert A. Ortenzio Director
By:	Daniel J. Thomas Director